


Received SEC

APR 11 2013

Washington, DC 20549

2012 ANNUAL REPORT ON FORM 10-K

Principal Financial Group

PRINCIPAL FINANCIAL GROUP, INC.
TABLE OF CONTENTS

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in operations and financial results and the business and the products of the Registrant and its subsidiaries, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on us. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties. Those risks and uncertainties include, but are not limited to the risk factors listed in Item 1A. "Risk Factors."

PART I

Item 1. Business

Principal Financial Group, Inc. ("PFG") is a global investment management leader offering retirement services, insurance solutions and asset management. We offer businesses, individuals and institutional clients a wide range of financial products and services, including retirement, asset management and insurance through our diverse family of financial services companies. We have $403.0 billion in assets under management ("AUM") and approximately 18.3 million customers worldwide as of December 31, 2012.

We primarily focus on small and medium-sized businesses, which we define as companies with less than 1,000 employees, providing a broad array of retirement and employee benefit solutions to meet the needs of the business, the business owner and their employees. We are the leading provider of corporate defined contribution plans in the U.S., according to Spectrem Group. We are also the leading employee stock ownership plan consultant. In addition, we are a leading provider of nonqualified plans, defined benefit plans and plan termination annuities. We are also one of the largest providers of specialty benefits insurance product solutions.

We believe small and medium-sized businesses are an underserved market, offering attractive growth opportunities in the U.S. in retirement services and other employee benefits. We also believe there is a significant opportunity to leverage our U.S. retirement expertise into select international markets that have adopted or are moving toward private sector defined contribution pension systems. This opportunity is particularly compelling as aging populations around the world are driving increased demand for retirement accumulation, retirement asset management and retirement income management solutions.

Our Reportable Segments

We organize our businesses into the following reportable segments:

- Retirement and Investor Services;
- Principal Global Investors;
- Principal International and
- U.S. Insurance Solutions.

We also have a Corporate segment, which consists of the assets and activities that have not been allocated to any other segment.

See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 16, Segment Information" for financial results of our segments, including our operating revenues for our products and services described in each of the subsequent segment discussions.

Retirement and Investor Services Segment

Our asset accumulation activities in the U.S. date back to the 1940s when we first began providing pension plan products and services. We now offer a comprehensive portfolio of asset accumulation products and services for retirement savings and investment:

- To businesses of all sizes with a concentration on small and medium-sized businesses, we offer products and services for defined contribution pension plans, including 401(k) and 403(b) plans, defined benefit pension plans, nonqualified executive benefit plans and employee stock ownership plan ("ESOP") consulting services. For more basic investment needs, we offer SIMPLE Individual Retirement Accounts ("IRA") and payroll deduction plans;
- To large institutional clients, we also offer investment-only products, including guaranteed investment contracts ("GICs") and funding agreements and
- To employees of businesses and other individuals, we offer the ability to accumulate savings for retirement and other purposes through mutual funds, individual annuities and bank products.

We organize our Retirement and Investor Services operations into two business groupings:

- Accumulation business — which includes full service accumulation, Principal Funds (our mutual fund business), individual annuities and bank and trust services; and
- Guaranteed business — which includes investment only and full service payout.

Accumulation Business

Full Service Accumulation

Products

We offer a wide variety of investment and administrative products for defined contribution pension plans, including 401(k) and 403(b) plans, defined benefit pension plans, nonqualified executive benefit plans and ESOPs. A 403(b) plan is a plan described in Section 403(b) of the Internal Revenue Code that provides retirement benefits for employees of tax-exempt organizations and public schools.

Full service accumulation products respond to the needs of plan sponsors seeking both administrative and investment services for defined contribution plans or defined benefit plans. The investment component of both the defined contribution and defined benefit plans may be in the form of a general account, separate account, a mutual fund offering or a collective investment trust. In addition, defined contribution plans may also offer their own employer security as an investment option.

We deliver both administrative and investment services to our defined contribution plan and defined benefit plan customers through annuities and mutual funds. Group annuities and the underlying investment options are not required to be registered with the United States Securities and Exchange Commission ("SEC"). Our mutual fund offering is called Principal Advantage. It is a qualified plan product based on our series mutual fund, Principal Funds, Inc. We offer investments covering the full range of stable value, equity, fixed income, real estate and international investment options managed by our Principal Global Investors segment as well as third-party asset managers.

As of December 31, 2012, we provided full service accumulation products to (a) over 30,700 defined contribution pension plans, of which approximately 25,500 were 401(k) plans, including $93.7 billion in assets and covering 3.4 million eligible plan participants, and (b) to over 2,400 defined benefit pension plans, including $15.9 billion in assets and covering over 354,000 eligible plan participants. As of December 31, 2012, approximately 61% of our full service accumulation account values were managed by our affiliated asset manager, Principal Global Investors. Third-party asset managers provide asset management services with respect to the remaining assets.

Markets and Distribution

We offer our full service accumulation products and services to employer-sponsored pension plans, including qualified and nonqualified defined contribution plans and defined benefit plans. Our primary target market is plans sponsored by small and medium-sized businesses, which we believe remains under-penetrated. According to Spectrem Group, in 2011, only 25% of businesses with between 10 and 49 employees, 50% of businesses with between 50 and 99 employees, 56% of businesses with between 100 and 249 employees and 69% of businesses with between 250 and 500 employees offered a 401(k) plan. The same study indicates that 75% of employers with between 500 and 1,000 employees, 78% of employers with between 1,000 and 5,000 employees and 79% of employers with 5,000 or more employees offered a 401(k) plan in 2011.

We distribute our full service accumulation products and services nationally, primarily through a captive retirement services sales force. As of December 31, 2012, over 117 retirement services sales representatives in over 42 offices, operating as a wholesale distribution network, maintained relationships with over 12,100 independent brokers, consultants and agents. Retirement services sales representatives are an integral part of the sales process alongside the referring consultant or independent broker. We compensate retirement services sales representatives through a blend of salary and production-based incentives, while we pay independent brokers, consultants and agents a commission or fee.

As of December 31, 2012, we had a separate staff of over 280 service and education specialists located in the sales offices who play a key role in the ongoing servicing of pension plans by providing local services to our customers, such as reviewing plan performance, investment options and plan design; communicating the customers' needs and feedback to us and helping employees understand the benefits of their pension plans. The following summarizes our distribution channels:

- We distribute our annuity-based products through sales representatives, agents and brokers who are primarily state licensed individuals.
- Principal Advantage, our mutual fund-based product, is targeted at defined contribution plans through broker-dealer distribution channels. Principal Advantage gives us access to Financial Industry Regulatory Authority-registered distributors who are not traditional sellers of annuity-based products and broadens opportunities for us in the investment advisor and broker-dealer distribution channels.
- Principal Retirement Income Edge® is designed to create a coordinated experience from accumulation to income management for advisors to use with their individual clients and plan participants who are nearing or enjoying retirement. The Principal Retirement Income Edge® program provides education and planning tools as well as a wide variety of products such as annuities, mutual funds and bank products to provide personalized income management solutions.
- Through our Retire Secure strategy we provide financial education and assistance to individual investors who are participants/members of employer-based accumulation solutions to help them achieve financial security.

We believe our approach to full service accumulation plan services distribution gives us a local sales and service presence that differentiates us from many of our competitors. We have also established a number of marketing and distribution relationships to increase the sales of our accumulation products.

Principal Funds

We have been providing mutual funds to customers since 1969. We offer mutual funds to individuals, businesses and institutional investors for use within variable life and variable annuity contracts, for use in employer-sponsored pension plans, as a rollover investment option, and for general investment purposes.

Products and Services

Principal Funds plans to grow into a top advisor sold mutual fund company with a sales force focused on multiple channels. As of November 2012, as reported by the Strategic Insight, we are ranked 20th according to AUM (long term funds) of the top 50 intermediary sold mutual funds. We provide accounting, compliance, corporate governance and product development for all mutual funds we organize.

Principal Funds, Inc. Principal Funds, Inc. ("PFI") is a series mutual fund that, as of December 31, 2012, offered 64 investment options. This fund's five R class shares act as the funding vehicle for Principal Advantage, the defined contribution product described above under "Retirement and Investor Services Segment-Full Service Accumulation-Products." This fund also offers three classes of shares to individuals. One of these three share classes is for IRA rollovers (J shares) and two are for general investment purposes (A and C shares). Two additional classes of shares are available: (1) I shares, which are offered primarily to specified institutional investors, and (2) P shares, which are used primarily in adviser fee-based programs. As of December 31, 2012, the fund held $81.5 billion of AUM. We report the results for this fund in "Full Service Accumulation" or "Principal Funds" based on the distribution channel associated with the AUM.

Principal Variable Contracts Funds, Inc. Principal Variable Contracts Funds, Inc. is a series mutual fund that, as of December 31, 2012, provided 36 investment options for variable annuity and variable life insurance contracts issued by Principal Life Insurance Company ("Principal Life") and other insurance companies not affiliated with Principal Life. As of December 31, 2012, this fund had AUM of $6.5 billion. AUM backing Principal Life variable annuity contracts is reported in this segment under "Individual Annuities." AUM backing Principal Life variable life insurance contracts is reported in the U.S. Insurance Solutions segment.

Principal Managed Portfolio. Principal Managed Portfolio is an advisory product offered by our registered investment advisor, Princor Financial Services Corporation ("Princor"), which permits the client to invest only in Principal Funds, Inc. Clients are charged a quarterly asset-based fee on this product. As of December 31, 2012, Principal Managed Portfolio had accumulated $668.2 million in assets.

Principal Advisory Select and Principal Dynamic Portfolios. These are advisory products offered by our registered investment advisor, Princor, which permits the client to invest in a broad array of investments. Clients are charged a quarterly asset-based fee on these products. As of December 31, 2012, these products had accumulated $2.0 billion in assets.

Markets and Distribution

Our markets for PFI's retail share classes are individuals seeking to accumulate savings for retirement and other purposes, as well as nonqualified individual savings plans utilizing payroll deductions. We also market PFI's retail share classes to participants in pension plans who are departing their plans and reinvesting their retirement assets into individual retirement accounts.

We sell PFI's share classes primarily through registered representatives from other broker-dealers; affiliated financial representatives; independent brokers registered with our securities broker-dealer, Princor; direct deposits from our employees and others and Principal Connection. As of December 31, 2012, 63 retail sales representatives across the United States, operating as a wholesale distribution network, maintained relationships with over 47,000 independent brokers, consultants and agents. Principal Connection is our direct response distribution channel for retail financial services products to individuals. Principal Connection's services are available over the phone, on the Internet or by mail. Princor recruits, trains and supervises registered representatives selling our products through Principal Connection.

Individual Annuities

Individual annuities offer a tax-deferred means of accumulating retirement savings, as well as a tax-efficient source of income during the payout period.

Products

We offer both fixed and variable annuities to individuals and pension plans. Individual annuities may be categorized in two ways: (1) deferred, in which case assets accumulate until the contract is surrendered, the customer dies or the customer begins receiving benefits under an annuity payout option, or (2) immediate/payout, in which case payments begin within one year of issue and continue for a fixed period of time or for life.

Fixed Deferred Annuities. Our individual fixed deferred annuities consist of both single premium deferred annuity contracts and flexible premium deferred annuity contracts ("FPDAs"). Some FPDA contracts limit the period of time deposits are allowed (e.g., only one year). For most contracts, the principal amount is guaranteed. We credit the customer's account with a fixed interest rate and for a specified number of years. Thereafter, we reset, typically annually, the interest rate credited to the contract based upon our discretion, subject to contractual minimums, by taking into account market and other conditions. We also offer a fixed deferred annuity where the interest credited is linked to an external equity index, subject to maximum and minimum values. Our major source of income from fixed deferred annuities is the spread between the investment income earned on the underlying general account assets and the interest rate credited to the contracts. We bear the investment risk because, while we credit customers' accounts with a stated interest rate, we cannot be certain the investment income we earn on our general account assets will exceed that rate. The Principal Global Investors segment manages the assets supporting these contracts.

Variable Deferred Annuities. Individual variable deferred annuities are savings vehicles through which the customer makes one or more deposits of varying amounts and intervals. Customers have the flexibility to allocate their deposits to investment sub-accounts managed by the Principal Global Investors segment or other third-party asset managers. As of December 31, 2012, 84% of our $6.6 billion in variable annuity account balances was allocated to investment sub-accounts and our general account, which are managed by the Principal Global Investors segment and 16% was allocated to investment sub-accounts managed by third-party asset managers. Generally speaking, the customers bear the investment risk and have the right to allocate their assets among various separate investment sub-accounts. The value of the annuity fluctuates in accordance with the experience of the investment sub-accounts chosen by the customer. Customers have the option to allocate all or a portion of their account to our general account, in which case we credit interest at rates we determine, subject to contractual minimums. Customers may elect a living benefit guarantee (commonly known in the industry as a guaranteed minimum withdrawal benefit, or "GMWB"). We bear the GMWB investment risk. We attempt to hedge the GMWB investment risk through the use of sophisticated risk management techniques. As of December 31, 2012, $3.6 billion of the $6.6 billion of variable annuity account value had the GMWB rider. Our major source of revenue from variable annuities is mortality and expense fees we charge to the customer, generally determined as a percentage of the market value of the assets held in a separate investment sub-account.

Fixed Immediate Annuities. Our individual fixed immediate annuities consist almost exclusively of single premium immediate annuity contracts ("SPIAs"). SPIAs are products where the customer makes a single deposit and from which periodic benefit payments are made. Payments may be contingent upon the survival of one or two individuals or payments may be fixed, meaning payments are contractually guaranteed and do not depend on the continuing survival of any individual. Our major source of income from fixed immediate annuities is the spread between the investment income earned on the underlying general account assets and the interest rate implied in the calculation of annuity benefit payments. We bear the investment risk because we cannot be certain the investment income we earn on our general account assets will exceed the rate implied in the SPIA contracts. The Principal Global Investors segment manages the assets supporting these contracts.

Markets and Distribution

Our target markets for individual annuities include owners, executives and employees of small and medium-sized businesses and individuals seeking to accumulate and/or eventually receive distributions of assets for retirement. We market both fixed and variable annuities to individuals for both qualified and nonqualified retirement savings.

We sell our individual annuity products through our affiliated financial representatives, who accounted for 46%, 50% and 43% of annuity sales for the years ended December 31, 2012, 2011 and 2010, respectively. The remaining sales were made through banks, brokerage general agencies, mutual fund companies, Principal Connection and unaffiliated broker-dealer firms. Affiliated financial representatives continued to be the primary distribution channel of our variable deferred annuities. The majority of overall annuity sales, however, were from non-affiliated distribution channels, as a result of focused efforts to increase fixed annuity sales through non-affiliated distribution channels.

Bank and Trust Services

Bank and trust services includes Principal Bank and Principal Trust Company. Principal Bank is a federal savings bank that began its activities in February 1998. As of December 31, 2012, Principal Bank had over 254,000 customers and approximately $2.4 billion in assets. Delaware Charter Guarantee & Trust Company, dba Principal Trust Company, is a Delaware state chartered non-deposit trust company that was chartered in 1899. It is one of the largest non-deposit trust companies in the U.S. As of December 31, 2012, we served as trustee to over 247,000 accounts, which held assets of approximately $127.6 billion. Principal Trust Company may not accept deposits and cannot make personal or commercial loans.

Products

Our current bank products and services include a suite of consumer checking and savings accounts, money market accounts, certificates of deposit ("CDs"), individual retirement accounts, small account rollovers from qualified retirement plans and sweep accounts associated with affiliated brokerage accounts. Principal Bank participates in the Certificate of Deposit Account Registry Service program through which certain customer CDs are exchanged for CDs of similar amounts from participating banks. The deposit products provide a relatively stable source of funding and liquidity and are used to fund purchases of investment securities and loans.

Principal Trust Company specializes in providing trust solutions for a full array of employee benefit plans and accounts including 401(k) and 403(b) plans, defined benefit pension plans, nonqualified executive benefit plans, ESOPs, and self-directed tax-advantaged savings accounts, such as IRAs. Principal Trust Company also maintains collective investment funds and provides personal trust services.

Markets and Distribution

We offer our bank products and services to employees of businesses and other individuals with a primary focus on helping customers accumulate savings for retirement and other purposes. We also pursue asset retention strategies with customers who seek to transfer assets from our other asset accumulation products by offering them our banking products and services. Principal Bank services customers through the telephone, mail and Internet.

We deliver our directed trust services and collective investment funds to customers through our PFG affiliates and affiliated financial representatives. Administrative trust services for self-directed tax-advantaged savings accounts are sold through non-affiliated brokerage firms, clearing firms, financial advisors and asset managers.

Guaranteed Business

Investment Only

Products

The three primary products for which we provide investment only services are: GICs, funding agreements and other investment only products.

GICs and funding agreements pay a specified rate of return. The rate of return can be a floating rate based on an external market index or a fixed rate. Our investment only products contain provisions disallowing or limiting early surrenders, including penalties for early surrenders and minimum notice requirements.

Deposits to investment only products are predominantly in the form of single payments. As a result, the level of new deposits can fluctuate from one fiscal quarter to another. Assets invested in GICs and funding agreements generate a spread between the investment income earned by us and the amount credited to the customer. Our other investment only products consist of separate accounts invested in either equities or fixed income instruments. The Principal Global Investors segment manages the assets supporting investment only account values.

Markets and Distribution

We market GICs and funding agreements primarily to pension plan sponsors and other institutions. We also offer them as part of our full service accumulation products. We sell our GICs primarily to plan sponsors for funding of tax-qualified retirement plans. We sell our funding agreements directly to institutions that may or may not be pension funds and unconsolidated special purpose vehicles domiciled either in the U.S. or offshore for funding agreement-backed note programs. The funding agreements sold as part of these funding agreement-backed note programs work by having investors purchase debt obligations from the special purpose vehicle which, in turn, purchases the funding agreement from us with terms similar to those of the debt obligations. The strength of this market is dependent on debt capital market conditions. As a result, our sales through this channel can vary widely from one quarter to another. In addition to the special purpose vehicle selling the funding agreement-backed notes to U.S. and foreign institutional investors, the special purpose vehicle may also sell notes to U.S. retail investors through a SEC-registered shelf debt issuance program.

Full Service Payout

Products

Full service payout products respond to the needs of pension plan participants who, upon retirement or termination of their employment, seek a guaranteed income stream. Plan participants who seek these services include those from pension plans we service, as well as pension plans other providers service. We primarily offer single premium group annuities, which are immediate or deferred annuities that provide a current or future specific income amount, fully guaranteed by us. These are available to defined contribution and defined benefit plan participants. We make regular payments to individuals, invest the underlying assets on their behalf and provide tax reporting to them. We also reinsure single premium immediate annuities issued by another insurer.

Single premium group annuities are traditionally used in conjunction with defined benefit plans, particularly those where the plan is being terminated. In such instances, the plan sponsor transfers all its obligations under the plan to an insurer by paying a single premium. Increasingly, these products are purchased by defined contribution plan participants who reach retirement age. Generally, plan sponsors restrict their purchases to insurance companies with superior or excellent financial quality ratings because the Department of Labor has mandated that annuities be purchased only from the "safest available" insurers.

Premium received from full service payout products are generally in the form of single payments. As a result, the level of new premiums can fluctuate depending on the number of retirements and large-scale annuity sales in a particular fiscal quarter. The Principal Global Investors segment manages the assets supporting full service payout account values.

Markets and Distribution

Our primary distribution channel for full service payout products is comprised of several specialized home office sales consultants working through consultants and brokers that specialize in this type of business. Our sales consultants also make sales directly to institutions. Our nationally dispersed retirement services sales representatives act as a secondary distribution channel for these products. Principal Connection also distributes full service payout products to participants in plans we service who are terminating employment or retiring.

Principal Global Investors Segment

Our Principal Global Investors segment manages assets for sophisticated investors around the world, using a multi-boutique strategy that enables the segment to provide an expanded range of diverse investment capabilities including equity, fixed income and real estate investments. We also have experience in currency management, asset allocation, stable value management and other structured investment strategies. We focus on providing services to our other segments and third-party institutional clients. We maintain offices in Australia, Brazil, Dubai, Germany, Hong Kong, Japan, Netherlands, Singapore, the United Kingdom and the United States.

We deliver our products and services through our network of specialized investment groups and boutiques including Principal Global Investors — Equities; Principal Global Investors — Fixed Income; Principal Real Estate Investors, LLC; Principal Enterprise Capital, LLC; Spectrum Asset Management Inc.; Post Advisory Group, LLC; Columbus Circle Investors; Edge Asset Management Inc.; Morley Financial Services Inc.; Macro Currency Group; Finisterre Capital LLP; Origin Asset Management LLP and Multi-Asset Advisors Group. As of December 31, 2012, Principal Global Investors and its boutiques managed $263.2 billion in assets.

Products and Services

Our products and services are provided for a fee as defined by client mandates. Our fees are generally driven by AUM. We are diversified across three primary asset classes.

Equity Investments. As of December 31, 2012, Principal Global Investors — Equities along with Columbus Circle Investors, Edge Asset Management Inc. and Origin Asset Management LLP managed $79.1 billion in global equity assets. Our equity capabilities encompass large-cap, mid-cap and small-cap stocks in developed and emerging markets worldwide. As of December 31, 2012, 44% of equity AUM was derived from our pension products, 26% from other products of PFG and the remaining 30% from third-party institutional clients.

Fixed Income Investments. As of December 31, 2012, Principal Global Investors — Fixed Income along with Spectrum Asset Management Inc.; Post Advisory Group, LLC; Edge Asset Management Inc.; Morley Financial Services Inc. and Finisterre Capital LLP managed $130.1 billion in global fixed income assets. Collectively, our experience in fixed income management spans multiple economic and credit market cycles, and encompasses all major fixed income sectors and security types. Our research and risk management capabilities in worldwide debt markets provide a strong foundation for broadly diversified "multi-sector" portfolios, tailored to specific client objectives. As of December 31, 2012, 32% of these assets were derived from our pension products, 33% from other products of PFG, and the remaining 35% from third-party institutional clients.

Real Estate Investments. Principal Global Investors, through its affiliates Principal Real Estate Investors, LLC and Principal Enterprise Capital, LLC, managed a portfolio of primarily U.S. commercial real estate assets of $44.8 billion as of December 31, 2012. Principal Real Estate Investors, LLC provides our clients with a broad range of real estate investment options including private real estate equity, commercial mortgages, bridge/mezzanine loans, commercial mortgage-backed securities and real estate investment trust securities. As of December 31, 2012, 26% of the commercial real estate portfolio was derived from our pension products, 28% from other products of PFG and the remaining 46% from third-party institutional clients.

Other. We offer products and services through other asset classes including managing currency mandates through our Macro Currency Group boutique. As of December 31, 2012, we managed $9.2 billion with 100% of these assets derived from third-party institutional clients.

Multi-Asset Advisors Group was established to provide advice on multi-asset strategies to global clients and to develop and manage customized multi-asset products to address specific client needs. Multi-Asset Advisors Group helps Principal Global Investors optimize our broad range of capabilities while enhancing our position as a thought leader and trusted advisor to large institutional clients.

Markets and Distribution

We employed 121 institutional sales, relationship management and client service professionals as of December 31, 2012, who worked with consultants and directly with large investors to acquire and retain third-party institutional clients. As of December 31, 2012, Principal Global Investors and its boutiques had approximately 665 third-party institutional clients with $98.2 billion of AUM in 36 countries.

Principal International Segment

Our Principal International segment has operations in Brazil, Chile, China, Hong Kong Special Administrative Region ("SAR"), India, Mexico and Southeast Asia. We focus on countries with large middle classes, favorable demographics, and growing long-term savings, ideally with defined contribution retirement markets. We entered these locations through acquisitions, start-up operations and joint ventures.

The activities of our Principal International segment reflect our efforts to accelerate the growth of our AUM by capitalizing on the international trend toward private sector defined contribution pension systems and individual long-term savings. Through the Principal International segment, we offer retirement products and services, annuities, mutual funds, institutional asset management and life insurance accumulation products.

Products, Markets and Distribution

Brazil. We offer pension, retirement income and asset accumulation products through a co-managed joint venture, Brasilprev Seguros e Previdencia ("Brasilprev") in which PFG owns 25% of the economic interest and 50.01% of the voting shares. The partner is Banco do Brasil ("Banco"), which had approximately 5,340 Brazilian branches as of September 30, 2012. Brasilprev has an exclusive agreement with Banco to distribute pension, retirement and long-term asset accumulation products. Our joint venture provides defined contribution products, complementary life protection and payout solutions for the retirement needs of employers and individuals. Banco's employees sell these products directly to individual clients through its bank branches. In addition, our joint venture reaches corporate clients through two wholesale distribution channels: (1) a network of independent brokers who sell to the public and (2) Banco's corporate account executives who sell to existing and prospective corporate clients. According to Federação Nacional de Previdência e Vida, our joint venture ranked third in the Brazilian private pension market based upon managed assets as of October 31, 2012.

On April 2, 2012, we purchased a 60% indirect ownership in Claritas Administração de Recursos Ltda ("Claritas"), a leading Brazilian mutual fund and asset management company. The Sao Paulo-based company manages equity funds, balanced funds, managed accounts and other strategies for affluent clients and institutions through its multi-channel distribution network. This purchase positions us to capture future growth expected in the mutual fund and asset management business in Brazil.

Chile. We offer long-term savings products, retirement annuities, mutual funds, life insurance accumulation products and institutional asset management services.

Retirement annuities are offered to individuals exiting the pre-retirement accumulation system. Annuity products are distributed through a network of brokers and independent agents numbering approximately 440 as of December 31, 2012.

We serve the individual and group voluntary/complementary long-term savings market by offering "APV plans" (qualified individual retirement solutions) and "APVC plans" (qualified group retirement solutions that are similar to the U.S. 401(k) product line). According to the Asociacion de Adminstradoras de Fondos Mutuous de Chile, we ranked first in AUM for mutual fund companies offering these plans in Chile as of November 30, 2012. The plans, together with non-qualified mutual fund products, are distributed to retail clients through our proprietary sales force, financial advisors, brokerage houses, alliances with financial institutions and one of the largest retailers in Chile, Falabella.

Life insurance accumulation products are also offered to individuals through brokers and financial advisors. We also offer institutional asset management services to pension funds, insurance companies, mutual fund companies and investment platforms through our proprietary sales force.

On October 8, 2012, we signed a definitive agreement to acquire AFP Cuprum S.A. ("Cuprum"). The agreement required Empresas Penta S.A. and Inversiones Banpenta Limitada to sell their 63% ownership in Cuprum pursuant to a public tender offer that also included the remaining 37% of publicly traded shares. The transaction closed on February 4, 2013, resulting in an approximately 90% ownership stake in Cuprum. Cuprum is a leading pension manager in Chile, whose products include mandatory employee-funded pension plans, voluntary pension products (APV) and other long-term savings products.

China. We offer mutual funds and asset management services to individuals and institutions through a minority-held joint venture that includes China Construction Bank ("CCB"), the majority partner. We sell mutual funds primarily through our partner bank, CCB. The bank provides extensive distribution capabilities for the joint venture in terms of brand awareness and the number of branch outlets, which number approximately 13,600.

Hong Kong SAR. We offer defined contribution pension and mutual fund products to both corporate and retail clients and also provide institutional asset management services.

We actively compete in the defined contribution pension plan market. The government currently requires both employers and employees to each contribute 5% of an employee's income to a Mandatory Provident Fund ("MPF"). We target small and medium-sized employers and distribute products mainly through strategic alliances with intermediaries, e.g., insurance companies, brokers, consultants and banks. We have expanded our distribution capability to complement our MPF and mutual fund businesses by developing a proprietary sales force through a wholly owned investment financial planning company that will focus on retirement and long-term investment products.

We sell mutual funds to retail customers primarily through strategic alliances with banks. To grow institutional asset management, our operations in Hong Kong SAR leverage Principal Global Investors' regional asset management and sales resources to jointly secure mandates.

India. We offer mutual funds and asset management services to both retail and corporate customers.

In the mutual funds market, we compete by managing and administering funds for both individuals and corporations through a majority-owned joint venture. The minority partners are Punjab National Bank and Vijaya Bank, two large Indian commercial banks with a combined network of approximately 7,000 branches. Mutual funds are sold through regional offices and other bank branches located throughout India. In addition to the current mutual fund business, we are positioning ourselves to compete in the emerging pension and long-term savings market in India through the launch of a proprietary distribution company in October 2012 that will focus on retirement and long-term investment products.

Mexico. We offer defined contribution pension products, mutual funds, annuities and asset management services to institutional clients.

Through our AFORE pension company, we manage and administer approximately 3.9 million individual retirement accounts under the mandatory privatized social security system for all non-government employees in Mexico. We distribute products and services through a proprietary sales force of approximately 1,200 sales representatives as of December 31, 2012, as well as independent brokers who sell directly to individuals. In addition, we have a distribution arrangement for the distribution of Principal AFORE's products through HSBC Bank's extensive network in Mexico.

Our mutual fund company distributes products and services through a sales force of approximately 70 employees and through distribution agreements with other financial entities. We administer previously sold annuities and life products.

Mexico has institutional asset management services, offering both domestic and international products.

Southeast Asia. We offer conventional and Islamic mutual funds and fund management services through our minority-held joint venture with CIMB Group, the majority partner. CIMB Group is the second largest Malaysian bank with a strong presence in many Asian countries. The joint venture has a sales force of approximately 6,200 mutual fund agents selling to retail customers as of December 31, 2012. We also market mutual funds through wholesale bank channels. The joint venture's main bank channels include approximately 1,100 bank branches throughout Malaysia, Indonesia, Thailand and Singapore. The joint venture also distributes its mutual funds through third party institutions including other banks and security houses.

CIMB-Principal Asset Management ranked second in total unit trust assets managed and second in Islamic unit trust assets managed in the Malaysian asset management industry as of November 30, 2012. The joint venture also manages a significant amount of institutional asset mandates.

In November 2012, we began operations for a voluntary retirement accumulation business under the Private Retirement Scheme ("PRS") through our joint venture in Malaysia, CIMB-Principal Asset Management. Contributions through the PRS scheme allows for both individual and employer tax advantaged contributions.

The joint venture also has operations in Singapore (CIMB-Principal Asset Management (S) Pte Ltd), Indonesia (PT CIMB-Principal Asset Management) and Thailand (CIMB-Principal Asset Management Company Limited).

U.S. Insurance Solutions Segment

Our U.S. Insurance Solutions segment offers individual and group insurance solutions. We focus on providing comprehensive insurance solutions for small and medium-sized businesses and their owners and executives. We organize our operations into two divisions: Individual Life Insurance and Specialty Benefits Insurance. However, we share key resources in our core areas such as strategic leadership, distribution, and marketing.

Individual Life Insurance

We began as an individual life insurer in 1879. Our U.S. operations administer approximately 539,000 individual life insurance policies with over $167.4 billion of individual life insurance in force as of December 31, 2012. We assist not only in personal insurance but also specialize in business insurance needs for small to medium-sized companies through our wide range of business and nonqualified solutions.

Small and medium-sized companies are challenged with how to build quality benefits packages for executives, how to transition the company's ownership to a partner or family member and how to save for retirement. In addition, executives and other key employees often have personal insurance needs. These needs are the focus of our products within the individual life insurance arena.

Products and Services

Our Business Owner and Executive Solutions platform as well as our nonqualified deferred compensation offering combines administration and consulting to service our client's needs. We target the business and personal insurance needs of owners and executives of small and medium-sized businesses with an increasing focus on providing insurance solutions for nonqualified executive benefits. In addition, we market our products to meet traditional retail insurance needs. We offer a variety of individual life insurance products, including universal life insurance, variable universal life insurance and term life insurance.

Universal and Variable Universal Life Insurance. Universal and variable universal life insurance products offer the policyholder the option of adjusting both the premium and the death benefit amounts of the insurance contract. Universal life insurance typically includes a cash value account that accumulates at a credited interest rate based on the investment returns of the block of business. Variable universal life insurance is credited with the investment returns of the various investment options selected. For the year ended December 31, 2012, 77% of individual life insurance annualized first year premium sales were generated from universal and variable universal life insurance products. Universal and variable universal life insurance represents 69% of individual life insurance premium and deposits for the year ended December 31, 2012, and 45% of individual life insurance in force as of December 31, 2012. Variable universal life insurance products represented 27% of our universal and variable universal life insurance deposits for the year ended December 31, 2012.

After a deduction for policy level expenses, we credit net deposits to an account maintained for the policyholder. For universal life contracts, the entire account balance is invested in the general account. Interest is credited to the policyholder's account based on the earnings on general account investments. For variable universal life contracts, the policyholder may allocate the account balance among our general account and a variety of separate account choices. Interest is credited on amounts allocated to the Principal Life general account in the same manner as for universal life. Net investment performance on separate account investments is allocated directly to the policyholder accounts; the policyholder bears the investment risk. Some of our universal life and variable universal life insurance contracts contain what are commonly referred to as "secondary" or "no-lapse" guarantee provisions. A no-lapse guarantee keeps the contract in force, even if the contractholder's account balance is insufficient to cover all of the contract charges, provided that the contractholder has continually paid a specified minimum premium.

Traditional Life Insurance. Traditional life insurance includes participating whole life, adjustable life products and non-participating term life insurance products. Participating products and non-participating term life insurance products represented 3% and 20%, respectively, of our individual life insurance annualized first year premium sales for the year ended December 31, 2012, and 13% and 42%, respectively, of individual life insurance in force as of December 31, 2012. Adjustable life insurance products provide a guaranteed benefit in return for the payment of a fixed premium and allow the policyholder to set the coverage period, premium and face amount combination. Term insurance products provide a guaranteed death benefit for a specified period of time in return for the payment of a fixed premium. Policyholder dividends are not paid on term insurance.

Specialty Benefits Insurance

Specialty benefits insurance, which includes group dental, vision, life and disability insurance, wellness programs and individual disability insurance, is an important component of the employee benefit offering at small and medium-sized businesses. We offer traditional employer sponsored and voluntary products for group dental, vision, life and disability. We also offer group dental, vision, and disability on a fee-for-service basis.

Products and Services

Group Dental and Vision Insurance. We began selling group dental and vision insurance in the late 1960's. Our plans provide partial reimbursement for dental and vision expenses. As of December 31, 2012, we had nearly 34,000 group dental and vision insurance policies in force covering over 893,000 employee lives. According to Life Insurance and Market Research Association ("LIMRA"), we were the 7th largest group dental insurer in terms of number of contracts/employer groups in force in 2011. In addition to indemnity and preferred provider organization dental offered on both an employer paid and voluntary basis, we offer a prepaid dental plan in Arizona through our Employers Dental Services, Inc. subsidiary. On November 1, 2012, we finalized the purchase of a 100% interest in First Dental Health, a California based independent dental preferred provider organization. We acquired First Dental Health to expand our owned dental networks primarily in California.

Group Life Insurance. Group life insurance was one of our first group products beginning in the early 1940's. Our group life insurance provides coverage to employees and their dependents for a specified period. As of December 31, 2012, we had over 45,000 group policies providing over $115.3 billion of group life insurance in force to approximately 1.9 million employee lives. According to LIMRA in 2011, we were ranked 6th in the U.S. in terms of the number of group life insurance contracts in force. We currently sell traditional group life insurance that does not provide for accumulation of cash values on both an employer paid and voluntary basis. Our group life insurance business remains focused on the traditional, annually renewable term product. Group term life and group universal life accounted for 97% and 3%, respectively, of our total group life insurance in force as of December 31, 2012. We no longer market group universal life insurance to new employer groups.

Group Disability Insurance. Group disability insurance has also been sold since the early 1940's. Our group disability insurance provides a benefit to insured employees who become disabled. In most instances, this benefit is in the form of a monthly income. Our group disability products include both short-term and long-term disability, offered on both an employer paid and voluntary basis. As of December 31, 2012, long-term disability represents 65% of total group disability premium, while short-term disability represents 35% of total group disability premium. In addition, we provide disability management services, also called rehabilitation services, to assist individuals in returning to work as quickly as possible following disability. We also work with disability claimants to improve the approval rate of Social Security benefits, thereby reducing payment of benefits by the amount of Social Security payments received. As of December 31, 2012, we served approximately 1.3 million employee lives under nearly 33,000 contracts. According to LIMRA, our group short-term disability business was ranked 5th and our group long-term disability business was ranked 4th in the U.S. as of December 31, 2011, in terms of number of contracts/employer groups in force.

Individual Disability Insurance. Individual disability insurance has been sold since the early 1950's. Our individual disability insurance products provide income protection to the insured member and/or business in the event of disability. In most instances, this benefit is in the form of a monthly income. In addition to income replacement, we offer products to pay business-related costs such as overhead expenses for a disabled business owner, buy-out costs for business owners purchasing a disabled owner's interest in the business, expenditures for replacement of a key person and business loan payments. We also offer a product to protect retirement savings in the event of disability. As of December 31, 2012, we served approximately 150,000 individual disability policyholders, with our individual disability business being ranked 7th in the U.S. as of December 31, 2011, in terms of premium in force, according to LIMRA.

Wellness. We recognize the importance of promoting healthy behavior. Our programs are designed to improve health, reduce health insurance claim costs, reduce absenteeism and increase employee productivity. We work with employers to create a healthy culture through our year round wellness program, wellness screenings, counseling to high risk participants and other services. Wellness has been a part of the Specialty Benefits Insurance division since 2011.

Fee-for-Service. We offer administration of group dental, disability and vision benefits on a fee-for-service basis. The fee-for-service business also became a part of the Specialty Benefits Insurance division in 2011.

U.S. Insurance Solutions Markets and Distribution

For each of our products, administration and distribution channels are customized to meet customer needs and expectations for that product.

We sell our individual life and individual disability income products in all 50 states and the District of Columbia, primarily targeting owners and executives of small and medium-sized businesses. Small and medium-sized business sales represented 55% of individual life sales and 60% of individual disability sales for the year ended December 31, 2012. Much of our life insurance sales efforts focus on the Business Owner & Executive Solutions market. This strategy offers solutions to address business owner financial challenges such as exiting the business, business transition, retaining key employees and retirement planning. Key employees also have needs to supplement retirement income, survivor income, and business protection. We believe the Business Owner & Executive Solutions segment offers growth opportunities and we will continue to develop strategies to capitalize on this expanding market.

We distribute our individual life and individual disability insurance products through our affiliated financial representatives and independent brokers, as well as other marketing and distribution alliances. Affiliated financial representatives were responsible for 28% of individual life insurance sales based on first year annualized premium and

12% of individual disability sales for the year ended December 31, 2012. We had 1,071 affiliated financial representatives in 29 offices as of December 31, 2012. Although they are independent contractors, we have a close tie with affiliated financial representatives and we offer them benefits, training and access to tools and expertise. To meet the needs of the various marketing channels, particularly the independent brokers, we employ wholesale distributors — Regional Vice Presidents for individual life and Regional Vice Presidents for individual disability. A key differentiator in the nonqualified executive benefit sale is our Regional Vice Presidents — Nonqualified Plans, who are not only wholesalers but also consultants and subject-matter experts providing point-of-sale support in closing cases.

We market our group life, disability, dental and vision insurance products to small and medium-sized businesses, primarily targeting our sales toward owners and human resources professionals. We sell our group life, disability, dental and vision products in all 50 states and the District of Columbia. We continually adapt our products and pricing to meet local market conditions. We market our fee-for-service capabilities to employers that self-insure their employees' dental, disability and vision benefits. We market our wellness and fee-for-service businesses in all 50 states and the District of Columbia.

The group insurance market continues to see a shift to voluntary/worksite products due to various pressures on employers. In keeping with this market change, which shifts the funding of such products from the employer to the employee, we continue to place an enhanced focus on our voluntary benefits platform. We believe the voluntary/worksite market presents growth opportunities, and we will continue to develop strategies to capitalize on this expanding market.

As of December 31, 2012, we had 108 sales representatives and 119 service representatives in 29 offices. Our sales representatives accounted for 96% of our group insurance sales for the year ended December 31, 2012. The group sales force plays a key role in the ongoing servicing of the case by providing local, responsive services to our customers and their brokers, such as renewing contracts, revising plans and solving any administrative issues; communicating the customers' needs and feedback to us and helping employees understand the benefits of their plans.

Corporate Segment

Our Corporate segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate segment primarily reflect our financing activities (including interest expense and preferred stock dividends), income on capital not allocated to other segments, inter-segment eliminations, income tax risks and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items. Results of our exited group medical insurance business are reported in this segment. For further details, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Affecting Comparability of Results of Operations."

Competition

Competition in our segments is based on a number of factors including: scale, service, product features, price, investment performance, commission structure, distribution capacity, financial strength ratings and name recognition. We compete with a large number of financial services companies such as banks, mutual funds, broker-dealers, insurers and asset managers. Some of these companies offer a broader array of products, more competitive pricing, greater diversity of distribution sources, better brand recognition or, with respect to insurers, higher financial strength ratings. Some may also have greater financial resources with which to compete or may have better investment performance at various times. We believe we distinguish ourselves from our competitors through our:

- full service platform;
- strong customer relationships;
- focus on financial performance and
- expansive product portfolio.

Ratings

Insurance companies are assigned financial strength ratings by rating agencies based upon factors relevant to policyholders. Financial strength ratings are generally defined as opinions as to an insurer's financial strength and ability to meet ongoing obligations to policyholders. Information about ratings provides both industry participants and insurance consumers meaningful insights on specific insurance companies. Higher ratings generally indicate financial stability and a stronger ability to pay claims.

Principal Life and Principal National Life Insurance Company ("PNLIC") have been assigned the following insurer financial strength ratings:

Rating Agency	Financial Strength Rating	Rating Structure
A.M. Best Company, Inc.	A+ ("Superior") with a stable outlook	Second highest of 16 rating levels
Fitch Ratings Ltd.	AA – ("Very Strong") with a negative outlook	Fourth highest of 21 rating levels
Moody's Investors Service	Aa3 ("Excellent") with a negative outlook	Fourth highest of 21 rating levels
Standard & Poor's	A+ ("Strong") with a negative outlook	Fifth highest of 21 rating levels

A.M. Best's ratings for insurance companies range from "A++" to "S". A.M. Best indicates that "A++" and "A+" ratings are assigned to those companies that in A.M. Best's opinion have superior ability to meet ongoing obligations to policyholders. Fitch's ratings for insurance companies range from "AAA" to "C". Fitch "AA" ratings indicate very strong capacity to meet policyholder and contractholder obligations on a timely basis. Moody's Investors Service ratings for insurance companies range from "Aaa" to "C". Moody's Investors Service indicates that "Aa" ratings are assigned to those companies that have demonstrated excellent financial security. Standard & Poor's ratings for insurance companies range from "AAA" to "R". Standard & Poor's indicates that "A" ratings are assigned to those companies that have demonstrated strong financial security characteristics. In evaluating a company's financial and operating performance, these rating agencies review its profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its policy reserves, the soundness of its risk management programs, the experience and competency of its management and other factors. A.M. Best, Fitch, and Standard & Poor's maintain a stable outlook on the U.S. life insurance sector; however, Standard & Poor's indicates it is 'cautious' on maintaining the stable outlook. Moody's has changed its outlook to negative. Regardless of their published outlook on the sector, these rating agencies note that current challenges for the industry are the result of sustained low interest rates, global sovereign uncertainty, equity market volatility, and lingering unemployment and fiscal tightening.

We believe our strong ratings are an important factor in marketing our products to our distributors and customers, as ratings information is broadly disseminated and generally used throughout the industry. Our ratings reflect each rating agency's opinion of our financial strength, operating performance and ability to meet our obligations to policyholders and are not evaluations directed toward the protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security, including our common stock. For more information on ratings, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financial Strength Rating and Credit Ratings."

Regulation

Our businesses are subject to regulation and supervision by U.S. federal and state regulatory authorities as well as non-U.S. regulatory authorities for our operations outside the U.S., which can have a significant effect on our business. Our businesses are also affected by U.S. federal, state and local tax laws as well as tax laws for jurisdictions outside the U.S.

PFG, our parent holding company, is not licensed as an insurer, investment advisor, broker-dealer, bank or other regulated entity. However, because it is the holding company for all of our operations, it is subject to regulation of our regulated entities, including as an insurance holding company and savings and loan holding company. We are subject to legal and regulatory requirements applicable to public companies, including public reporting and disclosure, securities trading, accounting and financial reporting and corporate governance.

U.S. Insurance Regulation

We are subject to the insurance holding company laws in the states where our insurance companies are domiciled. Principal Life and PNLIC are domiciled in Iowa and their principal insurance regulatory authority is the Insurance Division of the Department of Commerce of the State of Iowa. Our other U.S. insurance companies are principally regulated by the insurance departments of the states in which they are domiciled. These laws generally require each insurance company directly or indirectly owned by the holding company to register with the insurance department in the insurance company's state of domicile and to furnish financial and other information about the operations of the companies within the holding company system. Transactions affecting the insurers in the holding company system must be fair and at arm's length. Most states have insurance laws that require regulatory approval of a direct or indirect change in control of an insurer or an insurer's holding company and laws requiring prior notification of state insurance departments of a change in control of a non-domiciliary insurance company doing business in that state.

Annually, our U.S. insurance companies must submit an opinion from a board-appointed qualified actuary to state insurance regulators, where licensed, on whether the statutory assets held backing statutory reserves are sufficient to meet contractual obligations and related expenses of the insurer. If such an opinion cannot be rendered noting the sufficiency of assets, then the insurance company must set up additional statutory reserves drawing from available statutory surplus until such an opinion can be given.

State insurance departments have broad administrative powers over the insurance business, including insurance company licensing and examination, agent licensing, establishment of reserve requirements and solvency standards, premium rate regulation, admittance of assets to statutory surplus, policy form approval, unfair trade and claims practices regulation and other matters. State insurance statutes also typically place restrictions and limitations on the amount of dividends or other distributions payable by insurance company subsidiaries to their parent companies. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for further details.

In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners ("NAIC") has established risk-based capital standards. The standards require life insurers to submit a report to state regulators on an annual basis regarding their risk-based capital based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. As of December 31, 2011, the statutory surplus of each of our U.S. life insurance companies exceeded the minimum level of risk-based capital requirements required before state insurance departments would take action against an insurer.

State and federal insurance and securities regulatory authorities and other state law enforcement agencies and attorneys general regularly make inquiries and conduct examinations or investigations regarding our compliance with, among other things, insurance laws and securities laws.

Each state has insurance guaranty association laws under which insurers doing business in a state can be assessed, up to prescribed limits, in order to cover contractual benefit obligations of insolvent insurance companies. The guaranty associations levy assessments on each member insurer in a jurisdiction on the basis of the proportionate share of the premiums written by such insurer in the lines of business in which the insolvent insurer is engaged. Some jurisdictions permit the member insurers to recover the assessments paid through full or partial premium tax offsets.

Securities Regulation

Insurance and investment products such as variable annuities, variable life insurance and some funding agreements that constitute securities and mutual fund products are subject to securities laws and regulations, including state securities regulation as well as federal regulation under the SEC, the Financial Industry Regulatory Authority and other regulatory authorities. These regulations affect investment advice, sales and related activities for these products.

We also have entities which are registered as investment advisers with the SEC under the Investment Advisers Act of 1940.

Employee Retirement Income Security Act

As we provide products and services for U.S. employee benefit plans, we are subject to regulation under the Employee Retirement Income Security Act ("ERISA"). ERISA provisions include reporting and disclosure requirements and standards of conduct.

Banking Regulation

Principal Bank, a wholly owned subsidiary, is a federal savings bank regulated by the Office of the Comptroller of the Currency. Principal Bank is also a member of the Federal Deposit Insurance Corporation ("FDIC") and subject to its regulations. In July 2011, we became subject to oversight from and examination by the Federal Reserve Board ("Federal Reserve") pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"). This oversight includes all entities within the PFG family. Due to our ownership of Principal Bank, we are classified under federal banking law as a savings and loan holding company ("SLHC"). The Federal Reserve has adopted a procedure for deregistration as a SLHC for companies seeking to avail themselves of an exemption included within the Dodd-Frank Act. We intend to submit an application to the Federal Reserve to deregister as a SLHC. For more information, see Item 1A. "Risk Factors — Changes in laws, regulations or accounting standards may reduce our profitability — Financial services regulatory reform may reduce our profitability, impact how we do business or limit our ability to engage in certain capital expenditures."

Environmental Regulation

As we own and operate real property, we are subject to federal, state and local environmental laws and could be subject to environmental liabilities and costs associated with required remediation of our properties. We routinely have environmental assessments performed for real estate being acquired or used as collateral for commercial mortgages we use for investment.

Regulation of International Businesses

Our international businesses are supervised by regulatory authorities in the jurisdictions in which they operate.

Risk Management

Like all financial services companies, we are exposed to a wide variety of financial, operational and other risks, as described in Item 1A. "Risk Factors." Effective enterprise risk management is, therefore, a key component of our business model. Enterprise risk management helps us to:

- identify and manage those risks that present profitable growth opportunities, and avoid those that do not and
- balance the sometimes competing demands of our various stakeholders, meet our customer obligations, satisfy regulatory requirements and optimize shareholder returns relative to the risks we take.

We utilize an integrated risk management framework to help us identify, assess, monitor, report and manage our risks within established limits and risk tolerances. The framework delivers important perspective that is used in strategic and tactical decision making and is adaptable to changes in our businesses and in the external environments in which we operate. Our approach also requires a commitment to continuous improvement and periodic validation.

Our governance structure includes Board of Director oversight, internal risk committees, a corporate risk area and embedded risk professionals in all of our business units and functional areas. Our Board of Directors, Audit Committee, Finance Committee, Human Resource Committee and Nominating and Governance Committee provide oversight no less frequently than quarterly addressing various aspects and assessments of our risk profile. Quarterly reports on risk topics and an annual enterprise-wide risk report are provided to the Board of Directors by the Chief Risk Officer.

Our internal risk committees meet on a regular and frequent basis to discuss various issues and reflect on profile status. Each business unit and key functional area has its own risk committee that is responsible for oversight of all risks within the unit. Quite often, these committees include key corporate leaders. We are also deploying committees that provide oversight around a certain risk or group of related risks across the organization. This matrix approach helps us maintain comprehensive risk coverage and preserve an integrated view of risks. Two committees reside at the top of our internal risk committee hierarchy. The Corporate Strategic Working Group provides enterprise-wide oversight around our strategic risk profile and the Enterprise Risk Management Committee, comprised of members from corporate senior management, exercises enterprise-wide oversight around all other risk profiles.

The business units and functional areas are responsible for identifying, assessing, monitoring, reporting and managing their own risks. Risk professionals embedded within each business unit help align risk management practice with the strategies of the unit as well as enterprise-wide objectives. The Chief Risk Officer and supporting staff are separate from the business units and provide objective oversight, framework enablement and aggregated risk analysis. Internal Audit provides independent assurance around effective risk management design and control execution.

We have established risk tolerances from an overall corporate perspective, a business unit perspective, and for specific categories of risks. We monitor a variety of risk metrics on an ongoing basis and make any necessary adjustments to help us stay within our established risk tolerances. Potentially significant actions are considered in terms of the possible impact on our risk profile, including but not limited to the capital required, the impact on near term and long-term earnings and the ability to meet our targets with respect to return on equity, liquidity, debt/capital, cash coverage and operational risk. Quarterly risk reporting provides a feedback loop between the business units and the Chief Risk Officer and includes, among other things, emerging risk outlooks or incident reporting, if necessary. We have developed a Business Continuity Management Program that identifies critical business functions and includes plans for their protection and recovery in the event of a disaster or other business interruption.

We regularly build upon our already strong risk management practices to incorporate updated modeling tools, processes and metrics, which we actively use to better understand and manage our business.

Employees

As of December 31, 2012, we had 13,373 employees. None of our employees are subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

Internet Website

Our Internet website can be found at www.principal.com. We make available free of charge on or through our Internet website, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material is filed with or furnished to the SEC. Also available free of charge on our Internet website is our code of business conduct and ethics, corporate governance guidelines and charters for the Audit, Finance, Human Resources and Nominating and Governance committees of our Board of Directors. Also see Item 10. "Directors, Executive Officers and Corporate Governance."

Item 1A. Risk Factors

This section provides an overview of the risks that may impact our performance in the future.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, as well as our access to capital and cost of capital.

Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by continued volatility, uncertainty and disruption in the capital and credit markets.

We maintain a level of cash and securities which, combined with expected cash inflows from investments and operations, is believed adequate to meet anticipated short-term and long-term benefit and expense payment obligations. However, withdrawal and surrender levels may differ from anticipated levels for a variety of reasons, such as changes in economic conditions or changes in our claims paying ability and financial strength ratings. For additional information regarding our exposure to interest rate risk and the impact of a downgrade in our financial strength ratings, see "— Changes in interest rates or credit spreads may adversely affect our results of operations, financial condition and liquidity, and our net income can vary from period-to-period" and "— A downgrade in our financial strength or credit ratings may increase policy surrenders and withdrawals, reduce new sales and terminate relationships with distributors, impact existing liabilities and increase our cost of capital, any of which could adversely affect our profitability and financial condition." In the event our current internal sources of liquidity do not satisfy our needs, we may have to seek additional financing and, in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as customers' or lenders' perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us.

Disruptions, uncertainty or volatility in the capital and credit markets may limit our access to capital required to operate our business, most significantly our insurance operations. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy statutory capital requirements; fund redemption requests on insurance or other financial products; generate fee income and market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue shorter tenor securities than we prefer, utilize available internal resources or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility and liquidity.

For further discussion on liquidity risk management, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Continued difficult conditions in the global capital markets and the economy generally may materially and adversely affect our business and results of operations.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. Recently, concerns over the slow economic recovery, level of U.S. national debt and structural deficits, European sovereign debt crisis, the U.S. mortgage market, inflation levels, energy costs and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, reduced business and consumer confidence and continued high unemployment, have negatively impacted the U.S. economy. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. However, these concerns expanded to include a broad range of mortgage- and asset-backed and other fixed income securities, including those rated investment grade, the U.S. and international credit and interbank money markets, generally, and a wide range of financial institutions and markets, asset classes and sectors. Although liquidity has improved, the market for fixed income instruments has continued to experience some price volatility, credit downgrade events and elevated probabilities of default. Our AUM and revenues may decline in such circumstances and our profit margins could erode. In addition, in the event of extreme prolonged market events, such as the global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, investor and consumer confidence and inflation levels all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment, negative investor sentiment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. In addition, reductions in employment levels of our existing employer customers may result in a reduction in membership levels and premium income for our specialty benefits products. Participants within the retirement plans for which we provide administrative services may elect to reduce or stop their payroll deferrals to these plans, which would reduce AUM and revenues. In addition, reductions in employment levels may result in a decline in employee deposits into retirement plans. Adverse changes in the economy could affect net income negatively and could have a material adverse effect on our business, results of operations and financial condition.

Continued volatility or further declines in the equity markets could reduce our AUM and may result in investors withdrawing from the markets or decreasing their rates of investment, all of which could reduce our revenues and net income.

Domestic and international equity markets experienced severe declines and heightened volatility in 2008 and early 2009. Because the revenues of our asset management and accumulation businesses are, to a large extent, based on the value of AUM, a decline in domestic and global equity markets will decrease our revenues. Turmoil in these markets could lead investors to withdraw from these markets, decrease their rates of investment or refrain from making new investments, which may reduce our net income, revenues and AUM.

For further discussion on equity risk management, see Item 7A. "Quantitative and Qualitative Disclosures About Market Risk — Equity Risk."

Changes in interest rates or credit spreads may adversely affect our results of operations, financial condition and liquidity, and our net income can vary from period-to-period.

We are exposed to significant financial and capital markets risk, including changes in interest rates, credit spreads, equity prices, real estate values, foreign currency exchange rates, market volatility, the performance of the economy in general, the performance of the specific obligors included in our portfolio and other factors outside our control. Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. A rise in interest rates would increase unrealized losses in our investment portfolio and, if long-term interest rates rise dramatically within a six to twelve month time period, certain segments of our life insurance and annuities businesses may be exposed to disintermediation risk. Disintermediation risk refers to the risk that our policyholders may surrender their contracts in a rising interest rate environment, requiring us to liquidate assets in an unrealized loss position. Due to the long-term nature of the liabilities associated with certain segments of our life insurance businesses, sustained declines in long-term interest rates may subject us to reinvestment risks and increased hedging costs. In other situations, declines in interest rates may result in increasing the duration of certain life insurance liabilities, creating asset and liability duration mismatches.

Our investment portfolio also contains interest rate sensitive instruments, such as fixed income securities, which may be adversely affected by changes in interest rates from governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A rise in interest rates would increase unrealized losses in our investment portfolio, offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates would decrease the net unrealized loss position of our investment portfolio, offset by lower rates of return on funds reinvested. Although we take measures to manage the economic risks of investing in a changing interest rate environment, we may not be able to mitigate the interest rate risk of our assets relative to our liabilities.

Our exposure to credit spreads primarily relates to market price variability and reinvestment risk associated with changes in credit spreads. A widening of credit spreads would increase unrealized losses in our investment portfolio, would increase losses associated with credit-based derivatives we have sold that do not qualify or have not been designated for hedge accounting where we assume credit exposure and, if issuer credit spreads increase as a result of fundamental credit deterioration, would likely result in higher other-than-temporary impairments. Credit spread tightening will reduce net investment income associated with new purchases of fixed maturities. Credit spread tightening may also cause an increase in the reported value of certain liabilities that are valued using a discount rate that reflects our own credit spread. In addition, market volatility may make it difficult to value certain of our securities if trading becomes less frequent. As such, valuations may include assumptions or estimates that may have significant period-to-period changes from market volatility, which could have a material adverse effect on our results of operations or financial condition. Continuing challenges include continued weakness in the U.S. residential and commercial real estate market and increased mortgage delinquencies, investor anxiety over the U.S. economy, rating agency downgrades of various structured products and financial issuers, unresolved issues with structured investment vehicles and monolines, deleveraging of financial institutions and hedge funds and a serious dislocation in the inter-bank market. If significant, continued volatility, changes in interest rates, changes in credit spreads and defaults, a lack of pricing transparency, market liquidity, declines in equity prices, declines in inflation-adjusted investments and the strengthening or weakening of foreign currencies against the U.S. dollar, individually or in tandem, could continue to have a material adverse effect on our results of operations, financial condition or cash flows through realized losses, impairments and changes in unrealized positions.

Our investment portfolio is subject to several risks that may diminish the value of our invested assets and the investment returns credited to customers, which could reduce our sales, revenues, AUM and net income.

An increase in defaults or write-downs on our fixed maturities portfolio may reduce our profitability.

We are subject to the risk that the issuers of the fixed maturities we own will default on principal and interest payments, particularly if a major downturn in economic activity occurs. As of December 31, 2012, our U.S. investment operations held $47.9 billion of fixed maturities, or 77% of total U.S. invested assets, of which approximately 7% were below investment grade, including $605.6 million, or 1.27% of our total fixed maturities which we classified as either "problem," "potential problem" or "restructured." See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments — U.S. Investment Operations — Fixed Maturities."

Our U.S. fixed maturities portfolio includes securities collateralized by residential and commercial mortgage loans. As of December 31, 2012, our U.S. investment operations held $4.4 billion of residential mortgage-backed securities, of which $3.3 billion are Government National Mortgage Association, Federal National Mortgage Association or Federal Home Loan Mortgage Corporation pass-through securities, and $3.9 billion of commercial mortgage-backed securities, which represent in combination 17% of our total fixed maturities portfolio. For residential mortgage-backed securities, prepayment speeds, changes in mortgage delinquency or recovery rates, credit rating changes by rating agencies, changes in property values underlying the loans and the quality of service provided by service providers on securities in our portfolios could lead to write-downs on these securities. For commercial mortgage-backed securities, changes in mortgage delinquency or default rates, interest rate movements, credit quality and vintage of the underlying loans, changes in property values underlying the loans and credit rating changes by rating agencies could result in write-downs of those securities. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments — U.S. Investment Operations — Fixed Maturities."

As of December 31, 2012, the international investment operations of our fully consolidated subsidiaries held $3.7 billion of fixed maturities, or 62%, of total international invested assets, of which 18% are government bonds. Some non-government bonds have been rated on the basis of the issuer's country credit rating. However, the ratings relationship between national ratings and global ratings is not linear with the U.S. The starting point for national ratings differs by country, which makes the assessment of credit quality more difficult. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments — International Investment Operations." An increase in defaults on our fixed maturities portfolio could harm our financial strength and reduce our profitability.

An increased rate of delinquency and defaults on our commercial mortgage loans, including balloon maturities with and without amortizing payments, may adversely affect our profitability.

Our commercial mortgage loan portfolio faces both delinquency and default risk. Commercial mortgage loans of $10.2 billion, of which no loans were in the process of foreclosure, represented 15% of our total invested assets as of December 31, 2012. The performance of our commercial mortgage loan investments, however, may fluctuate in the future. An increase in the delinquency rate of, and defaults under, our commercial mortgage loan portfolio could harm our financial strength and decrease our profitability.

As of December 31, 2012, approximately $8.3 billion, or 82%, of our commercial mortgage loans before valuation allowance had balloon payment maturities. A balloon maturity is a loan with all or a meaningful portion of the loan amount due at the maturity of the loan. The default rate on commercial mortgage loans with balloon payment maturities has historically been higher than for commercial mortgage loans with a fully amortizing loan structure. Since most of the principal is repaid at maturity, the amount of loss on a default is generally greater than fully amortizing commercial mortgage loans. An increase in defaults on balloon maturity loans as a result of the foregoing factors could harm our financial strength and decrease our profitability.

Mark-to-market adjustments on certain equity method investments and trading securities may reduce our profitability or cause volatility in our reported earnings.

Our investment portfolio includes certain equity method investments and trading securities that are reported at fair value on the consolidated statements of financial position, with changes in fair value reported in net investment income on the consolidated statements of operations. Mark-to-market adjustments on these investments may reduce our profitability or cause our net income to vary from period to period. We anticipate that acquisition and investment activities may increase the number and magnitude of these investments in the future.

We may have difficulty selling our privately placed fixed maturities, commercial mortgage loans and real estate investments because they are less liquid than our publicly traded fixed maturities.

We hold certain investments that may lack liquidity, such as privately placed fixed maturities, commercial mortgage loans and real estate investments. These asset classes represented approximately 39% of the value of our invested assets as of December 31, 2012.

If we require significant amounts of cash on short notice, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize or both. The reported value of our relatively illiquid types of investments, our investments in the asset classes described above and, at times, our high quality, generally liquid asset classes, do not necessarily reflect the lowest possible price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance that we will be able to sell them for the prices at which we have recorded them and we may be forced to sell them at significantly lower prices.

The impairment of other financial institutions could adversely affect us.

We use derivative instruments to hedge various risks we face in our businesses. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk." We enter into a variety of derivative instruments, including interest rate swaps, interest rate collars, swaptions, interest rate futures, currency swaps, currency forwards, currency options, equity options, equity futures, credit default swaps and total return swaps, with a number of counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other investment funds and other institutions. For transactions where we are in-the-money, we are exposed to credit risk in the event of default of our counterparty. We establish collateral agreements with nominal thresholds for a large majority of our counterparties to limit our exposure. However, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure. With regard to our derivative exposure, we have over-collateralization requirements on the portion of collateral we hold, based on the risk profile of the assets posted as collateral. We also have exposure to these financial institutions in the form of unsecured debt instruments and equity investments. Such losses or impairments to the carrying value of these assets may materially and adversely affect our business and results of operations.

Our requirements to post collateral or make payments related to declines in market value of specified assets may adversely affect our liquidity and expose us to counterparty credit risk.

Many of our derivative transactions with financial and other institutions specify the circumstances under which the parties are required to post collateral. The amount of collateral we may be required to post under these agreements may increase under certain circumstances, which could adversely affect our liquidity. In addition, under the terms of some of our transactions we may be required to make payment to our counterparties related to any decline in the market value of the specified assets. Such payments could have an adverse effect on our liquidity. Furthermore, with respect to any such payments, we will have unsecured risk to the counterparty as these amounts are not required to be segregated from the counterparty's other funds, are not held in a third-party custodial account, and are not required to be paid to us by the counterparty until the termination of the transaction.

Environmental liability exposure may result from our commercial mortgage loan portfolio and real estate investments.

Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and real estate investments may harm our financial strength and reduce our profitability. Under the laws of several states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of cleanup. In some states, this kind of lien has priority over the lien of an existing mortgage against the property, which would impair our ability to foreclose on that property should the related loan be in default. In addition, under the laws of some states and under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, we may be liable for costs of addressing releases or threatened releases of hazardous substances that require remedy at a property securing a mortgage loan held by us, if our agents or employees have become sufficiently involved in the hazardous waste aspects of the operations of the related obligor on that loan, regardless of whether or not the environmental damage or threat was caused by the obligor. We also may face this liability after foreclosing on a property securing a mortgage loan held by us. This may harm our financial strength and decrease our profitability.

Regional concentration of our commercial mortgage loan portfolio in California may subject us to economic downturns or losses attributable to earthquakes in that state.

Commercial mortgage lending in the state of California accounted for 20%, or $2.0 billion, of our commercial mortgage loan portfolio as of December 31, 2012. Due to this concentration of commercial mortgage loans in California, we are exposed to potential losses resulting from the risk of an economic downturn in California as well as to catastrophes, such as earthquakes, that may affect the region. While we generally do not require earthquake insurance for properties on which we make commercial mortgage loans, we do take into account property specific engineering reports, construction type and geographical concentration by fault lines in our investment underwriting guidelines. If economic conditions in California do not improve or continue to deteriorate or catastrophes occur, we may in the future experience delinquencies or defaults on the portion of our commercial mortgage loan portfolio located in California, which may harm our financial strength and reduce our profitability.

Our valuation of fixed maturities, equity securities and derivatives may include methodologies, estimations and assumptions which are subject to differing interpretations and could result in changes to investment valuations that may materially adversely affect our results of operations or financial condition.

Fixed maturities, equity securities and derivatives reported at fair value on our consolidated statements of financial position represented the majority of our total cash and invested assets. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy is based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

- Level 1: Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2: Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3: Fair values are based on at least one significant unobservable input for the asset or liability.

Excluding separate account assets as of December 31, 2012, 2%, 97% and 1% of our net assets and liabilities reported at fair value represented Level 1, Level 2 and Level 3, respectively. Our Level 1 assets and liabilities primarily include exchange traded equity securities, mutual funds and U.S. Treasury bonds. Our Level 2 assets and liabilities primarily include fixed maturities (including public and private bonds), equity securities, over-the-counter derivatives and other investments for which public quotations are not available but that are priced by third-party pricing services or internal models using substantially all observable inputs. Our Level 3 assets and liabilities include certain fixed maturities, private equity securities, commercial mortgage loan investments and obligations of consolidated variable interest entities for which the fair value option was elected, complex derivatives, embedded derivatives and an equity method real estate investment for which the fair value option was elected. Level 3 securities contain at least one significant unobservable market input and as a result considerable judgment may be used in determining the fair values. These fair values are generally obtained through the use of valuation models or methodologies using at least one significant unobservable input or broker quotes. Prices provided by independent pricing services or independent broker quotes that are used in the determination of fair value can vary for a particular security.

For additional information on our valuation methodology, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 14, Fair Value Measurements."

During periods of market disruption including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities, for example collateralized mortgage obligations and collateralized debt obligations, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, more securities may fall to Level 3 and thus require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods that require greater estimation, which could result in values that are different from the value at which the investments may be ultimately sold. Further, rapidly changing credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our results of operations or financial condition.

The determination of the amount of allowances and impairments taken on our investments requires estimations and assumptions which are subject to differing interpretations and could materially impact our results of operations or financial position.

The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. There can be no assurance that our management has accurately assessed the level of impairments taken and allowances reflected in our financial statements. Furthermore, additional impairments may need to be taken or allowances provided for in the future. Historical trends may not be indicative of future impairments or allowances.

Additionally, our management considers a wide range of factors about the instrument issuer and uses their best judgment in evaluating the cause of the decline in the estimated fair value of the instrument and in assessing the prospects for recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. For further information regarding our impairment methodology, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments — U.S. Investment Operations — Fixed Maturities."

Any impairments of or valuation allowances against our deferred tax assets in the future could adversely affect our results of operations and financial condition.

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the years in which the basis differences reverse. We are required to evaluate the recoverability of our deferred tax assets each quarter and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realizable. In determining the need for a valuation allowance, we consider many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit.

Inherent in the provision for income taxes are estimates regarding the deductibility of certain items, the timing of income and expense recognition and the current or future realization of operating losses, capital losses and certain tax credits. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated financial statements in the year these estimates change. A further significant decline in value of assets incorporated into our tax planning strategies could lead to an increase of our valuation allowance on deferred tax assets having an adverse effect on current and future results.

Gross unrealized losses may be realized or result in future impairments, resulting in a reduction in our net income.

Fixed maturities that are classified as available-for-sale ("AFS") are reported on the consolidated statements of financial position at fair value. Unrealized gains or losses on AFS securities are recognized as a component of equity and are, therefore, excluded from net income. Our U.S. investment operations held gross unrealized losses on fixed maturities of $0.8 billion pre-tax as of December 31, 2012, and the component of gross unrealized losses for securities trading down 20% or more for over six months was approximately $0.7 billion pre-tax. The accumulated change in fair value of the AFS securities is recognized in net income when the gain or loss is realized upon the sale of the asset or in the event that the decline in fair value is determined to be other than temporary (referred to as an other-than-temporary impairment). Realized losses or impairments may have a material adverse impact on our net income in a particular quarterly or annual period.

Competition from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance may impair our ability to retain existing customers, attract new customers and maintain our profitability.

We believe that our ability to compete is based on a number of factors including scale, service, product features, price, investment performance, commission structure, distribution capacity, financial strength ratings and name recognition. We compete with a large number of financial services companies such as banks, mutual funds, broker-dealers, insurers and asset managers, many of which have advantages over us in one or more of the above competitive factors.

Each of our segments faces strong competition. The primary competitors for our Retirement and Investor Services and Principal Global Investors segments are asset managers, banks, broker-dealers and insurers. Our ability to increase and retain AUM is directly related to the performance of our investments as measured against market averages and the performance of our competitors. Even when securities prices are generally rising, performance can be affected by investment styles. Also, there is a risk that we may not be able to attract and retain the top talent needed to compete in our industry.

Competition for our Principal International segment comes primarily from local financial services firms and other international companies operating on a stand-alone basis or in partnership with local firms.

Our U.S. Insurance Solutions segment competes with insurers.

National banks, with their large existing customer bases, may increasingly compete with insurers as a result of court rulings allowing national banks to sell annuity products in some circumstances, and as a result of legislation removing restrictions on bank affiliations with insurers. Specifically, the Gramm-Leach-Bliley Act of 1999 permits mergers that combine commercial banks, insurers and securities firms under one holding company. These developments may increase competition, in particular for our asset management and accumulation businesses, by substantially increasing the number, size and financial strength of potential competitors who may be able to offer, due to economies of scale, more competitive pricing than we can.

In response to current market conditions, the U.S. and foreign governments in the markets we serve have taken actions, including but not limited to, direct government control or investment in certain entities. We may find that these actions create, among other things, unforeseen competitive advantages for our competitors due to explicit or implied support from the government.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon such other party's intellectual property rights. Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could otherwise limit our ability to offer certain product features. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, license usage rights, or misappropriation of trade secret rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed or misappropriated a third party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

A downgrade in our financial strength or credit ratings may increase policy surrenders and withdrawals, reduce new sales and terminate relationships with distributors, impact existing liabilities and increase our cost of capital, any of which could adversely affect our profitability and financial condition.

A.M. Best, Fitch, Moody's Investors Services and Standard & Poor's publish financial strength ratings on U.S. life insurance companies that are indicators of an insurance company's ability to meet contractholder and policyholder obligations. These rating agencies also assign credit ratings on non-life insurance entities, such as PFG and Principal Financial Services, Inc. ("PFS"). Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner, and are important factors in overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies and maintaining public confidence in products being offered. A ratings downgrade, or the potential for such a downgrade, could, among other things:

- materially increase the number of surrenders for all or a portion of the net cash values by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies;
- result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services;
- reduce new sales, particularly with respect to general account GICs and funding agreements purchased by pension plans and other institutions;
- cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations and
- increase our cost of capital and limit our access to the capital markets.

Any of these consequences could adversely affect our profitability and financial condition.

Our efforts to reduce the impact of interest rate changes on our profitability and retained earnings may not be effective.

We attempt to significantly reduce the impact of changes in interest rates on the profitability and retained earnings of our asset accumulation and insurance operations. We accomplish this reduction primarily by managing the duration of our assets relative to the duration of our liabilities. During a period of rising interest rates, policy surrenders, withdrawals and requests for policy loans may increase as customers seek to achieve higher returns. Despite our efforts to reduce the impact of rising interest rates, we may be required to sell assets to raise the cash necessary to respond to such surrenders, withdrawals and loans, thereby realizing capital losses on the assets sold. Because volatile interest rates and credit spreads often make it more difficult to sell certain fixed income securities, there is also a risk that we will find it difficult to raise the cash necessary to fund a very large amount of withdrawal activity. An increase in policy surrenders and withdrawals may also require us to accelerate amortization of deferred policy acquisition costs ("DPAC") relating to these contracts, which would further reduce our profitability.

During periods of declining interest rates, borrowers may prepay or redeem mortgages and bonds that we own, which would force us to reinvest the proceeds at lower interest rates. For some of our products, such as GICs and funding agreements, we are unable to lower the rate we credit to customers in response to the lower return we will earn on our investments. In addition, it may be more difficult for us to maintain our desired spread between the investment income we earn and the interest we credit to our customers during periods of declining interest rates, thereby reducing our profitability. Interest rates are currently at historically low levels. Interest rates have remained low over a sustained period of time, putting additional pressure on our spreads. Primarily as a result of lower interest rates, we had an unlocking of DPAC and other actuarial balances in 2012 that decreased net income by $96.7 million and continued lower interest rates could potentially result in increases in reserves.

For further discussion on interest rate risk management, see Item 7A. "Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk."

Guarantees within certain of our products that protect policyholders may decrease our earnings or increase the volatility of our results of operations or financial position under U.S. generally accepted accounted principles ("U.S. GAAP") if our hedging or risk management strategies prove ineffective or insufficient.

Certain of our variable annuity products include guaranteed minimum death benefits and/or guaranteed minimum withdrawal benefits. Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income. We use derivative instruments to mitigate changes in the liability exposure related to interest rate, equity market and volatility movements, and the volatility of net income associated with these liabilities. While we believe that these and other actions have mitigated the overall economic risks related to these benefits, we remain liable for the guaranteed benefits in the event that derivative counterparties are unable or unwilling to pay. The liability exposure and volatility of net income may also be influenced by changes in market credit spreads reflecting our own creditworthiness, for which we do not attempt to hedge. In addition, we are subject to the risk that hedging and other management procedures prove ineffective or that unanticipated policyholder behavior or mortality, combined with adverse market events, produces economic losses beyond the scope of the risk management techniques employed. These, individually or collectively, may have a material adverse effect on net income, financial condition or liquidity. We are also subject to the risk that the cost of hedging these guaranteed minimum benefits increases as implied volatilities increase and/or interest rates decrease, resulting in a reduction to net income.

If we are unable to attract and retain qualified employees and sales representatives and develop new distribution sources, our results of operations, financial condition and sales of our products may be adversely impacted.

Our continued success is largely dependent on our ability to attract and retain qualified employees. We face intense competition in attracting and retaining key employees, including investment, marketing, finance, legal, compliance and other professionals. If we are unable to attract and retain qualified employees, our results of operations and financial condition may be adversely impacted.

We distribute our asset accumulation, asset management and life and specialty benefit insurance products and services through a variety of distribution channels, including our own internal sales representatives, independent brokers, banks, broker-dealers and other third-party marketing organizations. We must attract and retain sales representatives to sell our products. Strong competition exists among financial services companies for efficient sales representatives. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, support services and compensation and product features. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete and revenues from new sales would suffer.

Our international businesses face political, legal, operational and other risks that could reduce our profitability in those businesses.

Our international businesses are subject to comprehensive regulation and supervision from central and/or local governmental authorities in each country in which we operate. New interpretations of existing laws and regulations or the adoption of new laws and regulations may harm our international businesses and reduce our profitability in those businesses. For example, Mexican legislation requires that all employees contribute to a mandatory pension fund. When employees do not select a pension provider ("AFORE"), they are assigned to an AFORE by the Mexican regulator. Numerous AFOREs, including Principal AFORE, have been assigned such customers. The Mexican regulator re-assigns these customers based on various investment criteria. If, and to the extent, existing customers are reassigned, it would have a negative impact on our revenues and earnings.

Our international businesses face political, legal, operational and other risks that we do not face in our operations in the U.S. We face the risk of discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into U.S. dollars or other currencies. Some of our international businesses are, and are likely to continue to be, in emerging or potentially volatile markets. In addition, we rely on local staff, including local sales forces, in these countries where there is a risk that we may encounter labor problems with local staff, especially in countries where workers' associations and trade unions are strong. Some of our international businesses are joint ventures in which we hold a minority interest. In these joint ventures, we lack complete management and operational control over the operations, which may limit our ability to take action to protect or increase the value of our investment in the joint venture.

We may face losses if our actual experience differs significantly from our pricing and reserving assumptions.

Our profitability depends significantly upon the extent to which our actual experience is consistent with the assumptions used in setting prices for our products and establishing liabilities for future insurance and annuity policy benefits and claims. The premiums that we charge and the liabilities that we hold for future policy benefits are based on assumptions reflecting a number of factors, including the amount of premiums that we will receive in the future, rate of return on assets we purchase with premiums received, expected claims, mortality, morbidity, expenses and persistency, which is the measurement of the percentage of insurance policies remaining in force from year to year. However, due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of the liabilities for unpaid policy benefits and claims, we cannot determine precisely the amounts we will ultimately pay to settle these liabilities. As a result, we may experience volatility in the level of our profitability and our reserves from period-to-period, particularly for our health and disability insurance products. To the extent that actual experience is less favorable than our underlying assumptions, we could be required to increase our liabilities, which may harm our financial strength and reduce our profitability.

For example, if mortality rates are higher than our pricing assumptions, we will be required to make greater claims payments on our life insurance policies than we had projected. However, this risk may be partially offset by our payout annuity business, where an increase in mortality rates will result in a decrease in benefit payments, and our use of third party reinsurance. Our results of operations may also be adversely impacted by an increase in morbidity rates.

Our results of operations may also be adversely impacted if our actual investment earnings differ from our pricing and reserve assumptions. Changes in economic conditions may lead to changes in market interest rates or changes in our investment strategies, either of which could cause our actual investment earnings to differ from our pricing and reserve assumptions.

For additional information on our insurance reserves, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Insurance Reserves."

Our ability to pay stockholder dividends and meet our obligations may be constrained by the limitations on dividends Iowa insurance laws impose on Principal Life.

We are an insurance holding company whose assets include all of the outstanding shares of the common stock of Principal Life and other subsidiaries. Our ability to pay dividends to our stockholders and meet our obligations, including paying operating expenses and any debt service, depends upon the receipt of dividends from Principal Life. Iowa insurance laws impose limitations on the ability of Principal Life to pay dividends to us. Any inability of Principal Life to pay dividends to us in the future may cause us to be unable to pay dividends to our stockholders and meet our other obligations. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of regulatory restrictions on Principal Life's ability to pay us dividends.

The pattern of amortizing our DPAC and other actuarial balances on our universal life-type insurance contracts, participating life insurance policies and certain investment contracts may change, impacting both the level of the DPAC and other actuarial balances and the timing of our net income.

Amortization of the DPAC asset and other actuarial balances depends on the actual and expected profits generated by the lines of business that incurred the expenses. Expected profits are dependent on assumptions regarding a number of factors including investment returns, benefit payments, expenses, mortality and policy lapse. Due to the uncertainty associated with establishing these assumptions, we cannot, with precision, determine the exact pattern of profit emergence. As a result, amortization of these balances will vary from period-to-period. To the extent that actual experience emerges less favorably than expected, or our expectation for future profits decreases, the DPAC asset and other actuarial balances may be adjusted, reducing our profitability in the current period.

For additional information, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Policies and Estimates — Deferred Policy Acquisition Costs and Other Actuarial Balances."

We may need to fund deficiencies in our Closed Block assets.

In connection with its conversion in 1998 into a stock life insurance company, Principal Life established an accounting mechanism, known as a "Closed Block" for the benefit of participating ordinary life insurance policies that had a dividend scale in force on July 1, 1998. Dividend scales are the actuarial formulas used by life insurance companies to determine amounts payable as dividends on participating policies based on experience factors relating to, among other things, investment results, mortality, lapse rates, expenses, premium taxes and policy loan interest and utilization rates. The Closed Block was designed to provide reasonable assurance to policyholders included in the Closed Block that, after the conversion, assets would be available to maintain the aggregate dividend scales in effect for 1997 if the experience underlying such scales were to continue.

We allocated assets to the Closed Block as of July 1, 1998, in an amount such that we expected their cash flows, together with anticipated revenues from the policies in the Closed Block, to be sufficient to support the Closed Block business, including payment of claims, certain direct expenses, charges and taxes and to provide for the continuation of aggregate dividend scales in accordance with the 1997 policy dividend scales if the experience underlying such scales continued, and to allow for appropriate adjustments in such scales if the experience changed. We bear the costs of administrative expenses associated with Closed Block policies and, accordingly, these costs were not funded as part of the assets allocated to the Closed Block. Any increase in such costs in the future will be borne by us. As of December 31, 2012, Closed Block assets and liabilities were $ 4,456.7 million and $ 5,118.1 million, respectively.

We will continue to pay guaranteed benefits under the policies included in the Closed Block, in accordance with their terms. The Closed Block assets, cash flows generated by the Closed Block assets and anticipated revenues from policies included in the Closed Block may not be sufficient to provide for the benefits guaranteed under these policies. If they are not sufficient, we must fund the shortfall. Even if they are sufficient, we may choose for business reasons to support dividend payments on policies in the Closed Block with our general account funds.

The Closed Block assets, cash flows generated by the Closed Block assets and anticipated revenues from policies in the Closed Block will benefit only the holders of those policies. In addition, to the extent that these amounts are greater than the amounts estimated at the time we funded the Closed Block, dividends payable in respect of the policies included in the Closed Block may be greater than they would have been in the absence of a Closed Block. Any excess net income will be available for distribution over time to Closed Block policyholders but will not be available to our stockholders.

A pandemic, terrorist attack or other catastrophic event could adversely affect our net income.

Our mortality and morbidity experience could be adversely impacted by a catastrophic event. In addition, a severe catastrophic event may cause significant volatility in global financial markets, disruptions to commerce and reduced economic activity. The resulting macroeconomic conditions could adversely affect our cash flows, as well as the value and liquidity of our invested assets. We may also experience operational disruptions if our employees are unable or unwilling to come to work due to a pandemic or other catastrophe. We have developed extensive contingency plans to minimize the risk of operational disruptions. In addition, our use of reinsurance reduces our exposure to adverse mortality experience. Despite these measures, we may still be exposed to losses in the event of a pandemic, terrorist attack or other catastrophe.

Our reinsurers could default on their obligations or increase their rates, which could adversely impact our net income and profitability.

We cede life and health insurance to other insurance companies through reinsurance. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies." However, we remain liable to the policyholder, even if the reinsurer defaults on its obligations with respect to the ceded business. If a reinsurer fails to meet its obligations, we will be forced to cover the claims on the reinsured policies. In addition, a reinsurer's insolvency may cause us to lose our reserve credits on the ceded business, in which case we would be required to establish additional reserves.

The premium rates that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Some of our reinsurance contracts contain provisions which limit the reinsurer's ability to increase rates on in-force business; however, some do not. If a reinsurer raises the rates that it charges on a block of in-force business, our profitability may be negatively impacted if we are not able to pass the increased costs on to the customer. If reinsurers raise the rates that they charge on new business, we may be forced to raise the premiums that we charge, which could have a negative impact on our competitive position.

To mitigate the risks associated with the use of reinsurance, we carefully select our reinsurers, and we monitor their ratings and financial condition on a regular basis. We also spread our business among several reinsurers, in order to diversify our risk exposure.

We face risks arising from acquisitions of businesses.

We have engaged in acquisitions of businesses in the past, and expect to continue to do so in the future. We face a number of risks arising from acquisition transactions, including difficulties in integrating the acquired business into our operations, difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing customers of the acquired entity, unforeseen liabilities that arise in connection with the acquired business and unfavorable market conditions that could negatively impact our growth expectations for the acquired business. These risks may prevent us from realizing the expected benefits from acquisitions and could result in the impairment of goodwill and/or intangible assets recognized at the time of acquisition.

For additional information on our goodwill and other intangible assets, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Goodwill and Other Intangible Assets."

We face risks arising from the acquisition of Cuprum

Our increased debt obligations as a result of the acquisition could have negative consequences.

Our increased debt obligations could have negative consequences, including:

- Making us more vulnerable to general adverse economic and industry conditions;
- Requiring us to dedicate increased cash flow from operations to the payment of principal and interest on our debt, thereby reducing the funds we have available for other purposes;
- Reducing our ability to execute on our strategy and reducing our flexibility in planning for or reacting to changes in our business and market conditions and
- Limiting our access to capital markets such that additional capital may not be available or may only be available on unfavorable terms.

We may not realize the expected benefits of the Cuprum acquisition.

The success of the Cuprum acquisition will in part depend on our ability to successfully on-board and operate Cuprum in conjunction with our existing businesses and to manage the future growth of Cuprum. The process of assuming control of Cuprum may be complex, costly and time-consuming and could include the following potential difficulties among others:

- Implementing our business plan for our complementary businesses;

- Unanticipated issues in integrating logistics, information, communications and other systems;
- Retaining key employees of Cuprum;
- Changes in applicable laws and regulations or conditions imposed by regulators;
- Operating risks inherent in Cuprum's business;
- Retaining and growing Cuprum's customers and
- Realizing revenue and expense synergies.

In addition, we expect to continue to incur significant costs in connection with the Cuprum acquisition and the related operation of the Cuprum business. The Cuprum acquisition may also divert our or Cuprum's management's attention from other business concerns, which could have a negative effect on either our or Cuprum's business, results of operations or financial condition.

The obligations and liabilities of Cuprum, some of which may be unanticipated or unknown, may be greater than we have anticipated, which may diminish the value of Cuprum to us.

Cuprum's obligations and liabilities, some of which may not have been disclosed to us or may not be reflected or reserved for in Cuprum's historical financial statements, may be greater than we have anticipated. The obligations and liabilities of Cuprum could have a material adverse effect on Cuprum's business or Cuprum's value to us or to our business, financial condition or results of operations. We have only limited indemnification from the Sellers under the Sales and Purchase Promise Agreement with respect to obligations or liabilities of Cuprum, whether known or unknown.

The acquisition of Cuprum increases our exposure in Chile and our overall exposure to international operations.

The growth and profitability of Cuprum depend on the level of economic activity in Chile. The Chilean economy is influenced, to varying degrees, by economic conditions in other emerging market countries, including China. Economic conditions in Chile and other emerging market countries could have an adverse effect on Cuprum's and our business, results of operations or financial condition. In addition, the acquisition of Cuprum will increase our overall exposure to risks related to international operations. See "— Our international businesses face political, legal, operational and other risks that could reduce our profitability in those businesses."

There can be no assurance that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy will not have a material adverse effect on Cuprum's business, results of operations or financial condition; nor can there be assurance that future developments in or affecting the Chilean economy will not impair our ability to proceed with our business plan or have a material adverse effect on us. Cuprum is also subject to comprehensive regulation and supervision from governmental authorities in Chile. New interpretations of existing laws and regulations or the adoption of new laws and regulations may harm Cuprum's business and reduce its profitability.

The Cuprum acquisition will increase our exposure to fluctuations in Chilean currency exchange rates, which affects the translation of local operating results into our consolidated financial statements and could reduce our profitability. See "— Fluctuations in foreign currency exchange rates could reduce our profitability."

Changes in laws, regulations or accounting standards may reduce our profitability.

Changes in regulations may reduce our profitability.

Our insurance business is subject to comprehensive state regulation and supervision throughout the U.S. and in the international markets in which we operate. We are also impacted by federal legislation and administrative policies in areas such as employee benefit plan regulation, financial services regulations and federal taxation. The primary purpose of state regulation of the insurance business is to protect policyholders, not stockholders. The laws of the various states establish insurance departments with broad powers to regulate such matters as:

- licensing companies to transact business,
- licensing agents,
- admitting statutory assets,
- mandating a number of insurance benefits,
- regulating premium rates,
- approving policy forms,
- regulating unfair trade and claims practices,
- establishing statutory reserve requirements and solvency standards,
- fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values,

- restricting various transactions between affiliates and
- regulating the types, amounts and valuation of investments.

State insurance regulators, federal regulators and the NAIC continually reexamine existing laws and regulations, and may impose changes in the future.

State insurance guaranty associations have the right to assess insurance companies doing business in their state for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, the liabilities we have established for these potential assessments may not be adequate. In addition, regulators may change their interpretation or application of existing laws and regulations. Changes in laws or regulations or the interpretation thereof could significantly increase our compliance costs and adversely affect our profitability and financial strength.

Federal legislation and administrative policies in areas such as employee benefit plan regulation, financial services regulation and federal taxation can reduce our profitability. For example, the U.S. Congress has, from time to time, considered legislation relating to changes in the Employee Retirement Income Security Act of 1974 to permit application of state law remedies, such as consequential and punitive damages, in lawsuits for wrongful denial of benefits, which, if adopted, could increase our liability for damages in future litigation. Additionally, new interpretations of existing laws and the passage of new legislation may harm our ability to sell new policies and increase our claims exposure on policies we issued previously. In addition, reductions in contribution levels to defined contribution plans may decrease our profitability.

Changes in tax laws could increase our tax costs and reduce sales of our insurance, annuity and investment products.

Current federal income tax laws generally permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products. Taxes, if any, are payable on income attributable to a distribution under the contract for the year in which the distribution is made. The U.S. Congress has, from time to time, considered legislation that would reduce or eliminate the benefit of such deferral of taxation on the accretion of value within life insurance and nonqualified annuity contracts. Enactment of this legislation, including a simplified "flat tax" income structure with an exemption from taxation for investment income, could result in fewer sales of our insurance, annuity and investment products. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

In addition, we benefit from certain tax items, including but not limited to, tax-exempt bond interest, dividends-received deductions, tax credits (such as foreign tax credits) and insurance reserve deductions. From time to time, the U.S. Congress, as well as foreign, state and local governments, considers legislation that could reduce or eliminate the benefits associated with these tax items. If such legislation is adopted, our profitability could be negatively impacted. We continue to evaluate the impact that potential tax reform, which lacks sufficient detail and is relatively uncertain, may have on our future results of operations and financial condition.

Changes in federal, state and foreign securities laws may reduce our profitability.

Our asset management and accumulation and life insurance businesses are subject to various levels of regulation under federal, state and foreign securities laws. These laws and regulations are primarily intended to protect investors in the securities markets or investment advisory or brokerage clients and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. The downturn in the financial markets and resulting market-wide losses have caused legislative and regulatory bodies to consider various changes to existing securities laws and the legal framework governing the financial industry. Changes to these laws or regulations — or the interpretation thereof — that restrict the conduct of our business could significantly increase our compliance costs and reduce our profitability.

Financial services regulatory reform may reduce our profitability, impact how we do business or limit our ability to engage in certain capital expenditures.

On July 21, 2010, the Dodd-Frank Act became law. The Dodd-Frank Act makes extensive changes to the laws regulating financial services firms and requires various federal agencies to adopt a broad range of new implementation rules and regulations. The federal agencies were given significant discretion in drafting the implementation rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act will not be known for many months or years. In addition, the legislation mandates multiple studies and reports for Congress, which could result in additional legislative or regulatory action.

In July 2011, we became subject to oversight from and examination by the Federal Reserve and, therefore, various banking, capital and liquidity requirements may apply to us, due to our wholly owned full-service banking subsidiary. Due to our ownership of our federal savings bank subsidiary, we are classified under federal banking law as a SLHC. The Federal Reserve has adopted a procedure for deregistration as a SLHC for companies seeking to avail themselves of an exemption included with the Dodd-Frank Act. We intend to submit an application to the Federal Reserve to deregister as a SLHC. For our application to be successful, our federal savings bank will need to agree to limit its activities to only those permitted for a limited purpose trust institution. Deregistration from SLHC status will exempt us from capital requirements the Federal Reserve promulgates for SLHCs. There can be no assurance our application will be successful. We anticipate this process will take approximately one year.

Nonetheless, even if we are successful in deregistering as a SLHC, it is possible (although we currently believe unlikely) that we could be designated as a "Nonbank Systemically Important Financial Institution" by the Financial Stability Oversight Council ("FSOC"). Being so designated would subject us to enhanced oversight and prudential standards by the Federal Reserve, beyond those applicable to our competitors not so designated.

As to derivative activities, while the initial regulations indicate that we will not fall within the definition of a "Major Swap Participant" ("MSP"), it is possible that changes in the final rules could alter this interpretation. Designation as an MSP will result in more oversight of derivative transactions under the separate jurisdictions of the SEC and the Commodities Futures Trading Commission. This includes swaps traded through either regulated exchanges or approved clearinghouses, and requires additional collateral to support derivatives transactions.

The changes resulting from the Dodd-Frank Act and the yet to be finalized implementation rules and regulations, as well as discretionary actions by the Federal Reserve and FSOC, may increase our compliance costs, lower the profitability of our business activities, require changes to certain of our business practices or otherwise adversely affect our business.

Changes in accounting standards may negatively impact our reported profitability and financial ratios.

Accounting standards are subject to change and can negatively impact our reported profitability. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies." In addition to recently issued accounting guidance, the U.S. and international standard setters have a full agenda of topics they plan to review, any of which have the potential to negatively impact our reported profitability and financial ratios. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

We may be unable to mitigate the impact of Regulation XXX and Actuarial Guideline 38, potentially resulting in a negative impact to our capital position and/or a reduction in sales of term and universal life insurance products.

The NAIC Model Regulation entitled "Valuation of Life Insurance Policies," commonly known as "Regulation XXX", establishes statutory reserve requirements for term life insurance policies and universal life insurance policies with secondary guarantees. Actuarial Guideline 38 ("AG38") clarifies the application of Regulation XXX with respect to certain universal life insurance products with secondary guarantees.

The NAIC has amended AG38 in an effort to create more clarity around reserving practices for certain policies that are accounted for under this guideline. The effects of the changes to AG38 are two-fold:

- Reserves for certain inforce policies will be subject to additional statutory reserve minimums effective for the December 31, 2012, reporting period and
- Reserves for businesses sold after January 1, 2013, will be subject to a higher statutory reserve basis.

We have implemented reinsurance and capital management actions to mitigate the capital impact of Regulation XXX and AG38 on our term and universal life insurance business. We cannot provide assurance that we will be able to continue to implement these actions for reinsuring future increases in redundant term and universal life insurance reserves. If we are unable to mitigate the impact of Regulation XXX and AG38 on these products, additional capital will be required to support those products, and we may be required to increase prices and/or reduce sales of our term and universal life insurance products. Even if we are able to continue utilizing these mitigating actions of reinsurance and related activity, our results could be negatively impacted due to costs related to additional amounts of reinsurance needed.

A computer system failure or security breach could disrupt our business, damage our reputation and adversely impact our profitability.

We rely on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While we have policies, procedures, automation and backup plans designed to prevent or limit the effect of failure, our computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control. The failure of our computer systems for any reason could disrupt our operations, result in the loss of customer business and adversely impact our profitability.

We retain confidential information on our computer systems, including customer information and proprietary business information. Any compromise of the security of our computer systems that results in the disclosure of personally identifiable customer information could damage our reputation, expose us to litigation, increase regulatory scrutiny and require us to incur significant technical, legal and other expenses.

Loss of key vendor relationships or failure of a vendor to protect information of our customers or employees could adversely affect our business or result in losses.

We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software and vendors of services. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect personal information of our customers or employees, we may suffer operational impairments, reputational damage and financial losses.

Results of litigation and regulatory investigations may affect our financial strength or reduce our profitability.

We are regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming us as a defendant ordinarily arises out of our business operations as a provider of asset management and accumulation products and services; life, health and disability insurance; and our investment activities.

We are, from time to time, also involved in various governmental, regulatory and administrative proceedings and inquiries. We have received regulatory inquiries from certain state insurance regulators and other officials relating to compliance with unclaimed property laws and the use of data available on the U.S. Social Security Administration's Death Master File (or a similar database) to identify instances where benefits under life insurance policies, annuities and retained asset accounts are payable. It is possible that other jurisdictions may pursue similar inquiries and that such inquiries may result in payments to beneficiaries, escheatment of funds deemed abandoned under state laws and changes to procedures for the identification and escheatment of abandoned property.

These factors may affect our financial strength or reduce our profitability. For further discussion on litigation and regulatory investigation risk, see Item 3. "Legal Proceedings," Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 12, Contingencies, Guarantees and Indemnifications" under the caption, "Litigation and Regulatory Contingencies" and Item 8. "Financial Statements.and Supplementary Data, Notes to Consolidated Financial Statements, Note 10, Income Taxes."

From time to time we may become subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material.

We are subject to income taxes in the United States as well as many other jurisdictions. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. The final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings may be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Fluctuations in foreign currency exchange rates could reduce our profitability.

Principal International generally writes policies denominated in various local currencies and invests the premiums and deposits in local currencies. Although investing in local currencies limits the effect of currency exchange rate fluctuation on local operating results, fluctuations in such rates affect the translation of these results into our consolidated financial statements. For further discussion on foreign currency exchange risk, see Item 7A. "Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk."

Applicable laws and our certificate of incorporation and by-laws may discourage takeovers and business combinations that some stockholders might consider in their best interests.

State laws and our certificate of incorporation and by-laws may delay, defer, prevent, or render more difficult a takeover attempt that some stockholders might consider in their best interests. For instance, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

State laws and our certificate of incorporation and by-laws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment, which may delay, defer or prevent a change in our control, which may not be in the best interests of our stockholders.

The following provisions, included in our certificate of incorporation and by-laws, may also have anti-takeover effects and may delay, defer or prevent a takeover attempt that some stockholders might consider in their best interests. In particular, our certificate of incorporation and by-laws:

- permit our Board of Directors to issue one or more series of preferred stock;
- divide our Board of Directors into three classes;
- limit the ability of stockholders to remove directors;
- prohibit stockholders from filling vacancies on our Board of Directors;
- prohibit stockholders from calling special meetings of stockholders;
- impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings and
- require the approval of at least 75% of the voting power our outstanding common stock for the amendment of our by-laws and provisions of our certificate of incorporation governing:
  - the classified board,
  - the director's discretion in determining what he or she reasonably believes to be in the best interests of Principal Financial Group, Inc.,
  - the liability of directors,
  - the removal of directors by shareholders,
  - the prohibition on stockholder actions by written consent and
  - the supermajority voting requirements.

In addition, Section 203 of the General Corporation Law of the State of Delaware may limit the ability of an "interested stockholder" to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of our outstanding voting stock.

Our financial results may be adversely impacted by global climate changes.

Atmospheric concentrations of carbon dioxide and other greenhouse gases have increased dramatically since the industrial revolution, resulting in a gradual increase in global average temperatures and an increase in the frequency and severity of natural disasters. These trends are expected to continue in the future and have the potential to impact nearly all sectors of the economy to varying degrees. Our initial research indicates that climate change does not pose an imminent or significant threat to our operations or business, but we will continue to monitor new developments in the future.

Potential impacts may include the following:

- Changes in temperatures and air quality may adversely impact our mortality and morbidity rates. For example, increases in the level of pollution and airborne allergens may cause an increase in upper respiratory and cardiovascular diseases, leading to increased claims in our insurance businesses. However, the risk of increased mortality on our life insurance business may be partly offset by our payout annuity business, where an increase in mortality results in a decrease in benefit payments.
- Climate change may impact asset prices, as well as general economic conditions. For example, rising sea levels may lead to decreases in real estate values in coastal areas. Additionally, government policies to slow climate change (e.g., setting limits on carbon emissions) may have an adverse impact on sectors such as utilities, transportation and manufacturing. Changes in asset prices may impact the value of our fixed income, real estate and commercial mortgage investments. We manage our investment risks by maintaining a well-diversified portfolio, both geographically and by sector. We also monitor our investments on an ongoing basis, allowing us to adjust our exposure to sectors and/or geographical areas that face severe risks due to climate change.
- A natural disaster that affects one of our office locations could disrupt our operations and pose a threat to the safety of our employees. However, we have extensive Business Continuity and Disaster Recovery planning programs in place to help mitigate this risk.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2012, we own 27 properties in our home office complex in Des Moines, Iowa, and in various other locations. Of these 27 properties, 12 are office buildings, 1 is a warehouse facility, 11 are parking lots and ramps,

1 is a park/green space, 1 is a childcare center and 1 is a power generation plant. Of the office and warehouse space, we occupy approximately 93% of the 3.0 million square feet of space in these buildings. The balance of the space in these buildings is rented to commercial tenants or is occupied by the property management company servicing these properties. We lease office space for various offices located throughout the U.S. and internationally. We believe that our owned and leased properties are suitable and adequate for our current business operations.

Item 3. Legal Proceedings

Disclosure concerning material legal proceedings can be found in Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 12, Contingencies, Guarantees and Indemnifications" under the caption, "Litigation and Regulatory Contingencies" and Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 10, Income Taxes" under the caption, "Other Tax Information," which are incorporated here by this reference.

Executive Officers of the Registrant

The following information is furnished with respect to our executive officers, each of whom is elected by and serves at the pleasure of the Board of Directors.

Timothy M. Dunbar, 55, has been Senior Vice President of the Company and Principal Life since 2011, and Chief Investment Officer of the Company and Principal Life since January 1, 2013. Prior to that date, Mr. Dunbar was in charge of Strategy and Finance for the Company and Principal Life in 2011 and 2012, overseeing the business management and strategic direction of the capital markets, corporate strategy and corporate treasury areas. He retains his responsibility for capital markets. Mr. Dunbar previously served as the executive director and head of equities for Principal Global Investors from 2004 until 2011.

Gregory B. Elming, 52, has been Senior Vice President and Chief Risk Officer of the Company and Principal Life since March 2011. Prior to that time, he was Senior Vice President and Controller of the Company and Principal Life since 2007 and Vice President and Controller of the Company and Principal Life since 2002.

Daniel J. Houston, 51, who heads the Retirement and Investor Services and U.S. Insurance Solutions segments of our operations, was named President, Retirement, Insurance and Financial Services of the Company and Principal Life on January 1, 2010. He was President, Retirement and Investor Services of the Company and Principal Life from February 2008 until January 2010, and was Executive Vice President, Retirement and Investor Services of the Company and Principal Life from June 2006 to February 2008.

Terrance J. Lillis, 60, has been Senior Vice President and Chief Financial Officer of the Company and Principal Life since August 2008 and Senior Vice President of the Company and Principal Life since May 2008. Prior to that time, he was Chief Financial Officer — Retirement and Investor Services division of Principal Life since December 2001.

James P. McCaughan, 59, who heads the Principal Global Investors segment of our operations, has been President, Principal Global Investors of the Company and Principal Life since December 2003. Prior to that time, he served as Executive Vice President and global head of asset management for the Company and Principal Life since April 2002. From 2000 to 2002, he was Chief Executive Officer of the Americas division of Credit Suisse Asset Management in New York, New York.

Mary A. O'Keefe, 56, who heads Corporate Relations, has been Senior Vice President and Chief Marketing Officer of the Company and Principal Life since February 2005, Senior Vice President of the Company since April 2001, and Senior Vice President of Principal Life since January 1998.

Gary P. Scholten, 55, has been Senior Vice President and Chief Information Officer of the Company and Principal Life since November 2002. From 1998 to 2002, he was Vice President of retail information services of Principal Life.

Karen E. Shaff, 58, has been Executive Vice President and General Counsel of the Company and Principal Life since February 2004. Prior thereto, she was Senior Vice President and General Counsel of the Company since April 2001, and Senior Vice President and General Counsel of Principal Life since January 2000.

Luis Valdes, 55, who has been the head of the Principal International segment of our operations since March 2012, has been President, Principal International of the Company and Principal Life since March 2011. Prior to his current position, he has been Senior Vice President and President — PFG Latin America of the Company and Principal Life since March 2010, and was Vice President — Principal International of Principal Life from 2000 until March 2010.

Larry D. Zimpleman, 61, has been a Director of the Company and Principal Life since 2006. He has been Chairman, President and Chief Executive Officer of the Company and Principal Life since May 2009 and was President and Chief Executive Officer of the Company and Principal Life from May 2008 to May 2009. Prior thereto, he was President and Chief Operating Officer of the Company and Principal Life from 2006 to May 2008. He was President, Retirement and Investor Services of the Company and Principal Life from December 2003 through May 2006. Mr. Zimpleman served as chairman of the board and a director of the Principal Funds from December 2001 to December 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock began trading on the New York Stock Exchange ("NYSE") under the symbol "PFG" on October 23, 2001. Prior to such date, there was no established public trading market for our common stock. On February 6, 2013, there were 384,486 stockholders of record of our common stock.

The following table presents the high and low prices for our common stock on the NYSE for the periods indicated and the dividends declared per share during such periods.

	High	Low	Dividends
2012			
First quarter	**$29.84**	**$24.21**	**$0.18**
Second quarter	**$29.96**	**$23.09**	**$0.18**
Third quarter	**$29.20**	**$24.26**	**$0.21**
Fourth quarter	**$28.71**	**$25.83**	**$0.21**
2011			
First quarter	$34.70	$30.28	$ —
Second quarter	$35.00	$27.81	$ —
Third quarter	$31.00	$21.55	$ —
Fourth quarter	$28.76	$20.48	$0.70

We changed to paying dividends quarterly on our common stock in 2012. Previously, we paid our common stock dividends annually. Future dividend decisions will be based on and affected by a number of factors, including our results and financial requirements and the impact of regulatory restrictions. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of regulatory restrictions on Principal Life's ability to pay dividends.

The following table presents the amount of our share purchase activity for the periods indicated:

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum dollar value of shares that may yet be purchased under the programs (in millions) (2)
January 1, 2012 - January 31, 2012	**675**	**$26.21**	**—**	**$ —**
February 1, 2012 - February 29, 2012	**285,323**	**$27.84**	**—**	**$100.0**
March 1, 2012 - March 31, 2012	**2,048,998**	**$27.43**	**1,823,735**	**$ 50.0**
April 1, 2012 - April 30, 2012	**1,053,173**	**$28.41**	**1,043,764**	**$ 20.4**
May 1, 2012 - May 31, 2012	**1,313,839**	**$25.69**	**1,302,493**	**$186.9**
June 1, 2012 - June 30, 2012	**3,081,269**	**$24.46**	**3,080,200**	**$111.5**
July 1, 2012 - July 31, 2012	**1,456,391**	**$25.64**	**1,456,101**	**$ 74.2**
August 1, 2012 - August 31, 2012	**1,244,834**	**$25.81**	**1,242,700**	**$ 42.1**
September 1, 2012 - September 30, 2012	**—**	**$ —**	**—**	**$ 42.1**
October 1, 2012 - October 31, 2012	**—**	**$ —**	**—**	**$ 42.1**
November 1, 2012 - November 30, 2012	**—**	**$ —**	**—**	**$ 42.1**
December 1, 2012 - December 31, 2012	**513**	**$27.85**	**—**	**$ 42.1**
Total	**10,485,015**		**9,948,993**	

(1) Includes the number of shares of common stock utilized to execute certain stock incentive awards and shares purchased as part of a publicly announced program.

(2) During February 2012, our Board of Directors authorized a share repurchase program of up to $100.0 million of outstanding common stock. This program was completed in May 2012. Our Board of Directors authorized a share repurchase program in May 2012 of up to $200.0 million of outstanding common stock.

Item 6. Selected Financial Data

The following table sets forth certain selected historical consolidated financial information. We derived the consolidated financial information (except for amounts referred to as "Other Supplemental Data") for each of the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 from our audited consolidated financial statements and notes to the financial statements included in this Form 10-K. We derived the consolidated financial information (except for amounts referred to as "Other Supplemental Data") for the years ended December 31, 2009 and 2008 and as of December 31, 2010, 2009 and 2008 from our audited consolidated financial statements not included in this Form 10-K. The following summary of consolidated financial information (except for amounts referred to as "Other Supplemental Data") has been prepared in accordance with U.S. GAAP.

In order to fully understand our consolidated financial information, please also see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the notes to the financial statements included in this Form 10-K. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	As of or for the year ended December 31,				
	2012 (1)	2011 (1)	2010 (1)	2009 (1)	2008 (1)
	($ in millions, except per share data and as noted)				
Income Statement Data:					
Revenue:					
Premiums and other considerations	**$ 3,219.4**	$ 2,891.0	$ 3,555.5	$ 3,750.6	$ 4,209.2
Fees and other revenues	**2,626.7**	2,526.7	2,337.1	2,103.7	2,427.5
Net investment income	**3,254.9**	3,375.3	3,495.8	3,400.1	3,992.7
Net realized capital gains (losses)	**114.1**	(122.3)	(190.2)	(398.3)	(694.1)
Total revenues	**$ 9,215.1**	$ 8,670.7	$ 9,198.2	$ 8,856.1	$ 9,935.3
Income from continuing operations, net of related income taxes	**$ 824.7**	$ 688.9	$ 680.8	$ 579.5	$ 436.6
Net income	**$ 824.7**	$ 688.9	$ 680.8	$ 579.5	$ 436.6
Earnings per Share Data:					
Income from continuing operations, net of related income taxes, per share:					
Basic	**$ 2.60**	$ 1.97	$ 1.97	$ 1.76	$ 1.53
Diluted	**$ 2.57**	$ 1.95	$ 1.95	$ 1.75	$ 1.52
Net income per share:					
Basic	**$ 2.60**	$ 1.97	$ 1.97	$ 1.76	$ 1.53
Diluted	**$ 2.57**	$ 1.95	$ 1.95	$ 1.75	$ 1.52
Cash dividends per common share	**$ 0.78**	$ 0.70	$ 0.55	$ 0.50	$ 0.45
Balance Sheet Data:					
Total assets	**$161,926.5**	$147,361.7	$144,673.0	$137,129.7	$127,565.2
Long-term debt	**$ 2,671.3**	$ 1,564.8	$ 1,583.7	$ 1,584.6	$ 1,290.5
Series A preferred stock	**$ —**	$ —	$ —	$ —	$ —
Series B preferred stock	**0.1**	0.1	0.1	0.1	0.1
Total stockholders' equity	**9,773.2**	9,371.7	9,306.4	7,420.0	1,962.6
Other Supplemental Data:					
AUM ($ in billions)	**$ 403.0**	$ 335.0	$ 318.8	$ 284.7	$ 247.0

(1) For a discussion of items materially affecting the comparability of 2012, 2011 and 2010, please see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Affecting Comparability of Results of Operations." Prior periods reflect the retrospective application of accounting changes. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies" under the caption, "Accounting Changes" for further information about the accounting changes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis discusses our financial condition as of December 31, 2012, compared with December 31, 2011, and our consolidated results of operations for the years ended December 31, 2012, 2011 and 2010, and, where appropriate, factors that may affect our future financial performance. The discussion should be read in conjunction with our audited consolidated financial statements and the related notes to the financial statements and the other financial information included elsewhere in this Form 10-K.

Forward-Looking Information

Our narrative analysis below contains forward-looking statements intended to enhance the reader's ability to assess our future financial performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on us. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties. Those risks and uncertainties include, but are not limited to the risk factors listed in Item 1A. "Risk Factors."

Overview

We provide financial products and services through the following reportable segments:

- Retirement and Investor Services is organized into the Accumulation business, which includes full service accumulation, Principal Funds (our mutual fund business), individual annuities and bank and trust services; and the Guaranteed business, which includes investment only and full service payout. We offer a comprehensive portfolio of asset accumulation products and services for retirement savings and investment:
  - To businesses of all sizes with a concentration on small and medium-sized businesses, we offer products and services for defined contribution pension plans, including 401(k) and 403(b) plans, defined benefit pension plans, nonqualified executive benefit plans and ESOP consulting services. For more basic investment needs, we offer SIMPLE IRA and payroll deduction plans;
  - To large institutional clients, we also offer investment-only products, including GICs and funding agreements and
  - To employees of businesses and other individuals, we offer the ability to accumulate savings for retirement and other purposes through mutual funds, individual annuities and bank products.
- Principal Global Investors, which consists of our asset management operations, manages assets for sophisticated investors around the world, using a multi-boutique strategy that enables the segment to provide an expanded range of diverse investment capabilities including equity, fixed income and real estate investments. Principal Global Investors also has experience in currency management, asset allocation, stable value management and other structured investment strategies.
- Principal International, which offers retirement products and services, annuities, mutual funds, institutional asset management and life insurance accumulation products through operations in Brazil, Chile, China, Hong Kong SAR, India, Mexico and Southeast Asia.
- U.S. Insurance Solutions, which provides individual life insurance as well as specialty benefits in the U.S. Our individual life insurance products include universal and variable universal life insurance and traditional life insurance. Our specialty benefit products include group dental and vision insurance, individual and group disability insurance and group life insurance. Effective January 1, 2011, wellness services and fee-for-service claims administration transitioned to the Specialty Benefits division from the Corporate segment.
- Corporate, which manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate segment primarily reflect our financing activities (including interest expense and preferred stock dividends), income on capital not allocated to other segments, inter-segment eliminations, income tax risks and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items.

Economic Factors and Trends

In 2012, positive net customer cash flows and market performance led to increases in our Retirement and Investor Services segment's account values and our Principal Global Investors segment's AUM. Since account values and AUM are the base by which these businesses generate revenues, the increase in account values and AUM has contributed to the overall improvement of our profits.

In our Principal International segment, we continued to grow our business organically through our existing subsidiaries and joint ventures and through strategic acquisitions. Local currency AUM, a key indicator of earnings growth for the segment, increased significantly as a result of positive net customer cash flows and market performance. The financial results for the Principal International segment are also impacted by fluctuations of the foreign currency to U.S. dollar exchange rates for the countries in which we have business.

The U.S. Insurance Solutions segment has been impacted by lower interest rates for the past few years as well as decreases in our long term interest rate assumptions. The current low interest rate environment has caused spread compression, whereas the decrease in long term interest rate assumptions has led to higher reserves and lower profit margins in both divisions. In addition, we experienced a slowdown in the growth of group products between 2009 and 2010 relative to prior years due to a combination of lower sales, higher lapses, reduced growth in salaries and reductions in covered lives of our existing group customers as a result of economic pressure. Since 2011, we have seen signs of recovery through higher sales, slight inforce membership growth and improved retention.

Profitability

Our profitability depends in large part upon our:

- amount of AUM;
- spreads we earn that result from the difference between what we earn and what we credit to policyholders;
- ability to generate fee revenues by providing administrative and investment management services;
- ability to price our insurance products at a level that enables us to earn a margin over the cost of providing benefits and the related expenses;
- ability to manage our investment portfolio to maximize investment returns and minimize risks such as interest rate changes or defaults or impairments of invested assets;
- ability to effectively hedge fluctuations in foreign currency to U.S. dollar exchange rates on certain transactions and
- ability to manage our operating expenses.

Critical Accounting Policies and Estimates

The increasing complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. Our significant accounting policies are described in Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies." We have identified critical accounting policies that are complex and require significant judgment and estimates about matters that are inherently uncertain. A summary of our critical accounting policies is intended to enhance the reader's ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates and changes in guidance. The identification, selection and disclosure of critical accounting estimates and policies have been discussed with the Audit Committee of the Board of Directors.

Valuation and Impairment of Fixed Income Investments

Fixed Maturities. Fixed maturities include bonds, redeemable preferred stock and certain non-redeemable preferred stock. We classify our fixed maturities as either available-for-sale or trading and, accordingly, carry them at fair value in the consolidated statements of financial position. The fair values of our public fixed maturities are primarily based on market prices from independent pricing services. We have regular interactions with these vendors to ensure we understand their pricing methodologies and to confirm they are utilizing observable market information. In addition, 22% of our invested asset portfolio is invested in fixed maturities that are private placement assets, where there are no readily available market quotes to determine the fair market value. The majority of these assets are valued using a spread pricing matrix that utilizes observable market inputs. Securities are grouped into pricing categories that vary by asset class, sector, rating and average life. Each pricing category is assigned a risk spread based on studies of observable public market data or market clearing data from the investment professionals assigned to specific security classes. The expected cash flows of the security are then discounted back at the current Treasury curve plus the appropriate risk spread. Certain market events that could impact the valuation of securities include issuer credit ratings, business climate, management changes, litigation and government actions among others. See item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 14, Fair Value Measurements" for further discussion.

If we are unable to price a fixed maturity security from third party pricing vendors we may obtain a broker quote or utilize an internal pricing model specific to the asset utilizing relevant market information to the extent available. Less than 1% of our fixed maturities were valued using internal models.

A rate increase based on the combined movement of interest rates and credit spreads of 100 basis points would produce a total value of approximately $41.8 billion, as compared to the recorded amount of $43.9 billion related to our fixed maturity, available-for-sale assets held by the Principal Life general account as of December 31, 2012.

We had a $1,529.6 million increase in net unrealized gains within the U.S. fixed maturities, available-for-sale portfolio for the year ended December 31, 2012, of which an approximate $0.2 billion net unrealized gain can be attributed to an approximate 7 basis points decrease in interest rates in addition to other market factors that increased unrealized gains. We had a $741.5 million increase in net unrealized gains for the year ended December 31, 2011, of which an approximate $2.2 billion net unrealized gain can be attributed to an approximate 98 basis points decrease in interest rates offset in part by net unrealized losses related to other market factors, primarily from widening of credit spreads.

Fixed maturities classified as available-for-sale are subject to impairment reviews. When evaluating fixed maturities for impairment, we consider relevant facts and circumstances in evaluating whether a credit or interest-related impairment is other than temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events; (4) for structured securities, the adequacy of the expected cash flows and (5) our intent to sell a security or whether it is more likely than not we will be required to sell the security before recovery of its amortized cost which, in some cases, may extend to maturity. When it is determined that the decline in value is other than temporary the carrying value of the security is reduced to its fair value, and a corresponding impairment loss is reported primarily in net income, with noncredit impairment losses for certain fixed maturities we do not intend to sell reported in other comprehensive income.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other than temporary. These risks and uncertainties include: (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security until it recovers in value. Any of these situations could result in a charge to net income in a future period. At December 31, 2012, we had $4,996.9 million in available-for-sale fixed maturities with gross unrealized losses totaling $871.1 million. Included in the gross unrealized losses are losses attributable to both movements in market interest rates as well as movement in credit spreads. Net income would be reduced by approximately $871.1 million, on a pre-tax basis, if all the securities in an unrealized loss position were deemed to be other than temporarily impaired and our intent was to sell all such securities.

Mortgage Loans. Mortgage loans consist primarily of commercial mortgage loans. At December 31, 2012, the carrying value of our commercial mortgage loans was $10,183.3 million. Commercial mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method and net of valuation allowances.

Commercial mortgage loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is created for the difference between the carrying amount of the mortgage loan and the estimated value less cost to sell. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral.

The determination of the calculation and the adequacy of the mortgage loan valuation allowance and mortgage impairments are subjective. Our periodic evaluation and assessment of the adequacy of the mortgage loan valuation allowance and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, loss experience and other relevant factors. The calculation for determining mortgage impairment amounts requires estimating the amounts and timing of future cash flows expected to be received on specific loans, estimating the value of the collateral and gauging changes in the economic environment in general. The total valuation allowance can be expected to increase when economic conditions worsen and decrease when economic conditions improve. For more detailed information concerning mortgage loan valuation allowances and impairments, see "Investments — U.S. Investment Operations — Mortgage Loans," and Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 4, Investments — Mortgage Loan Valuation Allowance."

We have a large experienced commercial real estate staff centrally located in Des Moines, which includes commercial mortgage underwriters, loan closers, loan servicers, engineers, appraisers, credit analysts, research staff, legal staff, information technology personnel and portfolio managers. Experienced commercial real estate senior management adheres to a disciplined process in reviewing all transactions for approval on a consistent basis. The typical commercial mortgage loan for us averages in the mid 48% percent loan-to-value range at origination with a net operating income coverage ratio of 3.2 times the annual debt service and is internally rated A+ on a bond equivalent basis. Based on the most recent analysis, our commercial mortgage loan portfolio, excluding mortgage loans held in our Principal Global Investors segment, has an overall loan-to-value ratio of 54% with a 2.2 times debt service coverage. The large equity cushion and strong debt service coverage in our commercial mortgage investments will help insulate us from stress during times of weak commercial real estate fundamentals.

Derivatives

We primarily use derivatives to hedge or reduce exposure to market risks. The fair values of exchange-traded derivatives are determined through quoted market prices. The fair values of over-the-counter derivative instruments are determined using either pricing valuation models that utilize market observable inputs or broker quotes. On an absolute fair value basis, 92% of our over-the-counter derivative assets and liabilities are valued using pricing valuation models, while the remaining 8% are valued using broker quotes. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 14, Fair Value Measurements" for further discussion. The fair values of our derivative instruments can be impacted by changes in interest rates, foreign exchange rates, credit spreads, equity indices, and volatility, as well as other contributing factors.

We also issue certain annuity contracts and other insurance contracts that include embedded derivatives that have been bifurcated from the host contract. They are valued using a combination of historical data and actuarial judgment. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 14, Fair Value Measurements" for further discussion. We include our assumption for own non-performance risk in the valuation of these embedded derivatives. As our credit spreads widen or tighten, the fair value of the embedded derivative liabilities decrease or increase, leading to an increase or decrease in net income. If the current market credit spreads reflecting our own creditworthiness move to zero (tighten), the reduction to net income would be approximately $10.7 million, net of DPAC and income taxes, based on December 31, 2012, reported amounts. The use of risk margins for the valuation of embedded derivatives increases the fair value of the embedded derivative liabilities.

The accounting for derivatives is complex and interpretations of the applicable accounting standards continue to evolve. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment. Judgment and estimates are used to determine the fair value of some of our derivatives. Volatility in net income can result from changes in fair value of derivatives that do not qualify or are not designated for hedge accounting and changes in fair value of embedded derivatives.

Deferred Policy Acquisition Costs and Other Actuarial Balances

Incremental direct costs of contract acquisition as well as certain costs directly related to acquisition activities (underwriting, policy issuance and processing, medical and inspection and sales force contract selling) for the successful acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to net income as incurred.

Amortization Based on Estimated Gross Profits. DPAC for universal life-type insurance contracts, participating life insurance policies and certain investment contracts are amortized over the expected lifetime of the policies in relation to estimated gross profits ("EGPs"). In addition to DPAC, the following actuarial balances are also amortized in relation to EGPs.

- Sales inducement asset — Sales inducements are amounts that are credited to the contractholder's account balance as an inducement to purchase the contract. Like DPAC, the cost of the sales inducement is capitalized and amortized over the expected life of the contract, in proportion to EGPs.
- Unearned revenue liability — An unearned revenue liability is established when we collect fees or other policyholder assessments that represent compensation for services to be provided in future periods. These revenues are deferred and then amortized over the expected life of the contract, in proportion to EGPs.
- Reinsurance asset or liability — For universal-life type products that are reinsured, a reinsurance asset or liability is established to spread the expected net reinsurance costs or profits in proportion to the EGPs on the underlying business.
- Present value of future profits ("PVFP") — This is an intangible asset that arises in connection with the acquisition of a life insurance company or a block of insurance business. PVFP for universal life-type insurance contracts, participating life insurance policies and certain investment contracts is amortized over the expected life of the contracts acquired, in proportion to EGPs.

We also have additional benefit reserves that are established for annuity or universal life-type contracts that provide benefit guarantees, or for contracts that are expected to produce profits followed by losses. The liabilities are accrued in relation to estimated contract assessments.

We define EGPs to include assumptions relating to mortality, morbidity, lapses, investment yield and expenses as well as the change in our liability for certain guarantees and the difference between actual and expected reinsurance premiums and recoveries, depending on the nature of the contract. We develop an estimate of EGPs at issue and each valuation date. As actual experience emerges, the gross profits may vary from those expected either in magnitude or timing, in which case a true-up to actual occurs as a charge or credit to current net income. In addition, we are required to revise our assumptions regarding future experience if actual experience or other evidence suggests that earlier estimates should be revised; we refer to this as unlocking. Both actions, reflecting actual experience and changing future estimates, can change both the current amount and the future amortization pattern of the DPAC asset and related actuarial balances.

For individual variable life insurance, individual variable annuities and group annuities that have separate account U.S. equity investment options, we utilize a mean reversion methodology (reversion to the mean assumption), a common industry practice, to determine the future domestic equity market growth rate assumption used for the calculation of EGPs. If actual annualized U.S. equity market performance varies from our 8% long-term assumption, we assume different performance levels in the short-term such that the mean return is equal to the long-term assumption over the mean reversion period. However, our mean reversion process generally limits assumed returns to a range of 4 - 12% during the mean reversion period. The 12% cap was reached during the third quarter of 2008, and the mean reversion rate has remained at the 12% cap since then. Therefore, until the mean reversion rate falls below the 12% cap, we will not adjust the equity return assumption by the amount needed to result in a mean return equal to the long-term assumption.

In limited circumstances, DPAC and certain of the actuarial balances noted above are amortized in proportion to estimated gross revenues rather than EGPs. Estimated gross revenues include similar assumptions as the revenue component of EGPs and the changes of future estimates and reflection of actual experience is done in the same manner as EGPs discussed above.

Amortization Based on Premium-Paying Period. DPAC of non-participating term life insurance and individual disability policies are amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities. Once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy unless a loss recognition event occurs. As of December 31, 2012, these policies accounted for 15% of our total DPAC balance.

Internal Replacements. We review policies for modifications that result in the exchange of an existing contract for a new contract. If the new contract is determined to be an internal replacement that is substantially changed from the replaced contract, any unamortized DPAC and related actuarial balances are written off and acquisition costs related to the new contract are capitalized as appropriate. If the new contract is substantially unchanged, we continue to amortize the existing DPAC and related actuarial balances.

Recoverability. DPAC and sales inducement assets are subject to recoverability testing at the time of policy issue and loss recognition testing on an annual basis, or when an event occurs that may warrant loss recognition. Likewise, PVFP is subject to impairment testing on an annual basis, or when an event occurs that may warrant impairment. If loss recognition or impairment is necessary, the asset balances are written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related losses and expenses.

Sensitivities. As of December 31, 2012, the net balance of DPAC and related actuarial balances, excluding balances affected by changes in other comprehensive income, was a $2,354.9 million asset. We perform sensitivity analyses to assess the impact that certain assumptions have on our DPAC and related actuarial balances. The following table shows the estimated immediate impact of various assumption changes on our DPAC and related actuarial balances.

	Estimated impact to net income (1)
	(in millions)
Reducing the future equity return assumption by 1%	**$ (8)**
Reducing the long-term general account net investment returns assumption by 0.5% (2)	**(60)**
A one-time, 10% drop in equity market values	**(14)**

(1) Reflects the net impact of changes to the DPAC asset, sales inducement asset, unearned revenue liability, reinsurance asset or liability, PVFP and additional benefit reserves. Includes the impact on net income of changes in DPAC and related balances for our equity method subsidiaries. The DPAC and related balances of the equity method subsidiaries are not included in the total DPAC balance listed above as they are not fully consolidated.

(2) Net investment return represents net investment income plus net realized capital gains (losses).

Goodwill and Other Intangible Assets

Goodwill and other intangible assets include the cost of acquired subsidiaries in excess of the fair value of the net tangible assets recorded in connection with acquisitions. Goodwill and intangible assets with indefinite lives are not amortized; rather, we test the carrying value for impairment at least annually at the reporting unit level, which is a business one level below the operating segment. We formally conduct our annual goodwill and other intangible asset impairment testing during the fourth quarter. Under certain circumstances, interim impairment tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies" for further discussion.

We perform a two-step test in our evaluation of the carrying value of goodwill. In Step 1 of the evaluation, the fair value of each reporting unit is determined and compared to the carrying value of the reporting unit. If the fair value is greater than the carrying value, then the carrying value of the reporting unit is deemed to be recoverable, and Step 2 is not required. If the fair value estimate is less than the carrying value, it is an indicator that impairment may exist, and Step 2 is required. In Step 2, the reporting unit's goodwill implied fair value is determined. The reporting unit's fair value as determined in Step 1 is assigned to all of its net assets (recognized and unrecognized) as if the reporting unit were acquired in a business combination as of the date of the impairment test. If the implied fair value of the reporting unit's goodwill is lower than its carrying amount, goodwill is impaired and written down to its implied fair value.

The determination of fair value for our reporting units is primarily based on an income approach whereby we use discounted cash flows for each reporting unit. When available, and as appropriate, we use market approaches or other valuation techniques to corroborate discounted cash flow results. The discounted cash flow model used for each reporting unit is based on either income or distributable cash flow, depending on the reporting unit being valued.

For the income model, we determine fair value based on the present value of the most recent income projections for each reporting unit and calculate a terminal value utilizing a terminal growth rate. The significant assumptions in the operating income model include: income projections, including the underlying assumptions; discount rate and terminal growth rate.

For the distributable cash flow model, we determine fair value based on the present value of projected statutory net income and changes in required capital to determine distributable income for the respective reporting unit. The significant assumptions in the distributable cash flow model include: required capital levels; income projections, including the underlying assumptions; discount rate; new business projection period and new business production growth.

Intangible assets with useful lives are amortized as related benefits emerge and are reviewed periodically for indicators of impairment in value. If facts and circumstances suggest possible impairment, the sum of the estimated undiscounted future cash flows expected to result from the use of the asset is compared to the current carrying value of the asset. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the excess of the carrying amount of assets over their fair value. For those assets amortized as related benefits emerge, the most significant assumptions involved in the estimation of future benefits include surrender/lapse rates, interest margins and mortality.

We did not recognize a material impairment in our 2012 consolidated statement of operations. Investment management contracts acquired in our 2006 purchase of WM Advisors, Inc. are considered an indefinite lived intangible and are the most material intangible asset included in our 2012 consolidated statement of financial position with a carrying value of $608.0 million. Positive net cash flows and expected future flows combined with significantly lower than expected expenses more than offset lower than expected market returns on the underlying assets acquired. As a result, the fair value of this intangible asset as of December 31, 2012, was in excess of its carrying value. We cannot predict certain future events that might adversely affect the reported value of goodwill and other intangible assets that totaled $543.4 million and $927.2 million, respectively, as of December 31, 2012. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, interest rate movements, declines in the equity markets, the legal environment in which the businesses operate or a material negative change in our relationships with significant customers. Additional information about impairments is described in Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 2, Goodwill and Other Intangible Assets."

Insurance Reserves

Reserves are liabilities representing estimates of the amounts that will come due, at some point in the future, to or on behalf of our policyholders. U.S. GAAP, allowing for some degree of managerial judgment, prescribes the methods of establishing reserves.

Future policy benefits and claims include reserves for individual traditional and group life insurance, accident and health insurance and individual and group annuities that provide periodic income payments, which are computed using assumptions of mortality, morbidity, lapse, investment performance and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility. For long duration insurance contracts, once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy. However, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves may also be established for short duration contracts to provide for expected future losses. Our reserve levels are reviewed throughout the year using internal analysis including, among other things, experience studies, claim development analysis and annual statutory asset adequacy analysis. To the extent experience indicates potential loss recognition, we recognize losses on certain lines of business. The ultimate accuracy of the assumptions on these long-tailed insurance products cannot be determined until the obligation of the entire block of business on which the assumptions were made is extinguished. Short-term variances of actual results from the assumptions used in the computation of the reserves are reflected in current period net income and can impact quarter-to-quarter net income.

Future policy benefits and claims also include reserves for incurred but unreported health, disability and life insurance claims. We recognize claims costs in the period the service was provided to our policyowners. However, claims costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims. We determine the amount of this liability using actuarial methods based on historical claim payment patterns as well as emerging medical cost trends, where applicable, to determine our estimate of claim liabilities. We also look back to assess how our prior periods' estimates developed. To the extent appropriate, changes in such development are recorded as a change to current period claim expense. Historically, the amount of the claim reserve adjustment made in subsequent reporting periods for prior period estimates have been within a reasonable range given our normal claim fluctuations.

Benefit Plans

The reported expense and liability associated with pension and other postretirement benefit plans requires the use of assumptions. Numerous assumptions are made regarding the discount rate, expected long-term rate of return on plan assets, turnover, expected compensation increases, health care claim costs, health care cost trends, retirement rates and mortality. The discount rate and the expected return on plan assets have the most significant impact on the level of expense.

The assumed discount rate is determined by projecting future benefit payments inherent in the Projected Benefit Obligation and discounting those cash flows using a spot yield curve for high quality corporate bonds. Our assumed discount rate for the 2012 year-end was 4.00%. Typically a 0.25% decrease in the discount rate would increase the pension benefits Projected Benefit Obligation and the Net Periodic Pension Cost ("NPPC") by approximately $99.3 million and $13.6 million, respectively. Typically a 0.25% decrease in the discount rate would increase the other postretirement benefits Accumulated Postretirement Benefit Obligation by approximately $3.6 million and would have a nominal impact on the Net Periodic Benefit Cost ("NPBC"). Typically a 0.25% increase in the discount rate would result in decreases in benefit obligations and expenses at a level generally commensurate with those noted above.

The assumed long-term rate of return on plan assets is set at the long-term rate expected to be earned based on the long-term investment policy of the plans and the various classes of the invested funds. Historical and future expected returns of multiple asset classes were analyzed to develop a risk-free real rate of return and risk premiums for each asset class. The overall long-term rate for each asset class was developed by combining a long-term inflation component, the real risk free rate of return and the associated risk premium. A weighted average rate was developed based on long-term returns for each asset class, the plan's target asset allocation policy and the tax structure of the trusts. For the 2012 NPPC and 2012 NPBC, an 8.00% and 7.30% weighted average long-term rate of return was used, respectively. For the 2013 NPPC and 2013 NPBC, a 7.50% and 5.62% weighted average long-term rate of return assumption, respectively, will be used. Typically a 0.25% decrease in the assumed long-term rate of return would increase the NPPC by approximately $4.2 million and the NPBC by approximately $1.3 million. Typically a 0.25% increase in this rate would result in a decrease to expense at the same levels. The assumed return on plan assets is based on the fair market value of plan assets as of December 31, 2012.

The compensation increase assumption is generally set at a rate consistent with current and expected long-term compensation and salary policy, including inflation. Actuarial gains and losses are amortized using a straight-line amortization method over the average remaining service period of employees, which is approximately 7 years for pension costs and approximately 11 years for other postretirement benefit costs. Prior service costs are amortized on a weighted average basis over approximately 2 years for pension and 3 years for other postretirement benefit costs. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 11, Employee and Agent Benefits" for further discussion.

Income Taxes

We provide for income taxes based on our estimate of the liability for taxes due. Our tax accounting represents management's best estimate of various events and transactions, such as completion of tax audits or establishment of, or changes to, a valuation allowance associated with certain deferred tax assets, which could affect our estimates and effective income tax rate in a particular quarter or annual period. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the years in which the basis differences reverse. We are required to evaluate the recoverability of our deferred tax assets each quarter and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realizable. In determining the need for a valuation allowance, we consider many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit.

Inherent in the provision for income taxes are estimates regarding the deductibility of certain items, the timing of income and expense recognition and the current or future realization of operating losses, capital losses and certain tax credits. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated financial statements in the year these estimates change. A further significant decline in value of assets incorporated into our tax planning strategies could lead to an increase of our valuation allowance on deferred tax assets having an adverse effect on current and future results. In management's judgment, total deferred income tax assets are more likely than not to be realized.

In addition, the amount of income taxes paid is subject to audits in U.S. as well as various state and foreign jurisdictions. Tax benefits are recognized for book purposes when the more-likely-than-not threshold is met with regard to the validity of an uncertain tax position. Once this threshold is met, for each uncertain tax position we recognize in earnings the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with the Internal Revenue Service or other income taxing authorities for audits ongoing or not yet commenced.

We had $334.6 million and $263.2 million of current income tax receivables associated with outstanding audit issues reported as other assets in our consolidated statements of financial position as of December 31, 2012 and 2011, respectively. We believe that we have adequate defenses against, or sufficient provisions for, the contested issues, but final resolution of contested issues could take several years while legal remedies are pursued. Consequently, we do not anticipate the ultimate resolution of audits ongoing or not yet commenced to have a material impact on our net income.

Transactions Affecting Comparability of Results of Operations

Acquisitions

We entered into acquisition agreements for the following businesses, among others, during the past three years.

First Dental Health. On November 1, 2012, we finalized the purchase of our 100% interest in First Dental Health, a California based independent dental preferred provider organization. First Dental Health is consolidated within the U.S. Insurance Solutions segment.

AFP Cuprum S.A. On October 8, 2012, we announced the signing of a definitive agreement to acquire Cuprum, a premier pension manager in Chile. The agreement required Empresas Penta S.A. and Inversiones Banpenta Limitada to sell their 63% ownership in Cuprum pursuant to a public tender offer that also included the remaining 37% of publicly traded shares. The transaction closed February 4, 2013, resulting in an approximately 90% ownership stake in Cuprum for a purchase price of approximately $1.4 billion. Cuprum will be consolidated within the Principal International segment.

Claritas Administração de Recursos Ltda./Claritas Investments, Ltd. On April 2, 2012, we finalized the purchase of a 60% indirect ownership in Claritas, a leading Brazilian mutual fund and asset management company. The Sao Paulo-based company manages equity funds, balanced funds, managed accounts and other strategies for affluent clients and institutions through its multi-channel distribution network. Claritas had $1.8 billion in AUM at the time of acquisition and is consolidated within the Principal International segment.

Origin Asset Management LLP. On October 3, 2011, we finalized the purchase of a 74% interest in Origin Asset Management LLP ("Origin"), a global equity specialist based in London. The initial payment was $63.6 million. Origin had $2.6 billion in AUM in global and international equities at the time of the acquisition and is consolidated within the Principal Global Investors segment.

HSBC AFORE, S.A. de C.V. On August 8, 2011, we finalized the purchase of our 100% interest in HSBC AFORE, S.A. de C.V. ("HSBC AFORE"), a Mexican pension business, from HSBC Bank for $206.1 million. In addition, we have established a distribution arrangement with HSBC Bank for the distribution of Principal AFORE's products through HSBC Bank's extensive network in Mexico. HSBC AFORE was merged into our Principal AFORE pension company, which is consolidated within the Principal International segment.

Finisterre Capital LLP and Finisterre Holdings Limited. On July 1, 2011, we finalized the purchase of a 51% interest in Finisterre Capital LLP and Finisterre Holdings Limited, (together "Finisterre Capital"), an emerging markets debt investor based in London. The initial payment was $84.6 million, with a possible additional contingent payment of up to $30.0 million in 2013, dependent upon performance targets. Finisterre Capital had $1.7 billion in AUM at the time of acquisition and is accounted for on the equity method within the Principal Global Investors segment.

Other

Actuarial Assumption Updates. During the third quarter of 2012, we reviewed and updated assumptions that are inputs to the models for DPAC and other actuarial balances. We also reviewed our actuarial models and made improvements as necessary. As a result of these actions, we had an unlocking of DPAC and other actuarial balances that decreased total company net income by $96.7 million for the year ended December 31, 2012.

We updated our actuarial models to reflect the lower interest rate environment in our U.S. operations. The updates to our long-term interest rate assumptions and related refinements to the interest rate component of our actuarial models resulted in an unlocking that negatively impacted operating earnings. The negative unlocking from the lower interest rates was partially offset by the positive impact from the increased expected persistency in our individual annuities business. The net negative segment operating earnings impact was $66.3 million, which was comprised of $55.2 million for our U.S. Insurance Solutions segment and $11.1 million for our Retirement and Investor Services segment.

In addition to the interest rate assumption update, we updated other assumptions and made model refinements that resulted in a net negative unlocking and a $24.4 million decrease to operating earnings in total for the Retirement and Investor Services, Principal International and U.S. Insurance Solutions segments for the year ended December 31, 2012.

Within our individual life insurance business, we have an integrated actuarial model that impacts several line items within our income statement. Operating earnings for the individual life insurance business was negatively impacted $62.9 million for the year ended December 31, 2012. The impact on the income statement line items was as follows — fee revenues increased $13.5 million; benefits, claims and settlement expenses increased $67.2 million; and operating expenses increased $43.0 million.

Catalyst Health Solutions, Inc. In July 2012, Catalyst Health Solutions, Inc. merged with a wholly owned subsidiary of SXC Health Solutions Corp. As a result of the merger, we realized an after-tax gain. We subsequently contributed appreciated stock of the ultimate surviving corporation (now known as Catamaran Corp.) to The Principal Financial Group Foundation, Inc. and sold our remaining interest in Catamaran Corp., resulting in a total after-tax net realized capital gain of $141.2 million.

Individual Life Insurance Amortization. During the first quarter of 2012, our individual life insurance business changed its basis for amortizing DPAC and other actuarial balances on a portion of our universal life insurance products. The actuarial balances for these products are now amortized based on estimated gross revenues instead of EGPs. In addition to impacting comparability of changes in actuarial balances between 2011 and 2012, this change required an unlocking of the actuarial balances to reflect the pattern of estimated gross revenues, which resulted in volatility within certain income statement line items in the first quarter of 2012. Specifically, fee revenues decreased $46.6 million; benefits, claims and settlement expenses increased $87.9 million; and operating expenses decreased $139.6 million. However, on a net basis the impact was a net gain of $3.3 million after-tax, which is not material.

Individual Life Insurance Assumption Changes. During the second quarter of 2011, we updated premium assumptions in our individual life insurance business, which impacts comparability between reported time periods. Specifically, fee revenues increased $4.9 million; benefits, claims and settlement expenses increased $43.1 million; and operating expenses increased $14.9 million. Given the large magnitude of the assumption changes, we removed the after-tax impact of $(34.5) million from operating earnings and reported it as an other after-tax adjustment in order to aid in comparability at the segment level.

Catalyst Health Solutions, Inc. In early April 2011, we sold a portion of our interest in Catalyst Health Solutions, Inc., which was accounted for on the equity method. The $46.0 million after-tax gain was reported as a net realized capital gain in the second quarter of 2011. The remaining portion of the investment continued to be accounted for as an equity method investment.

Individual Life Interest Rate Assumption Change. During the fourth quarter of 2010, we lowered our long term interest rate assumption, which negatively impacted operating earnings by $6.8 million. Fee revenues increased $7.4 million; benefits, claims and settlement expenses decreased $4.6 million and operating expenses increased $22.5 million.

Group Medical Insurance Business. On September 30, 2010, we announced our decision to exit the group medical insurance business (insured and administrative services only) and entered into an agreement with United Healthcare Services, Inc. to renew group medical insurance coverage for our customers as the business transitions. The exiting of the group medical insurance business does not qualify for discontinued operations treatment under U.S. GAAP. Therefore, the results of operations for the group medical insurance business are still included in our consolidated income from continuing operations.

With the exception of corporate overhead, amounts related to our group medical insurance business previously included in segment operating earnings have been removed from operating earnings for all periods presented and are reported as other after-tax adjustments. The operating revenues associated with our exited group medical insurance business were $25.0 million, $606.3 million and $ 1,403.9 million for the year ended December 31, 2012, 2011 and 2010, respectively. The other after-tax adjustments associated with the after-tax earnings (loss) of our exited group medical insurance business were $(9.6) million, $50.9 and $24.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Brasilprev Seguros e Previdencia S.A. On April 30, 2010, we signed definitive agreements with Banco, including the Shareholders Agreement governing the operations of our pension joint venture, Brasilprev. The agreements result in Brasilprev having, for 23 years, the exclusive right to distribute pension products within the Banco bank network and a reduction in our economic interest from 46% to 25%, which resulted in a $72.1 million after-tax net realized capital gain in the second quarter of 2010. Brasilprev continues to be jointly managed and reported as an equity method investment in our Principal International segment. Due to the reduction in our economic interest, we reflect a lower percentage of the earnings from the operation. However, we expect the operation to grow and offset the decline from the lower percentage.

Fluctuations in Foreign Currency to U.S. Dollar Exchange Rates

Fluctuations in foreign currency to U.S. dollar exchange rates for countries in which we have operations can affect reported financial results. In years when foreign currencies weaken against the U.S. dollar, translating foreign currencies into U.S. dollars results in fewer U.S. dollars to be reported. When foreign currencies strengthen, translating foreign currencies into U.S. dollars results in more U.S. dollars to be reported.

Foreign currency exchange rate fluctuations create variances in our financial statement line items but have not had a material impact on our consolidated financial results. Principal International segment operating earnings were negatively impacted by $16.6 million for the year ended December 31, 2012, as a result of fluctuations in foreign currency to U.S. dollar exchange rates. For a discussion of our approaches to managing foreign currency exchange rate risk, see Item 3. "Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk."

Stock-Based Compensation Plans

For information related to our Stock-Based Compensation Plans, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 17, Stock-Based Compensation Plans."

Effects of Inflation

The impact of inflation has not had a material effect on our annual consolidated results of operations over the past three years. However, we may be materially affected by inflation in the future. For further discussion on inflation, see Item 1A. "Risk Factors — Continued difficult conditions in the global capital markets and the economy generally may materially and adversely affect our business and results of operations."

Employee and Agent Benefits Expense

The 2012 annual defined benefit pension expense for substantially all of our employees and certain agents was $122.3 million pre-tax, which was a $29.5 million increase from the 2011 pre-tax pension expense of $92.8 million. This increase is due primarily to a decline in the discount rate from 5.65% for 2011 to 5.15% for 2012. The expected long-term return on plan assets used to develop the 2012 expense remained at the same 8.00% as for 2011.

The 2013 annual defined benefit pension expense for substantially all of our employees and certain agents is expected to be $143.3 million pre-tax, which is a $21.0 million increase from the 2012 pre-tax pension expense of $122.3 million. This increase is due primarily to a decrease in the discount rate from 5.15% for 2012 to 4.00% for 2013. Also, the expected long-term return on plan assets used to develop the 2013 expense decreased to 7.50%.

The 2012 annual other postemployment benefit ("OPEB") plan expense (income) for employees and certain agents was $(55.2) million pre-tax, which is a $2.8 million difference from the 2011 pre-tax OPEB income of $(58.0) million. The weighted average expected long-term return on plan assets used to develop the expense (income) in 2012 was 7.30% which was based on the weighted average expected long-term asset returns for the medical, life and long-term care plan. The expected long-term rates for the medical, life and long-term care plans were 7.25%, 7.75%, and 5.85%, respectively. The discount rate used to develop the 2012 expense (income) was 5.15%.

The 2013 annual OPEB plan expense (income) for employees and certain agents is expected to be $(47.0) million pre-tax, which is an $8.2 million difference from the 2012 pre-tax OPEB income of $(55.2) million. The weighted average expected long-term return on plan assets used to develop the expense (income) in 2013 was 5.62% which was based on weighted average expected long-term asset returns for the medical, life and long-term care plan. The expected long-term rates for the medical, life and long-term care plans were 5.40%, 7.75% and 5.85%, respectively. The expected rate of return for the medical plans was reduced to 5.40% to reflect the after-tax return on the plan assets resulting from the decision to have taxes paid by the trust instead of PLIC. The discount rate used to develop the 2013 expense (income) decreased to 4.00%, down from the 5.15% discount rate used in 2012.

Healthcare Reform

During the first quarter of 2010, federal legislation was enacted that reformed the healthcare system. Among many changes, the newly enacted healthcare legislation eliminates the tax deductibility of retiree prescription drug expenses incurred after 2012, up to the Medicare Part D subsidy amount, which had been allowed to encourage employers to offer retiree drug coverage. We recognized $7.8 million negative impact of net income for the year ended December 31, 2010, associated with the release of the portion of our deferred tax asset on accrued retiree prescription drug expenses related to our employees that will no longer be tax-deductible after December 31, 2012.

Impact of Low Interest Rate Environment

The exposure from the low interest rates is reflected in a reduction in the spreads between the investment income we earn and the interest we credit to our customers. Some of our products, primarily our fixed deferred annuity, general account group annuity and universal life insurance products, include guaranteed minimum interest rates. During periods of low or declining interest rates, borrowers may prepay or redeem mortgages and fixed maturities that are invested to support our product obligations, which would force us to reinvest the proceeds at lower interest rates. The resulting lower net investment income may make it more difficult for us to maintain our desired spread and thereby reduce our profitability. See Item 7A "Quantitative and Qualitative Disclosures About Market Risk," for a presentation of the differences between the interest rates being credited to contractholders and the respective guaranteed minimum interest rates.

Some of our universal life insurance contracts contain secondary guarantees, which keep the contract in force, even if the contractholder's account balance is insufficient to cover all of the contract charges, provided that the contractholder has continually paid a specified minimum premium. It is possible that more of these secondary guarantees could be triggered, possibly increasing our policyholder obligation and thereby reducing our profitability.

Declining or low interest rates could impact the discount rate assumption used for the purposes of valuing reserves and our pension and other postretirement benefit obligations. A decrease in the discount rate could result in higher reserves as well as lower margins and an increase in the annual pension and other postretirement benefit expense.

Our expectation of estimated gross profits is an important consideration in determining the amortization of DPAC and other actuarial balances. To the extent a low interest rate environment impacts our assumptions regarding future EGPs, an unlocking of DPAC and other actuarial balances could occur, decreasing net income.

Lastly, lower net investment income could result in the establishment of a premium deficiency reserve for certain of our insurance products.

We anticipate that a sustained low interest rate environment would reduce the growth in net income.

Recent Accounting Changes

For recent accounting changes, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies" under the captions, "Accounting Changes" and "Recent Accounting Pronouncements."

Results of Operations

The following table presents summary consolidated financial information for the years indicated:

	For the year ended December 31,			Increase (decrease)	
	2012	**2011**	**2010**	**2012 vs. 2011**	**2011 vs. 2010**
			(in millions)		
Revenues:					
Premiums and other considerations	**$3,219.4**	$2,891.0	$3,555.5	$ 328.4	$(664.5)
Fees and other revenues	**2,626.7**	2,526.7	2,337.1	100.0	189.6
Net investment income	**3,254.9**	3,375.3	3,495.8	(120.4)	(120.5)
Net realized capital gains, excluding impairment losses on available-for-sale securities	**232.7**	75.0	50.0	157.7	25.0
Total other-than-temporary impairment losses on available-for-sale securities	**(135.9)**	(147.6)	(296.3)	11.7	148.7
Other-than-temporary impairment losses on fixed maturities available-for-sale reclassified to (from) other comprehensive income	**17.3**	(49.7)	56.1	67.0	(105.8)
Net impairment losses on available-for-sale securities	**(118.6)**	(197.3)	(240.2)	78.7	42.9
Net realized capital gains (losses)	**114.1**	(122.3)	(190.2)	236.4	67.9
Total revenues	**9,215.1**	8,670.7	9,198.2	544.4	(527.5)
Expenses:					
Benefits, claims and settlement expenses	**5,123.9**	4,616.6	5,204.3	507.3	(587.7)
Dividends to policyholders	**197.7**	210.2	219.9	(12.5)	(9.7)
Operating expenses	**2,934.1**	2,950.8	2,988.3	(16.7)	(37.5)
Total expenses	**8,255.7**	7,777.6	8,412.5	478.1	(634.9)
Income before taxes	**959.4**	893.1	785.7	66.3	107.4
Income taxes	**134.7**	204.2	104.9	(69.5)	99.3
Net income	**824.7**	688.9	680.8	135.8	8.1
Net income attributable to noncontrolling interest	**18.8**	36.2	17.9	(17.4)	18.3
Net income attributable to Principal Financial Group, Inc.	**805.9**	652.7	662.9	153.2	(10.2)
Preferred stock dividends	**33.0**	33.0	33.0	—	—
Net income available to common stockholders	**$ 772.9**	$ 619.7	$ 629.9	$ 153.2	$ (10.2)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Income Available to Common Stockholders

Net income available to common stockholders increased primarily due to higher gains associated with the merger of Catalyst Health Solutions, Inc. and the subsequent disposition of our remaining interest in the surviving corporation in 2012 compared to the portion of our interest sold in 2011 and a negative impact of a court ruling on some uncertain tax positions in 2011 with no corresponding activity in 2012.

Total Revenues

Premiums increased $772.2 million for the Retirement and Investor Services segment primarily due to an increase in sales of single premium group annuities with life contingencies. The single premium product, which is typically used to fund defined benefit plan terminations, can generate large premiums from very few customers and therefore tends to vary from period to period. Partially offsetting this increase was a $509.2 million decrease for the Corporate segment primarily due to a reduction in average covered medical members in our exited group medical insurance business.

Fee revenues increased $93.3 million for our Retirement and Investor Services segment primarily due to higher fees stemming from an increase in average account values, which resulted from positive equity market performance in 2012 and strong net cash flow from customers. Fee revenues also increased $48.4 million for our Principal International segment primarily due to higher investment management fees driven by higher average AUM in Mexico and the Claritas acquisition in Brazil. In addition, fees increased $44.6 million for our Principal Global Investors segment primarily due to higher fee revenues as a result of increased AUM. Partially offsetting these increases was an $86.3 million decrease in fee revenues for the Corporate segment primarily due to a reduction in average fee-for-service members in our exited group medical insurance business.

Net investment income decreased due to lower investment yields on our invested assets and cash in our U.S. operations, and lower inflation-based investment returns on average invested assets and cash as a result of lower inflation in Chile and the weakening of the Latin American currencies against the U.S. dollar. These decreases were partially offset by an increase in average invested assets and cash. For additional information, see "Investments — Investment Results."

Net realized capital gains (losses) can be volatile due to other than temporary impairments of invested assets, mark-to-market adjustments of certain invested assets and our decision to sell invested assets. Net realized capital gains (losses) increased primarily due to higher gains associated with the merger of Catalyst Health Solutions, Inc. and the subsequent disposition of our remaining interest in the surviving corporation in 2012 compared to the portion of our interest sold in 2011 and a decrease in credit impairments on fixed maturities, available-for-sale. For additional information, see "Investments — Investment Results."

Total Expenses

Benefits, claims and settlement expenses increased $695.8 million for the Retirement and Investor Services segment primarily due to an increase in change in reserves resulting from an increase in sales of single premium group annuities with life contingencies. Benefits, claims and settlement expenses also increased $210.4 million for the U.S. Insurance Solutions segment primarily due to the change in amortization basis, unlocking associated with a change in our long-term interest rate assumptions and model refinements in the third quarter of 2012 and growth in our individual life insurance business. Partially offsetting these increases was a $384.4 million decrease in benefits, claims and settlement expenses for the Corporate segment primarily due to a reduction in average covered medical members in our exited group medical insurance business.

Income Taxes

The effective income tax rates were 14% and 23% for the years ended December 31, 2012 and 2011, respectively. The effective income tax rate for the year ended December 31, 2012 was lower than the U.S. corporate income tax rate of 35% ("U.S. statutory rate") primarily due to income tax deductions allowed for corporate dividends received, the presentation of taxes on our share of earnings generated from equity method investments in net investment income and the interest exclusion from taxable income. The effective income tax rate for the year ended December 31, 2011, was lower than the U.S. statutory rate primarily due to income tax deductions allowed for corporate dividends received, the presentation of taxes on our share of earnings generated from equity method investments in net investment income and the interest exclusion from taxable income, which were partially offset by the impact of a court ruling on some uncertain tax positions. The effective income tax rate decreased to 14% from 23% for the years ended December 31, 2012 and 2011, respectively, primarily due to the impact of a 2011 court ruling on some uncertain tax positions.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Income Available to Common Stockholders

Net income available to common stockholders decreased primarily due to the negative impact of a court ruling on some uncertain tax positions in 2011. This decrease to net income available to common stockholders was partially offset by higher earnings in our Retirement and Investor Services, Principal International and Principal Global Investors segments.

Total Revenues

Premiums decreased $770.3 million for the Corporate segment primarily due to a reduction in average covered medical members in our exited group medical insurance business.

Fees increased $72.4 million for our U.S. Insurance Solutions segment primarily due to growth in the universal life and variable universal life lines of business. Fees also increased $72.3 million for our Retirement and Investor Services segment primarily due to higher fees stemming from an increase in average account values, which resulted from general positive equity market performance in 2011. In addition, fees increased $64.0 million for our Principal Global Investors segment primarily due to higher fee revenues driven by an increase in average AUM as well as increased performance fees in our equity business and higher borrower fees from our real estate business.

Net investment income decreased due to lower investment yields and a decrease in average invested assets and cash, excluding the fair value adjustment associated with fixed maturities and equity securities, primarily due to our decision to scale back our investment only business. These decreases were partially offset by higher inflation-based investment returns on average invested assets and cash as a result of higher inflation in Chile and the strengthening of the Latin American currencies against the U.S. dollar. For additional information, see "Investments — Investment Results."

Net realized capital gains (losses) can be volatile due to other than temporary impairments of invested assets, mark-to market adjustments of certain invested assets and our decision to sell invested assets. Net realized capital losses decreased primarily due to a gain associated with the sale of a portion of our interest in Catalyst Health Solutions, Inc. in 2011, lower losses related to the residential mortgage loan loss provision for our Bank and Trust Services business and lower net impairment losses on fixed maturities, available-for-sale. These decreases were partially offset by a 2010 gain associated with the signing of our Shareholders Agreement with Banco pertaining to our Brasilprev joint venture with no corresponding activity in 2011. For additional information, see "Investments — Investment Results."

Total Expenses

Benefits, claims and settlement expenses decreased $607.1 million for the Corporate segment primarily due to a reduction in average covered medical members in our exited group medical insurance business.

Income Taxes

The effective income tax rates were 23% and 13% for the years ended December 31, 2011 and 2010, respectively. The effective income tax rate for the year ended December 31, 2011, was lower than the U.S. statutory rate primarily due to income tax deductions allowed for corporate dividends received, the presentation of taxes on our share of earnings generated from equity method investments in net investment income and the interest exclusion from taxable income, which were partially offset by the impact of a court ruling on some uncertain tax positions. The effective income tax rate for the year ended December 31, 2010, was lower than the U.S. statutory rate primarily due to income tax deductions allowed for corporate dividends received, the presentation of taxes on our share of earnings generated from equity method investments in net investment income and the interest exclusion from taxable income. The effective income tax rate increased to 23% from 13% for the years ended December 31, 2011 and 2010, respectively, primarily due to the impact of a 2011 court ruling on some uncertain tax positions.

Results of Operations by Segment

For results of operations by segment see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 16, Segment Information."

Retirement and Investor Services Segment

Retirement and Investor Services Trends

Several key factors impact revenue and earnings growth in our Retirement and Investor Services segment. These factors include: the ability of our distribution channels to generate new sales and retain existing business; pricing decisions that take account of competitive conditions, persistency, investment returns, mortality trends, and operating expense levels; investment management performance; equity market returns and interest rate changes. Profitability ultimately depends on our ability to price products and invest assets at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products.

Net revenue is a key metric used to understand RIS earnings growth. Net revenue is defined as operating revenues less benefits, claims and settlement expenses, including dividends to policyholders. Net revenue from our Accumulation business is primarily fee based and is impacted by changes in the equity markets. Net revenue from our Guaranteed business is driven by our ability to earn an investment spread. Accumulation business net revenue has grown due to growth in the block of business as well as improvement in the equity markets. Guaranteed business net revenue has declined due to our decision to scale back this business and due to investment spread compression.

The following table presents the Retirement and Investor Services net revenue for the years indicated:

	For the year ended December 31,			Increase (decrease)	
	2012	**2011**	**2010**	**2012 vs. 2011**	**2011 vs. 2010**
			(in millions)		
Net revenue:					
Accumulation	**$2,044.1**	$1,917.0	$1,819.5	$127.1	$ 97.5
Guaranteed	**155.1**	161.3	177.9	(6.2)	(16.6)
Total Retirement and Investor Services	**$2,199.2**	$2,078.3	$1,997.4	$120.9	$ 80.9

Retirement and Investor Services Segment Summary Financial Data

The following table presents certain summary financial data relating to the Retirement and Investor Services segment for the periods indicated:

	For the year ended December 31,			Increase (decrease)	
	2012	**2011**	**2010**	**2012 vs. 2011**	**2011 vs. 2010**
			(in millions)		
Operating revenues:					
Premiums and other considerations	**$1,162.6**	$ 390.4	$ 332.2	$ 772.2	$ 58.2
Fees and other revenues	**1,525.5**	1,432.1	1,363.0	93.4	69.1
Net investment income	**2,146.8**	2,252.5	2,430.9	(105.7)	(178.4)
Total operating revenues	**4,834.9**	4,075.0	4,126.1	759.9	(51.1)
Expenses:					
Benefits, claims and settlement expenses, including dividends to policy holders	**2,635.7**	1,996.7	2,128.7	639.0	(132.0)
Operating expenses	**1,474.1**	1,351.5	1,306.2	122.6	45.3
Total expenses	**4,109.8**	3,348.2	3,434.9	761.6	(86.7)
Operating earnings before income taxes	**725.1**	726.8	691.2	(1.7)	35.6
Income taxes	**150.0**	163.9	148.2	(13.9)	15.7
Operating earnings	**$ 575.1**	$ 562.9	$ 543.0	$ 12.2	$ 19.9

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Earnings

Operating earnings increased $15.5 million in our Accumulation business resulting from positive equity market performance in 2012 and strong net cash flow from customers, which was partially offset by higher staff related costs, including pension and other postretirement benefits, and higher non-deferrable commissions and investment management fees stemming from an increase in average account values. Operating earnings decreased $3.3 million in our Guaranteed business primarily resulting from lower mortality reserve gains in 2012 compared to 2011.

Net Revenue

Net revenue increased $127.1 million in our Accumulation business primarily due to higher fees stemming from an increase in average account values, which resulted from positive equity market performance in 2012 and strong net cash flow from customers.

Operating Expenses

Operating expenses increased $124.7 million in our Accumulation business primarily due to higher staff related costs, including pension and other postretirement benefits. In addition, operating expenses increased due to higher non-deferrable commissions and investment management fees stemming from increased sales and an increase in average account values, respectively.

Income Taxes

The effective income tax rates for the segment were 21% and 23% for the years ended December 31, 2012 and 2011, respectively. The effective income tax rates were lower than the U.S. statutory rate primarily as a result of income tax deductions allowed for corporate dividends received and the interest exclusion from taxable income.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Earnings

Operating earnings increased $23.9 million in our Accumulation business resulting from higher fees stemming from generally positive equity market performance since 2010. This increase was partially offset by an increase in DPAC amortization expense resulting from mostly level equity markets in 2011, compared to improving equity markets in 2010. Operating earnings decreased $4.0 million in our Guaranteed business primarily resulting from a gain from early extinguishment of medium term notes in 2010 with no corresponding experience in 2011. This decrease was partially offset by a decrease in change in reserves resulting from a larger than normal reserve increase in the third quarter of 2010 with no corresponding activity in 2011, as well as a larger reserve release due to favorable mortality experience in 2011.

Net Revenue

Net revenue increased $97.5 million in our Accumulation business primarily due to higher fees stemming from an increase in average account values, which resulted from general positive equity market performance in 2011. Partially offsetting the increase in net revenue was a $16.6 million decrease in our Guaranteed business primarily due to lower spread earnings and a decline in average account values.

Operating Expenses

Operating expenses increased $57.2 million in our Accumulation business primarily due to an increase in DPAC amortization expense resulting from mostly level equity markets in 2011, compared to improving equity markets in 2010 and an increase in non-deferrable commission expense and investment management fees resulting from generally positive equity market performance since 2010. Operating expenses decreased $11.9 million in our Guaranteed business primarily resulting from a decrease in DPAC amortization stemming from larger than normal DPAC amortization in 2010 due to an increase in liability call options exercised by us.

Income Taxes

The effective income tax rates for the segment were 23% and 21% for the years ended December 31, 2011 and 2010, respectively. The effective income tax rates were lower than the U.S. statutory rate primarily as a result of income tax deductions allowed for corporate dividends received and the interest exclusion from taxable income.

Principal Global Investors Segment

Principal Global Investors Trends

Our overall AUM increased $35.4 billion in 2012 primarily due to continued strong portfolio management as well as positive market performance. We also continue to expand our global presence and experience success in winning institutional asset management mandates and other deposits.

The following table provides a summary of Principal Global Investor's affiliated and third-party AUM as of the years indicated:

	Principal Global Investors		
As of	Affiliated AUM	Third-Party AUM	Total AUM
		(in billions)	
December 31, 2012	**$165.0**	**$98.2**	**$263.2**
December 31, 2011	145.4	82.4	227.8
December 31, 2010	141.4	78.7	220.1

Principal Global Investors Segment Summary Financial Data

AUM is a key indicator of earnings growth for our Principal Global Investors segment, as AUM is the base by which we generate revenues. Net cash flow and market performance are the two main drivers of AUM growth. Net cash flow reflects our ability to attract and retain client deposits. Market performance reflects equity, fixed income and real estate market performance. The percentage growth in earnings of the segment will generally track with the percentage growth in AUM. This trend may vary due to changes in business and/or product mix.

The following table presents the AUM rollforward for assets managed by Principal Global Investors for the years indicated:

	For the year ended December 31,		
	2012	2011	2010
		(in billions)	
AUM, beginning of period	**$227.8**	$220.1	$205.3
Net cash flow (1)	**11.7**	(1.8)	(7.0)
Investment performance (2)	**24.2**	6.1	22.3
Operations acquired (3)	**—**	4.3	—
Other	**(0.5)**	(0.9)	(0.5)
AUM, end of period	**$263.2**	$227.8	$220.1

(1) Positive net cash flows are primarily due to strong distribution results in 2012. Includes net cash flow of $(0.7) billion and $(3.7) billion for the years ended December 31, 2011 and 2010, respectively, resulting from the Retirement Investors Services segment's decision to scale back its investment only business.

(2) Variations in investment performance are primarily the result of fluctuations in market performance over time.

(3) Reflects acquisition of Finisterre Capital and Origin in 2011.

The following table presents certain summary financial data relating to the Principal Global Investors segment for the years indicated:

	For the year ended December 31,			Increase (decrease)	
	2012	**2011**	**2010**	**2012 vs. 2011**	**2011 vs. 2010**
	(in millions)				
Operating revenues:					
Fees and other revenues	**$575.8**	$531.2	$467.2	$44.6	$64.0
Net investment income	**15.4**	15.1	14.2	0.3	0.9
Total operating revenues	**591.2**	546.3	481.4	44.9	64.9
Expenses:					
Total expenses	**456.2**	429.3	384.2	26.9	45.1
Operating earnings before income taxes and noncontrolling interests	**135.0**	117.0	97.2	18.0	19.8
Income taxes	**43.5**	41.0	33.7	2.5	7.3
Operating earnings attributable to noncontrolling interests	**10.3**	2.0	5.0	8.3	(3.0)
Operating earnings	**$ 81.2**	$ 74.0	$ 58.5	$ 7.2	$15.5

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Earnings

Operating earnings increased due to higher fee revenue as a result of increased AUM. These increases were partially offset by higher expenses stemming from our focused investment for growth in the areas of global distribution and targeted investment teams.

Income Taxes

The effective income tax rates for the segment were 32% and 35% for the years ended December 31, 2012 and 2011, respectively. The effective income tax rate was lower than the U.S. statutory rate for the year ended December 31, 2012, primarily due to inclusion of income attributable to noncontrolling interest in pre-tax operating earnings with no corresponding change in income taxes reported by us as the controlling interest.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Earnings

Operating earnings increased due to higher fee revenues driven by an increase in average AUM. In addition, operating earnings increased due to higher borrower fees from our real estate business resulting from higher transaction volumes and higher servicing fees. These increases were partially offset by higher staff related costs resulting from higher compensation expense, as well as other expenses generally related to our acquisition of Origin in 2011.

Income Taxes

The effective income tax rate for the segment was 35% for both the years ended December 31, 2011 and 2010.

Principal International Segment

Principal International Trends

Our Principal International businesses focus on countries with favorable demographics and growing long-term savings and defined contribution markets. With variations depending upon the specific country, we have targeted these markets for sales of retirement and related products and services, including defined contribution pension plans, annuities and mutual funds to businesses and individuals. In some of our international markets, we complement our sales of these products with institutional asset management and life insurance accumulation products.

We have pursued our international strategy through a combination of start-ups, acquisitions and joint ventures, which require infusions of capital consistent with our strategy of long-term growth and profitability.

Principal International Segment Summary Financial Data

AUM is a key indicator of earnings growth for the segment, as AUM is the base by which we can generate local currency profits. Net customer cash flow and market performance are the two main drivers of local currency AUM growth. Net customer cash flow reflects our ability to attract and retain client deposits. Market performance reflects the investment returns on our underlying AUM. The percentage growth or decline in the earnings of our Principal International segment will generally track with the percentage growth or decline in AUM. This trend may vary due to changes in business and/or product mix. Our financial results are also impacted by fluctuations of the foreign currency to U.S. dollar exchange rates for the countries in which we have operations. AUM of our foreign subsidiaries is translated into U.S. dollar equivalents at the end of the reporting period using the spot foreign exchange rates. Revenue and expenses for our foreign subsidiaries are translated into U.S. dollar equivalents at the average foreign exchange rates.

The following table presents the Principal International segment AUM rollforward for the years indicated:

	For the year ended December 31,		
	2012	2011	2010
	(in billions)		
AUM, beginning of period	**$52.8**	$45.8	$34.6
Net cash flow	**9.3**	5.5	4.7
Investment performance	**7.2**	3.5	4.1
Operations acquired (1)	**2.0**	3.1	0.7
Effect of exchange rates	**(1.8)**	(4.8)	1.9
Other	**(0.2)**	(0.3)	(0.2)
AUM, end of period	**$69.3**	$52.8	$45.8

(1) Reflects the acquisition of Claritas in Brazil in April 2012 and the acquisition of HSBC AFORE in Mexico in August 2011.

Net revenue is a key metric used to understand the earnings growth for the Principal International segment. Net revenue is defined as operating revenues less benefits, claims and settlement expenses. The following table presents the net revenue of the Principal International segment for the years indicated.

	For the year ended December 31,			Increase (decrease)	
	12/31/2012	12/31/2011	12/31/2010	2012 vs. 2011	2011 vs. 2010
			(in millions)		
Net revenue	**$375.8**	$325.9	$282.0	$49.9	$43.9

Net revenue increased primarily due to higher fees driven by higher average AUM in Mexico, higher earnings in our equity method investment in Brazil and the Claritas acquisition in Brazil. These were partially offset by the weakening of the Latin American currencies against the U.S. dollar.

The following table presents certain summary financial data of the Principal International segment for the years indicated.

	For the year ended December 31,			Increase (decrease)	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
			(in millions)		
Operating revenues:					
Premiums and other considerations	**$284.6**	$264.5	$255.2	$ 20.1	$ 9.3
Fees and other revenues	**216.9**	168.5	147.7	48.4	20.8
Net investment income	**441.2**	476.0	376.3	(34.8)	99.7
Total operating revenues	**942.7**	909.0	779.2	33.7	129.8
Expenses:					
Benefits, claims and settlement expenses	**566.9**	583.1	497.2	(16.2)	85.9
Operating expenses	**221.5**	173.9	150.2	47.6	23.7
Total expenses	**788.4**	757.0	647.4	31.4	109.6
Operating earnings before income taxes and noncontrolling interests	**154.3**	152.0	131.8	2.3	20.2
Income taxes (benefits)	**0.8**	2.7	(1.9)	(1.9)	4.6
Operating earnings (losses) attributable to noncontrolling interests	**0.2**	(0.2)	1.1	0.4	(1.3)
Operating earnings	**$153.3**	$149.5	$132.6	$ 3.8	$ 16.9

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Earnings

Operating earnings increased primarily due to higher fees driven by higher average AUM in Mexico and in our equity method investment in Brazil. These increases were partially offset by the weakening of the Latin American currencies against the U.S. dollar and higher PVFP and DPAC amortization resulting from net unlocking and true-ups in Mexico.

Operating Revenues

Premiums in Chile increased $20.2 million primarily due to higher sales of single premium annuities with life contingencies, which was partially offset by the weakening of the Chilean peso against the U.S. dollar.

Fees and other revenues increased primarily due to higher investment management fees driven by higher average AUM in Mexico and the Claritas acquisition in Brazil, which was partially offset by the weakening of the Latin American currencies against the U.S. dollar.

Net investment income decreased primarily due to lower inflation-based investment returns on average invested assets and cash as a result of lower inflation in Chile and the weakening of the Latin American currencies against the U.S. dollar. These decreases were partially offset by higher earnings in our equity method investment in Brazil and higher average invested assets in Chile.

Total Expenses

Benefits, claims and settlement expenses in Chile decreased $14.0 million primarily due to lower inflation-based interest crediting rates to customers and the weakening of the Chilean peso against the U.S. dollar, which were partially offset by an increase in the change in reserves related to higher sales of single premium annuities with life contingencies.

Operating expenses increased primarily due to higher PVFP and DPAC amortization resulting from net unlocking and true-ups in Mexico coupled with growth initiatives across the segment. These increases were partially offset by the weakening of the Latin American currencies against the U.S. dollar.

Income Taxes

The effective income tax rates for the segment were 1% and 2% for the years ended December 31, 2012 and 2011, respectively. The effective income tax rates were lower than the U.S. statutory rate primarily due to taxes on our share of earnings generated from our equity method investments. Specifically, our share of earnings generated from equity method investments, net of foreign taxes incurred, are reported within net investment income whereas any residual U.S. tax expense or benefit related to equity method investments is reported in income taxes. Lower tax rates of foreign jurisdictions also contributed to the lower effective income tax rates.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Earnings

Operating earnings increased primarily due to higher fees driven by higher average AUM as a result of net customer cash flows, market performance and the HSBC AFORE acquisition; the strengthening of the Latin American currencies against the U.S. dollar and higher earnings in our equity method investment in Brazil despite a reduction in the economic interest during the second quarter of 2010.

Operating Revenues

Premiums in Chile increased $9.6 million primarily due to the strengthening of the Chilean peso against the U.S. dollar, which was partially offset by lower sales of single premium annuities with life contingencies.

Fees and other revenues increased primarily due to higher investment management fees driven by higher average AUM in Mexico as a result of the HSBC AFORE acquisition.

Net investment income increased primarily due to higher inflation-based investment returns on average invested assets and cash as a result of higher inflation in Chile, the strengthening of the Latin American currencies against the U.S. dollar and higher earnings in our equity method investment in Brazil despite a reduction in the economic interest during the second quarter of 2010.

Total Expenses

Benefits, claims and settlement expenses in Chile increased $87.7 million primarily due to higher inflation-based interest crediting rates to customers and the strengthening of the Chilean peso against the U.S. dollar.

Operating expenses increased primarily due to expenses related to the HSBC AFORE acquisition in Mexico, higher compensation expenses across the segment and the strengthening of the Latin American currencies against the U.S. dollar.

Income Taxes

The effective income tax rates for the segment were 2% and −1% for the years ended December 31, 2011 and 2010, respectively. The effective income tax rates were lower than the U.S. statutory rate primarily due to taxes on our share of earnings generated from our equity method investments. Specifically, our share of earnings generated from equity method investments, net of foreign taxes incurred, are reported within net investment income whereas any residual U.S. tax expense or benefit related to equity method investments is reported in income taxes. Lower tax rates of foreign jurisdictions also contributed to the lower effective income tax rates.

U.S. Insurance Solutions Segment

Individual Life Insurance Trends

Our life insurance premiums and fees are influenced by both economic and industry trends. We have been primarily focused on marketing our universal and variable universal life insurance products. As such, premiums related to our traditional life insurance products have declined for several years. To address recent economic and industry trends, we introduced new term products in 2011. Term life insurance sales increased 58% in 2012.

The following table provides a summary of our individual universal and variable universal life insurance fee revenues and our individual traditional life insurance premiums for the years indicated:

For the year ended	Universal and variable universal life insurance fee revenues	Traditional life insurance premiums
	(in millions)	
December 31, 2012	**$476.3 (1)**	**$496.5**
December 31, 2011	471.4	502.5
December 31, 2010	416.6	517.9

(1) Fee revenues for the year ended December 31, 2012, reflects a $46.6 million reduction due to unlocking of unearned revenue associated with the change in basis for amortizing DPAC and other actuarial balances in the first quarter of 2012, partially offset by an increase of $13.5 million due to unearned revenue unlocking associated with a change in long-term interest rate assumptions and model refinements in the third quarter of 2012.

Specialty Benefits Insurance Trends

Premium and fees in our specialty benefits insurance business are also influenced by economic and industry trends. Premium and fees have risen more slowly in recent years due to more moderate increases in underlying salaries and lower membership in existing group contracts. We are seeing signs of improvement in both areas.

The following table provides a summary of our specialty benefits insurance premium and fees for the years indicated:

For the year ended	Group dental and vision insurance	Group life insurance	Group disability insurance	Individual disability insurance	Wellness (1)
			(in millions)		
December 31, 2012	**$578.2**	**$328.6**	**$292.6**	**$236.0**	**$8.4**
December 31, 2011	558.9	319.1	274.6	216.3	8.3
December 31, 2010	518.9	315.0	265.6	196.5	—

(1) Due to the decision to exit the group medical insurance business, wellness became a part of the specialty benefits division starting January 1, 2011.

U.S. Insurance Solutions Segment Summary Financial Data

There are several key indicators for earnings growth in our U.S. Insurance Solutions segment. The ability of our distribution channels to generate new sales and retain existing business drives growth in our block of business, premium revenue and fee revenues. Our earnings growth also depends on our ability to price our products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products. Factors impacting pricing decisions include competitive conditions, economic trends, persistency, our ability to assess and manage trends in mortality and morbidity and our ability to manage operating expenses.

The following table presents certain summary financial data relating to the U.S. Insurance Solutions segment for the years indicated:

	For the year ended December 31,			Increase (decrease)	
	2012	**2011**	**2010**	**2012 vs. 2011**	**2011 vs. 2010**
			(in millions)		
Operating revenues:					
Premiums and other considerations	**$1,769.3**	$1,724.0	$1,685.7	$ 45.3	$ 38.3
Fees and other revenues (1)	**531.1**	526.2	456.8	4.9	69.4
Net investment income	**694.3**	689.7	666.7	4.6	23.0
Total operating revenues	**2,994.7**	2,939.9	2,809.2	54.8	130.7
Expenses:					
Benefits, claims and settlement expenses (1)	**1,937.7**	1,672.7	1,598.5	265.0	74.2
Dividends to policyholders	**195.8**	207.6	218.4	(11.8)	(10.8)
Operating expenses (1)	**661.7**	760.0	700.8	(98.3)	59.2
Total expenses	**2,795.2**	2,640.3	2,517.7	154.9	122.6
Operating earnings before income taxes and noncontrolling interests	**199.5**	299.6	291.5	(100.1)	8.1
Income taxes	**61.3**	95.3	93.7	(34.0)	1.6
Operating earnings	**$ 138.2**	$ 204.3	$ 197.8	$ (66.1)	$ 6.5

(1) For further details related to the impact associated with the actuarial assumption updates and the change in basis for amortizing DPAC and other actuarial balances on results for 2012 and 2010 see "Transactions Affecting Comparability of Results of Operations — Actuarial Assumption Updates" and "Individual Life Insurance Amortization" and "Individual Life Interest Rate Assumption Change".

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Earnings

Operating earnings decreased $60.8 million in our individual life insurance business primarily due to unfavorable unlocking associated with a change in our long-term interest rate assumptions and model refinements in the third quarter of 2012. Operating earnings decreased $5.3 million in our specialty benefits business primarily due to lower yields on invested assets and higher pension and postretirement benefits.

Operating Revenues

Premiums increased $64.8 million in our specialty benefits insurance business due to growth in all lines of our business and continued recovery in employment and salary trends. Premiums decreased $19.5 million in our individual life insurance business primarily due to an increase in use of ceded premium stemming from growth in our universal life and variable universal life lines of business and, to a lesser extent, expected continued decline from the decreasing block of traditional life insurance business.

Fees and other revenues increased $3.2 million in our individual life insurance business due to growth in the universal life and variable universal life lines of business and unlocking associated with a change in our long-term interest rate assumptions and model refinements in the third quarter of 2012. The increase was offset by negative unlocking of unearned revenue associated with the change in basis for amortizing DPAC and other actuarial balances in the first quarter of 2012. In addition, fees and other revenues increased $1.7 million in our specialty benefits insurance business primarily due to the acquisition of First Dental Health.

Total Expenses

Benefits, claims and settlement expenses increased $220.8 million in our individual life insurance business primarily due to the change in amortization basis in the first quarter of 2012, unlocking associated with a change in our long-term interest rate assumptions and model refinements in the third quarter of 2012 and growth in the block of business. In addition, benefits, claims and settlement expenses increased $44.2 million resulting from continued growth in our specialty benefits insurance business.

Operating expenses decreased $125.1 million in our individual life business primarily due to lower DPAC amortization associated with the change in basis for amortizing DPAC and other actuarial balances in the first quarter of 2012, partially offset by unlocking associated with the change in our long-term interest rate assumptions and model refinements. Operating expenses increased $26.8 million in our specialty benefits insurance business primarily due to growth in the block of business and higher staff related costs, including pension and other postretirement benefits.

Income Taxes

The effective income tax rates for the segment were 31% and 32% for the years ended December 31, 2012 and 2011, respectively. The effective income tax rates were lower than the U.S. statutory rate as a result of the interest exclusion from taxable income and income tax deductions allowed for corporate dividends received.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Earnings

Operating earnings increased due to lowering our long-term interest rate assumptions in 2010 in our individual life insurance business. Growth in specialty benefits also increased operating earnings.

Operating Revenues

Premiums increased $69.9 million in our specialty benefits insurance business due to strong sales, stabilizing existing case membership and improved lapse rates. Premiums decreased $31.6 million in our individual life insurance business primarily due to the expected continued decline from our decreasing block of traditional life insurance business and the increase use of ceded premium stemming from growth in our universal life and variable universal life lines of business.

Fees and other revenues increased $58.2 million in our individual life insurance business primarily due to growth in the universal life and variable universal life lines of business.

Total Expenses

Benefits, claims and settlement expenses increased $50.6 million resulting from continued growth in our specialty benefits insurance business. In addition, benefits, claims and settlement expense increased $23.6 million in our individual life insurance business primarily due to growth in the universal life and variable universal life lines of business.

Operating expenses increased $39.7 million in our specialty benefits insurance business primarily due to growth. Operating expenses increased $19.5 million in our individual life insurance business due to growth in universal life and variable universal life lines of business.

Income Taxes

The effective income tax rate for the segment was 32% for both the years ended December 31, 2011 and 2010. The effective income tax rate was lower than the U.S. statutory rate as a result of the interest exclusion from taxable income and income tax deductions allowed for corporate dividends received.

Corporate Segment

Corporate Segment Summary Financial Data

The following table presents certain summary financial data relating to the Corporate segment for the years indicated:

	For the year ended December 31,			Increase (decrease)	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(in millions)				
Operating revenues:					
Total operating revenues	**(188.1)**	(189.2)	(118.9)	1.1	(70.3)
Expenses:					
Total expenses	**(11.7)**	(5.2)	38.0	(6.5)	(43.2)
Operating loss before income taxes, preferred stock dividends and noncontrolling interest	**(176.4)**	(184.0)	(156.9)	7.6	(27.1)
Income tax benefits	**(69.6)**	(72.9)	(61.4)	3.3	(11.5)
Preferred stock dividends	**33.0**	33.0	33.0	—	—
Operating earnings attributable to noncontrolling interest	**—**	2.8	0.2	(2.8)	2.6
Operating loss	**$(139.8)**	$(146.9)	(128.7)	$7.1	$(18.2)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Loss

The operating loss decreased due to a reduction in corporate overhead expenses needed to support the exited group medical insurance business. This decrease was partially offset by higher interest expense on corporate debt.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Loss

The operating loss increased due to a decrease in earnings on average invested assets for the segment, representing capital that has not been allocated to any other segment. This increase was partially offset by a reduction in corporate overhead expenses needed to support the exited group medical insurance business and the 2011 transition of wellness and non-medical fee-for-service claim administration businesses, which had operating losses in 2010, from this segment to the U.S. Insurance Solutions segment.

Liquidity and Capital Resources

Liquidity and capital resources represent the overall strength of a company and its ability to generate strong cash flows, borrow funds at a competitive rate and raise new capital to meet operating and growth needs. Our legal entity structure has an impact on our ability to meet cash flow needs as an organization. Following is a simplified organizational structure.


Principal Financial Group, Inc.
Principal Financial Services, Inc.
Principal Life Insurance Company
Principal International Entities
Other Subsidiaries
Other Subsidiaries

Liquidity

Our liquidity requirements have been and will continue to be met by funds from consolidated operations as well as the issuance of commercial paper, common stock, debt or other capital securities and borrowings from credit facilities. We believe that cash flows from these sources are sufficient to satisfy the current liquidity requirements of our operations, including reasonably foreseeable contingencies.

We maintain a level of cash and securities which, combined with expected cash inflows from investments and operations, is believed to be adequate to meet anticipated short-term and long-term payment obligations. We will continue our prudent capital management practice of regularly exploring options available to us to maximize capital flexibility, including accessing the capital markets and careful attention to and management of expenses.

Our liquidity is supported by a portfolio of U.S. government and agency and residential pass-through government-backed securities, of which we held $4.3 billion as of December 31, 2012, that may be utilized to bolster our liquidity position, as collateral for secured borrowing transactions with various third parties or by disposing of the securities in the open market, if needed. As of December 31, 2012, approximately $10.9 billion, or 99%, of our institutional guaranteed investment contracts and funding agreements cannot be redeemed by contractholders prior to maturity. Our life insurance and annuity liabilities contain provisions limiting early surrenders.

As of December 31, 2012 and 2011, we had short-term credit facilities with various financial institutions in an aggregate amount of $905.0 million and $725.0 million, respectively. As of December 31, 2012 and 2011, we had $40.8 million and $105.2 million, respectively, of outstanding borrowings related to our credit facilities, with no assets pledged as support as of December 31, 2012. None of these credit arrangements, other than our commercial paper back-stop facility, are committed facilities. Due to the financial strength and the strong relationships we have with these providers, as well as the small size of these facilities, we are comfortable that there is a very low risk that the financial institutions would not be able to fund these facilities. During the first quarter of 2012, we refinanced our $579.0 million revolving credit agreement that serves as a back-stop to our commercial paper program. The new facility, effective March 30, 2012, was increased to $800.0 million. This facility provides 100% back-stop support for our commercial paper program. The credit agreement is broken into two tranches, a $500.0 million four year facility that matures in March 2016, and a $300 million 364-day facility. The four year facility is set up with PFG, PFS and Principal Life as co-borrowers; the 364-day facility is for Principal Life only. The facility is supported by eighteen banks, most if not all of which have other relationships with us. We have no reason to believe that our current providers would be unable or unwilling to fund the facility if necessary. As of December 31, 2012 and 2011, commercial paper outstanding was $0.0 million and $50.0 million, respectively.

The Holding Companies: Principal Financial Group, Inc. and Principal Financial Services, Inc. The principal sources of funds available to our parent holding company, PFG, to meet its obligations, including the payments of dividends on common stock, debt service and the repurchase of stock, are dividends from subsidiaries as well as its ability to borrow funds at competitive rates and raise capital to meet operating and growth needs. Dividends from Principal Life, our primary subsidiary, are limited by Iowa law. Under Iowa laws, Principal Life may pay dividends only from the earned surplus arising from its business and must receive the prior approval of the Insurance Commissioner of the State of Iowa ("the Commissioner") to pay stockholder dividends or make any other distribution if such distributions would exceed certain statutory limitations. Iowa law gives the Commissioner discretion to disapprove requests for distributions in excess of these limits. Extraordinary dividends are those, together with dividends or other distributions made within the preceding twelve months, that exceed the greater of (i) 10% of Principal Life's statutory policyholder surplus as of the previous year-end or (ii) the statutory net gain from operations from the previous calendar year. Based on December 31, 2012 statutory results, the dividend limitation for Principal Life is approximately $472.0 million in 2013.

In 2012, total stockholder dividends paid by Principal Life to its parent were $700.0 million, which were extraordinary and were approved by the Commissioner.

Based on Iowa law, Principal Life could have distributed approximately $509.7 million in statutory dividends in 2011. Principal Life distributed paid-in and contributed surplus in the amount of $500.0 million to its parent company in 2011. In addition, Principal Life requested and received permission from the Commissioner to pay an extraordinary dividend in the amount of $250.0 million, which was paid by Principal Life to its parent in 2011.

Based on Iowa law, Principal Life could have distributed approximately $608.7 million in statutory dividends in 2010. No dividends were paid as of December 31, 2010; however, on June 21, 2010, Principal Life distributed paid-in and contributed surplus in the amount of $300.0 million to its parent company.

Operations. Our primary consolidated cash flow sources are premiums from insurance products, pension and annuity deposits, asset management fee revenues, administrative services fee revenues, income from investments and proceeds from the sales or maturity of investments. Cash outflows consist primarily of payment of benefits to policyholders and beneficiaries, income and other taxes, current operating expenses, payment of dividends to policyholders, payments in connection with investments acquired, payments made to acquire subsidiaries, payments relating to policy and contract surrenders, withdrawals, policy loans, interest payments and repayment of short-term debt and long-term debt. Our investment strategies are generally intended to provide adequate funds to pay benefits without forced sales of investments. For a discussion of our investment objectives, strategies and a discussion of duration matching, see "Investments" as well as Item 7A. "Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk."

Cash Flows. Activity, as reported in our consolidated statements of cash flows, provides relevant information regarding our sources and uses of cash. The following discussion of our operating, investing and financing portions of the cash flows excludes cash flows attributable to the separate accounts.

Net cash provided by operating activities was $3,080.9 million, $2,713.3 million and $2,791.7 for the years ended December 31, 2012, 2011 and 2010, respectively. As an insurance business, we typically generate positive cash flows from operating activities, as premiums collected from our insurance products and income received from our investments exceed policy acquisition costs, benefits paid, redemptions and operating expenses. These positive cash flows are then invested to support the obligations of our insurance products and required capital supporting these products. Our cash flows from operating activities are affected by the timing of premiums, fees, and investment income received and expenses paid. The increase in cash provided by operating activities in 2012 compared to 2011 was the result of an increase in premiums and other consideration received primarily due to an increase in sales of single premium group annuities with life contingencies and a decrease in claims paid. The increase was partially offset by fluctuations in receivables and payables associated with the timing of settlement. The decrease in cash provided by operating activities in 2011 compared to 2010 was the result of a decrease in premiums and other consideration received, partially offset by a decrease in claims, due to our decision to exit the group medical insurance business. The decrease in cash provided by operating activities was also offset by fluctuations in receivables and payables associated with the timing of settlement.

Net cash used in investing activities was $1,611.4 million and $202.1 million for the years ended December 31, 2012, and 2011, respectively, compared to net cash provided by investing activities of $27.5 million for the year ended December 31, 2010. The increase in cash used in investing activities in 2012 compared to 2011 was due to an increase in net purchases of investments. The increase in cash used in investing activities in 2011 compared to 2010 was primarily due to purchases of interest in subsidiaries in 2011.

Net cash used in financing activities was $126.2 million, $1,554.7 million and $3,182.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in cash used in financing activities was primarily due to the issuance of senior notes in 2012, net of principal repayments, with no corresponding activity in the prior year. Also contributing to the decrease in cash used in financing activities is a decrease in treasury stock repurchased in the current year. The decrease in cash used in financing activities in 2011 compared to 2010 is primarily due to a decrease in net withdrawals of Principal Life general account investment contracts, due to our decision to scale back our investment only business, partially offset by an increase in cash used to repurchase treasury stock in 2011.

Shelf Registration. On May 24, 2011, our shelf registration statement was filed with the SEC and became effective. The shelf registration replaces the shelf registration that had been in effect since June 2008. Under our current shelf registration, we have the ability to issue in unlimited amounts, unsecured senior debt securities or subordinated debt securities, junior subordinated debt, preferred stock, common stock, warrants, depository shares, stock purchase contracts and stock purchase units of PFG, trust preferred securities of three subsidiary trusts and guarantees by PFG of these trust preferred securities. Our wholly owned subsidiary, PFS, may guarantee, fully and unconditionally or otherwise, our obligations with respect to any non-convertible securities, other than common stock, described in the shelf registration. For information on senior notes issued from our shelf registration, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 9, Debt."

Preferred Stock Dividend Restrictions and Payments. For preferred stock dividend restriction and payment information, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 13, Stockholders' Equity."

Short-Term Debt and Long-Term Debt. For debt information, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 9, Debt."

Stockholders' Equity. Proceeds from the issuance of our common stock were $28.9 million, $25.9 million and $20.6 million in 2012, 2011 and 2010, respectively.

The following table summarizes our return of capital to common stockholders.

	December 31, 2012	December 31, 2011	December 31, 2010
		(in millions)	
Dividends to stockholders	**$231.3**	$213.7	$176.2
Repurchase of common stock	**272.7**	556.4	2.6
Total cash returned to stockholders	**$504.0**	$770.1	$178.8
Number of shares repurchased	**10.5**	21.1	0.1

For additional stockholders' equity information, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 13, Stockholders' Equity."

Capitalization

The following table summarizes our capital structure:

	December 31, 2012	December 31, 2011
	(in millions)	
Debt:		
Short-term debt	**$ 40.8**	$ 105.2
Long-term debt	**2,671.3**	1,564.8
Total debt	**2,712.1**	1,670.0
Stockholders' equity:		
Equity excluding accumulated other comprehensive income ("AOCI")	**9,121.3**	8,759.9
Total capitalization excluding AOCI	**$11,833.4**	$10,429.9
Debt to equity excluding AOCI	**30%**	19%
Debt to capitalization excluding AOCI	**23%**	16%

As of December 31, 2012, we had $270.3 million of excess capital in the holding companies, consisting of cash and highly liquid assets available for debt maturities, interest, preferred stock dividends and other holding company obligations. This is exclusive of the capital that has been earmarked as of December 31 for the Cuprum acquisition consummation. In addition, we continue to maintain sufficient capital levels in Principal Life based on our current financial strength ratings.

Contractual Obligations

The following table presents payments due by period for long-term contractual obligations as of December 31, 2012.

		Payments due in year ending			
Contractual obligations (1)	**Total payments**	**2013**	**2014 - 2015**	**2016 - 2017**	**2018 and thereafter**
			(in millions)		
Contractholder funds (2)	**$ 62,988.7**	**$ 7,420.5**	**$10,609.6**	**$ 8,251.2**	**$36,707.4**
Future policy benefits and claims (3)	**35,829.5**	**2,072.7**	**3,266.0**	**3,080.8**	**27,410.0**
Long-term debt (4)	**2,671.3**	**9.8**	**113.5**	**299.7**	**2,248.3**
Certificates of deposit (5)	**817.2**	**450.5**	**224.7**	**139.8**	**2.2**
Other long-term liabilities (6)	**1,928.4**	**1,630.3**	**78.4**	**78.4**	**141.3**
Capital leases	**13.2**	**5.3**	**7.1**	**0.8**	**—**
Long-term debt interest	**2,325.9**	**129.8**	**257.8**	**253.5**	**1,684.8**
Operating leases (7)	**208.7**	**43.0**	**68.5**	**37.2**	**60.0**
Purchase obligations (8)	**745.1**	**720.6**	**18.4**	**6.1**	**—**
Total contractual obligations	**$107,528.0**	**$12,482.5**	**$14,644.0**	**$12,147.5**	**$68,254.0**

(1) Excludes short-term liabilities, other policyholder funds, taxes and short-term debt as these are not long-term and/or not contractual in nature. Also excludes obligations under our pension and other postretirement benefit plans as we do not anticipate contributions will be

needed to satisfy the minimum funding requirements of ERISA for our qualified pension plan. In addition, separate account liabilities are excluded. Separate account liabilities represent the fair market value of funds that are separately administered by us. Generally, the separate account contract owner, rather than us, bears the investment risk of these funds. The separate account liabilities are legally segregated and are not subject to claims that arise out of any other business of ours. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statements of operations. The separate account obligations will be fully funded by cash flows from the separate account assets.

(2) Includes GICs, funding agreements, individual fixed annuities, universal life insurance and other investment-type contracts. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 8, Insurance Liabilities" for additional information.

Amounts included in the contractholder funds line item reflect estimated cash payments to be made to policyholders. The sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount included in our consolidated statements of financial position as of December 31, 2012. The liability amount in our consolidated statements of financial position reflects either the account value (in the case of individual fixed annuities, universal life insurance and GICs) or the par value plus accrued interest and other adjustments (in the case of funding agreements and other investment contracts).

(3) Amounts included in the future policy benefits and claims line item reflect estimated cash payments to be made to policyholders. The sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount included in our consolidated statements of financial position as of December 31, 2012. The liability amount in our consolidated statements of financial position reflects estimated cash payments to policyholders, reductions for expected future premiums, assumptions with regard to the timing of cash payments and discounting for interest.

(4) For long-term debt information, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 9, Debt."

(5) Amounts included in the certificates of deposit line item reflect estimated cash payments to be made, including expected interest payments. Certificates of deposit are reported as other liabilities on our consolidated statements of financial position.

(6) Other long-term liabilities include other liabilities reflected in the consolidated statements of financial position that are contractual, non-cancelable and long-term in nature. The total payments primarily relate to checking and savings deposits as well as premium associated with purchased option contracts where payments are made over the life of the contract. This line item excludes accruals, short-term items and items not contractual in nature.

(7) As a lessee, we lease office space, data processing equipment and office furniture and equipment under various operating leases.

(8) Purchase obligations include material contracts where we have a non-cancelable commitment to purchase goods and services in addition to commitments to originate loans and purchase investments.

Pension and Other Postretirement Plan Funding

We have defined benefit pension plans covering substantially all of our U.S. employees and certain agents. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 11, Employee and Agent Benefits" for a complete discussion of these plans and their effect on the consolidated financial statements.

We report the net funded status of our pension and other postretirement plans in the consolidated statements of financial position. The net funded status represents the differences between the fair value of plan assets and the projected benefit obligation for pension plans and other postretirement plans. The measurement of the net funded status can vary based upon the fluctuations in the fair value of the plan assets and the actuarial assumptions used for the plans as discussed below. The net underfunded status of the pension and other postretirement benefit obligation was $584.0 million pre-tax and $427.9 million pre-tax as of December 31, 2012 and 2011, respectively. Nonqualified pension plan assets are not included as part of the funding status mentioned above. The nonqualified pension plan assets are held in Rabbi trusts for the benefit of all nonqualified plan participants. The assets held in a Rabbi trust are available to satisfy the claims of general creditors only in the event of bankruptcy. Therefore, these assets are fully consolidated in our consolidated statements of financial position and are not reflected in our funded status as they do not qualify as plan assets under U.S. GAAP. The market value of assets held in these trusts was $300.8 million and $281.2 million as of December 31, 2012 and 2011, respectively.

Our funding policy for the qualified pension plan is to fund the plan annually in an amount at least equal to the minimum annual contributions required under ERISA and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. We do not anticipate contributions will be needed to satisfy the minimum funding requirements of ERISA for our qualified pension plan. At this time, it is too early to estimate the amount that may be contributed, but it is possible that we may fund the plans in 2013 in the range of $75 - $125 million. This includes funding for both our qualified and nonqualified pension plans. We may contribute to our other postretirement benefit plans in 2013 pending further analysis.

Contractual Commitments

In connection with our banking business, we make additional commitments to extend credit, which are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A majority of these commitments are lines of credit and are expected to expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash funding requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The total commitments to fund loans were $58.7 million as of December 31, 2012.

We have made commitments to fund certain limited partnerships in which we are a limited partner. As of December 31, 2012, the amount of unfunded commitments was $30.6 million. We are only required to fund additional equity under these commitments when called upon to do so by the general partner; therefore, these commitments are not liabilities on our consolidated statements of financial position.

Off-Balance Sheet Arrangements

Variable Interest Entities. We have relationships with various types of special purpose entities and other entities where we have a variable interest as described in Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 3, Variable Interest Entities." We have made commitments to fund certain limited partnerships, as previously discussed in "Contractual Commitments", some of which are classified as unconsolidated variable interest entities.

Guarantees and Indemnifications. As of December 31, 2012, there have been no significant changes to guarantees and indemnifications since December 31, 2011. For guarantee and indemnification information, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 12, Contingencies, Guarantees and Indemnifications" under the caption, "Guarantees and Indemnifications."

Financial Strength Rating and Credit Ratings

Our ratings are influenced by the relative ratings of our peers/competitors as well as many other factors including our operating and financial performance, asset quality, liquidity, asset/liability management, overall portfolio mix, financial leverage (i.e., debt), risk exposures, operating leverage, ratings and other factors.

A.M. Best Company, Inc., Fitch Rating Ltd., Moody's Investors Service and S&P publish financial strength ratings on U.S. life insurance companies that are indicators of an insurance company's ability to meet contractholder and policyholder obligations. These rating agencies also assign credit ratings on non-life insurance entities, such as PFG and PFS. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner, and are important factors in overall funding profile and ability to access external capital. Such ratings are not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating agency.

A.M. Best, Fitch, and Standard & Poor's maintain a stable outlook on the U.S. life insurance sector, however, Standard & Poor's indicates it is 'cautious' on maintaining the stable outlook. Moody's has changed its outlook to negative. Regardless of their published outlook on the sector, these rating agencies note that current challenges for the industry are the result of sustained low interest rates, global sovereign uncertainty, equity market volatility, and lingering unemployment and fiscal tightening.

In October, at the time the Cuprum acquisition was announced, A.M. Best affirmed the financial strength ratings of Principal Life and Principal National Life Insurance Company with no change to the stable outlook. S&P and Moody's affirmed the financial strength ratings but changed outlooks to negative. The negative outlooks assigned reflect the pressure from the transaction on certain cash coverage and debt metrics, as well as execution risk. Fitch also affirmed the financial strength ratings of Principal Life and Principal National Life Insurance Company. However, the outlook was changed to rating watch negative, reflecting the execution risk of the pending Cuprum acquisition. On February 12, 2013, after the acquisition was closed, Fitch affirmed the financial strength ratings of Principal Life and Principal National Life Insurance Company and changed the outlook to negative. The negative outlook reflects the pressure of the transaction on certain cash coverage and debt metrics as well as integration risk.

In its annual review completed in December, A.M. Best affirmed the financial strength ratings of Principal Life and Principal National Life Insurance Company with a stable outlook.

The following table summarizes our significant financial strength and debt ratings from the major independent rating organizations. The debt ratings shown are indicative ratings. Outstanding issuances are rated the same as indicative ratings unless otherwise noted. Actual ratings can differ from indicative ratings based on contractual terms.

	A.M. Best	Fitch	Standard & Poor's	Moody's
Principal Financial Group				
Senior Unsecured Debt (1)	a–		BBB+	Baa1
Preferred Stock (2)	bbb		BBB–	Baa3
Principal Financial Services				
Senior Unsecured Debt	a–		BBB+	A3
Commercial Paper	AMB-1		A-2	P-2
Principal Life Insurance Company				
Insurer Financial Strength	A+	AA–	A+	Aa3
Commercial Paper	AMB-1+		A-1	P-1
Surplus Notes	a		A–	A2
Enterprise Risk Management Rating			Strong	
Principal National Life Insurance Company				
Insurer Financial Strength	A+	AA–	A+	Aa3

(1) Moody's has rated Principal Financial Group's senior debt issuance "A3"

(2) S&P has rated Principal Financial Group's preferred stock issuance "BB+"

Impacts of Income Taxes

For income tax information, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 10, Income Taxes."

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels for disclosure purposes. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and gives the lowest priority (Level 3) to unobservable inputs. An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. See Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 14, Fair Value Measurements" for further details, including a reconciliation of changes in Level 3 fair value measurements.

As of December 31, 2012, 41% of our net assets (liabilities) were Level 1, 55% were Level 2 and 4% were Level 3. Excluding separate account assets as of December 31, 2012, 2% of our net assets (liabilities) were Level 1, 97% were Level 2 and 1% were Level 3.

As of December 31, 2011, 41% of our net assets (liabilities) were Level 1, 55% were Level 2 and 4% were Level 3. Excluding separate account assets as of December 31, 2011, 3% of our net assets (liabilities) were Level 1, 96% were Level 2 and 1% were Level 3.

Changes in Level 3 fair value measurements

Net assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2012, were $4,987.4 million as compared to $4,647.3 million as of December 31, 2011. The increase was primarily related to gains on other invested assets and real estate included in our separate account assets. This increase was partially offset by sales and net transfers out of Level 3 into Level 2 for certain fixed maturities, available-for-sale. The transfers out of Level 3 were due to our obtaining prices from third party pricing vendors or using internal models based on substantially observable market information versus relying on broker quotes or utilizing significant unobservable inputs.

Net assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2011, were $4,647.3 million as compared to $4,691.4 million as of December 31, 2010. The slight net decrease was primarily due to net transfers out of Level 3 and into Level 2 offset in part by unrealized gains on real estate separate account assets. The transfers included certain private corporate bonds we are now able to price using a matrix valuation approach as well as certain separate account assets for which we are now able to obtain pricing from a recognized third party pricing vendor.

Investments

We had total consolidated assets as of December 31, 2012, of $161,926.5 million, of which $68,811.3 million were invested assets. The rest of our total consolidated assets are comprised primarily of separate account assets for which we do not bear investment risk. Because we generally do not bear any investment risk on assets held in separate accounts, the discussion and financial information below does not include such assets.

Overall Composition of Invested Assets

Invested assets as of December 31, 2012, were predominantly high quality and broadly diversified across asset class, individual credit, industry and geographic location. Asset allocation is determined based on cash flow and the risk/return requirements of our products. As shown in the following table, the major categories of invested assets are fixed maturities and commercial mortgage loans. The remainder is invested in other investments, residential mortgage loans, real estate and equity securities. In addition, policy loans are included in our invested assets.

	December 31, 2012		December 31, 2011	
	Carrying amount	% of total	Carrying amount	% of total
	($ in millions)			
Fixed maturities:				
Public	**$36,136.2**	**52%**	$35,350.3	53%
Private	**15,429.8**	**22**	14,628.1	22
Equity securities	**389.3**	**1**	481.9	1
Mortgage loans:				
Commercial	**10,183.3**	**15**	9,396.6	14
Residential	**1,336.4**	**2**	1,330.6	2
Real estate held for sale	**87.0**	**—**	44.8	—
Real estate held for investment	**1,093.3**	**2**	1,048.1	2
Policy loans	**864.9**	**1**	885.1	1
Other investments	**3,291.1**	**5**	2,985.8	5
Total invested assets	**68,811.3**	**100%**	66,151.3	100%
Cash and cash equivalents	**4,177.2**		2,833.9	
Total invested assets and cash	**$72,988.5**		$68,985.2	

Investment Results

Net Investment Income

The following table presents the yield and investment income, excluding net realized capital gains and losses, for our invested assets for the periods indicated. We calculate annualized yields using a simple average of asset classes at the beginning and end of the reporting period. The yields for fixed maturities and equity securities are calculated using amortized cost and cost, respectively. All other yields are calculated using carrying amounts.

	For the year ended December 31,						Increase (decrease)			
	2012		2011		2010		2012 vs. 2011		2011 vs. 2010	
	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
	($ in millions)									
Fixed maturities	**5.1%**	**$2,485.0**	5.5%	$2,660.9	5.7%	$2,794.7	(0.4)%	$(175.9)	(0.2)%	$(133.8)
Equity securities	**3.5**	**15.2**	3.1	14.9	3.0	14.2	0.4	0.3	0.1	0.7
Mortgage loans — commercial	**5.7**	**559.6**	5.9	558.7	6.0	589.1	(0.2)	0.9	(0.1)	(30.4)
Mortgage loans — residential	**5.7**	**76.2**	6.4	90.5	5.2	84.2	(0.7)	(14.3)	1.2	6.3
Real estate	**6.3**	**71.4**	6.9	74.2	5.5	57.5	(0.6)	(2.8)	1.4	16.7
Policy loans	**6.1**	**53.7**	6.5	58.2	6.7	60.9	(0.4)	(4.5)	(0.2)	(2.7)
Cash and cash equivalents	**0.3**	**9.6**	0.4	8.5	0.4	7.2	(0.1)	1.1	—	1.3
Other investments	**2.1**	**65.4**	(0.3)	(7.6)	(0.9)	(22.5)	2.4	73.0	0.6	14.9
Total before investment expenses	**4.9**	**3,336.1**	5.1	3,458.3	5.3	3,585.3	(0.2)	(122.2)	(0.2)	(127.0)
Investment expenses	**(0.1)**	**(81.2)**	(0.1)	(83.0)	(0.1)	(89.5)	—	1.8	—	6.5
Net investment income	**4.8%**	**$3,254.9**	5.0%	$3,375.3	5.2%	$3,495.8	(0.2)%	$(120.4)	(0.2)%	$(120.5)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net investment income decreased due to lower reinvestment yields on our invested assets and cash and lower inflation-based investment returns on average invested assets and cash as a result of lower inflation in Chile and the weakening of Latin American currencies against the U.S. dollar. These decreases were partially offset by an increase in average invested assets and cash.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net investment income decreased due to lower yields and a decrease in average invested assets and cash primarily due to our decision to scale back our investment only business. These decreases were partially offset by higher inflation-based investment returns on average invested assets, most notably fixed maturities and other investments, as a result of higher inflation in Chile and the strengthening of Latin American currencies against the U.S. dollar. Further offsetting the decline in investment income were gains on sales of development real estate properties.

Net Realized Capital Gains (Losses)

The following table presents the contributors to net realized capital gains and losses for our invested assets for the years indicated.

	For the year ended December 31,			Increase (decrease)	
	2012	**2011**	**2010**	**2012 vs. 2011**	**2011 vs. 2010**
			(in millions)		
Fixed maturities, available-for-sale — credit impairments (1)	**$(118.2)**	$(184.0)	$(229.0)	$ 65.8	$ 45.0
Fixed maturities, available-for-sale — other	**21.6**	1.9	8.9	19.7	(7.0)
Fixed maturities, trading	**2.2**	(6.7)	17.5	8.9	(24.2)
Equity securities — credit impairments	**(0.4)**	(3.8)	3.7	3.4	(7.5)
Derivatives and related hedge activities (2)	**(38.0)**	(22.4)	30.8	(15.6)	(53.2)
Commercial mortgages	**(11.0)**	(18.7)	(53.0)	7.7	34.3
Other gains (losses)	**257.9**	111.4	30.9	146.5	80.5
Net realized capital gains (losses)	**$ 114.1**	$(122.3)	$(190.2)	$236.4	$ 67.9

(1) Includes credit impairments as well as losses on sales of fixed maturities to reduce credit risk, net of realized credit recoveries on the sale of previously impaired securities. Credit gains on sales, excluding associated foreign currency fluctuations that are included in derivatives and related hedging activities, were a net gain of $0.0 million, $9.5 million and $15.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(2) Includes fixed maturities, available-for-sale impairment-related net gains of $0.0 million, $0.0 million and $0.1 million for the years ended December 31, 2012, 2011 and 2010, respectively, which were hedged by derivatives reflected in this line.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net realized capital losses on fixed maturities, available-for-sale — credit impairments decreased primarily due to lower impairments on commercial mortgage-backed and other asset-backed securities as a result of improved market conditions.

Net realized capital gains on fixed maturities, available-for-sale — other increased as a result of higher gains on sales in 2012 versus 2011.

Net realized capital losses on derivatives and related hedge activities increased due to increased losses on interest rate swaps and GMWB embedded derivatives, including the spread reflecting our own creditworthiness, and related hedging instruments. These losses were partially offset by gains versus losses on derivatives not designated as hedging instruments, including credit default swaps due to changes in credit spreads and currency forwards and currency swaps due to changes in exchange rates.

Other net realized capital gains increased in 2012 due to $184.3 million of net gains related to the merger of Catalyst Health Solutions, Inc. and the subsequent disposition of our remaining interest in the merged entity. 2011 included a net realized capital gain of $70.9 million resulting from the sale of a portion of our interest in Catalyst Health Solutions, Inc. Additionally, gains on the sale of real estate and joint ventures in real estate increased in 2012 versus 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net realized capital losses on fixed maturities, available-for-sale — credit impairments decreased primarily due to lower impairments on commercial mortgage-backed and other asset-backed securities as a result of improved market conditions.

Net realized capital losses on fixed maturities, trading increased due to mark-to-market losses versus gains resulting from widening of credit spreads in 2011 and tightening of credit spreads in 2010.

Net realized capital losses on derivatives and related hedge activities increased due to losses versus gains on derivatives not designated as hedging instruments, including credit default swaps due to changes in credit spreads and currency forwards and currency swaps due to changes in exchange rates.

Net realized capital losses on commercial mortgages decreased due to a lower valuation allowance provision in 2011 than in 2010. For additional information, see "U.S. Investment Operations — Mortgage Loans — Commercial Mortgage Loan Valuation Allowance."

Other net realized capital gains increased due to a realized capital gain of $70.9 million in 2011 resulting from the sale of a portion of our interest in Catalyst Health Solutions, Inc., which is accounted for on the equity method, and a $77.6 million decrease in losses related to the residential mortgage loan loss provision for our bank and trust services business. In addition, other net realized capital gains in 2010 included an $80.1 million gain resulting from the signing of our Shareholders Agreement with Banco pertaining to our Brasilprev joint venture.

U.S. Investment Operations

Of our invested assets, $62,814.0 million were held by our U.S. operations as of December 31, 2012. Our U.S. invested assets are managed primarily by our Principal Global Investors segment. Our primary investment objective is to maximize after-tax returns consistent with acceptable risk parameters. We seek to protect policyholders' benefits by optimizing the risk/return relationship on an ongoing basis, through asset/liability matching, reducing the credit risk, avoiding high levels of investments that may be redeemed by the issuer, maintaining sufficiently liquid investments and avoiding undue asset concentrations through diversification. We are exposed to two primary sources of investment risk:

- credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest and
- interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves.

Our ability to manage credit risk is essential to our business and our profitability. We devote considerable resources to the credit analysis of each new investment. We manage credit risk through industry, issuer and asset class diversification. Our Investment Committee, appointed by our Board of Directors, is responsible for establishing all investment policies and approving or authorizing all investments, except the Executive Committee of the Board must approve any investment transaction exceeding $500.0 million. As of December 31, 2012, there are twelve members on the Investment Committee, one of whom is a member of our Board of Directors. The remaining members are senior management members representing various areas of our company.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. We assess option risk in all investments we make and, when we take that risk, we price for it accordingly.

Our Fixed Income Securities Committee, consisting of fixed income securities senior management members, approves the credit rating for the fixed maturities we purchase. Teams of security analysts, organized by industry, analyze and monitor these investments. In addition, we have teams who specialize in residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), asset-backed securities ("ABS"), municipals and below investment grade securities. Our analysts monitor issuers held in the portfolio on a continuous basis with a formal review documented annually or more frequently if material events affect the issuer. The analysis includes both fundamental and technical factors. The fundamental analysis encompasses both quantitative and qualitative analysis of the issuer. The qualitative analysis includes an assessment of both accounting and management aggressiveness of the issuer. In addition, technical indicators such as stock price volatility and credit default swap levels are monitored.

Our Fixed Income Securities Committee also reviews private transactions on a continuous basis to assess the quality ratings of our privately placed investments. We regularly review our investments to determine whether we should re-rate them, employing the following criteria:

- material changes in the issuer's revenues or margins;
- significant management or organizational changes;
- significant changes regarding the issuer's industry;
- debt service coverage or cash flow ratios that fall below industry-specific thresholds;
- violation of financial covenants and
- other business factors that relate to the issuer.

A dedicated risk management team is responsible for centralized monitoring of the commercial mortgage loan portfolio. We apply a variety of strategies to minimize credit risk in our commercial mortgage loan portfolio. When considering new commercial mortgage loans, we review the cash flow fundamentals of the property, make a physical assessment of the underlying security, conduct a comprehensive market analysis and compare against industry lending practices. We use a proprietary risk rating model to evaluate all new and substantially all existing loans within the portfolio. The proprietary risk model is designed to stress projected cash flows under simulated economic and market downturns. Our lending guidelines are typically 65% or less loan-to-value ratio and a debt service coverage ratio of at least 1.5 times. We analyze investments outside of these guidelines based on cash flow quality, tenancy and other factors. The following table presents loan-to-value and debt service coverage ratios for our brick and mortar commercial mortgages, excluding Principal Global Investors segment mortgages:

	Weighted average loan-to-value ratio		Debt service coverage ratio	
	December 31, 2012	**December 31, 2011**	**December 31, 2012**	**December 31, 2011**
New mortgages	**48%**	45%	**3.2x**	3.3x
Entire mortgage portfolio	**54%**	60%	**2.2x**	2.0x

Our investment decisions and objectives are a function of the underlying risks and product profiles of each primary business operation. In addition, we diversify our product portfolio offerings to include products that contain features that will protect us against fluctuations in interest rates. Those features include adjustable crediting rates, policy surrender charges and market value adjustments on liquidations. For further information on our management of interest rate risk, see Item 7A. "Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk."

Overall Composition of U.S. Invested Assets

As shown in the following table, the major categories of U.S. invested assets are fixed maturities and commercial mortgage loans. The remainder is invested in other investments, real estate, residential mortgage loans and equity securities. In addition, policy loans are included in our invested assets. The following discussion analyzes the composition of U.S. invested assets, but excludes invested assets of the separate accounts.

	December 31, 2012		December 31, 2011	
	Carrying amount	% of total	Carrying amount	% of total
	($ in millions)			
Fixed maturities:				
Public	**$32,437.5**	**52%**	$32,081.2	53%
Private	**15,429.8**	**25**	14,628.1	24
Equity securities	**263.2**	**—**	395.9	1
Mortgage loans:				
Commercial	**10,167.7**	**16**	9,386.0	15
Residential	**657.7**	**1**	746.0	1
Real estate held for sale	**80.0**	**—**	36.6	—
Real estate held for investment	**1,092.5**	**2**	1,047.3	2
Policy loans	**838.2**	**1**	861.6	1
Other investments	**1,847.4**	**3**	1,783.5	3
Total invested assets	**62,814.0**	**100%**	60,966.2	100%
Cash and cash equivalents	**4,071.8**		2,741.7	
Total invested assets and cash	**$66,885.8**		$63,707.9	

Fixed Maturities

Fixed maturities consist of publicly traded and privately placed bonds, asset-backed securities, redeemable preferred stock and certain nonredeemable preferred stock. Included in the privately placed category as of December 31, 2012 and December 31, 2011, were $9.9 billion and $9.1 billion, respectively, of securities subject to certain holding periods and resale restrictions pursuant to Rule 144A of the Securities Act of 1933. Fixed maturities include trading portfolios that support investment strategies that involve the active and frequent purchase and sale of fixed maturities. We held $10.5 million and $279.1 million of these trading securities as of December 31, 2012 and December 31, 2011, respectively.

Fixed maturities were diversified by category of issuer, as shown in the following table for the periods indicated.

	December 31, 2012		December 31, 2011	
	Carrying amount	% of total	Carrying amount	% of total
	($ in millions)			
U.S. government and agencies	**$ 953.7**	**2%**	$ 1,004.7	2%
States and political subdivisions	**3,327.8**	**7**	3,041.1	7
Non-U.S. governments	**663.4**	**1**	676.1	1
Corporate — public	**18,718.2**	**39**	19,194.4	41
Corporate — private	**12,808.6**	**27**	11,920.7	26
Residential mortgage-backed pass-through securities	**3,277.4**	**7**	3,421.3	7
Commercial mortgage-backed securities	**3,900.2**	**8**	3,425.7	7
Residential collateralized mortgage obligations	**1,115.3**	**2**	1,403.8	3
Asset-backed securities	**3,102.7**	**7**	2,621.5	6
Total fixed maturities	**$47,867.3**	**100%**	$46,709.3	100%

We believe that it is desirable to hold residential mortgage-backed pass-through securities due to their credit quality and liquidity as well as portfolio diversification characteristics. Our portfolio is comprised of Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation pass-through securities. In addition, our residential collateralized mortgage obligation portfolio offers structural features that allow cash flows to be matched to our liabilities.

CMBS provide varying levels of credit protection, diversification and reduced event risk depending on the securities owned and composition of the loan pool. CMBS are predominantly comprised of large pool securitizations that are diverse by property type, borrower and geographic dispersion. The risks to any CMBS deal are determined by the credit quality of the underlying loans and how those loans perform over time. Another key risk is the vintage of the underlying loans and the state of the markets during a particular vintage. In the CMBS market, there is a material difference in the outlook for the performance of loans originated in 2005 and earlier relative to loans originated in 2006 through 2008. For loans originated prior to 2006, underwriting assumptions were more conservative regarding required debt service coverage and loan-to-value ratios. For the 2006 through 2008 vintages, real estate values peaked and the underwriting expectations were that values would continue to increase, which makes those loan values more sensitive to market declines. The 2009 through 2012 vintages represent a return to debt service coverage ratios and loan-to-value ratios that more closely resemble loans originated prior to 2006.

We purchase ABS to diversify the overall credit risks of the fixed maturities portfolio and to provide attractive returns. The principal risks in holding ABS are structural and credit risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks involve issuer/servicer risk where collateral values can become impaired in the event of servicer credit deterioration. Our ABS portfolio is diversified both by type of asset and by issuer. We actively monitor holdings of ABS to ensure that the risk profile of each security improves or remains consistent. Prepayments in the ABS portfolio are, in general, insensitive to changes in interest rates or are insulated from such changes by call protection features. In the event that we are subject to prepayment risk, we monitor the factors that impact the level of prepayment and prepayment speed for those ABS. In addition, we diversify the risks of ABS by holding a diverse class of securities, which limits our exposure to any one security.

The international exposure held in our U.S. operation's fixed maturities portfolio was 27% of total fixed maturities as of December 31, 2012, and 26% as of December 31, 2011. It is comprised of corporate and foreign government fixed maturities. The following table presents the carrying amount of our international exposure for our U.S. operation's fixed maturities portfolio for the periods indicated.

	December 31, 2012	December 31, 2011
	(in millions)	
European Union	**$ 4,415.8**	$ 4,132.1
United Kingdom	**2,663.6**	2,329.5
Australia/New Zealand	**1,383.8**	1,490.1
Asia-Pacific	**1,369.0**	1,172.3
Latin America	**844.2**	868.8
Other countries (1)	**2,047.6**	2,139.8
Total	**$12,724.0**	$12,132.6

(1) Includes exposure from 13 countries as of December 31, 2012 and 14 countries as of December 31, 2011.

International fixed maturities are determined by the country of domicile of the parent entity of an individual asset. All international fixed maturities held by our U.S. operations are either denominated in U.S. dollars or have been swapped into U.S. dollar equivalents. Our international investments are analyzed internally by country and industry credit investment professionals. We control concentrations using issuer and country level exposure benchmarks, which are based on the credit quality of the issuer and the country. Our investment policy limits total international fixed maturities investments and we are within those internal limits. Exposure to Canada is not included in our international exposure. As of December 31, 2012 and December 31, 2011, our investments in Canada totaled $1,819.0 million and $1,749.1 million, respectively.

Economic and fiscal conditions in select European countries, including Greece, Ireland, Italy, Portugal and Spain, continue to cause credit concerns particularly to financial institutions and banks with exposure to the European periphery region. Our exposure to the region within our U.S. investment operations fixed maturities portfolio is modest and manageable, representing 2.2% and 2.4% of total fixed maturities as of December 31, 2012 and December 31, 2011, respectively. Additionally, we did not hold any sovereign debt issuances of the selected countries and had not bought or sold credit protection on sovereign issuances as of December 31, 2012 and December 31, 2011.

The fixed maturities within our U.S. operations portfolio with exposure to the region are primarily corporate credit issuances of large multinational companies where the majority of revenues are coming from outside the country where the parent company is domiciled. Our experience indicates multinational companies have demonstrated better market price performance and credit ratings stability. As of December 31, 2012, 93% of our total portfolio exposure consists of investment grade bonds with an average price of 104 (carrying value/amortized cost) and a weighted average time to maturity of 5 years.

The following table presents the carrying amount of our European periphery zone fixed maturities exposure for the periods indicated:

Select European Exposure	December 31, 2012					
	Greece	Ireland	Italy	Portugal	Spain	Total
	(in millions)					
Non-Sovereign:						
Financial institutions	$—	$ 59.9	$ 44.4	$ —	$138.5	$ 242.8
Non-financial institutions	—	270.5	225.7	26.7	278.1	801.0
Total	$—	$330.4	$270.1	$26.7	$416.6	$1,043.8

Select European Exposure	December 31, 2011					
	Greece	Ireland	Italy	Portugal	Spain	Total
	(in millions)					
Non-Sovereign:						
Financial institutions	$—	$ 62.1	$ 53.7	$ —	$152.2	$ 268.0
Non-financial institutions	7.1	295.5	223.9	19.9	284.5	830.9
Total	$7.1	$357.6	$277.6	$19.9	$436.7	$1,098.9

For further details on our International investment operations exposure to these European countries, see "International Investment Operations — Fixed Maturities Exposure."

Fixed Maturities Credit Concentrations. One aspect of managing credit risk is through industry, issuer and asset class diversification. Our credit concentrations are managed to established limits. The following table presents our top ten exposures as of December 31, 2012.

	Amortized cost
	(in millions)
General Electric Co.	$ 231.3
AT&T Inc.	196.8
Berkshire Hathaway Inc.	180.1
Prudential Financial Inc.	145.6
JPMorgan Chase & Co. (1)	145.5
Verizon Communications Inc.	143.1
Republic of Korea	143.0
Merck & Co Inc.	142.4
Bank of America Corp. (1)	141.9
News Corp	141.7
Total top ten exposures	$1,611.4

(1) Includes actual counterparty exposure.

Fixed Maturities Valuation and Credit Quality. Valuation techniques for the fixed maturities portfolio vary by security type and the availability of market data. The use of different pricing techniques and their assumptions could produce different financial results. See Item 8. "Financial Statements, Notes to Consolidated Financial Statements, Note 14, Fair Value Measurements" for further details regarding our pricing methodology. Once prices are determined, they are reviewed by pricing analysts for reasonableness based on asset class and observable market data. Investment analysts who are familiar with specific securities review prices for reasonableness through direct interaction with external sources, review of recent trade activity or use of internal models. All fixed maturities placed on the "watch list" are periodically analyzed by investment analysts or analysts that focus on troubled securities ("Workout Group"). This group then meets with the Chief Investment Officer and the Portfolio Managers to determine reasonableness of prices. The valuation of impaired bonds for which there is no quoted price is typically based on the present value of the future cash flows expected to be received. Although we believe these values reasonably reflect the fair value of those securities, the key assumptions about risk premiums, performance of underlying collateral (if any) and other market factors involve qualitative and unobservable inputs.

The Securities Valuation Office ("SVO") of the NAIC monitors the bond investments of insurers for regulatory capital and reporting purposes and, when required, assigns securities to one of six investment categories. For certain bonds, the NAIC designations closely mirror the Nationally Recognized Statistical Rating Organizations' ("NRSRO") credit ratings. For most corporate bonds, NAIC designations 1 and 2 include bonds considered investment grade by such rating organizations. Bonds are considered investment grade when rated "Baa3" or higher by Moody's, or "BBB−" or higher by S&P. NAIC designations 3 through 6 are referred to as below investment grade. Bonds are considered below investment grade when rated "Ba1" or lower by Moody's, or "BB+" or lower by S&P.

However, for loan-backed and structured securities, as defined by the NAIC, the NAIC rating is not always equivalent to an NRSRO rating as described below. For non-agency RMBS, PIMCO Advisors models and assigns the

NAIC ratings. For CMBS, Blackrock Solutions undertakes the modeling and assignment of those NAIC ratings. Other loan-backed and structured securities may be subject to an intrinsic price matrix as provided by the NAIC. This may result in a final designation being higher or lower than the NRSRO credit rating.

The following table presents our total fixed maturities by NAIC designation and the equivalent ratings of the NRSROs as of the periods indicated as well as the percentage, based on fair value, that each designation comprises.

		December 31, 2012			December 31, 2011		
NAIC Rating	**Rating Agency Equivalent**	**Amortized cost**	**Carrying amount**	**% of total carrying amount**	**Amortized cost**	**Carrying amount**	**% of total carrying amount**
				($ in millions)			
1	AAA/AA/A	**$26,880.3**	**$28,943.8**	**60%**	$26,802.2	$28,115.1	60%
2	BBB	**14,331.8**	**15,596.0**	**33**	14,570.4	15,195.9	33
3	BB	**2,416.0**	**2,330.1**	**5**	2,537.5	2,405.8	5
4	B	**677.2**	**615.7**	**1**	759.1	582.3	1
5	CCC and lower	**335.9**	**254.7**	**1**	329.4	255.5	1
6	In or near default	**259.2**	**127.0**	**—**	273.4	154.7	—
	Total fixed maturities	**$44,900.4**	**$47,867.3**	**100%**	$45,272.0	$46,709.3	100%

Fixed maturities include 18 securities with an amortized cost of $232.0 million, gross gains of $7.0 million, gross losses of $0.2 million and a carrying amount of $238.8 million as of December 31, 2012, that are still pending a review and assignment of a rating by the SVO. Due to the timing of when fixed maturities are purchased, legal documents are filed and the review by the SVO is completed, there will always be securities in our portfolio that are unrated over a reporting period. In these instances, an equivalent rating is assigned based on our fixed income analyst's assessment.

Commercial Mortgage-Backed Securities and Home Equity Asset-Backed Securities Portfolios. As of December 31, 2012, based on amortized cost, 53% of our CMBS portfolio had ratings of A or higher and 32% was issued in 2005 or before and 6% of our ABS home equity portfolio had ratings of A or higher and 86% was issued in 2005 or before.

The following tables present our exposure by credit quality, based on the lowest NRSRO designation, and year of issuance ("vintage") for our CMBS portfolio as of the periods indicated.

	December 31, 2012											
	AAA		AA		A		BBB		BB+ and Below		Total	
	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount
						(in millions)						
2003 & Prior	**$ 40.8**	**$ 41.7**	**$ 24.1**	**$ 24.3**	**$ 37.7**	**$ 38.2**	**$ 60.5**	**$ 61.4**	**$ 118.2**	**$ 98.2**	**$ 281.3**	**$ 263.8**
2004	**73.2**	**76.3**	**56.9**	**59.5**	**49.2**	**48.1**	**31.2**	**26.5**	**97.0**	**71.5**	**307.5**	**281.9**
2005	**345.0**	**373.2**	**47.3**	**51.7**	**39.6**	**39.1**	**91.7**	**88.8**	**211.7**	**140.0**	**735.3**	**692.8**
2006	**124.2**	**132.1**	**30.7**	**32.4**	**72.9**	**79.2**	**93.7**	**101.8**	**160.8**	**110.6**	**482.3**	**456.1**
2007	**117.1**	**118.4**	**59.5**	**69.9**	**158.6**	**181.2**	**231.7**	**261.6**	**758.4**	**544.8**	**1,325.3**	**1,175.9**
2008	**11.2**	**12.2**	**43.5**	**52.3**	**—**	**—**	**23.4**	**26.0**	**31.5**	**32.6**	**109.6**	**123.1**
2009	**92.3**	**101.2**	**100.5**	**108.1**	**—**	**—**	**—**	**—**	**—**	**—**	**192.8**	**209.3**
2010	**64.1**	**73.1**	**65.1**	**68.9**	**—**	**—**	**—**	**—**	**—**	**—**	**129.2**	**142.0**
2011	**97.5**	**100.6**	**122.2**	**128.3**	**—**	**—**	**—**	**—**	**—**	**—**	**219.7**	**228.9**
2012	**157.7**	**163.2**	**156.9**	**163.2**	**—**	**—**	**—**	**—**	**—**	**—**	**314.6**	**326.4**
Total (1)	**$1,123.1**	**$1,192.0**	**$706.7**	**$758.6**	**$358.0**	**$385.8**	**$532.2**	**$566.1**	**$1,377.6**	**$997.7**	**$4,097.6**	**$3,900.2**

(1) The CMBS portfolio included agency CMBS with a $403.8 million amortized cost and a $423.0 million carrying amount.

	December 31, 2011											
	AAA		AA		A		BBB		BB+ and Below		Total	
	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount
						(in millions)						
2003 & Prior	$ 147.0	$ 142.3	$ 81.3	$ 81.4	$ 72.2	$ 70.2	$ 94.6	$ 85.2	$ 117.8	$ 79.9	$ 512.9	$ 459.0
2004	146.5	149.6	56.8	56.9	45.2	41.6	25.1	18.8	79.4	54.7	353.0	321.6
2005	362.0	392.4	43.5	48.0	18.3	17.1	77.5	61.6	225.0	128.7	726.3	647.8
2006	203.4	209.2	4.8	5.6	58.6	62.9	14.6	14.5	151.9	89.9	433.3	382.1
2007	292.2	288.9	22.8	25.1	152.7	165.2	300.8	306.6	637.2	347.8	1,405.7	1,133.6
2008	—	—	15.0	16.3	33.1	36.4	—	—	38.1	32.7	86.2	85.4
2009	123.6	127.5	16.1	16.3	—	—	—	—	—	—	139.7	143.8
2010	76.2	80.8	7.7	7.6	—	—	—	—	—	—	83.9	88.4
2011	165.3	164.0	—	—	—	—	—	—	—	—	165.3	164.0
Total (1)	$1,516.2	$1,554.7	$248.0	$257.2	$380.1	$393.4	$512.6	$486.7	$1,249.4	$733.7	$3,906.3	$3,425.7

(1) The CMBS portfolio included agency CMBS with a $204.1 million amortized cost and a $210.2 million carrying amount.

The following tables present our exposure by credit quality, based on the lowest NRSRO designation, and vintage for our ABS home equity portfolio supported by subprime first lien mortgages as of the periods indicated.

	December 31, 2012											
	AAA		AA		A		BBB		BB+ and Below		Total	
	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount
	(in millions)											
2003 & Prior	**$2.0**	**$2.0**	**$4.8**	**$5.0**	**$ 5.7**	**$ 5.8**	**$21.6**	**$21.5**	**$141.4**	**$127.8**	**$175.5**	**$162.1**
2004	**—**	**—**	**—**	**—**	**5.9**	**5.7**	**19.4**	**19.2**	**44.9**	**40.2**	**70.2**	**65.1**
2005	**—**	**—**	**—**	**—**	**3.0**	**3.1**	**—**	**—**	**71.4**	**58.0**	**74.4**	**61.1**
2006	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**13.8**	**12.6**	**13.8**	**12.6**
2007	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**37.2**	**32.9**	**37.2**	**32.9**
Total	**$2.0**	**$2.0**	**$4.8**	**$5.0**	**$14.6**	**$14.6**	**$41.0**	**$40.7**	**$308.7**	**$271.5**	**$371.1**	**$333.8**

	December 31, 2011											
	AAA		AA		A		BBB		BB+ and Below		Total	
	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount	Amortized cost	Carrying amount
	(in millions)											
2003 & Prior	$12.3	$12.3	$ 7.3	$ 7.0	$12.7	$12.0	$61.2	$54.8	$102.7	$ 77.1	$196.2	$163.2
2004	1.5	1.4	12.6	11.9	8.4	7.8	2.1	2.1	47.1	38.3	71.7	61.5
2005	—	—	3.0	3.1	—	—	—	—	67.8	43.3	70.8	46.4
2006	—	—	—	—	—	—	—	—	14.9	9.5	14.9	9.5
2007	—	—	—	—	—	—	—	—	37.2	27.8	37.2	27.8
Total	$13.8	$13.7	$22.9	$22.0	$21.1	$19.8	$63.3	$56.9	$269.7	$196.0	$390.8	$308.4

Fixed Maturities Watch List. We monitor any decline in the credit quality of fixed maturities through the designation of "problem securities," "potential problem securities" and "restructured securities". We define problem securities in our fixed maturity portfolio as securities: (i) as to which principal and/or interest payments are in default or where default is perceived to be imminent in the near term, or (ii) issued by a company that went into bankruptcy subsequent to the acquisition of such securities. We define potential problem securities in our fixed maturity portfolio as securities included on an internal "watch list" for which management has concerns as to the ability of the issuer to comply with the present debt payment terms and which may result in the security becoming a problem or being restructured. The decision whether to classify a performing fixed maturity security as a potential problem involves significant subjective judgments by our management as to the likely future industry conditions and developments with respect to the issuer. We define restructured securities in our fixed maturity portfolio as securities where a concession has been granted to the borrower related to the borrower's financial difficulties that would not have otherwise been considered. We determine that restructures should occur in those instances where greater economic value will be realized under the new terms than through liquidation or other disposition and may involve a change in contractual cash flows. If the present value of the restructured cash flows is less than the current cost of the asset being restructured, a realized capital loss is recorded in net income and a new cost basis is established.

The following table presents the total carrying amount of our fixed maturities portfolio, as well as its problem, potential problem and restructured fixed maturities for the periods indicated.

	December 31, 2012	December 31, 2011
	($ in millions)	
Total fixed maturities (public and private)	**$47,867.3**	$46,709.3
Problem fixed maturities (1)	**$ 385.8**	$ 343.5
Potential problem fixed maturities	**204.6**	166.3
Restructured problem fixed maturities	**15.2**	14.6
Total problem, potential problem and restructured fixed maturities	**$ 605.6**	$ 524.4
Total problem, potential problem and restructured fixed maturities as a percent of total fixed maturities	**1.27%**	1.12%

(1) The problem fixed maturities carrying amount is net of other-than-temporary impairment losses.

Fixed Maturities Impairments. We have a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions and other similar factors. This process also involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

Each reporting period, a group of individuals including the Chief Investment Officer, our Portfolio Managers, members of our Workout Group and representatives from Investment Accounting review all securities to determine whether an other-than-temporary decline in value exists and whether losses should be recognized. The analysis focuses on each issuer's ability to service its debts in a timely fashion. Formal documentation of the analysis and our decision is prepared and approved by management.

We consider relevant facts and circumstances in evaluating whether a credit or interest-rate related impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events; (4) for structured securities, the adequacy of the expected cash flows and (5) our intent to sell the security or whether it is more likely than not we will be required to sell the security before recovery of its amortized cost which, in some cases, may extend to maturity. To the extent we determine that a security is deemed to be other than temporarily impaired, an impairment loss is recognized. For additional details, see Item 8. "Financial Statements, Notes to Consolidated Financial Statements, Note 4, Investments."

We would not consider a security with unrealized losses to be other than temporarily impaired when it is not our intent to sell the security, it is not more likely than not that we would be required to sell the security before recovery of the amortized cost, which may be maturity, and we expect to recover the amortized cost basis. However, we do sell securities under certain circumstances, such as when we have evidence of a change in the issuer's creditworthiness, when we anticipate poor relative future performance of securities, when a change in regulatory requirements modifies what constitutes a permissible investment or the maximum level of investments held or when there is an increase in capital requirements or a change in risk weights of debt securities. Sales generate both gains and losses.

There are a number of significant risks and uncertainties inherent in the process of monitoring credit impairments and determining if an impairment is other than temporary. These risks and uncertainties include: (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to not sell the security prior to recovery of its amortized cost. Any of these situations could result in a charge to net income in a future period.

The net realized loss relating to other-than-temporary credit impairments and credit related sales of fixed maturities was $118.2 million, $186.7 million and $244.7 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Fixed Maturities Available-for-Sale

The following tables present our fixed maturities available-for-sale by industry category and the associated gross unrealized gains and losses, including other-than-temporary impairment losses reported in AOCI, as of the periods indicated.

	December 31, 2012			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying amount
	(in millions)			
Finance — Banking	$ 4,243.6	$ 219.9	$234.1	$ 4,229.4
Finance — Brokerage	377.2	31.0	1.1	407.1
Finance — Finance Companies	173.7	12.2	—	185.9
Finance — Financial Other	519.5	79.9	—	599.4
Finance — Insurance	2,748.2	280.2	11.0	3,017.4
Finance — REITS	982.8	66.3	4.1	1,045.0
Industrial — Basic Industry	1,589.0	149.7	1.0	1,737.7
Industrial — Capital Goods	2,012.7	188.1	0.6	2,200.2
Industrial — Communications	2,025.7	242.2	1.9	2,266.0
Industrial — Consumer Cyclical	1,551.0	174.1	2.9	1,722.2
Industrial — Consumer Non-Cyclical	3,303.0	332.5	1.4	3,634.1
Industrial — Energy	1,985.7	296.9	1.6	2,281.0
Industrial — Other	477.8	38.2	—	516.0
Industrial — Technology	904.8	66.4	0.4	970.8
Industrial — Transportation	730.2	64.4	0.7	793.9
Utility — Electric	2,739.5	310.6	12.1	3,038.0
Utility — Natural Gas	1,033.7	136.4	0.9	1,169.2
Utility — Other	291.1	34.1	—	325.2
Government guaranteed	1,126.7	152.8	1.6	1,277.9
Total corporate securities	28,815.9	2,875.9	275.4	31,416.4
Residential mortgage-backed pass-through securities	2,997.8	202.3	0.4	3,199.7
Commercial mortgage-backed securities	4,094.8	241.7	439.1	3,897.4
Residential collateralized mortgage obligations	1,091.9	31.2	8.9	1,114.2
Asset-backed securities — Home equity (1)	371.1	4.7	42.0	333.8
Asset-backed securities — All other	2,293.9	37.6	0.3	2,331.2
Collateralized debt obligations — Credit	79.3	—	40.0	39.3
Collateralized debt obligations — CMBS	92.2	3.4	15.1	80.5
Collateralized debt obligations — Loans	242.3	3.6	1.1	244.8
Collateralized debt obligations — ABS	15.0	—	0.4	14.6
Total mortgage-backed and other asset-backed securities	11,278.3	524.5	547.3	11,255.5
U.S. government and agencies	911.4	33.2	0.3	944.3
States and political subdivisions	2,940.4	241.1	2.7	3,178.8
Non-U.S. governments	545.5	117.9	—	663.4
Total fixed maturities, available-for-sale	$44,491.5	$3,792.6	$825.7	$47,458.4

(1) This exposure is all related to sub-prime mortgage loans.

	December 31, 2011			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying amount
	(in millions)			
Finance — Banking	$ 4,520.7	$ 79.9	$ 445.5	$ 4,155.1
Finance — Brokerage	381.0	15.4	6.7	389.7
Finance — Finance Companies	216.2	8.9	4.7	220.4
Finance — Financial Other	532.4	55.5	1.1	586.8
Finance — Insurance	2,966.3	227.2	73.0	3,120.5
Finance — REITS	1,015.2	28.3	22.0	1,021.5
Industrial — Basic Industry	1,656.6	135.3	5.4	1,786.5
Industrial — Capital Goods	2,133.0	146.8	14.3	2,265.5
Industrial — Communications	2,033.2	179.9	23.8	2,189.3
Industrial — Consumer Cyclical	1,606.7	130.5	12.4	1,724.8
Industrial — Consumer Non-Cyclical	3,084.0	286.3	3.7	3,366.6
Industrial — Energy	1,978.4	220.9	1.2	2,198.1
Industrial — Other	596.1	32.5	3.9	624.7
Industrial — Technology	851.3	57.7	9.3	899.7
Industrial — Transportation	626.2	45.7	10.3	661.6
Utility — Electric	2,709.6	276.0	18.9	2,966.7
Utility — Natural Gas	1,034.2	100.2	1.8	1,132.6
Utility — Other	197.1	20.1	—	217.2
FDIC guaranteed	80.0	0.6	—	80.6
Government guaranteed	1,219.0	107.8	7.8	1,319.0
Total corporate securities	29,437.2	2,155.5	665.8	30,926.9
Residential mortgage-backed pass-through securities	3,130.8	185.6	0.7	3,315.7
Commercial mortgage-backed securities	3,894.3	117.0	597.6	3,413.7
Residential collateralized mortgage obligations	1,408.1	32.0	51.5	1,388.6
Asset-backed securities — Home equity (1)	390.8	0.2	82.6	308.4
Asset-backed securities — All other	1,808.0	68.1	2.9	1,873.2
Collateralized debt obligations — Credit	82.8	—	34.4	48.4
Collateralized debt obligations — CMBS	98.7	1.6	18.5	81.8
Collateralized debt obligations — Loans	203.2	0.3	8.8	194.7
Collateralized debt obligations — ABS	15.0	—	1.1	13.9
Total mortgage-backed and other asset-backed securities	11,031.7	404.8	798.1	10,638.4
U.S. government and agencies	772.3	32.8	—	805.1
States and political subdivisions	2,670.0	218.2	5.5	2,882.7
Non-U.S. governments	580.7	96.3	0.9	676.1
Total fixed maturities, available-for-sale	$44,491.9	$2,907.6	$1,470.3	$45,929.2

(1) This exposure is all related to sub-prime mortgage loans.

Of the $825.7 million in gross unrealized losses as of December 31, 2012, there were $2.3 million in losses attributed to securities scheduled to mature in one year or less, $20.3 million attributed to securities scheduled to mature between one to five years, $4.1 million attributed to securities scheduled to mature between five to ten years, $251.7 million attributed to securities scheduled to mature after ten years and $547.3 million related to mortgage-backed and other ABS that are not classified by maturity year. As of December 31, 2012, we were in a $2,966.9 million net unrealized gain position as compared to a $1,437.3 million net unrealized gain position as of December 31, 2011. Of the $1,529.6 million increase in net unrealized gains for the year ended December 31, 2012, an approximate $0.2 billion increase can be attributed to an approximate 7 basis points decrease in interest rates in addition to other market factors that increased unrealized gains.

Fixed Maturities Available-for-Sale Unrealized Losses. We believe that our long-term fixed maturities portfolio is well diversified among industry types and between publicly traded and privately placed securities. Each year, we direct the majority of our net cash inflows into investment grade fixed maturities. Our current policy is to limit the percentage of cash flow invested in below investment grade assets to 10% of cash flow. During 2012, we did not actively increase our investment in available-for-sale below investment grade assets. While Principal Life's general account investment returns can improve due to the below investment grade asset class, we manage its growth strategically by limiting it to no more than 10% of the total fixed maturities portfolios.

We invest in privately placed fixed maturities to enhance the overall value of the portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. Generally, private placements provide broader access to management information, strengthened negotiated protective covenants, call protection features and, where applicable, a higher level of collateral. They are, however, generally not freely tradable because of restrictions imposed by federal and state securities laws and illiquid trading markets.

The following table presents our fixed maturities available-for-sale by investment grade and below investment grade and the associated gross unrealized gains and losses, including the other-than-temporary impairment losses reported in OCI, as of the periods indicated.

	December 31, 2012				December 31, 2011			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying amount	Amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying amount
	(in millions)							
Investment grade:								
Public	**$28,273.4**	**$2,604.1**	**$198.9**	**$30,678.6**	$28,497.9	$1,989.8	$ 435.0	$30,052.7
Private	**12,684.2**	**1,065.2**	**142.7**	**13,606.7**	12,298.2	757.4	373.8	12,681.8
Below investment grade:								
Public	**1,723.1**	**55.2**	**258.8**	**1,519.5**	1,834.4	21.3	365.1	1,490.6
Private	**1,810.8**	**68.1**	**225.3**	**1,653.6**	1,861.4	139.1	296.4	1,704.1
Total fixed maturities, available-for-sale	**$44,491.5**	**$3,792.6**	**$825.7**	**$47,458.4**	$44,491.9	$2,907.6	$1,470.3	$45,929.2

The following tables present the carrying amount and the gross unrealized losses, including other-than-temporary impairment losses reported in OCI, on investment grade fixed maturities available-for-sale by aging category as of the periods indicated.

	December 31, 2012					
	Public		Private		Total	
	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses
	(in millions)					
Three months or less	**$ 646.6**	**$ 3.7**	**$ 227.1**	**$ 1.5**	**$ 873.7**	**$ 5.2**
Greater than three to six months	**148.4**	**2.1**	**31.8**	**0.4**	**180.2**	**2.5**
Greater than six to nine months	**21.3**	**0.3**	**50.6**	**0.6**	**71.9**	**0.9**
Greater than nine to twelve months	**34.6**	**1.0**	**7.1**	**0.1**	**41.7**	**1.1**
Greater than twelve to twenty-four months	**205.8**	**17.7**	**167.6**	**10.0**	**373.4**	**27.7**
Greater than twenty-four to thirty-six months	**72.2**	**8.8**	**41.9**	**0.9**	**114.1**	**9.7**
Greater than thirty-six months	**811.6**	**165.3**	**706.9**	**129.2**	**1,518.5**	**294.5**
Total fixed maturities, available-for-sale	**$1,940.5**	**$198.9**	**$1,233.0**	**$142.7**	**$3,173.5**	**$341.6**

	December 31, 2011					
	Public		Private		Total	
	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses
	(in millions)					
Three months or less	$ 897.5	$ 14.1	$ 472.0	$ 4.9	$1,369.5	$ 19.0
Greater than three to six months	1,022.9	33.7	747.1	24.0	1,770.0	57.7
Greater than six to nine months	420.3	40.7	337.4	20.2	757.7	60.9
Greater than nine to twelve months	61.8	5.5	65.2	3.4	127.0	8.9
Greater than twelve to twenty-four months	135.0	15.8	184.5	20.5	319.5	36.3
Greater than twenty-four to thirty-six months	65.7	16.3	30.0	5.5	95.7	21.8
Greater than thirty-six months	1,122.5	308.9	1,138.0	295.3	2,260.5	604.2
Total fixed maturities, available-for-sale	$3,725.7	$435.0	$2,974.2	$373.8	$6,699.9	$808.8

The following tables present the carrying amount and the gross unrealized losses, including other-than-temporary impairment losses reported in OCI, on below investment grade fixed maturities available-for-sale by aging category as of the periods indicated.

	December 31, 2012					
	Public		Private		Total	
	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses
	(in millions)					
Three months or less	$ 32.9	$ 0.4	$ 47.6	$ 0.8	$ 80.5	$ 1.2
Greater than three to six months	7.5	0.1	76.1	1.6	83.6	1.7
Greater than six to nine months	11.0	1.2	17.1	1.4	28.1	2.6
Greater than nine to twelve months	—	—	26.7	1.6	26.7	1.6
Greater than twelve to twenty-four months	17.7	5.1	33.5	2.8	51.2	7.9
Greater than twenty-four to thirty-six months	6.8	0.3	12.4	8.4	19.2	8.7
Greater than thirty-six months	556.2	251.7	400.4	208.7	956.6	460.4
Total fixed maturities, available-for-sale	$632.1	$258.8	$613.8	$225.3	$1,245.9	$484.1

	December 31, 2011					
	Public		Private		Total	
	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses
	(in millions)					
Three months or less	$ 123.4	$ 3.6	$ 72.3	$ 6.3	$ 195.7	$ 9.9
Greater than three to six months	71.3	8.1	165.4	12.4	236.7	20.5
Greater than six to nine months	74.3	11.5	30.8	1.9	105.1	13.4
Greater than nine to twelve months	16.9	9.5	29.5	1.6	46.4	11.1
Greater than twelve to twenty-four months	42.2	11.8	18.9	4.4	61.1	16.2
Greater than twenty-four to thirty-six months	17.9	3.6	1.3	0.3	19.2	3.9
Greater than thirty-six months	693.0	317.0	483.5	269.5	1,176.5	586.5
Total fixed maturities, available-for-sale	$1,039.0	$365.1	$801.7	$296.4	$1,840.7	$661.5

The following tables present the carrying amount and the gross unrealized losses, including other-than-temporary impairment losses reported in OCI, on fixed maturities available-for-sale where the estimated fair value had declined and remained below amortized cost by 20% or more as of the periods indicated.

	December 31, 2012					
	Problem, potential problem, and restructured		All other fixed maturity securities		Total	
	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses
	(in millions)					
Three months or less	$ —	$ —	$ 7.7	$ 2.4	$ 7.7	$ 2.4
Greater than three to six months	—	—	1.1	0.7	1.1	0.7
Greater than six to nine months	—	—	0.4	0.3	0.4	0.3
Greater than nine to twelve months	3.0	2.5	17.6	5.7	20.6	8.2
Greater than twelve months	194.1	269.0	457.0	379.5	651.1	648.5
Total fixed maturities, available-for-sale	$197.1	$271.5	$483.8	$388.6	$680.9	$660.1

	December 31, 2011					
	Problem, potential problem, and restructured		All other fixed maturity securities		Total	
	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses	Carrying amount	Gross unrealized losses
	(in millions)					
Three months or less	$ 42.4	$ 14.0	$ 231.7	$ 75.5	$ 274.1	$ 89.5
Greater than three to six months	74.4	32.2	587.3	263.9	661.7	296.1
Greater than six to nine months	18.2	11.6	77.6	47.2	95.8	58.8
Greater than nine to twelve months	3.5	1.6	6.9	8.5	10.4	10.1
Greater than twelve months	171.9	262.4	452.8	387.6	624.7	650.0
Total fixed maturities, available-for-sale	$310.4	$321.8	$1,356.3	$782.7	$1,666.7	$1,104.5

Mortgage Loans

Mortgage loans consist of commercial mortgage loans on real estate and residential mortgage loans. The carrying amount of our commercial mortgage loan portfolio was $10,167.7 million and $9,386.0 million as of December 31, 2012 and December 31, 2011, respectively. The carrying amount of our residential mortgage loan portfolio was $657.7 million and $746.0 million as of December 31, 2012 and December 31, 2011, respectively.

Commercial Mortgage Loans. We generally report commercial mortgage loans on real estate at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method and net of valuation allowances.

Commercial mortgage loans play an important role in our investment strategy by:

- providing strong risk-adjusted relative value in comparison to other investment alternatives;
- enhancing total returns and
- providing strategic portfolio diversification.

As a result, we have focused on constructing a solid, high quality portfolio of mortgages. Our portfolio is generally comprised of mortgages originated with conservative loan-to-value ratios, high debt service coverages and general purpose property types with a strong credit tenancy.

Our commercial mortgage loan portfolio consists primarily of non-recourse, fixed rate mortgages on fully or near fully leased properties. The mortgage portfolio is comprised primarily of credit oriented retail properties, office properties, general-purpose industrial properties and apartments.

Our commercial mortgage loan portfolio is diversified by geography and specific collateral property type. Commercial mortgage lending in the state of California accounted for 20% and 22% of our commercial mortgage loan portfolio as of December 31, 2012 and December 31, 2011, respectively. We are, therefore, exposed to potential losses resulting from the risk of catastrophes, such as earthquakes, that may affect the region. Like other lenders, we generally do not require earthquake insurance for properties on which we make commercial mortgage loans. With respect to California properties, however, we obtain an engineering report specific to each property. The report assesses the building's design specifications, whether it has been upgraded to meet seismic building codes and the maximum loss that is likely to result from a variety of different seismic events. We also obtain a report that assesses, by building and geographic fault lines, the amount of loss our commercial mortgage loan portfolio might suffer under a variety of seismic events.

The typical borrower in our commercial loan portfolio is a single purpose entity or single asset entity. As of December 31, 2012 and December 31, 2011, the total number of commercial mortgage loans outstanding was 977 and 975, of which 68% and 71% were for loans with principal balances less than $10 million, respectively. The average loan size of our commercial mortgage portfolio was $10.4 million and $9.7 million as of December 31, 2012 and December 31, 2011, respectively.

Commercial Mortgage Loan Credit Monitoring. For further details on monitoring and management of our commercial mortgage loan portfolio, see Item 8. "Financial Statements, Notes to Consolidated Financial Statements, Note 4, Investments — Mortgage Loan Credit Monitoring."

We categorize loans that are 60 days or more delinquent, loans in process of foreclosure and loans with borrowers or credit tenants in bankruptcy that are delinquent as "problem" loans. Valuation allowances or charge-offs have been recognized on most problem loans. We categorize loans that are delinquent less than 60 days where the default is expected to be cured and loans with borrowers or credit tenants in bankruptcy that are current as "potential problem" loans. The decision whether to classify a loan delinquent less than 60 days as a potential problem involves significant subjective judgments by management as to the likely future economic conditions and developments with respect to the borrower. We categorize loans for which the original note rate has been reduced below market and loans for which the principal has been reduced as "restructured" loans. We also consider loans that are refinanced more than one year beyond the original maturity or call date at below market rates as restructured.

There has been a decrease in the total level of problem, potential problem and restructured commercial mortgages during 2012 primarily due to loan payoffs, foreclosures, and improvement in collateral occupancies and values. The South Atlantic and East North Central regions accounted for over 80% of the problem, potential problem and restructured commercial mortgages as of December 31, 2012. The South Atlantic, Pacific, and East North Central regions accounted for over 90% of the problem, potential problem, and restructured commercial mortgages as of December 31, 2011. Office properties accounted for over half of the problem, potential problem and restructured commercial mortgages as of December 31, 2012. Office and apartment properties accounted for over half of the problem, potential problem and restructured commercial mortgages as of December 31, 2011.

The following table presents the carrying amounts of problem, potential problem and restructured commercial mortgages relative to the carrying amount of all commercial mortgages for the periods indicated.

	December 31, 2012	December 31, 2011
	($ in millions)	
Total commercial mortgages	**$10,167.7**	$9,386.0
Problem commercial mortgages	**$ 40.1**	$ 112.7
Potential problem commercial mortgages	**177.6**	152.8
Restructured problem commercial mortgages	**—**	7.5
Total problem, potential problem and restructured commercial mortgages	**$ 217.7**	$ 273.0
Total problem, potential problem and restructured commercial mortgages as a percent of total commercial mortgages	**2.14%**	2.91%

Commercial Mortgage Loan Valuation Allowance. The valuation allowance for commercial mortgage loans includes loan specific reserves for loans that are deemed to be impaired as well as reserves for pools of loans with similar characteristics where a property risk or market specific risk has not been identified but for which we anticipate a loss may occur. For further details on the commercial mortgage valuation allowance, see Item 8. "Financial Statements, Notes to Consolidated Financial Statements, Note 4, Investments — Mortgage Loan Valuation Allowance."

The valuation allowance decreased $13.0 million for the year ended December 31, 2012, and decreased $15.8 million for the year ended December 31, 2011. The decrease in the level of valuation allowance during 2012 and 2011 was related to the same market factors as those causing the decrease in the level of problem, potential problem and restructured commercial mortgages during the year ended December 31, 2012. The South Atlantic region accounts for the highest level of reserves at both December 31, 2012 and December 31, 2011.

The following table represents our commercial mortgage valuation allowance for the periods indicated.

	December 31, 2012	December 31, 2011
	($ in millions)	
Balance, beginning of period	**$ 64.8**	$ 80.6
Provision	**13.5**	17.0
Charge-offs	**(26.7)**	(32.9)
Recoveries	**0.2**	0.1
Balance, end of period	**$ 51.8**	$ 64.8
Valuation allowance as % of carrying value before reserves	**0.51%**	0.69%

Residential Mortgage Loans. The residential mortgage loan portfolio is composed of home equity mortgages with an amortized cost of $495.7 million and $611.0 million and first lien mortgages with an amortized cost of $206.4 million and $171.0 million as of December 31, 2012 and December 31, 2011, respectively, primarily held by our Bank and Trust Services business. The home equity loans are generally second lien mortgages made up of closed-end loans and lines of credit. Non-performing residential mortgage loans, which are defined as loans 90 days or greater delinquent plus non-accrual loans, totaled $32.3 million and $24.0 million as of December 31, 2012 and December 31, 2011, respectively.

We establish the residential mortgage loan valuation allowance at levels considered adequate to absorb probable losses within the portfolio based on management's evaluation of the size and current risk characteristics of the portfolio. Such evaluation considers numerous factors, including, but not limited to net charge-off trends, loss forecasts, collateral values, geographic location, borrower credit scores, delinquency rates, industry condition and economic trends. During the third quarter of 2012, we increased our provision and charge-offs primarily due to implementation of guidance provided by the Office of the Comptroller of the Currency ("OCC") Bank Accounting Advisory Series, which provided additional clarification on accounting for loans discharged in bankruptcy and measurement of impairment on certain restructured loans. As of December 31, 2012, only 4% of loans that were charged off under the OCC guidance were 30 days or more past due. Implementation of this guidance also increased our nonaccrual loans. The changes in the valuation allowance are reported in net realized capital gains (losses) on our consolidated statements of operations.

Our residential mortgage loan portfolio, and in particular our home equity loan portfolio, experienced an increase in loss severity from sustained elevated levels of unemployment along with continued depressed collateral values beginning in 2010. While these factors continue to drive charge-offs, loss rates overall have stabilized and the portfolio balance continues to decline. The following table represents our residential mortgage valuation allowance for the periods indicated.

	December 31, 2012	December 31, 2011
	($ in millions)	
Balance, beginning of period	**$ 36.0**	$ 37.7
Provision	**39.9**	28.5
Charge-offs	**(35.1)**	(33.4)
Recoveries	**3.6**	3.2
Balance, end of period	**$ 44.4**	$ 36.0
Valuation allowance as % of carrying value before reserves	**6.3%**	4.6%

Real Estate

Real estate consists primarily of commercial equity real estate. As of December 31, 2012 and December 31, 2011, the carrying amount of our equity real estate investment was $1,172.5 million, or 2%, and $1,083.9 million, or 2%, of U.S. invested assets, respectively. Our commercial equity real estate is held in the form of wholly owned real estate, real estate acquired upon foreclosure of commercial mortgage loans and majority owned interests in real estate joint ventures.

Equity real estate is categorized as either "real estate held for investment" or "real estate held for sale." Real estate held for investment totaled $1,092.5 million and $1,047.3 million as of December 31, 2012 and December 31, 2011, respectively. The carrying value of real estate held for investment is generally adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such impairment adjustments are recorded as net realized losses and, accordingly, are reflected in our consolidated results of operations. For the year ended December 31, 2012 and 2011, there were no such impairment adjustments.

The carrying amount of real estate held for sale was $80.0 million and $36.6 million as of December 31, 2012 and December 31, 2011, respectively. There were no valuation allowances as of December 31, 2012 or December 31, 2011. Once we identify a real estate property to be sold and commence a plan for marketing the property, we classify the property as held for sale. We establish a valuation allowance subject to periodic revisions, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or the fair value, less associated selling costs.

We use research, both internal and external, to recommend appropriate product and geographic allocations and changes to the equity real estate portfolio. We monitor product, geographic and industry diversification separately and together to determine the most appropriate mix.

Equity real estate is distributed across geographic regions of the country with larger concentrations in the South Atlantic, Pacific, and West South Central regions of the United States as of December 31, 2012. By property type, there is a concentration in office, retail, and industrial that represented approximately 75% of the equity real estate portfolio as of December 31, 2012.

Other Investments

Our other investments totaled $1,847.4 million as of December 31, 2012, compared to $1,783.5 million as of December 31, 2011. Derivative assets accounted for $996.0 million and $1,156.5 million in other investments as of December 31, 2012 and December 31, 2011, respectively. The remaining invested assets include equity method investments, which include real estate properties owned jointly with venture partners and operated by the partners.

International Investment Operations

Of our invested assets, $5,997.3 million were held by our Principal International segment as of December 31, 2012. The assets are managed by either our Principal Global Investors segment or by the local Principal International affiliate. Due to the regulatory constraints in each country, each company maintains its own investment policies. As shown in the following table, the major categories of international invested assets as of December 31, 2012 and December 31, 2011, were fixed maturities, other investments and residential mortgage loans. The remainder is invested in equity securities, commercial mortgage loans and real estate. In addition, policy loans are included in our invested assets. The following table excludes invested assets of the separate accounts.

	December 31, 2012		December 31, 2011	
	Carrying amount	% of total	Carrying amount	% of total
	($ in millions)			
Fixed maturities — Public	**$3,698.7**	**62%**	$3,269.1	63%
Equity securities	**126.1**	**2**	86.0	2
Mortgage loans:				
Commercial	**15.6**	**—**	10.6	—
Residential	**678.7**	**11**	584.6	11
Real estate held for sale	**7.0**	**—**	8.2	—
Real estate held for investment	**0.8**	**—**	0.8	—
Policy loans	**26.7**	**1**	23.5	1
Other investments	**1,443.7**	**24**	1,202.3	23
Total invested assets	**5,997.3**	**100%**	5,185.1	100%
Cash and cash equivalents	**105.4**		92.2	
Total invested assets and cash	**$6,102.7**		$5,277.3	

Investments in equity method subsidiaries and direct financing leases accounted for $718.0 million and $655.1 million, respectively, of other investments as of December 31, 2012, and $667.5 million and $507.5 million, respectively, of other investments as of December 31, 2011. The remaining other investments as of both December 31, 2012 and December 31, 2011, are primarily related to derivative assets and other short-term investments.

Fixed Maturities Exposure

Economic and fiscal conditions in select European countries, including Greece, Ireland, Italy, Portugal and Spain, continue to cause credit concerns particularly to financial institutions and banks with exposure to the European periphery region. Our exposure to the region within our International investment operations fixed maturities portfolio is manageable, representing 6.2% and 7.8% of our total International invested assets as of December 31, 2012 and December 31, 2011, respectively. Portfolio holdings with exposure to this region consist of fixed maturities issued in the same countries as our International operations by local subsidiaries of the European parent. Nearly all of the exposure is to bonds issued in Chile. In addition, we did not hold any sovereign debt issuances of the selected countries and had not bought or sold credit protection on sovereign issuances as of December 31, 2012 and December 31, 2011.

Financial sector exposure is to local subsidiary banks, subject to local capital requirements and banking regulation. The current financial exposure carries an average AA local rating from S&P and the average time to maturity is 18 years. Non-financial sector exposure consists primarily of infrastructure bonds, which are backed by the project itself, often with minimum revenue guarantees from the government. The current non-financial exposure carries an average AA local rating from S&P. The current Italian exposure has an average time to maturity of 12 years. In addition, the current Spanish exposure has an average time to maturity of 14 years. As of December 31, 2012, our total portfolio exposure had an average price of 107 (carrying value/amortized cost).

The following table presents the carrying amount of our European periphery zone fixed maturities exposure for the periods indicated.

	December 31, 2012			December 31, 2011		
Select European Exposure	Italy	Spain	Total	Italy	Spain	Total
			(in millions)			
Non-Sovereign:						
Financial institutions	**$ —**	**$237.3**	**$237.3**	$ —	$241.5	$241.5
Non-financial institutions	**11.1**	**125.4**	**136.5**	52.5	112.4	164.9
Total	**$11.1**	**$362.7**	**$373.8**	$52.5	$353.9	$406.4

For further details on our U.S. investment operations exposure to these European countries, see "U.S. Investment Operations — Fixed Maturities."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposures and Risk Management

Market risk is the risk we will incur losses due to adverse fluctuations in market rates and prices. Our primary market risk exposure is to changes in interest rates, although we also have exposures to changes in equity prices and foreign currency exchange rates.

We enter into market-sensitive instruments primarily for purposes other than trading. The active management of market risk is an integral part of our operations. We manage our overall market risk exposure within established risk tolerance ranges by using the following approaches:

- rebalance our existing asset or liability portfolios;
- control the risk structure of newly acquired assets and liabilities or
- use derivative instruments to modify the market risk characteristics of existing assets or liabilities or assets expected to be purchased.

Interest Rate Risk

Interest rate risk is the risk we will incur economic losses due to adverse changes in interest rates. We are exposed to interest rate risk from several sources:

- Due to the inherent difficulty in obtaining assets that mature or have their rate reset at the exact same time as the liabilities they support, assets may have to be reinvested or sold in the future to meet the liability cash flows in unknown interest rate environments.
- There may be timing differences between when new liabilities are priced and when assets are purchased or procured that can cause fluctuations in profitability if interest rates move materially in the interim.
- Prepayment options embedded within asset and liability contracts can alter the cash flow profiles from what was originally expected.
- The spreads between the investment income we earn and the interest we credit to customers who own products with guaranteed minimum interest rates may decrease (or potentially become negative) during periods of sustained low interest rates.
- During periods of sustained low interest rates, the interest rates that we earn on our assets may be lower than the rates assumed in pricing our insurance products, thereby reducing our profitability. If interest rates remain low over a sustained period of time, this may result in increases in our reserves and unlocking of our DPAC asset and other actuarial balances.
- During a period of rising interest rates, policy surrenders, withdrawals, and requests for policy loans may increase as customers seek to achieve higher returns. We may be required to sell assets to raise the cash necessary to respond to such surrenders, withdrawals and loans, thereby realizing capital losses on the assets sold.
- For our long-term borrowings, we are exposed to interest rate risk at the time of maturity or early redemption, when we may be required to refinance our obligations.
- We are exposed to interest rate risk based upon the discount rate assumption used for purposes of valuing our pension and other postretirement benefit obligations.

The following table provides detail on the differences between the interest rates being credited to contractholders as of December 31, 2012, and the respective guaranteed minimum interest rates, broken down by account values within the Retirement and Investor Services, U.S. Insurance Solutions and Principal International segments.

	Account values				
	Retirement and Investor Services	U.S. Insurance Solutions (1)	Principal International (2)	Total	% of total account values
			($ in millions)		
Excess of crediting rates over guaranteed minimums					
Discretionary rate setting products					
No difference	**$ 8,180.1**	**$2,454.7**	**$ 374.8**	**$11,009.7**	**51.2%**
Up to 0.50%	**938.1**	**2,039.9**	**0.2**	**2,978.1**	**13.9%**
0.51% to 1.00%	**1,114.8**	**353.0**	**—**	**1,467.8**	**6.8%**
1.01% to 1.50%	**4,310.5**	**124.6**	**4.4**	**4,439.5**	**20.7%**
1.51% to 2.00%	**1,170.3**	**7.1**	**11.7**	**1,189.2**	**5.5%**
2.01% and above	**304.6**	**6.5**	**90.2**	**401.4**	**1.9%**
Total discretionary rate setting products	**16,018.5**	**4,985.8**	**481.4**	**21,485.7**	**100.0%**
Other contracts (3)	**16,653.2**	**38.9**	**7,501.2**	**24,193.3**	
Total account values	**$32,671.8**	**$5,024.7**	**$7,982.6**	**$45,679.0**	
Percentage of discretionary rate setting product account values at guaranteed minimum rates	**51%**	**49%**	**78%**	**51%**	
Average excess of crediting rates over guaranteed minimum interest rates for discretionary rate setting products	**0.55%**	**0.18%**	**0.61%**	**0.47%**	

(1) Excludes policy loans.

(2) Includes account values from our equity method subsidiaries, adjusted to reflect the proportion of the subsidiaries' results that are reflected in our net income. Our liabilities in our Principal International segment are generally denominated in the functional currency of the country of operation. The pattern of interest rate movements in our international operations will likely differ from the pattern of interest rate movements in the U.S.

(3) Includes account values that have fixed or indexed returns where we do not have discretion in setting the rate, or where there is no guaranteed minimum rate.

One of the measures we use to quantify our exposure to interest rate risk is duration. To calculate duration, we project asset and liability cash flows. These cash flows are discounted to a net present value basis using a spot yield curve, which is a blend of the spot yield curves for each of the asset types in the portfolio. Duration is calculated by re-calculating these cash flows, re-determining the net present value based upon an alternative level of interest rates, and determining the percentage change in fair value.

We manage interest rate risks in a number of ways. Differences in durations between assets and liabilities are measured and kept within acceptable tolerances. Derivatives are also commonly used to mitigate interest rate risk due to cash flow mismatches and timing differences. Prepayment risk is controlled by limiting our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer. We also require additional yield on these investments to compensate for the risk the issuer will exercise such option. Prepayment risk is also controlled by limiting the sales of liabilities with features such as puts or other options that can be exercised against the company at inopportune times. For example, as of December 31, 2012, approximately $10.9 billion, or 99%, of our institutional GICs and funding agreements cannot be redeemed by contractholders prior to maturity. We manage the interest rate risk associated with our long-term borrowings by monitoring the interest rate environment and evaluating refinancing opportunities as maturity dates approach.

In 2012, plan fiduciaries implemented a Dynamic Asset Allocation strategy for our qualified defined benefit pension plan which strategically allocates an increasing portion of the assets of the pension plan to fixed income securities as the GAAP funding status improves. The intended purpose of using the Dynamic Asset Allocation strategy is that the expected change in the value of the plan assets and the change in pension benefit obligation due to market movements are more likely to have more correlation versus a static allocation of assets between categories. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Benefit Plans" and Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 11, Employee and Agent Benefits" for more information.

Duration-Managed. Our exposure to interest rate risk stems largely from our substantial holdings of guaranteed fixed rate liabilities in our Retirement and Investor Services segment. We actively manage the duration of assets and liabilities in these products by minimizing the difference between the two.

As of December 31, 2012, the difference between the asset and liability durations on our primary duration-managed portfolio was −0.13, as compared to −0.35 as of December 31, 2011. This duration gap indicates that, as of December 31, 2012, the sensitivity of the fair value of our assets to interest rate movements is less than that of the fair value of our liabilities. Our goal is to minimize the duration gap. Currently, our guidelines indicate that total duration gaps between the asset and liability portfolios should be within +/−0.25. The value of the assets in this portfolio was $27,903.0 million and $26,811.6 million as of December 31, 2012 and December 31, 2011, respectively.

Duration-Monitored. For products such as whole life insurance and term life insurance that are less sensitive to interest rate risk, and for other products such as individual fixed deferred annuities, we manage interest rate risk based on a modeling process that considers the target average life, maturities, crediting rates and assumptions of policyholder behavior. As of December 31, 2012, the estimated weighted-average difference between the asset and liability durations on these portfolios was −3.07, as compared to −3.03 as of December 31, 2011. This duration gap indicates that, as of December 31, 2012, the sensitivity of the fair value of our assets to interest rate movements is less than that of the fair value of our liabilities. We attempt to monitor this duration gap consistent with our overall risk/reward tolerances. The value of the assets in these portfolios was $26,446.4 million and $25,650.8 million as of December 31, 2012 and December 31, 2011, respectively.

Non Duration-Managed. We also have a block of participating general account pension business that passes most of the actual investment performance of the assets to the customer. The investment strategy of this block is to maximize investment return to the customer on a "best efforts" basis, and there is little or no attempt to manage the duration of this portfolio since there is little or no interest rate risk. The value of the assets in these portfolios was $4,935.8 million and $5,400.0 million as of December 31, 2012 and December 31, 2011, respectively.

Using the assumptions and data in effect as of December 31, 2012, we estimate that a 100 basis point immediate, parallel increase in interest rates increases the net fair value of our portfolio by approximately $847.8 million, compared with an estimated $871.9 million increase as of December 31, 2011. The following table details the estimated changes by risk management strategy. The table also gives the weighted-average duration of the asset portfolio for each category, and the net duration gap (i.e., the weighted-average difference between the asset and liability durations).

	December 31, 2012			
Risk Management Strategy	**Value of total assets**	**Duration of assets**	**Net duration gap**	**Net fair value change**
	(in millions)			*(in millions)*
Primary duration-managed	$27,903.0	3.86	(0.13)	$ 36.3
Duration-monitored	26,446.4	4.29	(3.07)	811.5
Non duration-managed	4,935.8	4.21	N/A	N/A
Total	$59,285.2			$847.8

Our selection of a 100 basis point immediate, parallel increase or decrease in interest rates is a hypothetical rate scenario we use to demonstrate potential risk. While a 100 basis point immediate, parallel increase does not represent our view of future market changes, it is a near term reasonably possible hypothetical change that illustrates the potential impact of such events. While these fair value measurements provide a representation of interest rate sensitivity, they are based on our portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of ongoing portfolio transactions in response to new business, management's assessment of changing market conditions and available investment opportunities.

See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Valuation and Impairment of Fixed Income Investments" for additional discussion of the impact interest rate increases would have on fixed maturities, available-for-sale.

Debt Issued and Outstanding. The aggregate fair value of long-term debt, excluding accrued interest, was $2,951.4 million and $1,750.7 million, as of December 31, 2012 and December 31, 2011, respectively. As of December 31, 2012, we estimate that a 100 basis point immediate, parallel decrease in interest rates would increase the fair value of debt by approximately $308.1 million, as compared to an estimated $129.1 million increase as of December 31, 2011. As of December 31, 2012, we estimate that a 100 basis point immediate, parallel increase in interest rates would decrease the fair value of debt by approximately $289.3 million, as compared to an estimated $118.1 million decrease as of December 31, 2011. Debt is not recorded at fair value on the consolidated statements of financial position.

Our selection of a 100 basis point immediate, parallel increase or decrease in interest rates is a hypothetical rate scenario we use to demonstrate potential risk. While a 100 basis point immediate, parallel increase or decrease does not represent our view of future market changes, it is a near term reasonably possible hypothetical change that illustrates the potential impact of such events. While these fair value measurements provide a representation of interest rate sensitivity, they are based on our long-term debt obligations at a point in time and may not be representative of future obligations. These exposures will change as a result of ongoing changes to our outstanding long-term debt obligations.

For additional information regarding our debt, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 9, Debt."

Use of Derivatives to Manage Interest Rate Risk. We use or have previously used various derivative financial instruments to manage our exposure to fluctuations in interest rates, including interest rate swaps, interest rate collars, swaptions and futures. We use interest rate swaps and futures contracts to hedge changes in interest rates subsequent to the issuance of an insurance liability, such as a guaranteed investment contract, but prior to the purchase of a supporting asset, or during periods of holding assets in anticipation of near term liability sales. We use interest rate swaps primarily to more closely match the interest rate characteristics of assets and liabilities. They can be used to change the sensitivity to the interest rate of specific assets and liabilities as well as an entire portfolio. We use interest rate collars to manage interest rate risk related to guaranteed minimum interest rate liabilities in our individual annuities contracts. We purchase swaptions to offset existing exposures.

Derivatives in our portfolio with interest rate sensitivity were in a net liability position with a fair value of $247.0 million and $424.6 million as of December 31, 2012 and December 31, 2011, respectively. The following table shows the interest rate sensitivity of our derivatives measured in terms of fair value. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2012				
			Fair value (no accrued interest)		
	Notional amount	Weighted average term (years) (1)	−100 basis point change	No change	+100 basis point change
			($ in millions)		
Interest rate swaps	$18,381.2	5.71	$(199.1)	$(296.2)	$(377.2)
Interest rate collars	500.0	10.15	81.8	48.5	19.2
Swaptions	325.0	2.71	0.1	0.7	2.6
Futures	82.0	0.24	(2.6)	—	2.6
Total	$19,288.2		$(119.8)	$(247.0)	$(352.8)

(1) Based on maturity date.

Our selection of a 100 basis point immediate, parallel increase or decrease in interest rates is a hypothetical rate scenario we use to determine potential risk. While a 100 basis point immediate, parallel increase or decrease does not represent our view of future market changes, it is a near term reasonably possible hypothetical change that illustrates the potential impact of such events. While these fair value measurements provide a representation of interest rate sensitivity, they are based on our derivative portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of ongoing derivative transactions.

Foreign Currency Risk

Foreign currency risk is the risk we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from foreign currency-denominated funding agreements issued to nonqualified institutional investors in the international market, foreign currency-denominated fixed maturities and our international operations, including potential acquisition and divestiture activity.

We estimate that as of December 31, 2012, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would result in no material change to the net fair value of our foreign currency denominated instruments identified above because we effectively hedge foreign currency denominated instruments to minimize exchange rate impacts, which is consistent with our estimate as of December 31, 2011. However, fluctuations in foreign currency exchange rates do affect the translation of operating earnings and equity of our international operations into our consolidated financial statements.

For our Principal International segment, we estimate that a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we were exposed would have resulted in a $191.2 million, or 10%, reduction in the total equity excluding noncontrolling interests of our international operations as of December 31, 2012, as compared to an estimated $167.8 million, or 10%, reduction as of December 31, 2011. We estimate that a 10% unfavorable change in the average foreign currency exchange rates to which we were exposed through our international operations would have resulted in a $17.5 million, or 11%, reduction in the operating earnings of our international operations for the year ended December 31, 2012, as compared to an estimated $14.8 million, or 10%, reduction for the year ended December 31, 2011.

The selection of a 10% immediate unfavorable change in all currency exchange rates should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event. These exposures will change as a result of a change in the size and mix of our foreign operations.

Use of Derivatives to Manage Foreign Currency Risk. The foreign currency risk on funding agreements and fixed maturities is mitigated by using currency swaps that swap the foreign currency interest and principal payments to our functional currency. The notional amount of our currency swap agreements associated with foreign-denominated liabilities was $2,209.6 million and $2,454.3 million as of December 31, 2012 and December 31, 2011, respectively. The notional amount of our currency swap agreements associated with foreign-denominated fixed maturities was $1,164.0 million and $1,390.1 million as of December 31, 2012 and December 31, 2011, respectively.

With regard to our international operations, in order to enhance the diversification of our investment portfolios we may invest in bonds denominated in a currency that is different than the currency of our liabilities. We use foreign exchange derivatives to economically hedge the currency mismatch. Our operations in Chile had currency swaps with a notional amount of $80.5 million and $75.4 million as of December 31, 2012 and December 31, 2011, respectively. Chile also utilized currency forwards with a notional amount of $257.2 million and $147.3 million as of December 31, 2012 and December 31, 2011, respectively.

We used currency options with a notional amount of $1,400.0 million and currency forwards with a notional amount of $300.0 million as of December 31, 2012, to manage the foreign currency risk associated with a business combination. There were no hedges of business combinations outstanding at December 31, 2011. Additionally, from time to time we take measures to hedge our net equity investments in our foreign subsidiaries from currency risks. There were no outstanding net equity investment hedges in 2012 or 2011.

Equity Risk

Equity risk is the risk we will incur economic losses due to adverse fluctuations in common stock prices. As of December 31, 2012 and December 31, 2011, the fair value of our equity securities was $389.3 million and $481.9 million, respectively. As of December 31, 2012, we estimate that a 10% decline in the value of the equity securities would result in an unrealized loss of $38.9 million, as compared to an estimated unrealized loss of $48.2 million as of December 31, 2011.

We are also exposed to the risk that asset-based fees decrease as a result of declines in assets under management due to changes in investment prices and the risk that asset management fees calculated by reference to performance could be lower. The risk of decreased asset-based and asset management fees could also impact our estimates of total gross profits used as a basis for amortizing deferred policy acquisition costs and other actuarial balances. We estimate that an immediate 10% decline in the S&P index, followed by a 2% per quarter increase would reduce our annual operating earnings by approximately 4% to 6%. The risk of decreased asset-based and asset management fees could also impact our estimates of total gross profits used as a basis for amortizing deferred policy acquisition costs and other actuarial balances. For further discussion, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Deferred Policy Acquisition Costs and Other Actuarial Balances."

The selection of a 10% unfavorable change in the equity markets should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event. Our exposure will change as a result of changes in our mix of business.

We also have equity risk associated with (1) fixed deferred annuity contracts that credit interest to customers based on changes in an external equity index; (2) variable annuity contracts that have a GMWB rider that allows the customer to make withdrawals of a specified annual amount, either for a fixed number of years or for the lifetime of the customer, even if the account value is reduced to zero; (3) variable annuity contracts that have a guaranteed minimum death benefit ("GMDB") that allows the death benefit to be paid, even if the account value has fallen below the GMDB amount; (4) investment-type contracts in which the return is tied to an external equity index and (5) investment-type contracts in which the return is subject to minimum contractual guarantees. We are also subject to equity risk based upon the assets that support our employee benefit plans. For further discussion of equity risk associated with these plans, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Benefit Plans."

Use of Derivatives to Manage Equity Risk. We economically hedge the fixed deferred annuity product, where the interest credited is linked to an external equity index, by purchasing options that match the product's profile. We economically hedge the GMWB exposure, which includes interest rate risk and equity risk, using futures, options and interest rate swaps. We economically hedge the investment contract exposure to an external equity index using equity call options. The fair value of both the GMWB embedded derivative and associated hedging instruments are sensitive to financial market conditions and the variance related to the change in fair value of these items for a given period is largely dependent on market conditions at the end of the period. We economically hedge these exposures, which includes interest rate risk and equity risk, using futures, options and interest rate swaps with notional amounts of $455.6 million, $1,811.8 million, and $2,904.8 million, respectively.

Credit Risk

Credit risk relates to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest. Our ability to manage credit risk is essential to our business and our profitability. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments" for additional information about credit risk.

Use of Derivatives to Diversify or Hedge Credit Risk. We purchase credit default swaps to hedge credit exposures in our investment portfolio and total return swaps to hedge our investment portfolio from credit losses. We sell credit default swaps to offer credit protection to investors when entering into synthetic replicating transactions. When selling credit protection, if there is an event of default by the referenced name, we are obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced security. For further information on credit derivatives sold, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 5, Derivative Financial Instruments" under the caption, "Credit Derivatives Sold."

We economically hedged credit exposure in our portfolio by purchasing credit default swaps with a notional amount of $359.8 million and $607.0 million and total return swaps of $100.0 million and $15.0 million as of December 31, 2012 and December 31, 2011, respectively. We had credit exposure through credit default swaps with a notional amount of $110.4 million and $147.4 million as of December 31, 2012 and December 31, 2011, respectively, by investing in various tranches of synthetic collateralized debt obligations. In addition, we sold credit default swaps creating replicated assets with a notional amount of $908.1 million and $775.9 million as of December 31, 2012 and December 31, 2011, respectively.

Derivative Counterparty Risk

In conjunction with our use of derivatives, we are exposed to counterparty risk, or the risk that the counterparty fails to perform the terms of the derivative contract. We actively manage this risk by:

- obtaining approval of all new counterparties by the Investment Committee;
- establishing exposure limits that take into account non-derivative exposure we have with the counterparty as well as derivative exposure;
- performing similar credit analysis prior to approval on each derivatives counterparty that we do when lending money on a long-term basis;
- diversifying our risk across numerous approved counterparties;
- implementing credit support annex (collateral) agreements ("CSAs") with a majority of our counterparties to further limit counterparty exposures, which provide for netting of exposures;
- limiting exposure to A credit or better for counterparties without CSAs;
- conducting stress-test analysis to determine the maximum exposure created during the life of a prospective transaction and
- daily monitoring of counterparty credit ratings, exposures and associated collateral levels.

We believe the risk of incurring losses due to nonperformance by our counterparties is manageable. For further information on derivatives, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 5, Derivative Financial Instruments."

Based on our accounting policy, our disclosed exposure measures the fair value of derivatives that have become favorable to us and, therefore, is a combined credit exposure if all of the involved counterparties failed to fulfill their obligations. In the hypothetical scenario where all of our counterparties fail to fulfill their obligations, our exposure would be $1,086.7 million; however, including collateral received our exposure would be reduced to $838.7 million at December 31, 2012. For further information on derivative exposure, see Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 5, Derivative Financial Instruments" under the caption, "Exposure."

We manage our exposure on a net basis, whereby we net positive and negative exposures for each counterparty with agreements in place. Netting positive and negative exposures would yield an exposure of $247.6 million, which is reduced to zero with pledged collateral at December 31, 2012. As of December 31, 2012, we held total collateral of $248.0 million in the form of cash and securities and we posted $296.9 million in cash and securities as collateral to our counterparties. We have not incurred any material losses on derivative financial instruments due to counterparty nonperformance. As a result of our management of our counterparty risk and the collateralization of our derivative portfolio, any deterioration in our derivative counterparties' credit would not materially impact our financial statements as of December 31, 2012.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Principal Financial Group, Inc.

We have audited Principal Financial Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Management of Principal Financial Group, Inc. ("the Company") is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Principal Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Principal Financial Group, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 13, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Des Moines, Iowa
February 13, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Principal Financial Group, Inc.

We have audited the accompanying consolidated statements of financial position of Principal Financial Group, Inc. ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Financial Group, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, the Company changed its methods of accounting for the capitalization of deferred policy acquisition costs effective January 1, 2012, for credit derivatives embedded in beneficial interests in securitized financial assets effective July 1, 2010 and for variable interest entities effective January 1, 2010. In addition, the Company has elected to change its methods of accounting for the cost of long duration universal life and variable universal life reinsurance contracts and for the estimated gross profits of these contracts effective January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Des Moines, Iowa
February 13, 2013

Principal Financial Group, Inc.
Consolidated Statements of Financial Position

	December 31, 2012	December 31, 2011 (As adjusted)
	(in millions)	
Assets		
Fixed maturities, available-for-sale (2012 and 2011 include $194.6 million and $214.2 million related to consolidated variable interest entities)	**$ 50,939.3**	$ 49,006.7
Fixed maturities, trading (2012 and 2011 include $110.4 million and $132.4 million related to consolidated variable interest entities)	**626.7**	971.7
Equity securities, available-for-sale	**136.5**	77.1
Equity securities, trading (2012 and 2011 include $0.0 million and $207.6 million related to consolidated variable interest entities)	**252.8**	404.8
Mortgage loans	**11,519.7**	10,727.2
Real estate	**1,180.3**	1,092.9
Policy loans	**864.9**	885.1
Other investments (2012 and 2011 include $80.3 million and $97.8 million related to consolidated variable interest entities and $113.9 million and $97.5 million measured at fair value under the fair value option)	**3,291.1**	2,985.8
Total investments	**68,811.3**	66,151.3
Cash and cash equivalents (2012 and 2011 include $0.0 million and $317.7 million related to consolidated variable interest entities)	**4,177.2**	2,833.9
Accrued investment income	**584.4**	615.2
Premiums due and other receivables	**1,084.4**	1,196.5
Deferred policy acquisition costs	**2,673.8**	2,428.0
Property and equipment	**464.2**	457.2
Goodwill	**543.4**	482.3
Other intangibles	**927.2**	890.6
Separate account assets	**81,653.8**	71,364.4
Other assets	**1,006.8**	942.3
Total assets	**$161,926.5**	$147,361.7
Liabilities		
Contractholder funds	**$ 37,786.5**	$ 37,676.4
Future policy benefits and claims	**22,436.2**	20,210.4
Other policyholder funds	**716.4**	548.6
Short-term debt	**40.8**	105.2
Long-term debt	**2,671.3**	1,564.8
Income taxes currently payable	**15.3**	3.1
Deferred income taxes	**626.5**	208.7
Separate account liabilities	**81,653.8**	71,364.4
Other liabilities (2012 and 2011 include $302.9 million and $565.2 million related to consolidated variable interest entities, of which $85.0 million and $88.4 million are measured at fair value under the fair value option)	**6,146.1**	6,286.2
Total liabilities	**152,092.9**	137,967.8
Redeemable noncontrolling interest	**60.4**	22.2
Stockholders' equity		
Series A preferred stock, par value $.01 per share with liquidation preference of $100 per share — 3.0 million shares authorized, issued and outstanding in 2012 and 2011	**—**	—
Series B preferred stock, par value $.01 per share with liquidation preference of $25 per share — 10.0 million shares authorized, issued and outstanding in 2012 and 2011	**0.1**	0.1
Common stock, par value $.01 per share — 2,500.0 million shares authorized, 453.5 million and 450.3 million shares issued, and 293.8 million and 301.1 million shares outstanding in 2012 and 2011	**4.5**	4.5
Additional paid-in capital	**9,730.9**	9,634.7
Retained earnings	**4,940.2**	4,402.3
Accumulated other comprehensive income	**631.9**	258.0
Treasury stock, at cost (159.7 million and 149.2 million shares in 2012 and 2011)	**(5,554.4)**	(5,281.7)
Total stockholders' equity attributable to Principal Financial Group, Inc.	**9,753.2**	9,017.9
Noncontrolling interest	**20.0**	353.8
Total stockholders' equity	**9,773.2**	9,371.7
Total liabilities and stockholders' equity	**$161,926.5**	$147,361.7

See accompanying notes.

Principal Financial Group, Inc.
Consolidated Statements of Operations

	For the year ended December 31,		
	2012	2011	2010
		(As adjusted)	(As adjusted)
	(in millions, except per share data)		
Revenues			
Premiums and other considerations	**$3,219.4**	$2,891.0	$3,555.5
Fees and other revenues	**2,626.7**	2,526.7	2,337.1
Net investment income	**3,254.9**	3,375.3	3,495.8
Net realized capital gains, excluding impairment losses on available-for-sale securities	**232.7**	75.0	50.0
Total other-than-temporary impairment losses on available-for-sale securities	**(135.9)**	(147.6)	(296.3)
Other-than-temporary impairment losses on fixed maturities, available-for-sale reclassified to (from) other comprehensive income	**17.3**	(49.7)	56.1
Net impairment losses on available-for-sale securities	**(118.6)**	(197.3)	(240.2)
Net realized capital gains (losses)	**114.1**	(122.3)	(190.2)
Total revenues	**9,215.1**	8,670.7	9,198.2
Expenses			
Benefits, claims and settlement expenses	**5,123.9**	4,616.6	5,204.3
Dividends to policyholders	**197.7**	210.2	219.9
Operating expenses	**2,934.1**	2,950.8	2,988.3
Total expenses	**8,255.7**	7,777.6	8,412.5
Income before income taxes	**959.4**	893.1	785.7
Income taxes	**134.7**	204.2	104.9
Net income	**824.7**	688.9	680.8
Net income attributable to noncontrolling interest	**18.8**	36.2	17.9
Net income attributable to Principal Financial Group, Inc.	**805.9**	652.7	662.9
Preferred stock dividends	**33.0**	33.0	33.0
Net income available to common stockholders	**$ 772.9**	$ 619.7	$ 629.9
Earnings per common share			
Basic earnings per common share	**$ 2.60**	$ 1.97	$ 1.97
Diluted earnings per common share	**$ 2.57**	$ 1.95	$ 1.95

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	For the year ended December 31,		
	2012	**2011**	**2010**
		(As adjusted)	(As adjusted)
		(in millions)	
Net income	**$ 824.7**	$ 688.9	$ 680.8
Other comprehensive income (loss), net:			
Net unrealized gains on available-for-sale securities	**557.6**	208.6	1,113.5
Noncredit component of impairment losses on fixed maturities, available-for-sale	**(6.7)**	31.0	(33.7)
Net unrealized gains (losses) on derivative instruments	**(43.6)**	23.6	12.9
Foreign currency translation adjustment	**(4.8)**	(139.5)	31.9
Net unrecognized postretirement benefit obligation	**(127.4)**	(172.9)	208.0
Other comprehensive income (loss)	**375.1**	(49.2)	1,332.6
Comprehensive income	**1,199.8**	639.7	2,013.4
Comprehensive income attributable to noncontrolling interest	**20.0**	35.7	18.1
Comprehensive income attributable to Principal Financial Group, Inc.	**$1,179.8**	$ 604.0	$1,995.3

See accompanying notes.

Principal Financial Group, Inc.
Consolidated Statements of Stockholders' Equity

	Series A preferred stock	Series B preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Noncontrolling interest	Total stockholders' equity
	(in millions)								
Balances at January 1, 2010 (as adjusted)	$ —	$0.1	$4.5	$9,492.9	$3,584.1	$(1,061.8)	$(4,722.7)	$ 122.9	$7,420.0
Common stock issued	—	—	—	20.6	—	—	—	—	20.6
Stock-based compensation and additional related tax benefits	—	—	—	50.3	(2.3)	—	—	—	48.0
Treasury stock acquired, common	—	—	—	—	—	—	(2.6)	—	(2.6)
Dividends to common stockholders	—	—	—	—	(176.2)	—	—	—	(176.2)
Dividends to preferred stockholders	—	—	—	—	(33.0)	—	—	—	(33.0)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(7.8)	(7.8)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	24.0	24.0
Effects of implementation of accounting change related to variable interest entities, net	—	—	—	—	(10.7)	10.7	—	—	—
Effects of electing fair value option for fixed maturities upon implementation of accounting change related to embedded credit derivatives, net	—	—	—	—	(25.4)	25.4	—	—	—
Net income	—	—	—	—	662.9	—	—	17.9	680.8
Other comprehensive income	—	—	—	—	—	1,332.4	—	0.2	1,332.6
Balances at December 31, 2010 (as adjusted)	—	0.1	4.5	9,563.8	3,999.4	306.7	(4,725.3)	157.2	9,306.4
Common stock issued	—	—	—	25.9	—	—	—	—	25.9
Stock-based compensation and additional related tax benefits	—	—	—	47.0	(3.1)	—	—	—	43.9
Treasury stock acquired, common	—	—	—	—	—	—	(556.4)	—	(556.4)
Dividends to common stockholders	—	—	—	—	(213.7)	—	—	—	(213.7)
Dividends to preferred stockholders	—	—	—	—	(33.0)	—	—	—	(33.0)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(9.8)	(9.8)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	174.6	174.6
Purchase of subsidiary shares from noncontrolling interest	—	—	—	(2.0)	—	—	—	(3.7)	(5.7)
Net income (excludes $0.2 million attributable to redeemable noncontrolling interest)	—	—	—	—	652.7	—	—	36.0	688.7
Other comprehensive loss	—	—	—	—	—	(48.7)	—	(0.5)	(49.2)
Balances at December 31, 2011 (as adjusted)	—	0.1	4.5	9,634.7	4,402.3	258.0	(5,281.7)	353.8	9,371.7
Common stock issued	—	—	—	**28.9**	—	—	—	—	**28.9**
Stock-based compensation and additional related tax benefits	—	—	—	**67.3**	**(3.7)**	—	—	—	**63.6**
Treasury stock acquired, common	—	—	—	—	—	—	**(272.7)**	—	**(272.7)**
Dividends to common stockholders	—	—	—	—	**(231.3)**	—	—	—	**(231.3)**
Dividends to preferred stockholders	—	—	—	—	**(33.0)**	—	—	—	(33.0)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	**(10.7)**	**(10.7)**
Contributions from noncontrolling interest	—	—	—	—	—	—	—	**13.1**	**13.1**
Deconsolidation of certain variable interest entities	—	—	—	—	—	—	—	**(353.2)**	**(353.2)**
Net income (excludes $1.9 million attributable to redeemable noncontrolling interest)	—	—	—	—	**805.9**	—	—	**16.9**	**822.8**
Other comprehensive income (excludes $1.1 million attributable to redeemable noncontrolling interest)	—	—	—	—	—	**373.9**	—	**0.1**	**374.0**
Balances at December 31, 2012	**$ —**	**$0.1**	**$4.5**	**$9,730.9**	**$4,940.2**	**$ 631.9**	**$(5,554.4)**	**$ 20.0**	**$9,773.2**

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31,		
	2012	2011	2010
		(As adjusted)	(As adjusted)
		(in millions)	
Operating activities			
Net income	**$ 824.7**	$ 688.9	$ 680.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred policy acquisition costs	**92.6**	260.3	268.7
Additions to deferred policy acquisition costs	**(435.3)**	(349.6)	(329.7)
Accrued investment income	**30.8**	50.9	25.8
Net cash flows for trading securities	**335.8**	110.8	188.3
Premiums due and other receivables	**70.6**	(130.2)	(102.3)
Contractholder and policyholder liabilities and dividends	**2,054.7**	1,201.4	1,303.9
Current and deferred income taxes	**20.4**	20.4	41.2
Net realized capital (gains) losses	**(114.1)**	122.3	190.2
Depreciation and amortization expense	**141.3**	115.8	164.7
Mortgage loans held for sale, acquired or originated	**(48.0)**	(132.3)	(60.6)
Mortgage loans held for sale, sold or repaid, net of gain	**90.0**	82.0	61.2
Real estate acquired through operating activities	**(46.4)**	(37.4)	—
Real estate sold through operating activities	**43.9**	141.8	121.6
Stock-based compensation	**63.8**	43.4	47.6
Other	**(43.9)**	524.8	190.3
Net adjustments	**2,256.2**	2,024.4	2,110.9
Net cash provided by operating activities	**3,080.9**	2,713.3	2,791.7
Investing activities			
Available-for-sale securities:			
Purchases	**(8,263.9)**	(6,742.4)	(7,187.9)
Sales	**1,303.7**	980.7	1,684.6
Maturities	**6,647.5**	5,760.8	5,161.3
Mortgage loans acquired or originated	**(2,538.4)**	(1,484.9)	(1,272.0)
Mortgage loans sold or repaid	**1,668.0**	1,793.1	1,798.0
Real estate acquired	**(151.8)**	(129.9)	(53.8)
Net purchases of property and equipment	**(38.9)**	(56.9)	(21.5)
Purchase of interests in subsidiaries, net of cash acquired	**(80.4)**	(270.5)	—
Net change in other investments	**(157.2)**	(52.1)	(81.2)
Net cash provided by (used in) investing activities	**(1,611.4)**	(202.1)	27.5
Financing activities			
Issuance of common stock	**28.9**	25.9	20.6
Acquisition of treasury stock	**(272.7)**	(556.4)	(2.6)
Proceeds from financing element derivatives	**51.8**	75.9	79.3
Payments for financing element derivatives	**(49.9)**	(46.5)	(46.5)
Excess tax benefits from share-based payment arrangements	**10.8**	2.0	1.0
Dividends to common stockholders	**(231.3)**	(213.7)	(176.2)
Dividends to preferred stockholders	**(33.0)**	(33.0)	(33.0)
Issuance of long-term debt	**1,493.4**	—	2.3
Principal repayments of long-term debt	**(450.6)**	(12.2)	(11.1)
Net proceeds from (repayments of) short-term borrowings	**(68.8)**	3.2	1.7
Investment contract deposits	**6,900.4**	6,302.1	4,283.8
Investment contract withdrawals	**(7,522.6)**	(7,079.0)	(7,343.4)
Net increase (decrease) in banking operation deposits	**32.0**	(18.5)	46.2
Other	**(14.6)**	(4.5)	(4.3)
Net cash used in financing activities	**(126.2)**	(1,554.7)	(3,182.2)
Net increase (decrease) in cash and cash equivalents	**1,343.3**	956.5	(363.0)
Cash and cash equivalents at beginning of period	**2,833.9**	1,877.4	2,240.4
Cash and cash equivalents at end of period	**$ 4,177.2**	$ 2,833.9	$ 1,877.4
Supplemental Information:			
Cash paid for interest	**$ 127.7**	$ 154.1	$ 123.4
Cash paid for income taxes	**$ 82.7**	$ 152.8	$ 55.2

See accompanying notes.

1. Nature of Operations and Significant Accounting Policies

Description of Business

Principal Financial Group, Inc. ("PFG"), along with its consolidated subsidiaries, is a diversified financial services organization engaged in promoting retirement savings and investment and insurance products and services in the U.S. and selected international markets.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of PFG and all other entities in which we directly or indirectly have a controlling financial interest as well as those variable interest entities ("VIEs") in which we are the primary beneficiary. Entities in which we have significant management influence over the operating and financing decisions but are not required to consolidate, other than investments accounted for at fair value under the fair value option, are reported using the equity method. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated.

Reclassifications have been made to prior period financial statements to conform to the December 31, 2012, presentation.

Closed Block

Principal Life Insurance Company ("Principal Life") operates a closed block ("Closed Block") for the benefit of individual participating dividend-paying policies in force at the time of the 1998 mutual insurance holding company ("MIHC") formation. See Note 6, Closed Block, for further details.

Accounting Changes

In October 2010, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that modifies the definition of the types of costs incurred by insurance entities that can be capitalized in the successful acquisition of new or renewal insurance contracts. Capitalized costs should include incremental direct costs of contract acquisition, as well as certain costs related directly to acquisition activities such as underwriting, policy issuance and processing, medical and inspection and sales force contract selling. This guidance was effective for us on January 1, 2012, and we adopted the guidance retrospectively.

Effective January 1, 2012, we elected to change our methods of accounting for the cost of long duration universal life and variable universal life reinsurance contracts and for the estimated gross profits ("EGPs") of these contracts. These changes are collectively referred to as the "Reinsurance Accounting Change". Under our previous method, we recognized all reinsurance cash flows as part of the net cost of reinsurance and amortized this balance over the estimated lives of the underlying policies in proportion to the pattern of EGPs on the underlying policies. Under the new method, any difference between actual and expected reinsurance cash flows is recognized in earnings immediately instead of being deferred and amortized over the life of the underlying policies. In conjunction with this change, we also changed our policy for determining EGPs relating to these contracts to include the difference between actual and expected reinsurance cash flows, where previously these effects had not been included. We adopted the new policies because we believe that they better reflect the economics of our reinsurance transactions by accounting for direct claims and related reinsurance recoveries in the same period. In addition, the new policies are consistent with our intent to purchase reinsurance to protect us against large and unexpected claims.

Comparative amounts from prior periods have been adjusted to apply the new deferred policy acquisition cost ("DPAC") guidance ("DPAC Guidance") and the Reinsurance Accounting Change retrospectively in these financial statements.

1. Nature of Operations and Significant Accounting Policies — (continued)

Our retrospective adoption of the DPAC Guidance and the Reinsurance Accounting Change resulted in reductions to the opening balances of retained earnings and accumulated other comprehensive income ("AOCI") as of January 1, 2010, as shown in the following table.

	Impact on opening balance as of January 1, 2010	Attributed to DPAC Guidance	Attributed to Reinsurance Accounting Change
	(in millions)		
Retained earnings	$(576.6)	$(555.8)	$(20.8)
Accumulated other comprehensive income	(19.8)	(19.9)	0.1

The following tables show the prior period financial statement line items that were affected by the DPAC Guidance and the Reinsurance Accounting Change.

Consolidated Statements of Financial Position

	December 31, 2011				
				Change attributed to	
	As adjusted	As originally reported	Effect of change	DPAC Guidance	Reinsurance Accounting Change (1)
	(in millions)				
Assets					
Other investments	$ 2,985.8	$ 2,988.0	$ (2.2)	$ (2.2)	$ —
Premiums due and other receivables	1,196.5	1,245.2	(48.7)	—	(48.7)
Deferred policy acquisition costs	2,428.0	3,313.5	(885.5)	(884.4)	(1.1)
Liabilities					
Future policy benefits and claims	20,210.4	20,207.9	2.5	—	2.5
Other policyholder funds	548.6	543.7	4.9	7.0	(2.1)
Deferred income taxes	208.7	533.4	(324.7)	(307.1)	(17.6)
Stockholders' equity					
Retained earnings	4,402.3	5,077.5	(675.2)	(642.0)	(33.2)
Accumulated other comprehensive income	258.0	201.9	56.1	55.5	0.6

1. Nature of Operations and Significant Accounting Policies — (continued)

Consolidated Statements of Operations

	For the year ended December 31, 2011				
				Change attributed to	
	As adjusted	As originally reported	Effect of change	DPAC Guidance	Reinsurance Accounting Change (1)
	(in millions, except per share data)				
Revenue					
Fees and other revenues	$2,526.7	$2,565.1	$ (38.4)	$ 0.7	$ (39.1)
Net investment income	3,375.3	3,375.8	(0.5)	(0.5)	—
Expenses					
Benefits, claims and settlement expenses	4,616.6	4,454.1	162.5	(0.1)	162.6
Operating expenses	2,950.8	3,057.7	(106.9)	14.8	(121.7)
Income before income taxes	893.1	987.6	(94.5)	(14.5)	(80.0)
Income taxes	204.2	236.4	(32.2)	(4.2)	(28.0)
Net income	$ 688.9	$ 751.2	$ (62.3)	$(10.3)	$ (52.0)
Net income available to common stockholders	$ 619.7	$ 682.0	$ (62.3)	$(10.3)	$ (52.0)
Earnings per common share					
Basic earnings per common share	$ 1.97	$ 2.17	$ (0.20)	$(0.03)	$ (0.17)
Diluted earnings per common share	$ 1.95	$ 2.15	$ (0.20)	$(0.03)	$ (0.17)

	For the year ended December 31, 2010				
				Change attributed to	
	As adjusted	As originally reported	Effect of change	DPAC Guidance	Reinsurance Accounting Change
	(in millions, except per share data)				
Revenue					
Fees and other revenues	$2,337.1	$2,298.1	$ 39.0	$ 1.8	$ 37.2
Net investment income	3,495.8	3,496.5	(0.7)	(0.7)	—
Net realized capital gains, excluding impairment losses on available-for-sale securities	50.0	48.7	1.3	1.3	—
Expenses					
Benefits, claims and settlement expenses	5,204.3	5,338.4	(134.1)	0.1	(134.2)
Operating expenses	2,988.3	2,759.0	229.3	118.7	110.6
Income before income taxes	785.7	841.3	(55.6)	(116.4)	60.8
Income taxes	104.9	124.1	(19.2)	(40.5)	21.3
Net income	$ 680.8	$ 717.2	$ (36.4)	$ (75.9)	$ 39.5
Net income available to common stockholders	$ 629.9	$ 666.3	$ (36.4)	$ (75.9)	$ 39.5
Earnings per common share					
Basic earnings per common share	$ 1.97	$ 2.08	$ (0.11)	$ (0.24)	$ 0.13
Diluted earnings per common share	$ 1.95	$ 2.06	$ (0.11)	$ (0.23)	$ 0.12

(1) In the second quarter of 2011, we made various routine adjustments to our model and assumptions in our individual life insurance business. When we updated our actuarial models for the Reinsurance Accounting Change, several of the components of our integrated insurance accounting model were impacted, resulting in changes to various balance sheet and income statement line items. While the same model and assumptions were used to derive both the "as originally reported" and "as adjusted" balances, the financial statement impacts of the model and assumption changes upon adjustment were different than previously reported because of changes to the pattern of EGPs caused by the application of our Reinsurance Accounting Change.

1. Nature of Operations and Significant Accounting Policies — (continued)

The following tables show the impact of the Reinsurance Accounting Change on the current period financial statements.

Consolidated Statements of Financial Position

	December 31, 2012		
	New reinsurance accounting method	Former reinsurance accounting method	Effect of Reinsurance Accounting Change
		(in millions)	
Assets			
Premiums due and other receivables	$ 1,084.4	$ 1,117.6	$(33.2)
Deferred policy acquisition costs	2,673.8	2,653.2	20.6
Liabilities			
Future policy benefits and claims	22,436.2	22,437.0	(0.8)
Other policyholder funds	716.4	710.6	5.8
Deferred income taxes	626.5	632.6	(6.1)
Stockholders' equity			
Retained earnings	4,940.2	4,978.9	(38.7)
Accumulated other comprehensive income	631.9	604.7	27.2

Consolidated Statements of Operations

	For the year ended December 31, 2012		
	New reinsurance accounting method	Former reinsurance accounting method	Effect of Reinsurance Accounting Change
	(in millions, except per share data)		
Revenue			
Fees and other revenues	$2,626.7	$2,635.7	$ (9.0)
Expenses			
Benefits, claims and settlement expenses	5,123.9	5,098.9	25.0
Operating expenses	2,934.1	2,959.7	(25.6)
Income before income taxes	959.4	967.8	(8.4)
Income taxes	134.7	137.6	(2.9)
Net income	$ 824.7	$ 830.2	$ (5.5)
Net income available to common stockholders	$ 772.9	$ 778.4	$ (5.5)
Earnings per common share			
Basic earnings per common share	$ 2.60	$ 2.62	$(0.02)
Diluted earnings per common share	$ 2.57	$ 2.59	$(0.02)

Certain of the current and prior period line items in the consolidated statements of cash flows, stockholders' equity and comprehensive income were affected by the DPAC Guidance and the Reinsurance Accounting Change. All of the line item changes in the consolidated statements of cash flows were included in the operating activities section and the changes in the consolidated statements of stockholders' equity and comprehensive income have largely been addressed through the preceding disclosures.

Recent Accounting Pronouncements

In July 2012, the FASB issued authoritative guidance that amends how indefinite-lived intangible assets are tested for impairment. The amendments provide an option to perform a qualitative assessment to determine whether it is necessary to perform the annual fair value calculation impairment test. This new guidance is effective for our 2013 indefinite-lived intangible asset impairment testing and is not expected to have a material impact on our consolidated financial statements.

1. Nature of Operations and Significant Accounting Policies — (continued)

In December 2011, the FASB issued authoritative guidance related to balance sheet offsetting. The new guidance requires disclosures about assets and liabilities that are offset or have the potential to be offset. These disclosures are intended to address differences in the asset and liability offsetting requirements under U.S. GAAP and International Financial Reporting Standards. This new guidance will be effective for us for interim and annual reporting periods beginning January 1, 2013, with retrospective application required, and is not expected to have a material impact on our consolidated financial statements.

Also in December 2011, the FASB issued authoritative guidance that requires a reporting entity to follow the real estate sales guidance when the reporting entity ceases to have a controlling financial interest in a subsidiary that is in-substance real estate as a result of a default on the subsidiary's nonrecourse debt. This guidance will be effective for us on January 1, 2013, and is not expected to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued authoritative guidance that amends how goodwill is tested for impairment. The amendments provide an option to perform a qualitative assessment to determine whether it is necessary to perform the annual two-step quantitative goodwill impairment test. This guidance was effective for our 2012 goodwill impairment test and did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued authoritative guidance that changes the presentation of comprehensive income in the financial statements. The new guidance eliminates the presentation options contained in current guidance and instead requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that show the components of net income and other comprehensive income ("OCI"), including adjustments for items that are reclassified from other comprehensive income to net income. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued a final standard to defer the new requirement to present classification adjustments out of OCI to net income on the face of the financial statements. All other requirements contained in the original statement on comprehensive income are still effective. This guidance was effective for us on January 1, 2012, and did not have a material impact on our consolidated financial statements. The required disclosures are included in our consolidated financial statements. See Note 13, Stockholders' Equity, for further details.

In May 2011, the FASB issued authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and makes other amendments but does not require additional fair value measurements. This guidance was effective for us on January 1, 2012, and did not have a material impact on our consolidated financial statements. See Note 14, Fair Value Measurements, for further details.

In April 2011, the FASB issued authoritative guidance that modifies the criteria for determining when repurchase agreements would be accounted for as secured borrowings as opposed to sales. The guidance was effective for us on January 1, 2012, for new transfers and modifications to existing transactions and did not have a material impact on our consolidated financial statements.

Also in April 2011, the FASB issued authoritative guidance which clarifies when creditors should classify a loan modification as a troubled debt restructuring ("TDR"). A TDR occurs when a creditor grants a concession to a debtor experiencing financial difficulties. Loans denoted as a TDR are considered impaired and are specifically reserved for when calculating the allowance for credit losses. This guidance also ended the indefinite deferral issued in January 2011 surrounding new disclosures on loans classified as a TDR required as part of the credit quality disclosures guidance issued in July 2010. This guidance was effective for us on July 1, 2011, and was applied retrospectively to restructurings occurring on or after January 1, 2011. This guidance did not have a material impact on our consolidated financial statements. See Note 4, Investments, for further details.

1. Nature of Operations and Significant Accounting Policies — (continued)

In July 2010, the FASB issued authoritative guidance that requires new and expanded disclosures related to the credit quality of financing receivables and the allowance for credit losses. Reporting entities are required to provide qualitative and quantitative disclosures on the allowance for credit losses, credit quality, impaired loans, modifications and nonaccrual and past due financing receivables. The disclosures are required to be presented on a disaggregated basis by portfolio segment and class of financing receivable. Disclosures required by the guidance that relate to the end of a reporting period were effective for us in our December 31, 2010, consolidated financial statements. Disclosures required by the guidance that relate to an activity that occurs during a reporting period were effective for us on January 1, 2011, and did not have a material impact on our consolidated financial statements. See Note 4, Investments, for further details.

In April 2010, the FASB issued authoritative guidance addressing how investments held through the separate accounts of an insurance entity affect the entity's consolidation analysis. This guidance clarifies that an insurance entity should not consider any separate account interests held for the benefit of policyholders in an investment to be the insurer's interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation. This guidance was effective for us on January 1, 2011, and did not have a material impact on our consolidated financial statements.

In March 2010, the FASB issued authoritative guidance that amends and clarifies the guidance on evaluation of credit derivatives embedded in beneficial interests in securitized financial assets, including asset-backed securities ("ABS"), credit-linked notes, collateralized loan obligations and collateralized debt obligations ("CDOs"). This guidance eliminates the scope exception for bifurcation of embedded credit derivatives in interests in securitized financial assets, unless they are created solely by subordination of one financial instrument to another. We adopted this guidance effective July 1, 2010, and within the scope of this guidance reclassified fixed maturities with a fair value of $75.3 million from available-for-sale to trading. The cumulative change in accounting principle related to unrealized losses on these fixed maturities resulted in a net $25.4 million decrease to retained earnings, with a corresponding increase to AOCI.

In January 2010, the FASB issued authoritative guidance that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable U.S. GAAP guidance and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities. This guidance was effective for us on January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements, which were effective for us on January 1, 2011. This guidance did not have a material impact on our consolidated financial statements. See Note 14, Fair Value Measurements, for further details.

In June 2009, the FASB issued authoritative guidance related to the accounting for VIEs, which amends prior guidance and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise with (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. In addition, this guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. Furthermore, we are required to enhance disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a VIE. We adopted this guidance prospectively effective January 1, 2010. Due to the implementation of this guidance, certain previously unconsolidated VIEs were consolidated and certain previously consolidated VIEs were deconsolidated. The cumulative change in accounting principle from adopting this guidance resulted in a net $10.7 million decrease to retained earnings and a net $10.7 million increase to AOCI. In February 2010, the FASB issued an amendment to this guidance. The amendment indefinitely defers the consolidation requirements for reporting enterprises' interests in entities that have the characteristics of investment companies and regulated money market funds. This amendment was effective January 1, 2010, and did not have a material impact to our consolidated financial statements. The required disclosures are included in our consolidated financial statements. See Note 3, Variable Interest Entities, for further details.

In June 2009, the FASB issued authoritative guidance to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement in transferred financial assets. The most significant change is the elimination of the concept of a

1. Nature of Operations and Significant Accounting Policies — (continued)

qualifying special-purpose entity ("QSPE"). Therefore, former QSPEs, as defined under previous accounting standards, should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. This guidance was effective for us on January 1, 2010, and did not have a material impact on our consolidated financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of our consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the consolidated financial statements and accompanying notes. The most critical estimates include those used in determining:

- the fair value of investments in the absence of quoted market values;
- investment impairments and valuation allowances;
- the fair value of and accounting for derivatives;
- the DPAC and other actuarial balances where the amortization is based on estimated gross profits;
- the measurement of goodwill, indefinite lived intangible assets, finite lived intangible assets and related impairments or amortization, if any;
- the liability for future policy benefits and claims;
- the value of our pension and other postretirement benefit obligations and
- accounting for income taxes and the valuation of deferred tax assets.

A description of such critical estimates is incorporated within the discussion of the related accounting policies that follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity date of three months or less when purchased.

Investments

Fixed maturities include bonds, ABS, redeemable preferred stock and certain nonredeemable preferred stock. Equity securities include mutual funds, common stock and nonredeemable preferred stock. We classify fixed maturities and equity securities as either available-for-sale or trading at the time of the purchase and, accordingly, carry them at fair value. See Note 14, Fair Value Measurements, for methodologies related to the determination of fair value. Unrealized gains and losses related to available-for-sale securities, excluding those in fair value hedging relationships, are reflected in stockholders' equity, net of adjustments related to DPAC, reinsurance assets or liabilities, sales inducements, unearned revenue reserves, policyholder liabilities, derivatives in cash flow hedge relationships and applicable income taxes. Unrealized gains and losses related to hedged portions of available-for-sale securities in fair value hedging relationships and mark-to-market adjustments on certain trading securities are reflected in net realized capital gains (losses). We also have a minimal amount of assets within trading securities portfolios that support investment strategies that involve the active and frequent purchase and sale of fixed maturities. Mark-to-market adjustments related to these trading securities are reflected in net investment income.

The cost of fixed maturities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturities and equity securities classified as available-for-sale is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are primarily reported in net income as a component of net realized capital gains (losses), with noncredit impairment losses for certain fixed maturities, available-for-sale reported in OCI. Interest income, as well as prepayment fees and the amortization of the related premium or discount, is reported in net investment income. For loan-backed and structured securities, we recognize income using a constant effective yield based on currently anticipated cash flows.

1. Nature of Operations and Significant Accounting Policies — (continued)

Real estate investments are reported at cost less accumulated depreciation. The initial cost basis of properties acquired through loan foreclosures are the lower of the fair market values of the properties at the time of foreclosure or the outstanding loan balance. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements and tenant improvement costs are depreciated on the straight-line method over the term of the related lease. We recognize impairment losses for properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost basis of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. The carrying amount of real estate held for sale was $87.0 million and $44.8 million as of December 31, 2012 and 2011, respectively. Any impairment losses and any changes in valuation allowances are reported in net income.

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Interest income, as well as prepayment of fees and the amortization of the related premium or discount, is reported in net investment income. Any changes in the valuation allowances are reported in net income as net realized capital gains (losses). We measure impairment based upon the difference between carrying value and estimated value less cost to sell. Estimated value is based on either the present value of expected cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral. If foreclosure is probable, the measurement of any valuation allowance is based upon the fair value of the collateral.

Net realized capital gains and losses on sales of investments are determined on the basis of specific identification. In general, in addition to realized capital gains and losses on investment sales and periodic settlements on derivatives not designated as hedges, we report gains and losses related to the following in net realized capital gains (losses): other-than-temporary impairments of securities and subsequent realized recoveries, mark-to-market adjustments on certain trading securities, mark-to-market adjustments on certain seed money investments, fair value hedge and cash flow hedge ineffectiveness, mark-to-market adjustments on derivatives not designated as hedges, changes in the mortgage loan valuation allowance provision and impairments of real estate held for investment. Investment gains and losses on sales of certain real estate held for sale that do not meet the criteria for classification as a discontinued operation and mark-to-market adjustments on trading securities that support investment strategies that involve the active and frequent purchase and sale of fixed maturities are reported as net investment income and are excluded from net realized capital gains (losses).

Policy loans and other investments, excluding investments in unconsolidated entities and commercial mortgage loans of consolidated VIEs for which the fair value option was elected, are primarily reported at cost.

Derivatives

Overview. Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices or the values of securities. Derivatives generally used by us include interest rate swaps, interest rate collars, swaptions, interest rate futures, currency swaps, currency forwards, currency options, equity options, equity futures, credit default swaps and total return swaps. Derivatives may be exchange traded or contracted in the over-the-counter market. Derivative positions are either assets or liabilities in the consolidated statements of financial position and are measured at fair value, generally by obtaining quoted market prices or through the use of pricing models. See Note 14, Fair Value Measurements, for policies related to the determination of fair value. Fair values can be affected by changes in interest rates, foreign exchange rates, financial indices, values of securities, credit spreads, and market volatility and liquidity.

Accounting and Financial Statement Presentation. We designate derivatives as either:

(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, including those denominated in a foreign currency ("fair value hedge");

(b) a hedge of a forecasted transaction or the exposure to variability of cash flows to be received or paid related to a recognized asset or liability, including those denominated in a foreign currency ("cash flow hedge");

(c) a hedge of a net investment in a foreign operation or

(d) a derivative not designated as a hedging instrument.

1. Nature of Operations and Significant Accounting Policies — (continued)

Our accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and the designation, as described above, and is determined when the derivative contract is entered into or at the time of redesignation. Hedge accounting is used for derivatives that are specifically designated in advance as hedges and that reduce our exposure to an indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period.

Fair Value Hedges. When a derivative is designated as a fair value hedge and is determined to be highly effective, changes in its fair value, along with changes in the fair value of the hedged asset, liability or firm commitment attributable to the hedged risk, are reported in net realized capital gains (losses). Any difference between the net change in fair value of the derivative and the hedged item represents hedge ineffectiveness.

Cash Flow Hedges. When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded as a component of OCI. Any hedge ineffectiveness is recorded immediately in net income. At the time the variability of cash flows being hedged impacts net income, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in net income.

Net Investment in a Foreign Operation Hedge. When a derivative is used as a hedge of a net investment in a foreign operation, its change in fair value, to the extent effective as a hedge, is recorded as a component of OCI. Any hedge ineffectiveness is recorded immediately in net income. If the foreign operation is sold or upon complete or substantially complete liquidation, the deferred gains or losses on the derivative instrument are reclassified into net income.

Non-Hedge Derivatives. If a derivative does not qualify or is not designated for hedge accounting, all changes in fair value are reported in net income without considering the changes in the fair value of the economically associated assets or liabilities.

Hedge Documentation and Effectiveness Testing. At inception, we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. This process includes associating all derivatives designated as fair value or cash flow hedges with specific assets or liabilities on the statement of financial position or with specific firm commitments or forecasted transactions. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative is highly effective and qualifies for hedge accounting treatment, the hedge might have some ineffectiveness.

We use qualitative and quantitative methods to assess hedge effectiveness. Qualitative methods may include monitoring changes to terms and conditions and counterparty credit ratings. Quantitative methods may include statistical tests including regression analysis and minimum variance and dollar offset techniques.

Termination of Hedge Accounting. We prospectively discontinue hedge accounting when (1) the criteria to qualify for hedge accounting is no longer met, e.g., a derivative is determined to no longer be highly effective in offsetting the change in fair value or cash flows of a hedged item; (2) the derivative expires, is sold, terminated or exercised or (3) we remove the designation of the derivative being the hedging instrument for a fair value or cash flow hedge.

If it is determined that a derivative no longer qualifies as an effective hedge, the derivative will continue to be carried on the consolidated statements of financial position at its fair value, with changes in fair value recognized prospectively in net realized capital gains (losses). The asset or liability under a fair value hedge will no longer be adjusted for changes in fair value pursuant to hedging rules and the existing basis adjustment is amortized to the consolidated statements of operations line associated with the asset or liability. The component of OCI related to discontinued cash flow hedges that are no longer highly effective is amortized to the consolidated statements of operations consistent with the net income impacts of the original hedged cash flows. If a cash flow hedge is discontinued because it is probable the hedged forecasted transaction will not occur, the deferred gain or loss is immediately reclassified from OCI into net income.

Embedded Derivatives. We purchase and issue certain financial instruments and products that contain a derivative that is embedded in the financial instrument or product. We assess whether this embedded derivative is clearly and closely related to the asset or liability that serves as its host contract. If we deem that the embedded derivative's terms are not clearly and closely related to the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the derivative is bifurcated from that contract and held at fair value on the consolidated statements of financial position, with changes in fair value reported in net income.

1. Nature of Operations and Significant Accounting Policies — (continued)

Contractholder and Policyholder Liabilities

Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for investment contracts and reserves for universal life, term life insurance, participating traditional individual life insurance, group life insurance, accident and health insurance and disability income policies, as well as a provision for dividends on participating policies.

Investment contracts are contractholders' funds on deposit with us and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges and withdrawals plus credited interest. Reserves for universal life insurance contracts are equal to cumulative deposits less charges plus credited interest, which represents the account balances that accrue to the benefit of the policyholders.

We hold additional reserves on certain long duration contracts where benefit features result in gains in early years followed by losses in later years, universal life/variable universal life contracts that contain no lapse guarantee features, or annuities with guaranteed minimum death benefits.

Reserves for nonparticipating term life insurance and disability income contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on our experience. Mortality, morbidity and withdrawal rate assumptions are based on our experience and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rates and mortality rates guaranteed in calculating the cash surrender values described in the contract.

Participating business represented approximately 13%, 15% and 16% of our life insurance in force and 47%, 50% and 53% of the number of life insurance policies in force at December 31, 2012, 2011 and 2010, respectively. Participating business represented approximately 43%, 47% and 49% of life insurance premiums for the years ended December 31, 2012, 2011 and 2010, respectively. The amount of dividends to policyholders is declared annually by Principal Life's Board of Directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Principal Life. At the end of the reporting period, Principal Life establishes a dividend liability for the pro rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of our policies and contracts require payment of fees or other policyholder assessments in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue liabilities upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, we believe that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in net income.

Recognition of Premiums and Other Considerations, Fees and Other Revenues and Benefits

Traditional individual life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life and term life insurance policies. Premiums from these products are recognized as premium revenue when due. Related policy benefits and expenses for individual life products are associated with earned premiums and result in the recognition of profits over the expected term of the policies and contracts.

Immediate annuities with life contingencies include products with fixed and guaranteed annuity considerations and benefits and consist principally of group and individual single premium annuities with life contingencies. Annuity considerations from these products are recognized as revenue. However, the collection of these annuity considerations does not represent the completion of the earnings process, as we establish annuity reserves, using estimates for mortality and investment assumptions, which include provision for adverse deviation as required by U.S. GAAP. We anticipate profits to emerge over the life of the annuity products as we earn investment income, pay benefits and release reserves.

1. Nature of Operations and Significant Accounting Policies — (continued)

Group life and health insurance premiums are generally recorded as premium revenue over the term of the coverage. Certain group contracts contain experience premium refund provisions based on a pre-defined formula that reflects their claim experience. Experience premium refunds reduce revenue over the term of the coverage and are adjusted to reflect current experience. Related policy benefits and expenses for group life and health insurance products are associated with earned premiums and result in the recognition of profits over the term of the policies and contracts. Fees for contracts providing claim processing or other administrative services are recorded as revenue over the period the service is provided.

Universal life-type policies are insurance contracts with terms that are not fixed. Amounts received as payments for such contracts are not reported as premium revenues. Revenues for universal life-type insurance contracts consist of policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values and investment income. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Investment contracts do not subject us to significant risks arising from policyholder mortality or morbidity and consist primarily of guaranteed investment contracts ("GICs"), funding agreements and certain deferred annuities. Amounts received as payments for investment contracts are established as investment contract liability balances and are not reported as premium revenues. Revenues for investment contracts consist of investment income and policy administration charges. Investment contract benefits that are charged to expense include benefit claims incurred in the period in excess of related investment contract liability balances and interest credited to investment contract liability balances.

Fees and other revenues are earned for asset management services provided to retail and institutional clients based largely upon contractual rates applied to the market value of the client's portfolio. Additionally, fees and other revenues are earned for administrative services performed including recordkeeping and reporting services for retirement savings plans. Fees and other revenues received for performance of asset management and administrative services are recognized as revenue when earned, typically when the service is performed.

Deferred Policy Acquisition Costs

Incremental direct costs of contract acquisition as well as certain costs directly related to acquisition activities (underwriting, policy issuance and processing, medical and inspection and sales force contract selling) for the successful acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

DPAC for universal life-type insurance contracts, participating life insurance policies and certain investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of EGPs or, in certain circumstances, estimated gross revenues. This amortization is adjusted in the current period when EGPs or estimated gross revenues are revised. For individual variable life insurance, individual variable annuities and group annuities that have separate account U.S. equity investment options, we utilize a mean reversion method (reversion to the mean assumption), a common industry practice, to determine the future domestic equity market growth assumption used for the amortization of DPAC. The DPAC of nonparticipating term life insurance and individual disability policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

DPAC are subject to recoverability testing at the time of policy issue and loss recognition testing on an annual basis, or when an event occurs that may warrant loss recognition. If loss recognition is necessary, DPAC would be written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related losses and expenses.

Deferred Policy Acquisition Costs on Internal Replacements

All insurance and investment contract modifications and replacements are reviewed to determine if the internal replacement results in a substantially changed contract. If so, the acquisition costs, sales inducements and unearned revenue associated with the new contract are deferred and amortized over the lifetime of the new contract. In addition, the existing DPAC, sales inducement costs and unearned revenue balances associated with the replaced contract are written off. If an internal replacement results in a substantially unchanged contract, the acquisition costs, sales inducements and unearned revenue associated with the new contract are immediately recognized in the period incurred.

1. Nature of Operations and Significant Accounting Policies — (continued)

In addition, the existing DPAC, sales inducement costs or unearned revenue balance associated with the replaced contract is not written off, but instead is carried over to the new contract.

Long-Term Debt

Long-term debt includes notes payable, nonrecourse mortgages and other debt with a maturity date greater than one year at the date of issuance. Current maturities of long-term debt are classified as long-term debt in our statement of financial position.

Reinsurance

We enter into reinsurance agreements with other companies in the normal course of business. We may assume reinsurance from or cede reinsurance to other companies. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Premiums and expenses are reported net of reinsurance ceded. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. We are contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations it has assumed. At December 31, 2012 and 2011, our largest exposures to a single third-party reinsurer in our individual life insurance business were $29.7 billion and $25.3 billion of life insurance in force, representing 18% and 16% of total net individual life insurance in force, respectively. The reinsurance recoverable related to this single third party reinsurer recorded in our consolidated statements of financial position was $26.1 million and $22.6 million at December 31, 2012 and 2011, respectively.

The effects of reinsurance on premiums and other considerations and policy and contract benefits were as follows:

	For the year ended December 31,		
	2012	**2011**	**2010**
	(in millions)		
Premiums and other considerations:			
Direct	**$3,554.1**	$3,205.6	$3,859.8
Assumed	**2.6**	3.0	3.5
Ceded	**(337.3)**	(317.6)	(307.8)
Net premiums and other considerations	**$3,219.4**	$2,891.0	$3,555.5
Benefits, claims and settlement expenses:			
Direct	**5,268.6**	4,926.5	5,471.8
Assumed	**33.9**	34.0	36.9
Ceded	**(178.6)**	(343.9)	(304.4)
Net benefits, claims and settlement expenses	**$5,123.9**	$4,616.6	$5,204.3

Separate Accounts

The separate account assets presented in the consolidated financial statements represent the fair value of funds that are separately administered by us for contracts with equity, real estate and fixed income investments. The separate account contract owner, rather than us, bears the investment risk of these funds. The separate account assets are legally segregated and are not subject to claims that arise out of any of our other business. We receive fees for mortality, withdrawal and expense risks, as well as administrative, maintenance and investment advisory services that are included in the consolidated statements of operations. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statements of operations.

At December 31, 2012 and December 31, 2011, the separate accounts include a separate account valued at $148.3 million and $146.5 million, respectively, which primarily includes shares of our stock that were allocated and issued to eligible participants of qualified employee benefit plans administered by us as part of the policy credits issued under our 2001 demutualization. These shares are included in both basic and diluted earnings per share calculations. In the consolidated statements of financial position, the separate account shares are recorded at fair value and are reported as separate account assets with a corresponding separate account liability to eligible participants of the qualified plan. Changes in fair value of the separate account shares are reflected in both the separate account assets and separate account liabilities and do not impact our results of operations.

1. Nature of Operations and Significant Accounting Policies — (continued)

Income Taxes

We file a U.S. consolidated income tax return that includes all of our qualifying subsidiaries. In addition, we file income tax returns in all states and foreign jurisdictions in which we conduct business. Our policy of allocating income tax expenses and benefits to companies in the group is generally based upon pro rata contribution of taxable income or operating losses. We are taxed at corporate rates on taxable income based on existing tax laws. Current income taxes are charged or credited to net income based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Foreign Exchange

Assets and liabilities of our foreign subsidiaries and affiliates denominated in non-U.S. dollars, where the U.S. dollar is not the functional currency, are translated into U.S. dollar equivalents at the year-end spot foreign exchange rates. Resulting translation adjustments are reported as a component of stockholders' equity, along with any related hedge and tax effects. Revenues and expenses for these entities are translated at the average exchange rates. Revenue, expense and other foreign currency transaction and translation adjustments that affect cash flows are reported in net income, along with related hedge and tax effects.

Goodwill and Other Intangibles

Goodwill and other intangible assets include the cost of acquired subsidiaries in excess of the fair value of the net tangible assets recorded in connection with acquisitions. Goodwill and indefinite-lived intangible assets are not amortized. Rather, they are tested for impairment during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is tested at the reporting unit level to which it was assigned. A reporting unit is an operating segment or a business one level below that operating segment, if financial information is prepared and regularly reviewed by management at that level. Once goodwill has been assigned to a reporting unit, it is no longer associated with a particular acquisition; therefore, all of the activities within a reporting unit, whether acquired or organically grown, are available to support the goodwill value. Impairment testing for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value.

Intangible assets with a finite useful life are amortized as related benefits emerge and are reviewed periodically for indicators of impairment in value. If facts and circumstances suggest possible impairment, the sum of the estimated undiscounted future cash flows expected to result from the use of the asset is compared to the current carrying value of the asset. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the excess of the carrying amount of assets over their fair value.

Earnings Per Common Share

Basic earnings per common share is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period and excludes the dilutive effect of equity awards. Diluted earnings per common share reflects the potential dilution that could occur if dilutive securities, such as options and non-vested stock grants, were exercised or resulted in the issuance of common stock.

2. Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill reported in our segments were as follows:

	Retirement and Investor Services	Principal Global Investors	Principal International	U.S. Insurance Solutions	Corporate	Consolidated
			(in millions)			
Balance at January 1, 2011	$72.6	$169.0	$ 58.9	$43.4	$ 1.5	$345.4
Goodwill from acquisitions	—	68.0	86.2	—	—	154.2
Foreign currency	—	—	(17.3)	—	—	(17.3)
Other	—	—	—	1.5	(1.5)	—
Balance at December 31, 2011	72.6	237.0	127.8	44.9	—	482.3
Goodwill from acquisitions	**—**	**—**	**63.3**	**10.5**	**—**	**73.8**
Foreign currency	**—**	**2.9**	**(11.6)**	**—**	**—**	**(8.7)**
Other	**(4.0)**	**—**	**—**	**—**	**—**	**(4.0)**
Balance at December 31, 2012	**$68.6**	**$239.9**	**$179.5**	**$55.4**	**$ —**	**$543.4**

On September 30, 2010, we announced our decision to exit the group medical insurance business. This event constituted a substantive change in circumstances that would more likely than not reduce the fair value of our group medical insurance reporting unit below its carrying amount. Accordingly, we performed an interim goodwill impairment test as of September 30, 2010. As a result of the shortened period of projected cash flows, we determined that the goodwill related to this reporting unit within our Corporate operating segment was impaired and it was written down to a value of zero. We recorded a $43.6 million pre-tax impairment loss as an operating expense in the consolidated statements of operations during the year ended December 31, 2010.

Finite Lived Intangible Assets

Amortized intangible assets that continue to be subject to amortization over a weighted average remaining expected life of 13 years were as follows:

	December 31,					
	2012			2011		
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
			(in millions)			
Present value of future profits	**$205.1**	**$ 70.7**	**$134.4**	$191.7	$ 47.9	$143.8
Other finite lived intangible assets	**244.5**	**147.0**	**97.5**	218.9	139.3	79.6
Total amortized intangible assets	**$449.6**	**$217.7**	**$231.9**	$410.6	$187.2	$223.4

During 2012 and 2010, we fully amortized other finite lived intangible assets of $5.0 million and $1.7 million, respectively. We had no fully amortized other finite lived intangible assets in 2011.

Present Value of Future Profits. Present value of future profits ("PVFP") represents the present value of estimated future profits to be generated from existing insurance contracts in-force at the date of acquisition and is amortized over the expected policy or contract duration in relation to estimated gross profits. The PVFP asset and amortization may be adjusted if revisions to estimated gross profits occur.

2. Goodwill and Other Intangible Assets — (continued)

The changes in the carrying amount of PVFP, reported in our Principal International segment were as follows (in millions):

Balance at January 1, 2010	$ 98.4
Interest accrued	8.0
Amortization	(11.5)
Foreign currency	5.1
Balance at December 31, 2010	100.0
Acquisitions	67.4
Interest accrued	9.4
Amortization	(14.2)
Foreign currency	(18.8)
Balance at December 31, 2011	143.8
Interest accrued	**11.8**
Amortization	**(31.2)**
Foreign currency	**10.0**
Balance at December 31, 2012	**$134.4**

At December 31, 2012, the estimated amortization expense, net of interest accrued, related to PVFP for the next five years is as follows (in millions):

Year ending December 31:	
2013	**$5.1**
2014	**4.7**
2015	**4.9**
2016	**6.0**
2017	**7.4**

Other Finite Lived Intangible Assets. During 2010, we recorded a $1.6 million pre-tax impairment loss as an operating expense related to finite lived intangible assets with a gross carrying amount of $6.0 million and $4.4 million of accumulated amortization at the time of impairment resulting from our decision to exit the group medical insurance business.

The amortization expense for intangible assets with finite useful lives was $12.6 million, $11.3 million and $18.9 million for 2012, 2011 and 2010, respectively. At December 31, 2012, the estimated amortization expense for the next five years is as follows (in millions):

Year ending December 31:	
2013	**$13.7**
2014	**12.5**
2015	**10.7**
2016	**10.6**
2017	**10.0**

Indefinite Lived Intangible Assets

The net carrying amount of unamortized indefinite lived intangible assets was $695.3 million and $667.2 million as of December 31, 2012 and 2011, respectively. As of both December 31, 2012 and 2011, $608.0 million relates to investment management contracts associated with our December 31, 2006, acquisition of WM Advisors, Inc.

3. Variable Interest Entities

We have relationships with and may have a variable interest in various types of special purpose entities. Following is a discussion of our interest in entities that meet the definition of a VIE. When we are the primary beneficiary, we are required to consolidate the entity in our financial statements. The primary beneficiary of a VIE is defined as the enterprise with (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. On an ongoing basis, we assess whether we are the primary beneficiary of VIEs we have relationships with.

3. Variable Interest Entities — (continued)

Consolidated Variable Interest Entities

Grantor Trusts

We contributed undated subordinated floating rate notes to three grantor trusts. The trusts separated the cash flows by issuing an interest-only certificate and a residual certificate related to each note contributed. Each interest-only certificate entitles the holder to interest on the stated note for a specified term, while the residual certificate entitles the holder to interest payments subsequent to the term of the interest-only certificate and to all principal payments. We retained the interest-only certificates and the residual certificates were subsequently sold to third parties. We have determined these grantor trusts are VIEs due to insufficient equity to sustain them. We determined we are the primary beneficiary as a result of our contribution of securities into the trusts and our continuing interest in the trusts.

Collateralized Private Investment Vehicles

We invest in synthetic collateralized debt obligations, collateralized bond obligations, collateralized loan obligations and other collateralized structures, which are VIEs due to insufficient equity to sustain the entities (collectively known as "collateralized private investment vehicles"). The performance of the notes of these structures is primarily linked to a synthetic portfolio by derivatives; each note has a specific loss attachment and detachment point. The notes and related derivatives are collateralized by a pool of permitted investments. The investments are held by a trustee and can only be liquidated to settle obligations of the trusts. These obligations primarily include derivatives and the notes due at maturity or termination of the trusts. We determined we are the primary beneficiary for certain of these entities because we act as the investment manager of the underlying portfolio and we have an ownership interest.

Commercial Mortgage-Backed Securities

In September 2000, we sold commercial mortgage loans to a real estate mortgage investment conduit trust. The trust issued various commercial mortgage-backed securities ("CMBS") certificates using the cash flows of the underlying commercial mortgages it purchased. This is considered a VIE due to insufficient equity to sustain itself. We have determined we are the primary beneficiary as we retained the special servicing role for the assets within the trust as well as the ownership of the bond class that controls the unilateral kick out rights of the special servicer.

Hedge Funds

We are a general partner with insignificant equity ownership in various hedge funds. These entities were deemed VIEs due to the equity owners not having decision-making ability. Prior to the second quarter of 2012, we determined we were the primary beneficiary of these entities due to our control through our management relationships, related party ownership and our fee structure in certain of these funds.

In the second quarter of 2012, the hedge funds were no longer consolidated. We determined we were no longer the primary beneficiary due to the increase in external ownership in the funds. As a result of deconsolidation, total assets decreased $587.2 million and liabilities and noncontrolling interest decreased $586.1 million.

3. Variable Interest Entities — (continued)

The carrying amounts of our consolidated VIE assets, which can only be used to settle obligations of consolidated VIEs, and liabilities of consolidated VIEs for which creditors do not have recourse are as follows:

	Grantor trusts	Collateralized private investment vehicles	CMBS	Hedge funds (2)	Total
		(in millions)			
December 31, 2012					
Fixed maturities, available-for-sale	**$194.6**	**$ —**	**$ —**	**$ —**	**$ 194.6**
Fixed maturities, trading	**—**	**110.4**	**—**	**—**	**110.4**
Other investments	**—**	**—**	**80.3**	**—**	**80.3**
Accrued investment income	**0.5**	**—**	**0.6**	**—**	**1.1**
Total assets	**$195.1**	**$110.4**	**$80.9**	**$ —**	**$ 386.4**
Deferred income taxes	**$ 1.8**	**$ —**	**$ —**	**$ —**	**$ 1.8**
Other liabilities (1)	**152.4**	**104.8**	**45.7**	**—**	**302.9**
Total liabilities	**$154.2**	**$104.8**	**$45.7**	**$ —**	**$ 304.7**
December 31, 2011					
Fixed maturities, available-for-sale	$199.2	$ 15.0	$ —	$ —	$ 214.2
Fixed maturities, trading	—	132.4	—	—	132.4
Equity securities, trading	—	—	—	207.6	207.6
Other investments	—	—	97.5	0.3	97.8
Cash and cash equivalents	—	—	—	317.7	317.7
Accrued investment income	1.2	0.1	0.6	—	1.9
Premiums due and other receivables	—	—	—	39.1	39.1
Total assets	$200.4	$147.5	$98.1	$564.7	$1,010.7
Deferred income taxes	$ 2.2	$ —	$ —	$ —	$ 2.2
Other liabilities (1)	136.9	143.8	64.5	220.0	565.2
Total liabilities	$139.1	$143.8	$64.5	$220.0	$ 567.4

(1) Grantor trusts contain an embedded derivative of a forecasted transaction to deliver the underlying securities; collateralized private investment vehicles include derivative liabilities and obligation to redeem notes at maturity or termination of the trust; CMBS includes obligation to the bondholders; and hedge funds include liabilities to securities brokers.

(2) The consolidated statements of financial position included a $343.6 million noncontrolling interest for hedge funds as of December 31, 2011.

We did not provide financial or other support to investees designated as VIEs for the years December 31, 2012 and 2011.

Unconsolidated Variable Interest Entities

Invested Securities

We hold a variable interest in a number of VIEs where we are not the primary beneficiary. Our investments in these VIEs are reported in fixed maturities, available-for-sale; fixed maturities, trading and other investments in the consolidated statements of financial position and are described below.

VIEs include CMBS, residential mortgage-backed pass-through securities ("RMBS") and other ABS. All of these entities were deemed VIEs because the equity within these entities is insufficient to sustain them. We determined we are not the primary beneficiary in any of the entities within these categories of investments. This determination was based primarily on the fact we do not own the class of security that controls the unilateral right to replace the special servicer or equivalent function.

As previously discussed, we invest in several types of collateralized private investment vehicles, which are VIEs. These include cash and synthetic structures that we do not manage. We have determined we are not the primary beneficiary of these collateralized private investment vehicles primarily because we do not control the economic performance of the entities and were not involved with the design of the entities.

We have invested in various VIE trusts as a debt holder. All of these entities are classified as VIEs due to insufficient equity to sustain them. We have determined we are not the primary beneficiary primarily because we do not control the economic performance of the entities and were not involved with the design of the entities.

3. Variable Interest Entities — (continued)

We have invested in partnerships, some of which are classified as VIEs. The partnership returns are in the form of income tax credits and investment income. These entities are classified as VIEs as the general partner does not have an equity investment at risk in the entity. We have determined we are not the primary beneficiary because we are not the general partner, who makes all the significant decisions for the entity.

The carrying value and maximum loss exposure for our unconsolidated VIEs were as follows:

	Asset carrying value	Maximum exposure to loss (1)
	(in millions)	
December 31, 2012		
Fixed maturities, available-for-sale:		
Corporate	**$ 523.2**	**$ 403.7**
Residential mortgage-backed pass-through securities	**3,226.7**	**3,022.7**
Commercial mortgage-backed securities	**3,897.4**	**4,094.8**
Collateralized debt obligations	**379.2**	**428.8**
Other debt obligations	**3,779.2**	**3,756.9**
Fixed maturities, trading:		
Residential mortgage-backed pass-through securities	**77.7**	**77.7**
Commercial mortgage-backed securities	**2.8**	**2.8**
Collateralized debt obligations	**56.4**	**56.4**
Other debt obligations	**3.2**	**3.2**
Other investments:		
Other limited partnership interests	**136.2**	**136.2**
December 31, 2011		
Fixed maturities, available-for-sale:		
Corporate	$ 544.0	$ 392.6
Residential mortgage-backed pass-through securities	3,343.0	3,155.8
Commercial mortgage-backed securities	3,413.7	3,894.3
Collateralized debt obligations	338.8	399.7
Other debt obligations	3,570.2	3,606.9
Fixed maturities, trading:		
Residential mortgage-backed pass-through securities	105.6	105.6
Commercial mortgage-backed securities	12.0	12.0
Collateralized debt obligations	51.4	51.4
Other debt obligations	64.9	64.9
Other investments:		
Other limited partnership interests	122.1	122.1

(1) Our risk of loss is limited to our initial investment measured at amortized cost for fixed maturities, available-for-sale and other investments. Our risk of loss is limited to our investment measured at fair value for our fixed maturities, trading.

Sponsored Investment Funds

We are the investment manager for certain money market mutual funds that are deemed to be VIEs. We are not the primary beneficiary of these VIEs since our involvement is limited primarily to being a service provider, and our variable interest does not absorb the majority of the variability of the entities' net assets. As of December 31, 2012 and December 31, 2011, these VIEs held $1.5 billion and $1.7 billion in total assets, respectively. We have no contractual obligation to contribute to the funds.

We provide asset management and other services to certain investment structures that are considered VIEs as we generally earn performance-based management fees. We are not the primary beneficiary of these entities as we do not have the obligation to absorb losses of the entities that could be potentially significant to the VIE or the right to receive benefits from these entities that could be potentially significant.

4. Investments

Fixed Maturities and Equity Securities

The amortized cost, gross unrealized gains and losses, other-than-temporary impairments in AOCI and fair value of fixed maturities and equity securities available-for-sale are summarized as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Other-than-temporary impairments in AOCI (1)
			(in millions)		
December 31, 2012					
Fixed maturities, available-for-sale:					
U.S. government and agencies	**$ 911.4**	**$ 33.2**	**$ 0.3**	**$ 944.3**	**$ —**
Non-U.S. government and agencies	**944.9**	**264.3**	**0.9**	**1,208.3**	**—**
States and political subdivisions	**2,940.4**	**241.1**	**2.7**	**3,178.8**	**—**
Corporate	**31,615.4**	**3,029.9**	**319.9**	**34,325.4**	**19.5**
Residential mortgage-backed pass-through securities	**3,022.7**	**204.4**	**0.4**	**3,226.7**	**—**
Commercial mortgage-backed securities	**4,094.8**	**241.7**	**439.1**	**3,897.4**	**195.4**
Collateralized debt obligations	**428.8**	**7.0**	**56.6**	**379.2**	**4.3**
Other debt obligations	**3,756.9**	**73.5**	**51.2**	**3,779.2**	**82.8**
Total fixed maturities, available-for-sale	**$47,715.3**	**$4,095.1**	**$ 871.1**	**$50,939.3**	**$302.0**
Total equity securities, available-for-sale	**$ 132.4**	**$ 12.6**	**$ 8.5**	**$ 136.5**	
December 31, 2011					
Fixed maturities, available-for-sale:					
U.S. government and agencies	$ 772.3	$ 32.8	$ —	$ 805.1	$ —
Non-U.S. government and agencies	917.6	180.5	1.4	1,096.7	—
States and political subdivisions	2,670.0	218.2	5.5	2,882.7	—
Corporate	31,954.2	2,321.3	719.0	33,556.5	19.5
Residential mortgage-backed pass-through securities	3,155.8	187.9	0.7	3,343.0	—
Commercial mortgage-backed securities	3,894.3	117.0	597.6	3,413.7	168.2
Collateralized debt obligations	399.7	1.9	62.8	338.8	7.0
Other debt obligations	3,606.9	100.3	137.0	3,570.2	90.0
Total fixed maturities, available-for-sale	$47,370.8	$3,159.9	$1,524.0	$49,006.7	$284.7
Total equity securities, available-for-sale	$ 75.2	$ 8.4	$ 6.5	$ 77.1	

(1) Excludes $95.0 million and $28.9 million as of December 31, 2012 and December 31, 2011, respectively, of net unrealized gains on impaired fixed maturities, available-for-sale related to changes in fair value subsequent to the impairment date, which are included in gross unrealized gains and gross unrealized losses.

The amortized cost and fair value of fixed maturities available-for-sale at December 31, 2012, by expected maturity, were as follows:

	Amortized cost	Fair value
	(in millions)	
Due in one year or less	**$ 3,564.2**	**$ 3,619.0**
Due after one year through five years	**12,644.4**	**13,356.4**
Due after five years through ten years	**8,944.9**	**10,023.2**
Due after ten years	**11,258.6**	**12,658.2**
Subtotal	**36,412.1**	**39,656.8**
Mortgage-backed and other asset-backed securities	**11,303.2**	**11,282.5**
Total	**$47,715.3**	**$50,939.3**

Actual maturities may differ because borrowers may have the right to call or prepay obligations. Our portfolio is diversified by industry, issuer and asset class. Credit concentrations are managed to established limits.

4. Investments — (continued)

Net Investment Income

Major categories of net investment income are summarized as follows:

	For the year ended December 31,		
	2012	2011	2010
	(in millions)		
Fixed maturities, available-for-sale	**$2,454.8**	$2,596.2	$2,702.1
Fixed maturities, trading	**30.2**	64.7	92.6
Equity securities, available-for-sale	**8.6**	10.5	11.4
Equity securities, trading	**6.6**	4.4	2.8
Mortgage loans	**635.8**	649.2	673.3
Real estate	**71.4**	74.2	57.5
Policy loans	**53.7**	58.2	60.9
Cash and cash equivalents	**9.6**	8.5	7.2
Derivatives	**(131.2)**	(196.1)	(174.4)
Other	**196.6**	188.5	151.9
Total	**3,336.1**	3,458.3	3,585.3
Investment expenses	**(81.2)**	(83.0)	(89.5)
Net investment income	**$3,254.9**	$3,375.3	$3,495.8

Net Realized Capital Gains and Losses

	For the year ended December 31,		
	2012	2011	2010
	(in millions)		
Fixed maturities, available-for-sale:			
Gross gains	**$ 31.0**	$ 26.4	$ 63.7
Gross losses	**(144.9)**	(158.8)	(339.9)
Other-than-temporary impairment losses reclassified to (from) OCI	**17.3**	(49.7)	56.1
Hedging, net	**(27.5)**	130.5	142.2
Fixed maturities, trading	**2.2**	(6.7)	17.5
Equity securities, available-for-sale:			
Gross gains	**0.6**	2.2	8.9
Gross losses	**(0.9)**	(6.4)	(3.2)
Equity securities, trading	**34.1**	20.3	27.7
Mortgage loans	**(51.3)**	(42.1)	(152.2)
Derivatives	**(10.9)**	(180.5)	(143.9)
Other	**264.4**	142.5	132.9
Net realized capital gains (losses)	**$ 114.1**	$(122.3)	$(190.2)

Proceeds from sales of investments (excluding call and maturity proceeds) in fixed maturities, available-for-sale were $1.2 billion, $0.9 billion and $1.6 billion in 2012, 2011 and 2010, respectively.

Other-Than-Temporary Impairments

We have a process in place to identify fixed maturity and equity securities that could potentially have a credit impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions and other similar factors. This process also involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

Each reporting period, all securities are reviewed to determine whether an other-than-temporary decline in value exists and whether losses should be recognized. We consider relevant facts and circumstances in evaluating whether a credit or interest-related impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events; (4) for structured securities, the adequacy of the expected cash flows; (5) for fixed maturities, our intent to sell a security

4. Investments — (continued)

or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and (6) for equity securities, our ability and intent to hold the security for a period of time that allows for the recovery in value. To the extent we determine that a security is deemed to be other than temporarily impaired, an impairment loss is recognized.

Impairment losses on equity securities are recognized in net income and are measured as the difference between amortized cost and fair value. The way in which impairment losses on fixed maturities are recognized in the financial statements is dependent on the facts and circumstances related to the specific security. If we intend to sell a security or it is more likely than not that we would be required to sell a security before the recovery of its amortized cost, we recognize an other-than-temporary impairment in net income for the difference between amortized cost and fair value. If we do not expect to recover the amortized cost basis, we do not plan to sell the security and if it is not more likely than not that we would be required to sell a security before the recovery of its amortized cost, the recognition of the other-than-temporary impairment is bifurcated. We recognize the credit loss portion in net income and the noncredit loss portion in OCI ("bifurcated OTTI").

Total other-than-temporary impairment losses, net of recoveries from the sale of previously impaired securities, were as follows:

	For the year ended December 31,		
	2012	**2011**	**2010**
	(in millions)		
Fixed maturities, available-for-sale	**$(135.5)**	$(143.8)	$(300.0)
Equity securities, available-for-sale	**(0.4)**	(3.8)	3.7
Total other-than-temporary impairment losses, net of recoveries from the sale of previously impaired securities	**(135.9)**	(147.6)	(296.3)
Other-than-temporary impairment losses on fixed maturities, available-for-sale reclassified to (from) OCI (1)	**17.3**	(49.7)	56.1
Net impairment losses on available-for-sale securities	**$(118.6)**	$(197.3)	$(240.2)

(1) Represents the net impact of (a) gains resulting from reclassification of noncredit impairment losses for fixed maturities with bifurcated OTTI from net realized capital gains (losses) to OCI and (b) losses resulting from reclassification of previously recognized noncredit impairment losses from OCI to net realized capital gains (losses) for fixed maturities with bifurcated OTTI that had additional credit losses or fixed maturities that previously had bifurcated OTTI that have now been sold or are intended to be sold.

We estimate the amount of the credit loss component of a fixed maturity security impairment as the difference between amortized cost and the present value of the expected cash flows of the security. The present value is determined using the best estimate cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The methodology and assumptions for establishing the best estimate cash flows vary depending on the type of security. The ABS cash flow estimates are based on security specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds and structural support, including subordination and guarantees. The corporate security cash flow estimates are derived from scenario-based outcomes of expected corporate restructurings or liquidations using bond specific facts and circumstances including timing, security interests and loss severity.

The following table provides a rollforward of accumulated credit losses for fixed maturities with bifurcated credit losses. The purpose of the table is to provide detail of (1) additions to the bifurcated credit loss amounts recognized in net realized capital gains (losses) during the period and (2) decrements for previously recognized bifurcated credit losses

4. Investments — (continued)

where the loss is no longer bifurcated and/or there has been a positive change in expected cash flows or accretion of the bifurcated credit loss amount.

	For the year ended December 31,		
	2012	**2011**	**2010**
	(in millions)		
Beginning balance	**$(434.8)**	$(325.7)	$(204.7)
Credit losses for which an other-than-temporary impairment was not previously recognized	**(20.7)**	(37.8)	(112.4)
Credit losses for which an other-than-temporary impairment was previously recognized	**(80.0)**	(135.6)	(109.7)
Reduction for credit losses previously recognized on fixed maturities now sold, paid down or intended to be sold	**191.9**	68.2	53.2
Reduction for credit losses previously recognized on fixed maturities reclassified to trading (1)	**—**	—	44.4
Net reduction (increase) for positive changes in cash flows expected to be collected and amortization (2)	**8.4**	(3.9)	3.5
Ending balance	**$(335.2)**	$(434.8)	$(325.7)

(1) Fixed maturities previously classified as available-for-sale have been reclassified to trading as a result of electing the fair value option upon adoption of accounting guidance related to the evaluation of credit derivatives embedded in beneficial interests in securitized financial assets.

(2) Amounts are recognized in net investment income.

Gross Unrealized Losses for Fixed Maturities and Equity Securities

For fixed maturities and equity securities available-for-sale with unrealized losses, including other-than-temporary impairment losses reported in OCI, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are summarized as follows:

	December 31, 2012					
	Less than twelve months		Greater than or equal to twelve months		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
			(in millions)			
Fixed maturities, available-for-sale:						
U.S. government and agencies	**$ 115.4**	**$ 0.3**	**$ —**	**$ —**	**$ 115.4**	**$ 0.3**
Non-U.S. governments	**17.3**	**0.2**	**13.4**	**0.7**	**30.7**	**0.9**
States and political subdivisions	**235.3**	**2.1**	**8.8**	**0.6**	**244.1**	**2.7**
Corporate	**831.8**	**10.6**	**1,961.7**	**309.3**	**2,793.5**	**319.9**
Residential mortgage-backed pass- through securities	**70.4**	**0.3**	**2.4**	**0.1**	**72.8**	**0.4**
Commercial mortgage-backed securities	**98.9**	**3.3**	**785.0**	**435.8**	**883.9**	**439.1**
Collateralized debt obligations	**72.2**	**1.0**	**133.8**	**55.6**	**206.0**	**56.6**
Other debt obligations	**235.6**	**2.0**	**414.9**	**49.2**	**650.5**	**51.2**
Total fixed maturities, available-for-sale	**$1,676.9**	**$19.8**	**$3,320.0**	**$851.3**	**$4,996.9**	**$871.1**
Total equity securities, available-for-sale	**$ 5.8**	**$ 0.1**	**$ 52.9**	**$ 8.4**	**$ 58.7**	**$ 8.5**

Of the total amounts, Principal Life's consolidated portfolio represented $4,419.4 million in available-for-sale fixed maturities with gross unrealized losses of $825.7 million. Of those fixed maturity securities in Principal Life's consolidated portfolio with a gross unrealized loss position, 71% were investment grade (rated AAA through BBB –) with an average price of 84 (carrying value/amortized cost) at December 31, 2012. Gross unrealized losses in our fixed maturities portfolio decreased during the year ended December 31, 2012, due to a tightening of credit spreads, primarily in the corporate and commercial mortgage-backed securities sectors.

For those securities that had been in a continuous unrealized loss position for less than twelve months, Principal Life's consolidated portfolio held 224 securities with a carrying value of $1,382.1 million and unrealized losses of $16.2 million reflecting an average price of 99 at December 31, 2012. Of this portfolio, 89% was investment grade (rated AAA through BBB –) at December 31, 2012, with associated unrealized losses of $13.3 million. The unrealized losses on

4. Investments — (continued)

these securities can primarily be attributed to changes in market interest rates and changes in credit spreads since the securities were acquired.

For those securities that had been in a continuous unrealized loss position greater than or equal to twelve months, Principal Life's consolidated portfolio held 488 securities with a carrying value of $3,037.3 million and unrealized losses of $809.5 million. The average rating of this portfolio was BBB – with an average price of 79 at December 31, 2012. Of the $809.5 million in unrealized losses, the commercial mortgage-backed securities sector accounts for $435.8 million in unrealized losses with an average price of 64 and an average credit rating of BB+. The remaining unrealized losses consist primarily of $268.1 million within the corporate sector at December 31, 2012. The average price of the corporate sector was 86 and the average credit rating was BBB. The unrealized losses on these securities can primarily be attributed to changes in market interest rates and changes in credit spreads since the securities were acquired.

Because we expected to recover our amortized cost, it was not our intent to sell the fixed maturity available-for-sale securities with unrealized losses and it was not more likely than not that we would be required to sell these securities before recovery of the amortized cost, which may be maturity, we did not consider these investments to be other-than-temporarily impaired at December 31, 2012.

	December 31, 2011					
	Less than twelve months		Greater than or equal to twelve months		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions)					
Fixed maturities, available-for-sale:						
Non-U.S. governments	$ 68.5	$ 1.4	$ 0.3	$ —	$ 68.8	$ 1.4
States and political subdivisions	5.7	0.1	51.7	5.4	57.4	5.5
Corporate	3,445.6	140.9	2,403.9	578.1	5,849.5	719.0
Residential mortgage-backed pass-through securities	77.8	0.5	3.7	0.2	81.5	0.7
Commercial mortgage-backed securities	608.4	57.3	858.9	540.3	1,467.3	597.6
Collateralized debt obligations	107.2	2.5	204.4	60.3	311.6	62.8
Other debt obligations	708.1	13.0	508.1	124.0	1,216.2	137.0
Total fixed maturities, available-for-sale	$5,021.3	$215.7	$4,031.0	$1,308.3	$9,052.3	$1,524.0
Total equity securities, available-for-sale	$ 14.3	$ 3.2	$ 15.6	$ 3.3	$ 29.9	$ 6.5

Of the total amounts, Principal Life's consolidated portfolio represented $8,540.7 million in available-for-sale fixed maturities with gross unrealized losses of $1,470.3 million. Of those fixed maturity securities in Principal Life's consolidated portfolio with a gross unrealized loss position, 76% were investment grade (rated AAA through BBB –) with an average price of 85 (carrying value/amortized cost) at December 31, 2011. Gross unrealized losses in our fixed maturities portfolio increased slightly during the year ended December 31, 2011, due to a widening of credit spreads primarily in the corporate and commercial mortgage-backed securities sectors.

For those securities that had been in a continuous unrealized loss position for less than twelve months, Principal Life's consolidated portfolio held 477 securities with a carrying value of $4,573.6 million and unrealized losses of $198.7 million reflecting an average price of 96 at December 31, 2011. Of this portfolio, 86% was investment grade (rated AAA through BBB –) at December 31, 2011, with associated unrealized losses of $128.5 million. The unrealized losses on these securities can primarily be attributed to changes in market interest rates and changes in credit spreads since the securities were acquired.

4. Investments — (continued)

For those securities that had been in a continuous unrealized loss position greater than or equal to twelve months, Principal Life's consolidated portfolio held 628 securities with a carrying value of $3,967.1 million and unrealized losses of $1,271.6 million. The average rating of this portfolio was BBB with an average price of 76 at December 31, 2011. Of the $1,271.6 million in unrealized losses, the commercial mortgage-backed securities sector accounts for $540.3 million in unrealized losses with an average price of 61 and an average credit rating of BBB−. The remaining unrealized losses consist primarily of $541.4 million within the corporate sector at December 31, 2011. The average price of the corporate sector was 81 and the average credit rating was BBB. The unrealized losses on these securities can primarily be attributed to changes in market interest rates and changes in credit spreads since the securities were acquired.

Because we expected to recover our amortized cost, it was not our intent to sell the fixed maturity available-for-sale securities with unrealized losses and it was not more likely than not that we would be required to sell these securities before recovery of the amortized cost, which may be maturity, we did not consider these investments to be other-than-temporarily impaired at December 31, 2011.

Net Unrealized Gains and Losses on Available-for-Sale Securities and Derivative Instruments

The net unrealized gains and losses on investments in fixed maturities available-for-sale, equity securities available-for-sale and derivative instruments are reported as a separate component of stockholders' equity. The cumulative amount of net unrealized gains and losses on available-for-sale securities and derivative instruments net of adjustments related to DPAC, reinsurance assets or liabilities, sales inducements, unearned revenue reserves, changes in policyholder liabilities and applicable income taxes was as follows:

	December 31, 2012	December 31, 2011
	(in millions)	
Net unrealized gains on fixed maturities, available-for-sale (1)	**$ 3,562.5**	$1,920.6
Noncredit component of impairment losses on fixed maturities, available-for-sale	**(302.0)**	(284.7)
Net unrealized gains on equity securities, available-for-sale	**4.1**	1.9
Adjustments for assumed changes in amortization patterns	**(515.2)**	(376.1)
Adjustments for assumed changes in policyholder liabilities	**(1,198.7)**	(442.7)
Net unrealized gains on derivative instruments	**90.7**	113.2
Net unrealized gains on equity method subsidiaries and noncontrolling interest adjustments	**191.3**	150.3
Provision for deferred income taxes	**(597.0)**	(354.1)
Net unrealized gains on available-for-sale securities and derivative instruments	**$ 1,235.7**	$ 728.4

(1) Excludes net unrealized gains (losses) on fixed maturities, available-for-sale included in fair value hedging relationships.

Mortgage Loans

Mortgage loans consist of commercial and residential mortgage loans. We evaluate risks inherent in our commercial mortgage loans in two classes: (1) brick and mortar property loans, where we analyze the property's rent payments as support for the loan, and (2) credit tenant loans ("CTL"), where we rely on the credit analysis of the tenant for the repayment of the loan. We evaluate risks inherent in our residential mortgage loan portfolio in two classes: (1) home equity mortgages and (2) first lien mortgages. The carrying amount of our mortgage loan portfolio was as follows:

	December 31, 2012	December 31, 2011
	(in millions)	
Commercial mortgage loans	**$10,235.1**	$ 9,461.4
Residential mortgage loans	**1,382.0**	1,367.9
Total amortized cost	**11,617.1**	10,829.3
Valuation allowance	**(97.4)**	(102.1)
Total carrying value	**$11,519.7**	$10,727.2

We periodically purchase mortgage loans as well as sell mortgage loans we have originated. We purchased $153.0 million, $40.6 million and $39.8 million of residential mortgage loans in 2012, 2011 and 2010, respectively. We sold $14.2 million, $18.4 million and $17.4 million of residential mortgage loans in 2012, 2011 and 2010, respectively. We purchased $149.1 million, $50.3 million and $0.0 million of commercial mortgage loans in 2012, 2011 and 2010, respectively. We sold $31.1 million, $0.0 million and $34.1 million of commercial mortgage loans in 2012, 2011 and 2010, respectively.

4. Investments — (continued)

Our commercial mortgage loan portfolio consists primarily of non-recourse, fixed rate mortgages on fully or near fully leased properties. Our commercial mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

	December 31, 2012		December 31, 2011	
	Amortized cost	Percent of total	Amortized cost	Percent of total
	(in millions)		(in millions)	
Geographic distribution				
New England	$ 536.6	5.2%	$ 454.0	4.8%
Middle Atlantic	2,233.4	21.8	1,744.4	18.4
East North Central	635.6	6.2	774.8	8.2
West North Central	377.3	3.7	407.8	4.3
South Atlantic	2,135.0	20.9	2,099.8	22.2
East South Central	244.8	2.4	231.8	2.4
West South Central	767.9	7.5	648.6	6.9
Mountain	726.6	7.1	643.2	6.8
Pacific	2,562.3	25.0	2,446.4	25.9
International	15.6	0.2	10.6	0.1
Total	$10,235.1	100.0%	$9,461.4	100.0%
Property type distribution				
Office	$ 3,078.8	30.1%	$2,753.8	29.1%
Retail	2,928.3	28.6	2,580.2	27.3
Industrial	1,765.5	17.2	2,070.7	21.9
Apartments	1,685.9	16.5	1,242.9	13.1
Hotel	445.8	4.4	467.7	4.9
Mixed use/other	330.8	3.2	346.1	3.7
Total	$10,235.1	100.0%	$9,461.4	100.0%

Our residential mortgage loan portfolio is composed of home equity mortgages with an amortized cost of $495.7 million and $611.0 million and first lien mortgages with an amortized cost of $886.3 million and $756.9 million as of December 31, 2012 and December 31, 2011, respectively. Most of our residential home equity mortgages are concentrated in the United States and are generally second lien mortgages comprised of closed-end loans and lines of credit. The majority of our first lien loans are concentrated in the Chilean market.

Mortgage Loan Credit Monitoring

Commercial Credit Risk Profile Based on Internal Rating

We actively monitor and manage our commercial mortgage loan portfolio. All commercial mortgage loans are analyzed regularly and substantially all are internally rated, based on a proprietary risk rating cash flow model, in order to monitor the financial quality of these assets. The model stresses expected cash flows at various levels and at different points in time depending on the durability of the income stream, which includes our assessment of factors such as location (macro and micro markets), tenant quality and lease expirations. Our internal rating analysis presents expected losses in terms of a Standard & Poor's ("S&P") bond equivalent rating. As the credit risk for commercial mortgage loans increases, we adjust our internal ratings downward with loans in the category "B+ and below" having the highest risk for credit loss. Internal ratings on commercial mortgage loans are updated at least annually and potentially more often for certain loans with material changes in collateral value or occupancy and for loans on an internal "watch list".

Commercial mortgage loans that require more frequent and detailed attention than other loans in our portfolio are identified and placed on an internal "watch list". Among the criteria that would indicate a potential problem are imbalances in ratios of loan to value or contract rents to debt service, major tenant vacancies or bankruptcies, borrower sponsorship problems, late payments, delinquent taxes and loan relief/restructuring requests.

4. Investments — (continued)

The amortized cost of our commercial mortgage loan portfolio by credit risk, as determined by our internal rating system expressed in terms of an S&P bond equivalent rating, was as follows:

	December 31, 2012		
	Brick and mortar	CTL	Total
	(in millions)		
A− and above	$7,257.7	$231.3	$ 7,489.0
BBB+ thru BBB−	1,804.5	294.9	2,099.4
BB+ thru BB−	266.8	1.6	268.4
B+ and below	376.0	2.3	378.3
Total	$9,705.0	$530.1	$10,235.1

	December 31, 2011		
	Brick and mortar	CTL	Total
	(in millions)		
A− and above	$5,682.5	$308.6	$5,991.1
BBB+ thru BBB−	2,112.3	238.8	2,351.1
BB+ thru BB−	403.7	16.4	420.1
B+ and below	693.3	5.8	699.1
Total	$8,891.8	$569.6	$9,461.4

Residential Credit Risk Profile Based on Performance Status

Our residential mortgage loan portfolio is monitored based on performance of the loans. Monitoring on a residential mortgage loan increases when the loan is delinquent or earlier if there is an indication of impairment. We define non-performing residential mortgage loans as loans 90 days or greater delinquent or on non-accrual status.

The amortized cost of our performing and non-performing residential mortgage loans were as follows:

	December 31, 2012		
	Home equity	First liens	Total
	(in millions)		
Performing	$472.6	$865.0	$1,337.6
Nonperforming	23.1	21.3	44.4
Total	$495.7	$886.3	$1,382.0

	December 31, 2011		
	Home equity	First liens	Total
	(in millions)		
Performing	$597.8	$733.7	$1,331.5
Nonperforming	13.2	23.2	36.4
Total	$611.0	$756.9	$1,367.9

Non-Accrual Mortgage Loans

Commercial and residential mortgage loans are placed on non-accrual status if we have concern regarding the collectability of future payments or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow for commercial mortgage loans or number of days past due and other circumstances for residential mortgage loans. Based on an assessment as to the collectability of the principal, a determination is made to apply any payments received either against the principal or according to the contractual terms of the loan. When a loan is placed on nonaccrual status, the accrued unpaid interest receivable is reversed against interest income. Accrual of interest resumes after factors resulting in doubts about collectability have improved. Residential first lien mortgages in the Chilean market are carried on accrual for a longer period of delinquency than domestic loans, as assessment of collectability is based on the nature of the loans and collection practices in that market.

4. Investments — (continued)

The amortized cost of mortgage loans on non-accrual status were as follows:

	December 31, 2012	December 31, 2011
	(in millions)	
Commercial:		
Brick and mortar	**$44.5**	$46.8
Residential:		
Home equity	**23.1**	13.2
First liens	**13.2**	15.7
Total	**$80.8**	$75.7

The aging of our mortgage loans, based on amortized cost, were as follows:

	December 31, 2012						
	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	Recorded investment 90 days or more and accruing
	(in millions)						
Commercial-brick and mortar	**$32.8**	**$13.7**	**$ —**	**$ 46.5**	**$ 9,658.5**	**$ 9,705.0**	**$ —**
Commercial-CTL	**—**	**—**	**—**	**—**	**530.1**	**530.1**	**—**
Residential-home equity	**5.7**	**2.8**	**3.9**	**12.4**	**483.3**	**495.7**	**—**
Residential-first liens	**22.3**	**5.1**	**19.8**	**47.2**	**839.1**	**886.3**	**8.1**
Total	**$60.8**	**$21.6**	**$23.7**	**$106.1**	**$11,511.0**	**$11,617.1**	**$8.1**

	December 31, 2011						
	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	Recorded investment 90 days or more and accruing
	(in millions)						
Commercial-brick and mortar	$61.4	$ 4.4	$22.5	$ 88.3	$ 8,803.5	$ 8,891.8	$ —
Commercial-CTL	—	—	—	—	569.6	569.6	—
Residential-home equity	7.8	2.6	6.2	16.6	594.4	611.0	—
Residential-first liens	15.8	6.0	22.2	44.0	712.9	756.9	7.5
Total	$85.0	$13.0	$50.9	$148.9	$10,680.4	$10,829.3	$7.5

Mortgage Loan Valuation Allowance

We establish a valuation allowance to provide for the risk of credit losses inherent in our portfolio. The valuation allowance includes loan specific reserves for loans that are deemed to be impaired as well as reserves for pools of loans with similar risk characteristics where a property risk or market specific risk has not been identified but for which we anticipate a loss may occur. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established equal to the difference between the carrying amount of the mortgage loan and the estimated value reduced by the cost to sell. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. Subsequent changes in the estimated value are reflected in the valuation allowance. Amounts on loans deemed to be uncollectible are charged off and removed from the valuation allowance. The change in the valuation allowance provision is included in net realized capital gains (losses) on our consolidated statements of operations.

The valuation allowance is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation and assessment of the valuation allowance adequacy is based on known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, portfolio delinquency information, underwriting standards, peer group information, current economic conditions, loss experience and other relevant factors. The evaluation of our

4. Investments — (continued)

impaired loan component is subjective, as it requires the estimation of timing and amount of future cash flows expected to be received on impaired loans.

We review our commercial mortgage loan portfolio and analyze the need for a valuation allowance for any loan that is delinquent for 60 days or more, in process of foreclosure, restructured, on the internal "watch list" or that currently has a valuation allowance. In addition to establishing allowance levels for specifically identified impaired commercial mortgage loans, management determines an allowance for all other loans in the portfolio for which historical experience and current economic conditions indicate certain losses exist. These loans are segregated by major product type and/or risk level with an estimated loss ratio applied against each product type and/or risk level. The loss ratio is generally based upon historic loss experience for each loan type as adjusted for certain environmental factors management believes to be relevant.

For our residential mortgage loan portfolio, we separate the loans into several homogeneous pools, each of which consist of loans of a similar nature including but not limited to loans similar in collateral, term and structure and loan purpose or type. We evaluate loan pools based on aggregated risk ratings, estimated specific loss potential in the different classes of credits, and historical loss experience by pool type. We adjust these quantitative factors for qualitative factors of present conditions. Qualitative factors include items such as economic and business conditions, changes in the portfolio, value of underlying collateral, and concentrations. Residential mortgage loan pools exclude loans that have been restructured or impaired, as those loans are evaluated individually.

4. Investments — (continued)

A rollforward of our valuation allowance and ending balances of the allowance and loan balance by basis of impairment method was as follows:

	Commercial	Residential	Total
		(in millions)	
For the year ended December 31, 2012			
Beginning balance	**$ 64.8**	**$ 37.3**	**$ 102.1**
Provision	**13.5**	**39.7**	**53.2**
Charge-offs	**(26.7)**	**(35.1)**	**(61.8)**
Recoveries	**0.2**	**3.6**	**3.8**
Effect of exchange rates	**—**	**0.1**	**0.1**
Ending balance	**$ 51.8**	**$ 45.6**	**$ 97.4**
Allowance ending balance by basis of impairment method:			
Individually evaluated for impairment	**$ 2.4**	**$ 10.4**	**$ 12.8**
Collectively evaluated for impairment	**49.4**	**35.2**	**84.6**
Allowance ending balance	**$ 51.8**	**$ 45.6**	**$ 97.4**
Loan balance by basis of impairment method:			
Individually evaluated for impairment	**$ 13.6**	**$ 39.7**	**$ 53.3**
Collectively evaluated for impairment	**10,221.5**	**1,342.3**	**11,563.8**
Loan ending balance	**$10,235.1**	**$1,382.0**	**$11,617.1**
For the year ended December 31, 2011			
Beginning balance	$ 80.6	$ 40.5	$ 121.1
Provision	17.0	27.2	44.2
Charge-offs	(32.9)	(33.4)	(66.3)
Recoveries	0.1	3.2	3.3
Effect of exchange rates	—	(0.2)	(0.2)
Ending balance	$ 64.8	$ 37.3	$ 102.1
Allowance ending balance by basis of impairment method:			
Individually evaluated for impairment	$ 16.3	$ 3.2	$ 19.5
Collectively evaluated for impairment	48.5	34.1	82.6
Allowance ending balance	$ 64.8	$ 37.3	$ 102.1
Loan balance by basis of impairment method:			
Individually evaluated for impairment	$ 114.0	$ 27.4	$ 141.4
Collectively evaluated for impairment	9,347.4	1,340.5	10,687.9
Loan ending balance	$ 9,461.4	$1,367.9	$10,829.3
For the year ended December 31, 2010			
Beginning balance	$ 132.5	$ 30.1	$ 162.6
Provision	54.1	98.8	152.9
Charge-offs	(106.0)	(89.7)	(195.7)
Recoveries	—	1.1	1.1
Effect of exchange rates	—	0.2	0.2
Ending balance	$ 80.6	$ 40.5	$ 121.1
Allowance ending balance by basis of impairment method:			
Individually evaluated for impairment	$ 9.1	$ 5.3	$ 14.4
Collectively evaluated for impairment	71.5	35.2	106.7
Allowance ending balance	$ 80.6	$ 40.5	$ 121.1
Loan balance by basis of impairment method:			
Individually evaluated for impairment	$ 29.8	$ 21.5	$ 51.3
Collectively evaluated for impairment	9,659.8	1,535.1	11,194.9
Loan ending balance	$ 9,689.6	$1,556.6	$11,246.2

4. Investments — (continued)

Impaired Mortgage Loans

Impaired mortgage loans are loans with a related specific valuation allowance, loans whose carrying amount has been reduced to the expected collectible amount because the impairment has been considered other than temporary or a loan modification has been classified as a TDR. Based on an assessment as to the collectability of the principal, a determination is made to apply any payments received either against the principal or according to the contractual terms of the loan. Our recorded investment in and unpaid principal balance of impaired loans along with the related loan specific allowance for losses, if any, and the average recorded investment and interest income recognized during the time the loans were impaired were as follows:

	December 31, 2012		
	Recorded investment	Unpaid principal balance	Related allowance
		(in millions)	
With no related allowance recorded:			
Commercial-brick and mortar	$22.9	$25.3	$ —
Residential-first liens	9.7	6.6	—
With an allowance recorded:			
Commercial-brick and mortar	4.4	4.4	2.4
Residential-home equity	20.8	20.7	9.1
Residential-first liens	9.2	9.1	1.3
Total:			
Commercial	$27.3	$29.7	$ 2.4
Residential	$39.7	$36.4	$10.4

	December 31, 2011		
	Recorded investment	Unpaid principal balance	Related allowance
		(in millions)	
With no related allowance recorded:			
Commercial-brick and mortar	$ —	$ 0.3	$ —
Residential-first liens	4.4	4.2	—
With an allowance recorded:			
Commercial-brick and mortar	114.0	114.0	16.3
Residential-home equity	14.5	14.2	1.9
Residential-first liens	8.5	8.5	1.3
Total:			
Commercial	$114.0	$114.3	$16.3
Residential	$ 27.4	$ 26.9	$ 3.2

4. Investments — (continued)

	Average recorded investment	Interest income recognized
	(in millions)	
For the year ended December 31, 2012		
With no related allowance recorded:		
Commercial-brick and mortar	**$11.4**	**$2.6**
Residential-first liens	**7.0**	**—**
With an allowance recorded:		
Commercial-brick and mortar	**15.3**	**0.2**
Residential-home equity	**17.7**	**0.9**
Residential-first liens	**9.0**	**0.1**
Total:		
Commercial	**$26.7**	**$2.8**
Residential	**$33.7**	**$1.0**
For the year ended December 31, 2011		
With no related allowance recorded:		
Commercial-brick and mortar	$11.3	$0.9
Residential-first liens	4.4	—
With an allowance recorded:		
Commercial-brick and mortar	79.0	1.0
Residential-home equity	12.6	0.8
Residential-first liens	9.6	0.2
Total:		
Commercial	$90.3	$1.9
Residential	$26.6	$1.0
For the year ended December 31, 2010		
With no related allowance recorded:		
Commercial-brick and mortar	$13.4	$1.1
Residential-first liens	5.3	—
With an allowance recorded:		
Commercial-brick and mortar	77.2	1.8
Residential-home equity	12.2	—
Residential-first liens	16.2	—
Total:		
Commercial	$90.6	$2.9
Residential	$33.7	$ —

Mortgage Loan Modifications

Our commercial and residential mortgage loan portfolios include loans that have been modified. We assess loan modifications on a case-by-case basis to evaluate whether a TDR has occurred. The commercial mortgage loan TDRs were modified to delay or reduce principal payments and to increase, reduce or delay interest payments. For these TDR assessments, we have determined the loan rates are now considered below market based on current circumstances. The commercial mortgage loan modifications resulted in delayed cash receipts and a decrease in interest income. The residential mortgage loan TDRs include modifications of interest-only payment periods, delays in principal balloon payments, and interest rate reductions. Residential mortgage loan modifications resulted in delayed or decreased cash receipts and a decrease in interest income.

The following table includes information about outstanding loans that were modified and met the criteria of a TDR during the periods indicated. In addition, the table includes information for loans that were modified and met the criteria of a TDR within the past twelve months that were in payment default during the periods indicated:

	For the year ended December 31, 2012			
	TDRs		TDRs in payment default	
	Number of contracts	Recorded investment	Number of contracts	Recorded investment
		(in millions)		*(in millions)*
Commercial-brick and mortar	**2**	**$18.0**	**1**	**$13.7**
Residential-home equity	**324**	**15.0**	**12**	**—**
Residential-first liens	**12**	**2.1**	**—**	**—**
Total	**338**	**$35.1**	**13**	**$13.7**

4. Investments — (continued)

	For the year ended December 31, 2011			
	TDRs		TDRs in payment default	
	Number of contracts	Recorded investment	Number of contracts	Recorded investment
		(in millions)		*(in millions)*
Commercial-brick and mortar	1	$ 4.4	1	$4.4
Residential-home equity	151	7.9	6	—
Residential-first liens	7	1.6	1	0.3
Total	159	$13.9	8	$4.7

Commercial mortgage loans that have been designated as a TDR have been previously reserved in the mortgage loan valuation allowance to the estimated fair value of the underlying collateral reduced by the cost to sell.

Residential mortgage loans that have been designated as a TDR are specifically reserved for in the mortgage loan valuation allowance if losses result from the modification. Residential mortgage loans that have defaulted or have been discharged through bankruptcy are reduced to the expected collectible amount.

Real Estate

Depreciation expense on invested real estate was $45.1 million, $41.4 million and $41.1 million in 2012, 2011 and 2010, respectively. Accumulated depreciation was $332.8 million and $361.8 million as of December 31, 2012 and 2011, respectively.

Other Investments

Other investments include minority interests in unconsolidated entities, domestic and international joint ventures and partnerships and properties owned jointly with venture partners and operated by the partners. Such investments are generally accounted for using the equity method. In applying the equity method, we record our share of income or loss reported by the equity investees in net investment income. Summarized financial information for these unconsolidated entities was as follows:

	December 31,	
	2012	2011
	(in millions)	
Total assets	**$46,036.2**	$38,213.8
Total liabilities	**38,080.9**	31,305.9
Total equity	**$ 7,955.3**	$ 6,907.9
Net investment in unconsolidated entities (1)	**$ 1,100.6**	$ 928.3

	For the year ended December 31,		
	2012	2011	2010
		(in millions)	
Total revenues	**$4,555.9**	$5,574.6	$5,326.2
Total expenses	**3,774.5**	4,849.8	4,812.3
Net income	**750.1**	719.3	489.2
Our share of net income of unconsolidated entities (1)	**120.1**	116.5	99.9

(1) Primarily relates to Brasilprev Seguros e Previdencia, a co-managed joint venture in Brazil, which is reported in the results of our Principal International segment.

In addition, other investments include $655.1 million and $507.5 million of direct financing leases as of December 31, 2012 and 2011, respectively. Our Chilean operations enter into private placement contracts for commercial, industrial and office space properties whereby our Chilean operations purchase the real estate and/or building from the seller-lessee but then lease the property back to the seller-lessee. Ownership of the property is transferred to the lessee by the end of the lease term. The direct financing lease receivables are carried at amortized cost. We actively monitor and manage our direct financing leases. All leases within the portfolio are analyzed regularly and internally rated, based on financial condition, payment history and loan-to-value.

4. Investments — (continued)

Derivative assets are carried at fair value and reported as a component of other investments. Certain seed money investments are also carried at fair value and reported as a component of other investments, with changes in fair value included in net realized capital gains (losses) on our consolidated statements of operations.

Securities Posted as Collateral

We posted $1,540.0 million in fixed maturities, available-for-sale securities at December 31, 2012, to satisfy collateral requirements primarily associated with a reinsurance arrangement, our derivative credit support annex (collateral) agreements and our obligation under funding agreements with the Federal Home Loan Bank of Des Moines ("FHLB Des Moines"). In addition, we posted $2,063.4 million in commercial mortgage loans as of December 31, 2012, to satisfy collateral requirements associated with our obligation under funding agreements with the FHLB Des Moines. Since we did not relinquish ownership rights on these instruments, they are reported as fixed maturities, available-for-sale and mortgage loans, respectively, on our consolidated statements of financial position.

5. Derivative Financial Instruments

Derivatives are generally used to hedge or reduce exposure to market risks associated with assets held or expected to be purchased or sold and liabilities incurred or expected to be incurred. Derivatives are used to change the characteristics of our asset/liability mix consistent with our risk management activities. Derivatives are also used in asset replication strategies.

Types of Derivative Instruments

Interest Rate Contracts

Interest rate risk is the risk we will incur economic losses due to adverse changes in interest rates. Sources of interest rate risk include the difference between the maturity and interest rate changes of assets with the liabilities they support, timing differences between the pricing of liabilities and the purchase or procurement of assets and changing cash flow profiles from original projections due to prepayment options embedded within asset and liability contracts. We use various derivatives to manage our exposure to fluctuations in interest rates.

Interest rate swaps are contracts in which we agree with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts based upon designated market rates or rate indices and an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date. We use interest rate swaps primarily to more closely match the interest rate characteristics of assets and liabilities and to mitigate the risks arising from timing mismatches between assets and liabilities (including duration mismatches). We also use interest rate swaps to hedge against changes in the value of assets we anticipate acquiring and other anticipated transactions and commitments. Interest rate swaps are used to hedge against changes in the value of the guaranteed minimum withdrawal benefit ("GMWB") liability. The GMWB rider on our variable annuity products provides for guaranteed minimum withdrawal benefits regardless of the actual performance of various equity and/or fixed income funds available with the product.

5. Derivative Financial Instruments — (continued)

Interest rate caps and interest rate floors, which can be combined to form interest rate collars, are contracts that entitle the purchaser to pay or receive the amounts, if any, by which a specified market rate exceeds a cap strike interest rate, or falls below a floor strike interest rate, respectively, at specified dates. We have entered into interest rate collars whereby we receive amounts if a specified market rate falls below a floor strike interest rate, and we pay if a specified market rate exceeds a cap strike interest rate. We use interest rate collars to manage interest rate risk related to guaranteed minimum interest rate liabilities in our individual annuities contracts.

A swaption is an option to enter into an interest rate swap at a future date. We purchase swaptions to offset or modify existing exposures. Swaptions provide us the benefit of the agreed-upon strike rate if the market rates for liabilities are higher, with the flexibility to enter into the current market rate swap if the market rates for liabilities are lower. Swaptions not only hedge against the downside risk, but also allow us to take advantage of any upside benefits.

In exchange-traded futures transactions, we agree to purchase or sell a specified number of contracts, the values of which are determined by the values of designated classes of securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. We enter into exchange-traded futures with regulated futures commissions merchants who are members of a trading exchange. We have used exchange-traded futures to reduce market risks from changes in interest rates and to alter mismatches between the assets in a portfolio and the liabilities supported by those assets.

Foreign Exchange Contracts

Foreign currency risk is the risk we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from foreign currency-denominated funding agreements we issue, foreign currency-denominated fixed maturities we invest in and the financial results of our international operations, including acquisition and divestiture activity. We use various derivatives to manage our exposure to fluctuations in foreign currency exchange rates.

Currency swaps are contracts in which we agree with other parties to exchange, at specified intervals, a series of principal and interest payments in one currency for that of another currency. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. The interest payments are primarily fixed-to-fixed rate; however, they may also be fixed-to-floating rate or floating-to-fixed rate. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date. We use currency swaps to reduce market risks from changes in currency exchange rates with respect to investments or liabilities denominated in foreign currencies that we either hold or intend to acquire or sell.

Currency forwards are contracts in which we agree with other parties to deliver or receive a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. We use currency forwards to reduce market risks from changes in currency exchange rates with respect to investments or liabilities denominated in foreign currencies that we either hold or intend to acquire or sell and to hedge the currency risk associated with a business combination. We have also used currency forwards to hedge the currency risk associated with net investments in foreign operations. We did not use any currency forwards during 2012 or 2011 to hedge our net investment in foreign operations.

Currency options are contracts that give the holder the right, but not the obligation to buy or sell a specified amount of the identified currency within a limited period of time at a contracted price. The contracts are net settled in cash, based on the differential in the current foreign exchange rate and the strike price. Purchased and sold options can be combined to form a foreign currency collar where we receive a payment if the foreign exchange rate is below the purchased option strike price and make a payment if the foreign exchange rate is above the sold option strike price. We use currency options to manage the foreign currency risk associated with a business combination.

Equity Contracts

Equity risk is the risk that we will incur economic losses due to adverse fluctuations in common stock. We use various derivatives to manage our exposure to equity risk, which arises from products in which the interest we credit is tied to an external equity index as well as products subject to minimum contractual guarantees.

We may sell an investment-type insurance contract with attributes tied to market indices (an embedded derivative as noted below), in which case we write an equity call option to convert the overall contract into a fixed-rate liability, essentially eliminating the equity component altogether. We purchase equity call spreads to hedge the equity participation rates promised to contractholders in conjunction with our fixed deferred annuity products that credit

5. Derivative Financial Instruments — (continued)

interest based on changes in an external equity index. We use exchange-traded futures and equity put options to hedge against changes in the value of the GMWB liability related to the GMWB rider on our variable annuity product, as previously explained. The premium associated with certain options is paid quarterly over the life of the option contract.

Credit Contracts

Credit risk relates to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest. We use credit default swaps to enhance the return on our investment portfolio by providing comparable exposure to fixed income securities that might not be available in the primary market. They are also used to hedge credit exposures in our investment portfolio. Credit derivatives are used to sell or buy credit protection on an identified name or names on an unfunded or synthetic basis in return for receiving or paying a quarterly premium. The premium generally corresponds to a referenced name's credit spread at the time the agreement is executed. In cases where we sell protection, we also buy a quality cash bond to match against the credit default swap, thereby entering into a synthetic transaction replicating a cash security. When selling protection, if there is an event of default by the referenced name, as defined by the agreement, we are obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced security in a principal amount equal to the notional value of the credit default swap.

Total return swaps are contracts in which we agree with other parties to exchange, at specified intervals, an amount determined by the difference between the previous price and the current price of a reference asset based upon an agreed upon notional principal amount plus an additional amount determined by the financing spread. We currently use total return swaps referencing equity indices to hedge our portfolio from potential credit losses related to systemic events.

Other Contracts

Embedded Derivatives. We purchase or issue certain financial instruments or products that contain a derivative instrument that is embedded in the financial instrument or product. When it is determined that the embedded derivative possesses economic characteristics that are not clearly or closely related to the economic characteristics of the host contract and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host instrument for measurement purposes. The embedded derivative, which is reported with the host instrument in the consolidated statements of financial position, is carried at fair value.

We sell investment-type insurance contracts in which the return is tied to an external equity index or a leveraged inflation index. We economically hedge the risk associated with these investment-type insurance contracts.

We offer group benefit plan contracts that have guaranteed separate accounts as an investment option. We also offer a guaranteed fund as an investment option in our defined contribution plans in Hong Kong.

We have structured investment relationships with trusts we have determined to be VIEs, which are consolidated in our financial statements. The notes issued by these trusts include obligations to deliver an underlying security to residual interest holders and the obligations contain an embedded derivative of the forecasted transaction to deliver the underlying security.

We have fixed deferred annuities that credit interest based on changes in an external equity index. We also have certain variable annuity products with a GMWB rider, which allows the customer to make withdrawals of a specified annual amount, either for a fixed number of years or for the lifetime of the customer, even if the account value is reduced to zero. Declines in the equity markets may increase our exposure to benefits under contracts with the GMWB. We economically hedge the exposure in these annuity contracts, as previously explained.

Exposure

Our risk of loss is typically limited to the fair value of our derivative instruments and not to the notional or contractual amounts of these derivatives. We are also exposed to credit losses in the event of nonperformance of the counterparties. Our current credit exposure is limited to the value of derivatives that have become favorable to us. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits. We also utilize various credit enhancements, including collateral and credit triggers to reduce the credit exposure to our derivative instruments.

Our derivative transactions are generally documented under International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements. Management believes that such agreements provide for legally enforceable set-off and close-out netting of exposures to specific counterparties. Under such agreements, in connection with an early termination of a transaction, we are permitted to set off our receivable from a counterparty against our payables to the same

5. Derivative Financial Instruments — (continued)

counterparty arising out of all included transactions. For reporting purposes, we do not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparties under master netting agreements.

We posted $296.9 million and $502.4 million in cash and securities under collateral arrangements as of December 31, 2012 and December 31, 2011, respectively, to satisfy collateral requirements associated with our derivative credit support agreements.

Certain of our derivative instruments contain provisions that require us to maintain an investment grade rating from each of the major credit rating agencies on our debt. If the rating on our debt were to fall below investment grade, it would be in violation of these provisions and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value, inclusive of accrued interest, of all derivative instruments with credit-risk-related contingent features that were in a liability position without regard to netting under derivative credit support annex agreements as of December 31, 2012 and December 31, 2011, was $1,205.4 million and $1,484.0 million, respectively. With respect to these derivatives, we posted collateral of $296.9 million and $502.4 million as of December 31, 2012 and December 31, 2011, respectively, in the normal course of business, which reflects netting under derivative credit support annex agreements. If the credit-risk-related contingent features underlying these agreements were triggered on December 31, 2012, we would be required to post an additional $79.7 million of collateral to our counterparties.

As of December 31, 2012 and December 31, 2011, we had received $207.8 million and $237.0 million, respectively, of cash collateral associated with our derivative credit support annex agreements, for which we recorded a corresponding liability reflecting our obligation to return the collateral.

Notional amounts are used to express the extent of our involvement in derivative transactions and represent a standard measurement of the volume of our derivative activity. Notional amounts represent those amounts used to calculate contractual flows to be exchanged and are not paid or received, except for contracts such as currency swaps.

5. Derivative Financial Instruments — (continued)

Credit exposure represents the gross amount owed to us under derivative contracts as of the valuation date. The notional amounts and credit exposure of our derivative financial instruments by type were as follows:

	December 31, 2012	December 31, 2011
	(in millions)	
Notional amounts of derivative instruments		
Interest rate contracts:		
Interest rate swaps	**$18,381.2**	$19,498.3
Interest rate collars	**500.0**	500.0
Swaptions	**325.0**	68.5
Futures	**82.0**	522.0
Foreign exchange contracts:		
Foreign currency swaps	**3,454.1**	3,919.8
Foreign currency options	**1,400.0**	—
Currency forwards	**557.2**	147.3
Equity contracts:		
Options	**1,811.8**	1,608.4
Futures	**373.6**	270.3
Credit contracts:		
Credit default swaps	**1,378.3**	1,530.3
Total return swaps	**100.0**	15.0
Other contracts:		
Embedded derivative financial instruments	**5,893.2**	4,921.7
Total notional amounts at end of period	**$34,256.4**	$33,001.6
Credit exposure of derivative instruments		
Interest rate contracts:		
Interest rate swaps	**$ 683.9**	$ 752.2
Interest rate collars	**48.5**	38.5
Swaptions	**0.7**	—
Foreign exchange contracts:		
Foreign currency swaps	**263.8**	318.6
Currency forwards	**6.8**	1.5
Foreign currency options	**1.9**	—
Equity contracts:		
Options	**74.3**	120.3
Credit contracts:		
Credit default swaps	**6.8**	14.0
Total gross credit exposure	**1,086.7**	1,245.1
Less: collateral received	**248.0**	237.0
Net credit exposure	**$ 838.7**	$ 1,008.1

5. Derivative Financial Instruments — (continued)

The fair value of our derivative instruments classified as assets and liabilities was as follows:

	Derivative assets (1)		Derivative liabilities (2)	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(in millions)			
Derivatives designated as hedging instruments				
Interest rate contracts	**$ 10.3**	$ 0.2	**$ 440.5**	$ 500.9
Foreign exchange contracts	**190.0**	267.2	**127.2**	158.4
Total derivatives designated as hedging instruments	**$ 200.3**	$ 267.4	**$ 567.7**	$ 659.3
Derivatives not designated as hedging instruments				
Interest rate contracts	**$ 677.1**	$ 730.9	**$ 493.9**	$ 651.5
Foreign exchange contracts	**58.2**	38.5	**14.3**	42.7
Equity contracts	**74.3**	120.3	**27.7**	0.8
Credit contracts	**6.8**	14.0	**96.6**	169.7
Other contracts	**—**	—	**327.8**	336.0
Total derivatives not designated as hedging instruments	**816.4**	903.7	**960.3**	1,200.7
Total derivative instruments	**$1,016.7**	$1,171.1	**$1,528.0**	$1,860.0

(1) The fair value of derivative assets is reported with other investments on the consolidated statements of financial position.

(2) The fair value of derivative liabilities is reported with other liabilities on the consolidated statement of financial position, with the exception of certain embedded derivative liabilities. Embedded derivative liabilities with a fair value of $170.5 million and $195.8 million as of December 31, 2012 and December 31, 2011, respectively, are reported with contractholder funds on the consolidated statements of financial position.

Credit Derivatives Sold

When we sell credit protection, we are exposed to the underlying credit risk similar to purchasing a fixed maturity security instrument. The majority of our credit derivative contracts sold reference a single name or reference security (referred to as "single name credit default swaps"). The remainder of our credit derivatives reference either a basket or index of securities. These instruments are either referenced in an over-the-counter credit derivative transaction, or embedded within an investment structure that has been fully consolidated into our financial statements.

These credit derivative transactions are subject to events of default defined within the terms of the contract, which normally consist of bankruptcy, failure to pay, or modified restructuring of the reference entity and/or issue. If a default event occurs for a reference name or security, we are obligated to pay the counterparty an amount equal to the notional amount of the credit derivative transaction. As a result, our maximum future payment is equal to the notional amount of the credit derivative. In certain cases, we also have purchased credit protection with identical underlyings to certain of our sold protection transactions. The effect of this purchased protection would reduce our total maximum future payments by $15.0 million as of December 31, 2012 and $20.0 million as of December 31, 2011. These purchased credit derivative transactions had a net asset fair value of $0.2 million as of December 31, 2012 and zero as of December 31, 2011. In certain circumstances, our potential loss could also be reduced by any amount recovered in the default proceedings of the underlying credit name.

We purchased certain investment structures with embedded credit features that are fully consolidated into our financial statements. This consolidation results in recognition of the underlying credit derivatives and collateral within the structure, typically high quality fixed maturities that are owned by a special purpose vehicle. These credit derivatives reference a single name or several names in a basket structure. In the event of default, the collateral within the structure would typically be liquidated to pay the claims of the credit derivative counterparty.

5. Derivative Financial Instruments — (continued)

The following tables show our credit default swap protection sold by types of contract, types of referenced/underlying asset class and external agency rating for the underlying reference security. The maximum future payments are undiscounted and have not been reduced by the effect of any offsetting transactions, collateral or recourse features described above.

	December 31, 2012			
	Notional amount	**Fair value**	**Maximum future payments**	**Weighted average expected life (in years)**
	(in millions)			
Single name credit default swaps				
Corporate debt				
AA	**$ 70.0**	**$ (0.2)**	**$ 70.0**	**2.5**
A	**572.0**	**2.4**	**572.0**	**2.4**
BBB	**200.0**	**(1.6)**	**200.0**	**3.0**
Structured finance				
Near default	**11.1**	**(11.0)**	**11.1**	**8.5**
Total single name credit default swaps	**853.1**	**(10.4)**	**853.1**	**2.6**
Basket and index credit default swaps				
Corporate debt				
Near default	**110.4**	**(65.2)**	**110.4**	**4.2**
Government/municipalities				
AA	**30.0**	**(7.3)**	**30.0**	**4.7**
Structured finance				
BBB	**25.0**	**(5.6)**	**25.0**	**4.5**
Total basket and index credit default swaps	**165.4**	**(78.1)**	**165.4**	**4.4**
Total credit default swap protection sold	**$1,018.5**	**$(88.5)**	**$1,018.5**	**2.9**

	December 31, 2011			
	Notional amount	**Fair value**	**Maximum future payments**	**Weighted average expected life (in years)**
	(in millions)			
Single name credit default swaps				
Corporate debt				
AA	$ 85.0	$ (1.0)	$ 85.0	4.0
A	483.0	(1.4)	483.0	2.5
BBB	110.0	(0.3)	110.0	1.7
CCC	10.0	(0.1)	10.0	0.2
Structured finance				
C	10.0	(8.9)	10.0	10.1
Near default	12.9	(12.8)	12.9	1.2
Total single name credit default swaps	710.9	(24.5)	710.9	2.6
Basket and index credit default swaps				
Corporate debt				
CCC	132.4	(104.7)	132.4	5.2
CC	15.0	(14.8)	15.0	1.0
Government/municipalities				
A	40.0	(10.5)	40.0	4.4
Structured finance				
BBB	25.0	(11.0)	25.0	5.5
Total basket and index credit default swaps	212.4	(141.0)	212.4	4.8
Total credit default swap protection sold	$923.3	$(165.5)	$923.3	3.1

5. Derivative Financial Instruments — (continued)

We also have invested in fixed maturities classified as available-for-sale that contain credit default swaps that do not require bifurcation and fixed maturities classified as trading that contain credit default swaps. These securities are subject to the credit risk of the issuer, normally a special purpose vehicle, which consists of the underlying credit default swaps and high quality fixed maturities that serve as collateral. A default event occurs if the cumulative losses exceed a specified attachment point, which is typically not the first loss of the portfolio. If a default event occurs that exceeds the specified attachment point, our investment may not be fully returned. We would have no future potential payments under these investments. The following tables show, by the types of referenced/underlying asset class and external rating, our fixed maturities with embedded credit derivatives.

	December 31, 2012		
	Amortized cost	Carrying value	Weighted average expected life (in years)
		(in millions)	
Corporate debt			
BBB	$ 20.5	$ 20.5	4.0
B	25.0	24.9	0.5
Total corporate debt	45.5	45.4	2.1
Structured finance			
AA	4.6	4.6	17.0
BB	39.6	37.5	2.9
B	4.0	4.0	4.4
CCC	17.7	17.7	6.4
Total structured finance	65.9	63.8	4.9
Total fixed maturities with credit derivatives	$111.4	$109.2	3.8

	December 31, 2011		
	Amortized cost	Carrying value	Weighted average expected life (in years)
		(in millions)	
Corporate debt			
BB	$ 14.7	$14.7	5.0
CCC	25.0	20.8	1.5
CC	3.7	0.7	4.0
Total corporate debt	43.4	36.2	2.9
Structured finance			
AA	9.3	9.3	6.4
BBB	27.4	24.5	4.5
BB	15.0	13.9	2.5
B	11.2	11.2	5.4
CCC	3.5	3.6	4.8
CC	0.7	0.7	5.3
C	0.2	0.1	8.2
Near default	0.2	0.2	4.7
Total structured finance	67.5	63.5	4.5
Total fixed maturities with credit derivatives	$110.9	$99.7	3.9

Fair Value Hedges

We use fixed-to-floating rate interest rate swaps to more closely align the interest rate characteristics of certain assets and liabilities. In general, these swaps are used in asset and liability management to modify duration, which is a measure of sensitivity to interest rate changes.

5. Derivative Financial Instruments — (continued)

We enter into currency exchange swap agreements to convert certain foreign denominated assets and liabilities into U.S. dollar floating-rate denominated instruments to eliminate the exposure to future currency volatility on those items.

We have sold callable investment-type insurance contracts and used cancellable interest rate swaps to hedge the changes in fair value of the callable feature.

The net interest effect of interest rate swap and currency swap transactions for derivatives in fair value hedges is recorded as an adjustment to income or expense of the underlying hedged item in our consolidated statements of operations.

Hedge effectiveness testing for fair value relationships is performed utilizing a regression analysis approach for both prospective and retrospective evaluations. This regression analysis will consider multiple data points for the assessment that the hedge continues to be highly effective in achieving offsetting changes in fair value. In certain periods, the comparison of the change in value of the derivative and the change in the value of the hedged item may not be offsetting at a specific period in time due to small movements in value. However, any amounts recorded as fair value hedges have shown to be highly effective in achieving offsetting changes in fair value both for present and future periods.

The following table shows the effect of derivatives in fair value hedging relationships and the related hedged items on the consolidated statements of operations. All gains or losses on derivatives were included in the assessment of hedge effectiveness.

Derivatives in fair value hedging relationships	Amount of gain (loss) recognized in net income on derivatives for the year ended December 31, (1)			Hedged items in fair fair value hedging relationships	Amount of gain (loss) recognized in net income on related hedged item for the year ended December 31, (1)		
	2012	**2011**	**2010**		**2012**	**2011**	**2010**
	(in millions)				*(in millions)*		
Interest rate contracts	**$38.6**	$(108.5)	$(100.2)	Fixed maturities, available-for-sale	**$(34.1)**	$105.4	$106.4
Interest rate contracts	**—**	(2.2)	(19.2)	Investment-type insurance contracts	**—**	2.4	20.6
Foreign exchange contracts	**0.7**	1.1	6.9	Fixed maturities, available-for-sale	**0.4**	(1.3)	(5.6)
Foreign exchange contracts	**9.3**	(25.6)	(23.3)	Investment-type insurance contracts	**(12.6)**	25.7	18.1
Total	**$48.6**	$(135.2)	$(135.8)	Total	**$(46.3)**	$132.2	$139.5

(1) The gain (loss) on both derivatives and hedged items in fair value relationships is reported in net realized capital gains (losses) on the consolidated statements of operations. The net amount represents the ineffective portion of our fair value hedges.

The following table shows the periodic settlements on interest rate contracts and foreign exchange contracts in fair value hedging relationships.

Hedged Item	Amount of gain (loss) for the year ended December 31,		
	2012	**2011**	**2010**
	(in millions)		
Fixed maturities, available-for-sale (1)	**$(134.3)**	$(158.9)	$(161.9)
Investment-type insurance contracts (2)	**37.1**	44.0	76.3

(1) Reported in net investment income on the consolidated statements of operations.

(2) Reported in benefits, claims and settlement expenses on the consolidated statements of operations.

Cash Flow Hedges

We utilize floating-to-fixed rate interest rate swaps to eliminate the variability in cash flows of recognized financial assets and liabilities and forecasted transactions.

We enter into currency exchange swap agreements to convert both principal and interest payments of certain foreign denominated assets and liabilities into U.S. dollar denominated fixed-rate instruments to eliminate the exposure to future currency volatility on those items.

The net interest effect of interest rate swap and currency swap transactions for derivatives in cash flow hedges is recorded as an adjustment to income or expense of the underlying hedged item in our consolidated statements of operations.

5. Derivative Financial Instruments — (continued)

The maximum length of time we are hedging our exposure to the variability in future cash flows for forecasted transactions, excluding those related to the payments of variable interest on existing financial assets and liabilities, is 7.5 years. At December 31, 2012, we had $120.6 million of net gains reported in AOCI on the consolidated statements of financial position related to active hedges of forecasted transactions. If a hedged forecasted transaction is no longer probable of occurring, cash flow hedge accounting is discontinued. If it is probable that the hedged forecasted transaction will not occur, the deferred gain or loss is immediately reclassified from OCI into net income. No amounts were reclassified from AOCI into net realized capital gains (losses) as a result of the determination that hedged cash flows were probable of not occurring during the years ended December 31, 2012, 2011 and 2010.

The following table shows the effect of derivatives in cash flow hedging relationships on the consolidated statements of operations and consolidated statements of financial position. All gains or losses on derivatives were included in the assessment of hedge effectiveness.

Derivatives in cash flow hedging relationships	Related hedged item	Amount of gain (loss) recognized in AOCI on derivatives (effective portion) for the year ended December 31, 2012	2011	2010	Location of gain (loss) reclassified from AOCI into net income (effective portion)	Amount of gain (loss) reclassified from AOCI on derivatives (effective portion) for the year ended December 31, 2012	2011	2010
		(in millions)				(in millions)		
Interest rate contracts	Fixed maturities, available-for-sale	**$ 16.2**	$107.1	$(18.1)	Net investment income	**$ 8.9**	$ 7.2	$ 7.1
					Net realized capital gains	**—**	(0.2)	8.0
Interest rate contracts	Investment-type insurance contracts	**2.5**	(1.0)	18.4	Benefits, claims and settlement expenses	**—**	(0.8)	(0.8)
Interest rate contracts	Debt	**—**	—	—	Operating expense	**(5.9)**	(5.3)	(4.7)
Foreign exchange contracts	Fixed maturities, available-for-sale	**(27.9)**	29.9	136.7	Net realized capital losses	**(6.4)**	(20.4)	(41.6)
Foreign exchange contracts	Investment-type insurance contract	**7.6**	12.8	(24.0)	Benefits, claims and settlement expenses	**—**	(1.7)	(6.1)
					Net realized capital losses	**—**	—	(0.7)
Total		**$ (1.6)**	$148.8	$113.0	Total	**$(3.4)**	$(21.2)	$(38.8)

The following table shows the periodic settlements on interest rate contracts and foreign exchange contracts in cash flow hedging relationships.

Hedged Item	Amount of gain (loss) for the year ended December 31, 2012	2011	2010
	(in millions)		
Fixed maturities, available-for-sale (1)	**$ 8.0**	$ 9.3	$ 11.1
Investment-type insurance contracts (2)	**(13.4)**	(13.1)	(12.5)

(1) Reported in net investment income on the consolidated statements of operations.

(2) Reported in benefits, claims and settlement expenses on the consolidated statements of operations.

The ineffective portion of our cash flow hedges is reported in net realized capital gains (losses) on the consolidated statements of operations. The net gain resulting from the ineffective portion of foreign currency contracts in cash flow hedging relationships was $0.5 million, $0.5 million and $0.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We expect to reclassify net losses of $0.6 million from AOCI into net income in the next 12 months, which includes both net deferred gains on discontinued hedges and net losses on periodic settlements of active hedges. Actual amounts may vary from this amount as a result of market conditions.

Derivatives Not Designated as Hedging Instruments

Our use of futures, certain swaptions and swaps, collars, options and forwards are effective from an economic standpoint, but they have not been designated as hedges for financial reporting purposes. As such, periodic changes in

5. Derivative Financial Instruments — (continued)

the market value of these instruments, which includes mark-to-market gains and losses as well as periodic and final settlements, primarily flow directly into net realized capital gains (losses) on the consolidated statements of operations. Gains and losses on certain derivatives used in relation to certain trading portfolios are reported in net investment income on the consolidated statements of operations.

The following table shows the effect of derivatives not designated as hedging instruments, including fair value changes of embedded derivatives that have been bifurcated from the host contract, on the consolidated statements of operations.

	Amount of gain (loss) recognized in net income on derivatives for the year ended December 31,		
Derivatives not designated as hedging instruments	**2012**	**2011**	**2010**
	(in millions)		
Interest rate contracts	**$ (7.9)**	$ 93.3	$ 24.8
Foreign exchange contracts	**63.1**	(34.1)	(73.5)
Equity contracts	**(100.5)**	55.2	(24.0)
Credit contracts	**11.0**	(9.9)	5.1
Other contracts	**37.3**	(200.4)	(8.8)
Total	**$ 3.0**	$ (95.9)	$(76.4)

6. Closed Block

In connection with the 1998 MIHC formation, Principal Life formed a Closed Block to provide reasonable assurance to policyholders included therein that, after the formation of the MIHC, assets would be available to maintain dividends in aggregate in accordance with the 1997 policy dividend scales, if the experience underlying such scales continued. Assets of Principal Life were allocated to the Closed Block in an amount that produces cash flows which, together with anticipated revenue from policies and contracts included in the Closed Block, were expected to be sufficient to support the Closed Block policies, including, but not limited to, provisions for payment of claims, certain expenses, charges and taxes, and to provide for continuation of policy and contract dividends in aggregate in accordance with the 1997 dividend scales, if the experience underlying such scales continues, and to allow for appropriate adjustments in such scales, if such experience changes. Due to adjustable life policies being included in the Closed Block, the Closed Block is charged with amounts necessary to properly fund for certain adjustments, such as face amount and premium increases, that are made to these policies after the Closed Block inception date. These amounts are referred to as Funding Adjustment Charges and are treated as capital transfers from the Closed Block.

Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block. Closed Block assets and liabilities are carried on the same basis as other similar assets and liabilities. Principal Life will continue to pay guaranteed benefits under all policies, including the policies within the Closed Block, in accordance with their terms. If the assets allocated to the Closed Block, the investment cash flows from those assets and the revenues from the policies included in the Closed Block, including investment income thereon, prove to be insufficient to pay the benefits guaranteed under the policies included in the Closed Block, Principal Life will be required to make such payments from their general funds. No additional policies were added to the Closed Block, nor was the Closed Block affected in any other way, as a result of the demutualization.

A policyholder dividend obligation ("PDO") is required to be established for earnings in the Closed Block that are not available to stockholders. A model of the Closed Block was established to produce the pattern of expected earnings in the Closed Block, adjusted to eliminate the impact of related amounts in AOCI.

If actual cumulative earnings of the Closed Block are greater than the expected cumulative earnings of the Closed Block, only the expected cumulative earnings will be recognized in income with the excess recorded as a PDO. This PDO represents undistributed accumulated earnings that will be paid to Closed Block policyholders as additional policyholder dividends unless offset by future performance of the Closed Block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income. At December 31, 2012 and 2011, cumulative actual earnings have been less than cumulative expected earnings. However, cumulative net unrealized gains were greater than expected, resulting in the recognition of a PDO of $131.0 million and $3.1 million as of December 31, 2012 and 2011, respectively.

6. Closed Block — (continued)

Closed Block liabilities and assets designated to the Closed Block were as follows:

	December 31, 2012	December 31, 2011
	(in millions)	
Closed Block liabilities		
Future policy benefits and claims	**$4,664.5**	$4,829.6
Other policyholder funds	**10.7**	11.2
Policyholder dividends payable	**280.6**	292.6
Policyholder dividends obligation	**131.0**	3.1
Other liabilities	**31.3**	32.6
Total Closed Block liabilities	**5,118.1**	5,169.1
Assets designated to the Closed Block		
Fixed maturities, available-for-sale	**2,735.1**	2,744.7
Fixed maturities, trading	**17.0**	23.2
Equity securities, available-for-sale	**5.5**	6.1
Mortgage loans	**719.4**	691.0
Policy loans	**665.5**	697.7
Other investments	**158.0**	172.5
Total investments	**4,300.5**	4,335.2
Cash and cash equivalents	**51.3**	3.0
Accrued investment income	**52.5**	59.6
Premiums due and other receivables	**13.2**	13.8
Deferred tax asset	**39.2**	38.7
Total assets designated to the Closed Block	**4,456.7**	4,450.3
Excess of Closed Block liabilities over assets designated to the Closed Block	**661.4**	718.8
Amounts included in accumulated other comprehensive income	**62.4**	68.2
Maximum future earnings to be recognized from Closed Block assets and liabilities	**$ 723.8**	$ 787.0

Closed Block revenues and expenses were as follows:

	For the year ended December 31,		
	2012	2011	2010
	(in millions)		
Revenues			
Premiums and other considerations	**$397.4**	$428.8	$459.3
Net investment income	**222.8**	238.2	257.6
Net realized capital gains	**3.6**	7.9	1.8
Total revenues	**623.8**	674.9	718.7
Expenses			
Benefits, claims and settlement expenses	**325.7**	370.7	385.5
Dividends to policyholders	**192.6**	204.2	215.1
Operating expenses	**4.9**	2.9	6.4
Total expenses	**523.2**	577.8	607.0
Closed Block revenues, net of Closed Block expenses, before income taxes	**100.6**	97.1	111.7
Income taxes	**32.6**	31.2	36.2
Closed Block revenues, net of Closed Block expenses and income taxes	**68.0**	65.9	75.5
Funding adjustment charges	**(4.8)**	(5.3)	(9.6)
Closed Block revenues, net of Closed Block expenses, income taxes and funding adjustment charges	**$ 63.2**	$ 60.6	$ 65.9

6. Closed Block — (continued)

The change in maximum future earnings of the Closed Block was as follows:

	For the year ended December 31,		
	2012	2011	2010
	(in millions)		
Beginning of year	**$787.0**	$847.6	$913.5
End of year	**723.8**	787.0	847.6
Change in maximum future earnings	**$(63.2)**	$(60.6)	$(65.9)

Principal Life charges the Closed Block with federal income taxes, payroll taxes, state and local premium taxes and other state or local taxes, licenses and fees as provided in the plan of reorganization.

7. Deferred Policy Acquisition Costs

Policy acquisition costs deferred and amortized were as follows:

	For the year ended December 31,		
	2012	2011	2010
	(in millions)		
Balance at beginning of year	**$2,428.0**	$2,504.9	$2,801.8
Cost deferred during the year	**435.3**	349.6	329.7
Amortized to expense during the year (1)	**(92.6)**	(260.3)	(268.7)
Adjustment related to unrealized gains on available-for-sale securities and derivative instruments	**(96.9)**	(166.2)	(357.9)
Balance at end of year	**$2,673.8**	$2,428.0	$2,504.9

(1) Includes adjustments for revisions to estimated gross profits.

8. Insurance Liabilities

Contractholder Funds

Major components of contractholder funds in the consolidated statements of financial position are summarized as follows:

	December 31,	
	2012	2011
	(in millions)	
Liabilities for investment-type insurance contracts:		
Liabilities for individual annuities	**$11,316.2**	$11,609.5
GICs	**10,943.1**	11,355.0
Funding agreements	**9,077.1**	8,850.1
Other investment-type insurance contracts	**787.2**	789.7
Total liabilities for investment-type insurance contracts	**32,123.6**	32,604.3
Universal life and other reserves	**5,662.9**	5,072.1
Total contractholder funds	**$37,786.5**	$37,676.4

Our GICs and funding agreements contain provisions limiting or prohibiting early surrenders, which typically include penalties for early surrenders, minimum notice requirements or, in the case of funding agreements with survivor options, minimum pre-death holding periods and specific maximum amounts.

Funding agreements include those issued directly to nonqualified institutional investors, as well as under five separate programs where the funding agreements have been issued directly or indirectly to unconsolidated special purpose entities. Claims for principal and interest under funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws.

8. Insurance Liabilities — (continued)

Principal Life was authorized to issue up to $4.0 billion of funding agreements under a program established in 1998 to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. As of December 31, 2012 and 2011, $1,189.5 million and $1,377.2 million, respectively, of liabilities are outstanding with respect to the issuance outstanding under this program. Principal Life was also authorized to issue up to Euro 4.0 billion (approximately USD$5.3 billion) of funding agreements under a program established in 2006 to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. The unaffiliated entity is an unconsolidated special purpose vehicle. As of December 31, 2012 and 2011, $1,251.1 million and $1,305.7 million, respectively, of liabilities are outstanding with respect to issuances outstanding under this program. Principal Life does not anticipate any new issuance activity under either of these programs due to the existence of the program established in 2011 described below.

In addition, Principal Life was authorized to issue up to $7.0 billion of funding agreements under a program established in 2001 to support the prospective issuance of medium term notes by an unaffiliated entity in both domestic and international markets. The unaffiliated entity is an unconsolidated special purpose entity. As of December 31, 2012 and 2011, $1,598.5 million and $2,205.0 million, respectively, of liabilities are being held with respect to issuances outstanding under this program. Principal Life does not anticipate any new issuance activity under this program, given our December 2005 termination of the dealership agreement for this program and the availability of the program established in 2011 described below.

Additionally, Principal Life was authorized to issue up to $4.0 billion of funding agreements under a program established in March 2004 to support the prospective issuance of medium term notes by unaffiliated entities in both domestic and international markets. In February 2006, this program was amended to authorize issuance of up to an additional $5.0 billion in recognition of the use of nearly all $4.0 billion of initial issuance authorization. In recognition of the use of nearly all $9.0 billion, this program was amended in November 2007 to authorize issuance of up to an additional $5.0 billion. Under this program, both the notes and the supporting funding agreements were registered with the SEC. As of December 31, 2012 and 2011, $1,875.6 million and $2,452.5 million, respectively, of liabilities are being held with respect to issuances outstanding under this program. In contrast with direct funding agreements, GIC issuances and the other three funding agreement-backed medium term note programs described above, Principal Life's payment obligations on each funding agreement issued under this SEC-registered program are guaranteed by PFG. Principal Life does not anticipate any new issuance activity under this program due to the existence of the program established in 2011 described below.

Principal Life was authorized to issue up to $2.0 billion of funding agreements under a program established in 2011 to support the prospective issuance of medium term notes by an unaffiliated entity in both domestic and international markets. The unaffiliated entity is an unconsolidated special purpose entity. As of December 31, 2012 and 2011, $1,352.3 million and $250.2 million of liabilities are being held with respect to any issuances outstanding under this program. Similar to the SEC-registered program, Principal Life's payment obligations on each funding agreement issued under this program are guaranteed by PFG. The program established in 2011 is not registered with the SEC.

We had no medium term note issuances in 2010.

8. Insurance Liabilities — (continued)

Future Policy Benefits and Claims

Activity associated with unpaid disability and health claims is summarized as follows:

	December 31,		
	2012	**2011**	**2010**
		(in millions)	
Balance at beginning of year	**$1,006.9**	$1,061.8	$1,025.6
Incurred:			
Current year	**711.8**	1,074.0	1,611.9
Prior years	**9.7**	(10.8)	11.1
Total incurred	**721.5**	1,063.2	1,623.0
Payments:			
Current year	**446.3**	820.8	1,269.4
Prior years	**216.1**	297.3	317.4
Total payments	**662.4**	1,118.1	1,586.8
Balance at end of year:			
Current year	**265.5**	253.2	342.5
Prior years	**800.5**	753.7	719.3
Total balance at end of year	**$1,066.0**	$1,006.9	$1,061.8
Amounts not included in the rollforward above:			
Claim adjustment expense liabilities	**$ 46.6**	$ 42.9	$ 40.1
Reinsurance recoverables	**211.0**	177.7	156.2

Incurred liability adjustments relating to prior years, which affected current operations during 2012, 2011 and 2010, resulted in part from developed claims for prior years being different than were anticipated when the liabilities for unpaid disability and health claims were originally estimated. These trends have been considered in establishing the current year liability for unpaid disability and health claims.

9. Debt

Short-Term Debt

The components of short-term debt were as follows:

	December 31,	
	2012	**2011**
	(in millions)	
Commercial paper	**$ —**	$ 50.0
Other recourse short-term debt	**40.8**	55.2
Total short-term debt	**$40.8**	$105.2

As of December 31, 2012 and 2011, we had credit facilities with various financial institutions in an aggregate amount of $905.0 million and $725.0 million, respectively. As of December 31, 2012 and 2011, we had $40.8 million and $105.2 million, respectively, of outstanding borrowings related to our credit facilities, with no assets pledged as support as of December 31, 2012. As of December 31, 2012 and 2011, our credit facilities included an $800.0 million and $579.0 million commercial paper program, respectively, of which $50.0 million was outstanding as of December 31, 2011. We had no outstanding balances as of December 31, 2012. Our commercial paper program has a back-stop facility to provide 100% support for our commercial paper program, of which there were no outstanding balances as of December 31, 2012 and 2011.

The weighted-average interest rates on short-term borrowings as of December 31, 2012 and 2011, were 4.7% and 3.8%, respectively.

9. Debt — (continued)

Long-Term Debt

The components of long-term debt were as follows:

	December 31,	
	2012	2011
	(in millions)	
7.875% notes payable, due 2014	$ —	$ 400.0
3.76% notes payable, due 2015	**92.7**	89.8
1.85% notes payable, due 2017	**299.7**	—
8.875% notes payable, due 2019	**350.0**	350.0
3.3% notes payable, due 2022	**298.9**	—
3.125% notes payable, due 2023	**299.6**	—
6.05% notes payable, due 2036	**601.7**	601.7
4.625% notes payable, due 2042	**299.5**	—
4.35% notes payable, due 2043	**299.2**	—
8.0% surplus notes payable, due 2044	**99.3**	99.3
Non-recourse mortgages and notes payable	**30.7**	24.0
Total long-term debt	**$2,671.3**	$1,564.8

The amounts included above are net of the discount and premium associated with issuing these notes, which are being amortized to expense over their respective terms using the interest method.

On November 16, 2012, we issued $900.0 million of senior notes. We issued a $300.0 million series of notes that bear interest at 1.85% and will mature in 2017, a $300.0 million series of notes that bear interest at 3.125% and will mature in 2023 and a $300.0 million series of notes that bear interest at 4.35% and will mature in 2043. Interest on the notes is payable semi-annually on May 15 and November 15 each year, beginning on May 15, 2013. The proceeds will be used to fund our acquisition of AFP Cuprum S.A.

On September 5, 2012, we issued $600.0 million of senior notes. We issued a $300.0 million series of notes that bear interest at 3.3% and will mature in 2022 and a $300.0 million series of notes that bear interest at 4.625% and will mature in 2042. Interest on the notes is payable semi-annually on March 15 and September 15 each year, beginning on March 15, 2013. The proceeds were used for the repayment of the $400.0 million aggregate principal amount of notes due in 2014 and will be used to partially fund our acquisition of AFP Cuprum S.A. We incurred a one-time cost to extinguish this debt before the scheduled maturity date.

On November 3, 2010, Principal International de Chile S.A., a wholly owned indirect subsidiary, entered into a long-term borrowing agreement with Banco de Chile in the amount of US $98.9 million. This debt is denominated in Unidades de Formento ("UF"), a Chilean inflation-indexed, peso-denominated monetary unit. The note bears interest at UF +3.76% and will mature on November 3, 2015. Interest on the note is payable semi-annually on May 3 and November 3 each year. This borrowing agreement consolidated and modified the terms of US $93.9 million of notes with two Chilean banks that were scheduled to mature on November 3, 2011. The debt outstanding and interest expense will vary due to fluctuations in the Chilean peso to US dollar exchange rates and Chilean inflation.

On May 18, 2009, we issued $750.0 million of senior notes. We issued a $400.0 million series of notes that bear interest at 7.875% and were to mature on May 15, 2014, and a $350.0 million series of notes that bear interest at 8.875% and will mature on May 15, 2019. Interest on the notes is payable semi-annually on May 15 and November 15 each year, beginning on November 15, 2009. The proceeds were primarily used to refinance $440.9 million of notes that matured on August 15, 2009, with the remaining proceeds being used for general corporate purposes.

On October 16 and December 5, 2006, we issued $500.0 million and $100.0 million, respectively, of senior notes. The notes bear interest at a rate of 6.05% per year. Interest on the notes is payable semi-annually on April 15 and October 15 each year and began on April 15, 2007. The notes will mature on October 15, 2036. A portion of the proceeds were used to fund the 2006 acquisition of WM Advisors, Inc., with the remaining proceeds being used for general corporate purposes.

On March 10, 1994, Principal Life issued $100.0 million of surplus notes due March 1, 2044, at an 8% annual interest rate. None of our affiliates hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner of Insurance of the State of Iowa (the "Commissioner") and only to the extent that Principal Life has sufficient surplus earnings to make such payments. Interest of $8.0 million

9. Debt — (continued)

for each of the years ended December 31, 2012, 2011 and 2010 was approved by the Commissioner, and charged to expense.

Subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

The non-recourse mortgages, other mortgages and notes payable are primarily financings for real estate developments. Outstanding principal balances as of December 31, 2012, ranged from $0.3 million to $9.2 million per development with interest rates generally ranging from 5.5% to 5.8%. Outstanding principal balances as of December 31, 2011, ranged from $5.6 million to $8.7 million per development with interest rates generally ranging from 5.5% to 5.8%. Outstanding debt is secured by the underlying real estate properties, which were reported as real estate on our consolidated statements of financial position with a carrying value of $54.2 million and $29.5 million as of December 31, 2012 and 2011, respectively.

Also included in non-recourse mortgages and notes payable is a long-term debt obligation we assumed with the purchase of WM Advisors, Inc. As part of the purchase, we are bound by a class B share financing agreement previously entered into by WM Advisors, Inc. and a third party. Load mutual fund shares sold without a front end load are referred to as "B shares". In exchange for paying the selling commission, we receive fees in the future to recover the up-front commission cost incurred. Prior to our purchase, WM Advisors, Inc. had entered into a purchase and sale agreement whereby the third party would purchase the rights to future cash flow streams in exchange for funding the sales commissions. The fair value of these relinquished fees is reported as a long-term debt liability. There will be no additional sales under this agreement following the effective date of the purchase. Therefore, this liability will be extinguished in 2014, which equates to the remaining contractual term in which the fund can recover fees to cover the upfront commission costs. The value of this obligation as of December 31, 2012 and 2011, was $1.2 million and $3.5 million, respectively.

At December 31, 2012, future annual maturities of the long-term debt were as follows (in millions):

Year ending December 31:	
2013	**$ 9.8**
2014	**6.1**
2015	**107.4**
2016	**—**
2017	**299.7**
Thereafter	**2,248.3**
Total future maturities of the long-term debt	**$2,671.3**

10. Income Taxes

Income Tax Expense

Our income tax expense was as follows:

	For the year ended December 31,		
	2012	**2011**	**2010**
	(in millions)		
Current income taxes (benefits):			
U.S. federal	**$(137.0)**	$115.4	$ 74.1
State and foreign	**40.4**	51.4	34.2
Total current income taxes (benefits)	**(96.6)**	166.8	108.3
Deferred income taxes (benefits)	**231.3**	37.4	(3.4)
Total income taxes	**$ 134.7**	$204.2	$104.9

10. Income Taxes — (continued)

Effective Income Tax Rate

Our provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows:

	For the year ended December 31,		
	2012	2011	2010
U.S. corporate income tax rate	35%	35%	35%
Dividends received deduction	(10)	(9)	(11)
Impact of equity method presentation	(4)	(4)	(6)
Interest exclusion from taxable income	(2)	(3)	(3)
Impact of court ruling on some uncertain tax positions	—	7	—
Other	(5)	(3)	(2)
Effective income tax rate	14%	23%	13%

Unrecognized Tax Benefits

A summary of the changes in unrecognized tax benefits follows.

	For the year ended December 31,	
	2012	2011
	(in millions)	
Balance at beginning of period	$114.3	$ 54.8
Additions based on tax positions related to the current year	10.5	1.5
Additions for tax positions of prior years	4.4	67.1
Reductions for tax positions related to the current year	(4.2)	(1.8)
Reductions for tax positions of prior years	(5.5)	(7.3)
Balance at end of period (1)	$119.5	$114.3

(1) Of this amount, $71.4 million, if recognized, would reduce the 2012 effective income tax rate. We recognize interest and penalties related to uncertain tax positions in operating expenses.

As of December 31, 2012 and 2011, we had recognized $44.1 million and $43.8 million of accumulated pre-tax interest and penalties related to unrecognized tax benefits, respectively.

10. Income Taxes — (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred income taxes were as follows:

	December 31,	
	2012	2011
	(in millions)	
Deferred income tax assets:		
Insurance liabilities	$ 181.5	$ 100.4
Investments, including derivatives	461.2	659.2
Net operating and capital loss carryforwards	383.9	358.6
Employee benefits	754.9	608.8
Other deferred income tax assets	85.8	31.5
Gross deferred income tax assets	1,867.3	1,758.5
Valuation allowance	(2.7)	(1.3)
Total deferred income tax assets	1,864.6	1,757.2
Deferred income tax liabilities:		
Deferred policy acquisition costs	(664.4)	(595.0)
Investments, including derivatives	(423.8)	(461.0)
Net unrealized gains on available-for-sale securities	(1,098.6)	(545.7)
Real estate	(101.9)	(103.3)
Intangible assets	(160.0)	(144.6)
Other deferred income tax liabilities	(21.6)	(100.8)
Total deferred income tax liabilities	(2,470.3)	(1,950.4)
Total net deferred income tax liabilities	$ (605.7)	$ (193.2)

Net deferred income taxes by jurisdiction are as follows:

	December 31,	
	2012	2011
	(in millions)	
Deferred income tax assets:		
State	$ 3.9	$ 2.9
International	16.9	12.6
Net deferred income tax assets	20.8	15.5
Deferred income tax liabilities:		
U.S.	(446.2)	(68.7)
International	(180.3)	(140.0)
Net deferred income tax liabilities	(626.5)	(208.7)
Total net deferred income tax liabilities	$(605.7)	$(193.2)

In management's judgment, total deferred income tax assets are more likely than not to be realized. Included in the deferred income tax asset is the net operating loss carryforward for tax purposes available to offset future taxable income. We have net operating losses for federal income tax purposes of $274.5 million and $448.9 million at December 31, 2012 and 2011, respectively, attributed to one of our captive reinsurance companies that joined our consolidated U.S. federal income tax return in 2012. Our other captive reinsurance company, temporarily excluded from our consolidated U.S. federal income tax return, with net operating losses for federal income tax purposes of $710.6 million and $482.6 million at December 31, 2012 and 2011, respectively, will join our consolidated U.S. federal income tax return in 2013. These federal net operating losses will expire between 2021 and 2027. All accumulated federal net operating losses are anticipated to be utilized before expiration. Therefore, no valuation allowance has been provided for the deferred income tax assets attributable to these net operating losses.

Domestic state net operating loss carryforwards were $328.6 million as of December 31, 2012, and will expire between 2015 and 2032. Foreign net operating loss carryforwards generated in various foreign countries were $70.6 million as of December 31, 2012, with some net operating loss carryforwards scheduled to expire beginning in 2013 while others never expire. We maintain valuation allowances by jurisdiction against the deferred income tax assets related

10. Income Taxes — (continued)

to certain of these carryforwards, as utilization of these income tax benefits fail the more likely than not criteria in certain jurisdictions. A valuation allowance has been recorded on income tax benefits associated with state and foreign net operating loss carryforwards. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred income tax assets that are more likely than not to be realized.

U.S. federal and state deferred income taxes have not been provided on approximately $629.2 million of accumulated but undistributed earnings from operations of foreign subsidiaries at December 31, 2012. These earnings are considered to be indefinitely reinvested in the business. It is not practicable to determine the amount of the unrecognized deferred tax liability that would arise if these earnings were remitted due to foreign tax credits and exclusions that may become available at the time of remittance. Deferred taxes were also not provided on the approximately $106.2 million of excess book carrying value over tax basis with respect to the original investment of our foreign subsidiaries. A tax liability will be recognized when we no longer plan to indefinitely reinvest these earnings or when we plan to sell all or a portion of our ownership interest.

Other Tax Information

Income tax returns are filed in the U.S. federal jurisdiction, as well as, various states and foreign jurisdictions where we and one or more of our subsidiaries conduct business. Although determined by jurisdiction, with few exceptions our tax uncertainties relate primarily to the U.S. federal jurisdiction. The Internal Revenue Service ("IRS") has completed examination of our consolidated federal income tax returns for years prior to 2004. We are contesting certain issues and have filed suit in the Court of Federal Claims, requesting refunds for the years 1995-2003. We had $334.6 million and $263.2 million of current income tax receivables associated with outstanding audit issues reported as other assets in our consolidated statements of financial position as of December 31, 2012 and 2011, respectively. We do not expect the litigation to be resolved within the next twelve months.

The IRS completed its examinations of tax years 2004 through 2005 and 2006 through 2008 during the second quarter of 2011 resulting in receipt of notices of deficiency dated April 6, 2011 and April 27, 2011, respectively. We paid the deficiencies (approximately $62.1 million for 2004 and 2005 and approximately $46.7 million for 2006 and 2008, including interest) in 2011. We filed claims for refund for tax years 2004 and 2005 during 2012 and will file claims for refund relating to disputed adjustments for tax years 2006 through 2008. The IRS commenced audit of our federal income tax return for 2009 during the fourth quarter of 2011 and for 2010 during the first quarter of 2012. We expect the IRS to commence audit of our federal income tax return for 2011 during 2013. We do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

The U.S. District Court for the Southern District of Iowa issued a decision in the case of Pritired 1, LLC ("Pritired"), and Principal Life Insurance Co. v. United States on September 30, 2011. The court ruled that the securities Pritired held should be characterized as debt, not equity, and thus Principal Life was not entitled to foreign tax credits for the years 2002 and 2003. Pritired and Principal Life received favorable clarification from the court on September 12, 2012, that related partnership income should be reversed. No notice of appeal was filed by December 31, 2012, and the decision stands as modified by the post-trial motion as the time to file a notice of appeal expired in January 2013.

We believe it is reasonably possible that the amount of our unrecognized tax benefits could decrease by $0.0 million to $28.5 million within the next twelve months. This uncertainty is associated with our investment in a transaction that gave rise to foreign tax credits. We believe that we have adequate defenses against, or sufficient provisions for, the contested issues, but final resolution of the contested issues could take several years while legal remedies are pursued. Consequently, we do not expect the ultimate resolution of issues from tax years 1995 - 2003 to have a material impact on our net income. Similarly, we believe there are adequate defenses against, or sufficient provisions for, any challenges that might arise in tax years subsequent to 2003.

We are a U.S. shareholder in various foreign entities classified as controlled foreign corporations ("CFCs") for U.S. tax purposes. U.S. shareholders of CFCs are generally required to take into account as gross income in the U.S. certain passive income earned by the CFCs ("Subpart F income") even if the income is not currently distributed. A temporary exception (the "active financing exception") was applicable for tax years beginning before January 1, 2012, to avoid the current recognition of Subpart F income derived in the active conduct of a banking, financing, insurance or similar business. The U.S. Congress and the President enacted legislation on January 2, 2013, retroactive to January 1, 2012, to extend the active financing exception. The legislation did not have a material impact on our consolidated results.

11. Employee and Agent Benefits

We have defined benefit pension plans covering substantially all of our U.S. employees and certain agents. Some of these plans provide supplemental pension benefits to employees and agents with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. The employees and agents are generally first eligible for the pension plans when they reach age 21. For plan participants employed prior to January 1, 2002, the pension benefits are based on the greater of a final average pay benefit or a cash balance benefit. The final average pay benefit is based on the years of service and generally the employee's or agent's average annual compensation during the last five years of employment. Partial benefit accrual of final average pay benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The cash balance portion of the plan started on January 1, 2002. An employee's account is credited with an amount based on the employee's salary, age and service. These credits accrue with interest. For plan participants hired on and after January 1, 2002, only the cash balance plan applies. Our policy is to fund the cost of providing pension benefits in the years that the employees and agents are providing service to us. Our funding policy for the qualified defined benefit plan is to contribute an amount annually at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act ("ERISA"), and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. Our funding policy for the nonqualified benefit plan is to fund the plan in the years that the employees are providing service, taking into account the funded status of the trust. While we designate assets to cover the computed liability of the nonqualified plan, the assets are not included as part of the asset balances presented in this footnote as they do not qualify as plan assets in accordance with U.S. GAAP.

We also provide certain health care, life insurance and long-term care benefits for retired employees. Subsidized retiree health benefits are provided for employees hired prior to January 1, 2002. Employees hired after December 31, 2001, have access to retiree health benefits but it is intended that they pay for the full cost of the coverage. The health care plans are contributory with participants' contributions adjusted annually. The contributions are based on the number of years of service and age at retirement for those hired prior to January 1, 2002, who retired prior to January 1, 2011. For employees hired prior to January 1, 2002, who retired on or after January 1, 2011, the contributions are 60% of the expected cost. As part of the substantive plan, the retiree health contributions are assumed to be adjusted in the future as claim levels change. The life insurance plans are contributory for a small group of previously grandfathered participants that have elected supplemental coverage and dependent coverage.

Covered employees are first eligible for the health and life postretirement benefits when they reach age 57 and have completed ten years of service with us. Retiree long-term care benefits are provided for employees whose retirement was effective prior to July 1, 2000. Our policy is to fund the cost of providing retiree benefits in the years that the employees are providing service, taking into account the funded status of the trust.

11. Employee and Agent Benefits — (continued)

Obligations and Funded Status

The plans' combined funded status, reconciled to amounts recognized in the consolidated statements of financial position and consolidated statements of operations, was as follows:

	Pension benefits		Other postretirement benefits	
	December 31,		December 31,	
	2012	2011	2012	2011
	(in millions)			
Change in benefit obligation				
Benefit obligation at beginning of year	**$(2,158.4)**	$(1,933.8)	**$(165.1)**	$(162.6)
Service cost	**(47.0)**	(44.0)	**(1.3)**	(1.2)
Interest cost	**(109.1)**	(108.5)	**(8.2)**	(8.9)
Actuarial gain (loss)	**(407.1)**	(151.3)	**21.2**	2.6
Participant contribution	**—**	—	**(6.6)**	(6.4)
Benefits paid	**76.4**	73.6	**13.0**	13.9
Amounts recognized due to special events	**—**	—	**—**	(0.4)
Early retiree reinsurance program reimbursement	**—**	—	**—**	(1.2)
Other	**7.2**	5.6	**(0.8)**	(0.9)
Benefit obligation at end of year	**$(2,638.0)**	$(2,158.4)	**$(147.8)**	$(165.1)
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 1,429.0**	$ 1,417.7	**$ 466.6**	$ 471.7
Actual return on plan assets	**222.6**	4.1	**58.6**	1.3
Employer contribution	**106.9**	80.8	**0.9**	1.1
Participant contributions	**—**	—	**6.6**	6.4
Benefits paid	**(76.4)**	(73.6)	**(13.0)**	(13.9)
Fair value of plan assets at end of year	**$ 1,682.1**	$ 1,429.0	**$ 519.7**	$ 466.6
Amount recognized in statement of financial position				
Other assets	**$ —**	$ —	**$ 372.5**	$ 301.7
Other liabilities	**(955.9)**	(729.4)	**(0.6)**	(0.2)
Total	**$ (955.9)**	$ (729.4)	**$ 371.9**	$ 301.5
Amount recognized in accumulated other comprehensive (income) loss				
Total net actuarial (gain) loss	**$ 861.2**	$ 660.0	**$ (7.1)**	$ 40.1
Prior service benefit	**(20.4)**	(30.5)	**(82.1)**	(114.1)
Pre-tax accumulated other comprehensive (income) loss	**$ 840.8**	$ 629.5	**$ (89.2)**	$ (74.0)

The accumulated benefit obligation for all defined benefit pension plans was $2,469.1 million and $2,027.8 million at December 31, 2012 and 2011, respectively.

Employer contributions to the pension plans include contributions made directly to the qualified pension plan assets and contributions from corporate assets to pay nonqualified pension benefits. Benefits paid from the pension plans include both qualified and nonqualified plan benefits. Nonqualified pension plan assets are not included as part of the asset balances presented in this footnote. The nonqualified pension plan assets are held in Rabbi trusts for the benefit of all nonqualified plan participants. The assets held in a Rabbi trust are available to satisfy the claims of general creditors only in the event of bankruptcy. Therefore, these assets are fully consolidated in our consolidated statements of financial position and are not reflected in our funded status as they do not qualify as plan assets under U.S. GAAP. The market value of assets held in these trusts was $300.8 million and $281.2 million as of December 31, 2012 and 2011, respectively.

Pension Plan Changes and Plan Gains/Losses

On January 1, 2010, benefits under the Principal Pension Plan were frozen for certain participants.

For the year ended December 31, 2012, the pension plans had a loss primarily due to a decrease in the discount rate, which was offset by higher than expected asset returns. The net result was an actuarial loss for the year ended December 31, 2012. For the year ended December 31, 2011, the pension plans had a loss primarily due to a decrease in the discount rate and less than expected asset returns. The net result was an actuarial loss for the year ended December 31, 2011.

11. Employee and Agent Benefits — (continued)

Other Postretirement Plan Changes and Plan Gains/Losses

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Modernization Act") was signed into law. The Medicare Modernization Act introduced a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree medical benefit plans. During each of the years ended December 31, 2012, 2011and 2010, the Medicare subsidies we received and accrued for were $0.8 million, $0.9 million and $0.8 million, respectively.

An actuarial gain occurred during 2012 for the other postretirement benefit plans. This was due to a decrease in the trend and claim cost assumptions. This was partially offset by the decrease in the discount rate. An actuarial gain occurred during 2011 for the other postretirement benefit plans. This was due to a decrease in the trend and claim cost assumptions and greater than expected increase in the medical premium equivalents. This was partially offset by the decrease in the discount rate.

Impact of Amendment to Retiree Health Benefits

In September 2010, an amendment to retiree health benefits was announced. This amendment, which is effective for individuals retiring on or after January 1, 2011, resulted in a plan remeasurement as of September 30, 2010. Under this amendment, the company-paid subsidy for pre-Medicare-eligible coverage will be 40% and the cost of coverage for Medicare-eligible retirees (or their dependents) will no longer be subsidized. Prior to amendment, the subsidy calculation was complex and varied based on age and service with the company at the time of retirement. In addition to the changes for individuals retiring on or after January 1, 2011, the plan was simplified to a single consolidated plan design, the coordination with Medicare was changed for certain post-1984 retirees and the method for determining the premium equivalent rate was changed to be based solely on retiree experience. For the remeasurement of the retiree health benefits as of September 30, 2010, the assumptions used were a 5.40% discount rate to determine the benefit obligation; a 7.25% weighted-average expected long-term return on plan assets used to determine the net periodic benefit cost; and a health care cost initial trend rate of 9.5% pre-Medicare and 9.0% post-Medicare, decreasing to an ultimate rate of 5.0% in the year 2022. The plan amendment resulted in a $153.6 million reduction to the accumulated postretirement benefit obligation as of September 30, 2010. The plan amendment and remeasurement resulted in a $14.0 million reduction in the 2010 net periodic postretirement benefit cost, which was reflected in the fourth quarter of 2010.

Impact from Exit of Group Medical Insurance Business

On September 30, 2010, we announced our decision to exit the group medical insurance business and entered into an agreement with United Healthcare Services, Inc. to renew medical insurance coverage for our customers as the business transitions. Our exit from the group medical insurance business resulted in a curtailment gain associated with the pension and other postretirement benefits of the impacted employees, which was recognized in our consolidated financial statements as impacted employees were terminated. In the fourth quarter of 2010, the curtailment gain recognized was $0.9 million for the pension benefits and $2.6 million for the other postretirement benefits from the accelerated recognition of the existing prior service benefits. Also in the fourth quarter of 2010, the recognition of terminations resulted in a $0.2 million increase in the accumulated postretirement benefit obligation resulting from losses associated with individuals who were retirement eligible at termination exceeding the gains associated with those individuals who were not retirement eligible at termination. For the year ended December 31, 2011, the curtailment gain recognized was $1.4 million for the pension benefits and $5.1 million for the other postretirement benefits, respectively, from the accelerated recognition of the existing prior service benefits. One final recognition of the curtailment in 2012 resulted in a curtailment gain of $0.7 million for the pension plan and $3.5 million for the other postretirement benefits.

Information for Pension Plans With an Accumulated Benefit Obligation in Excess of Plan Assets

For 2012 and 2011, both the qualified and nonqualified plans had accumulated benefit obligations in excess of plan assets. As noted previously, the nonqualified plans have assets that are deposited in trusts that fail to meet the

11. Employee and Agent Benefits — (continued)

U.S. GAAP requirements to be included in plan assets; however, these assets are included in our consolidated statements of financial position.

	December 31, 2012	December 31, 2011
	(in millions)	
Projected benefit obligation	**$2,638.0**	$2,158.4
Accumulated benefit obligation	**2,469.1**	2,027.8
Fair value of plan assets	**1,682.1**	1,429.0

Information for Other Postretirement Benefit Plans With an Accumulated Postretirement Benefit Obligation in Excess of Plan Assets

	December 31, 2012	December 31, 2011
	(in millions)	
Accumulated postretirement benefit obligation	**$1.7**	$1.5
Fair value of plan assets	**1.1**	1.3

Components of Net Periodic Benefit Cost

	Pension benefits			Other postretirement benefits		
	For the year ended December 31,					
	2012	2011	2010	2012	2011	2010
	(in millions)					
Service cost	**$ 47.0**	$ 44.0	$ 45.6	**$ 1.3**	$ 1.2	$ 8.8
Interest cost	**109.1**	108.5	105.7	**8.2**	8.9	18.1
Expected return on plan assets	**(114.6)**	(114.4)	(98.4)	**(33.5)**	(34.1)	(30.6)
Amortization of prior service benefit	**(9.4)**	(9.7)	(10.1)	**(28.6)**	(29.3)	(9.1)
Recognized net actuarial loss	**90.9**	65.8	67.6	**0.9**	0.4	4.1
Amounts recognized due to special events	**(0.7)**	(1.4)	(0.9)	**(3.5)**	(5.1)	(2.6)
Net periodic benefit cost (income)	**$ 122.3**	$ 92.8	$109.5	**$(55.2)**	$(58.0)	$(11.3)

The pension plans' actuarial gains and losses are amortized using a straight-line amortization method over the average remaining service period of plan participants. For the qualified pension plan, gains and losses are amortized without use of the 10% allowable corridor. For the nonqualified pension plans and other postretirement benefit plans, the corridors allowed are used.

	Pension benefits		Other postretirement benefits	
	For the year ended December 31,			
	2012	2011	2012	2011
	(in millions)			
Other changes recognized in accumulated other comprehensive (income) loss				
Net actuarial (gain) loss	**$292.1**	$256.0	**$(46.4)**	$30.6
Amortization of net loss	**(90.9)**	(65.8)	**(0.9)**	(0.7)
Amortization of prior service benefit	**10.1**	11.1	**32.1**	34.7
Total recognized in pre-tax accumulated other comprehensive (income) loss	**$211.3**	$201.3	**$(15.2)**	$64.6
Total recognized in net periodic benefit cost and pre-tax accumulated other comprehensive (income) loss	**$333.6**	$294.1	**$(70.4)**	$ 6.6

Net actuarial (gain) loss and net prior service cost benefit have been recognized in AOCI.

The estimated net actuarial (gain) loss and prior service cost (benefit) that will be amortized from AOCI into net periodic benefit cost for the pension benefits during the 2013 fiscal year are $118.5 million and $(8.7) million, respectively. The estimated net actuarial (gain) loss and prior service cost (benefit) for the postretirement benefits that

11. Employee and Agent Benefits — (continued)

will be amortized from AOCI into net periodic benefit cost during the 2013 fiscal year are $1.0 million and $(25.9) million, respectively.

Assumptions

Weighted-average assumptions used to determine benefit obligations as disclosed under the Obligations and Funded Status section

	Pension benefits		Other postretirement benefits	
	For the year ended December 31,			
	2012	2011	2012	2011
Discount rate	**4.00%**	5.15%	**4.00%**	5.15%
Rate of compensation increase	**4.80%**	5.00%	**4.83%**	5.00%

Weighted average assumptions used to determine net periodic benefit cost

	Pension benefits			Other postretirement benefits		
	For the year ended December 31,					
	2012	2011	2010	2012	2011	2010
Discount rate	**5.15%**	5.65%	6.00%	**5.15%**	5.65%	6.00%
Expected long-term return on plan assets	**8.00%**	8.00%	8.00%	**7.30%**	7.30%	7.30%
Rate of compensation increase	**5.00%**	5.00%	5.00%	**5.00%**	5.00%	5.00%

For the pension benefits, the discount rate is determined by projecting future benefit payments inherent in the projected benefit obligation and discounting those cash flows using a spot yield curve for high quality corporate bonds. The plans' expected benefit payments are discounted to determine a present value using the yield curve and the discount rate is the level rate that produces the same present value. The expected return on plan assets is the long-term rate we expect to be earned based on the plans' investment strategy. Historical and expected future returns of multiple asset classes were analyzed to develop a risk free rate of return and risk premiums for each asset class. The overall rate for each asset class was developed by combining a long-term inflation component, the risk free real rate of return and the associated risk premium. A weighted average rate was developed based on those overall rates and the target asset allocation of the plans.

For other postretirement benefits, the 7.3% expected long-term return on plan assets for 2012 is based on the weighted average expected long-term asset returns for the medical, life and long-term care plans. The expected long-term rates for the medical, life and long-term care plans are 7.25%, 7.75% and 5.85%, respectively.

Assumed Health Care Cost Trend Rates

	December 31,	
	2012	2011
Health care cost trend rate assumed for next year under age 65	**8.0%**	9.5%
Health care cost trend rate assumed for next year age 65 and over	**7.0%**	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.5%**	5.0%
Year that the rate reaches the ultimate trend rate (under age 65)	**2019**	2023
Year that the rate reaches the ultimate trend rate (65 and older)	**2017**	2023

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-percentage point increase	1-percentage point decrease
	(in millions)	
Effect on total of service cost and interest cost components	**$ 0.6**	**$(0.5)**
Effect on accumulated postretirement benefit obligation	**(6.6)**	**5.7**

11. Employee and Agent Benefits — (continued)

Pension Plan and Other Postretirement Benefit Plan Assets

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- Level 1 — Fair values are based on unadjusted quoted prices in active markets for identical assets. Our Level 1 assets include cash, fixed income investment funds and exchange traded equity securities.
- Level 2 — Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. Our Level 2 assets primarily include fixed income and equity investment funds and real estate investments.
- Level 3 — Fair values are based on significant unobservable inputs for the asset. Our Level 3 assets include a Principal Life general account investment.

Our pension plan assets consist of investments in separate accounts. Net asset value ("NAV") of the separate accounts is calculated in a manner consistent with U.S. GAAP for investment companies and is determinative of their fair value. Several of the separate accounts invest in publicly quoted mutual funds or actively managed stocks. The fair value of the underlying mutual funds or stock is used to determine the NAV of the separate account, which is not publicly quoted. Some of the separate accounts also invest in fixed income securities. The fair value of the underlying securities is based on quoted prices of similar assets and used to determine the NAV of the separate account. One separate account invests directly in commercial real estate properties. In 2010, this was categorized as Level 3, as the fund had restrictions on redemption of NAV at the measurement date. In 2011, the withdrawal limitations associated with this separate account were removed and the investments were being redeemed at NAV at the measurement date. Therefore, the fair value of the separate account is based on NAV and is considered a Level 2 asset in 2011 and going forward.

Our other postretirement benefit plan assets consist of cash, investments in fixed income security portfolios and investments in equity security portfolios. Because of the nature of cash, its carrying amount approximates fair value. The fair value of fixed income investment funds, U.S. equity portfolios and international equity portfolios is based on quoted prices in active markets for identical assets. The fair value of the Principal Life general account investment is the amount the plan would receive if withdrawing funds from this participating contract. The amount that would be received is calculated using a cash-out factor based on an associated pool of general account fixed income securities. The cash-out factor is a ratio of the asset investment value of these securities to asset book value. As the investment values change, the cash-out factor is adjusted, impacting the amount the plan receives at measurement date. To determine investment value for each category of assets, we project cash flows. This is done using contractual provisions for the assets, with adjustment for expected prepayments and call provisions. Projected cash flows are discounted to present value for each asset category. Interest rates for discounting are based on current rates on similar new assets in the general account based on asset strategy.

11. Employee and Agent Benefits — (continued)

Pension Plan Assets

The fair value of the qualified pension plan's assets by asset category as of the most recent measurement date is as follows:

	As of December 31, 2012			
	Assets measured at fair value	Fair value hierarchy level		
		Level 1	Level 2	Level 3
	(in millions)			
Asset category				
U.S. large cap equity portfolios (1)	**$ 601.8**	**$ —**	**$ 601.8**	**$ —**
U.S. small/mid cap equity portfolios (2)	**156.2**	**—**	**156.2**	**—**
Balanced asset portfolios (3)	**82.4**	**—**	**82.4**	**—**
International equity portfolios (4)	**273.9**	**—**	**273.9**	**—**
Fixed income security portfolios (5)	**486.6**	**—**	**486.6**	**—**
Real estate investment portfolios:				
Direct real estate investments (7)	**81.2**	**—**	**81.2**	**—**
Total	**$1,682.1**	**$ —**	**$1,682.1**	**$ —**

	As of December 31, 2011			
	Assets measured at fair value	Fair value hierarchy level		
		Level 1	Level 2	Level 3
	(in millions)			
Asset category				
U.S. large cap equity portfolios (1)	$ 593.6	$ —	$ 593.6	$ —
U.S. small/mid cap equity portfolios (2)	139.0	—	139.0	—
International equity portfolios (4)	216.5	—	216.5	—
Fixed income security portfolios (5)	347.8	—	347.8	—
Real estate investment portfolios:				
Real estate investment trusts (6)	37.4	—	37.4	—
Direct real estate investments (7)	94.7	—	94.7	—
Total	$1,429.0	$ —	$1,429.0	$ —

(1) The portfolios invest primarily in publicly traded equity securities of large U.S. companies.

(2) The portfolios invest primarily in publicly traded equity securities of mid-sized and small U.S. companies.

(3) The portfolios are a combination of underlying fixed income and equity investment options. These investment options may include balanced, asset allocation, target-date and target-risk investment options. Although typically lower risk than investment options that invest solely in equities, all investment options in this category have the potential to lose value.

(4) The portfolios invest primarily in publicly traded equity securities of non-U.S. companies.

(5) The portfolios invest in various fixed income securities, primarily of U.S. origin. These include, but are not limited to, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, U.S. Treasury securities, agency securities, asset-backed securities and collateralized mortgage obligations.

(6) The portfolio invests primarily in publicly traded securities of U.S. equity real estate investment trusts.

(7) The portfolio invests primarily in U.S. commercial real estate properties.

11. Employee and Agent Benefits — (continued)

The reconciliation for all assets measured at fair value using significant unobservable inputs (Level 3) for 2011 and 2010 follow. We had no Level 3 assets in 2012.

	For the year ended December 31, 2011						
		Actual return gains (losses) on plan assets					
	Beginning asset balance as of December 31, 2010	Relating to assets still held at the reporting date	Relating to assets sold during the period	Purchases, sales and settlements	Transfers into Level 3	Transfers out of Level 3	Ending asset balance as of December 31, 2011
	(in millions)						
Asset category							
Direct real estate investments	$84.7	$1.6	$ —	$1.0	$ —	$(87.3)	$ —

	For the year ended December 31, 2010					
		Actual return gains (losses) on plan assets				
	Beginning asset balance as of December 31, 2009	Relating to assets still held at the reporting date	Relating to assets sold during the period	Purchases, sales and settlements	Net transfers in (out) Level 3	Ending asset balance as of December 31, 2010
	(in millions)					
Asset category						
Direct real estate investments	$54.0	$10.7	$ —	$20.0	$ —	$84.7

We have established an investment policy that provides the investment objectives and guidelines for the pension plan. Our investment strategy is to achieve the following:

- Obtain a reasonable long-term return consistent with the level of risk assumed and at a cost of operation within prudent levels. Performance benchmarks are monitored.
- Ensure sufficient liquidity to meet the emerging benefit liabilities for the plan.
- Provide for diversification of assets in an effort to avoid the risk of large losses and maximize the investment return to the pension plan consistent with market and economic risk.

In administering the qualified pension plan's asset allocation strategy, we consider the projected liability stream of benefit payments, the relationship between current and projected assets of the plan and the projected actuarial liabilities streams, the historical performance of capital markets adjusted for the perception of future short- and long-term capital market performance and the perception of future economic conditions.

According to our investment policy, the target asset allocation for the qualified plan is:

Asset Category	Target allocation
U.S. equity portfolios	35% - 60%
International equity portfolios	5% - 20%
Fixed income security portfolios	20% - 40%
Real estate investment portfolios	3% - 10%
Other	0% - 7%

11. Employee and Agent Benefits — (continued)

Other Postretirement Benefit Plan Assets

The fair value of the other postretirement benefit plans' assets by asset category as of the most recent measurement date is as follows:

	As of December 31, 2012			
	Assets measured at fair value	Fair value hierarchy level		
		Level 1	Level 2	Level 3
		(in millions)		
Asset category				
Cash and cash equivalents	$ 1.9	$ 1.9	$ —	$ —
Fixed income security portfolios:				
Fixed income investment funds (1)	163.5	163.5	—	—
Principal Life general account investment (2)	42.1	—	—	42.1
U.S. equity portfolios (3)	260.8	213.5	47.3	—
International equity portfolios (4)	51.4	39.3	12.1	—
Total	$519.7	$418.2	$59.4	$42.1

	As of December 31, 2011			
	Assets measured at fair value	Fair value hierarchy level		
		Level 1	Level 2	Level 3
		(in millions)		
Asset category				
Cash and cash equivalents	$ 1.8	$ 1.8	$ —	$ —
Fixed income security portfolios:				
Fixed income investment funds (1)	153.0	153.0	—	—
Principal Life general account investment (2)	42.5	—	—	42.5
U.S. equity portfolios (3)	225.3	184.1	41.2	
International equity portfolios (4)	44.0	33.6	10.4	—
Total	$466.6	$372.5	$51.6	$42.5

(1) The portfolios invest in various fixed income securities, primarily of U.S. origin. These include, but are not limited to, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, U.S. Treasury securities, agency securities, asset-backed securities and collateralized mortgage obligations.

(2) The general account is invested in various fixed income securities.

(3) The portfolios invest primarily in publicly traded equity securities of large U.S. companies.

(4) The portfolios invest primarily in publicly traded equity securities of non-U.S. companies.

As of December 31, 2012 and 2011, respectively, $59.4 million and $51.6 million of assets in the U.S. equity and international equity portfolios were included in a trust owned life insurance contract.

11. Employee and Agent Benefits — (continued)

The reconciliation for all assets measured at fair value using significant unobservable inputs (Level 3) is as follows:

	For the year ended December 31, 2012						
		Actual return gains (losses) on plan assets					
	Beginning asset balance as of December 31, 2011	Relating to assets still held at the reporting date	Relating to assets sold during the period	Purchases, sales, and settlements	Transfers into Level 3	Transfers out of Level 3	Ending asset balance as of December 31, 2012
	(in millions)						
Asset category							
Principal Life general account investment	$42.5	$3.1	$ —	$(3.5)	$ —	$ —	$42.1

	For the year ended December 31, 2011						
		Actual return gains (losses) on plan assets					
	Beginning assets balance as of December 31, 2010	Relating to assets still held at the reporting date	Relating to assets sold during the period	Purchases, sales, and settlements	Transfers into Level 3	Transfers out of Level 3	Ending assets balance as of December 31, 2011
	(in millions)						
Asset category							
Principal Life general account investment	$44.5	$ 3.0	$ —	$(5.0)	$ —	$ —	$42.5

	For the year ended December 31, 2010					
		Actual return gains (losses) on plan assets				
	Beginning assets balance as of December 31, 2009	Relating to assets still held at the reporting date	Relating to assets sold during the period	Purchases, sales, and settlements	Net transfers into (out) Level 3	Ending assets balance as of December 31, 2010
	(in millions)					
Asset category						
Principal Life general account investment	$45.5	$4.3	$ —	$(5.3)	$ —	$44.5

According to our investment policy, the target asset allocation for the other postretirement benefit plans is:

Asset Category	Target allocation
U.S. equity portfolios	45% - 65%
International equity portfolios	5% - 15%
Fixed income security portfolios	30% - 50%

The investment strategies and policies for the other postretirement benefit plans are similar to those employed by the qualified pension plan.

Contributions

Our funding policy for the qualified pension plan is to fund the plan annually in an amount at least equal to the minimum annual contribution required under ERISA and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. We do not anticipate contributions will be needed to satisfy the minimum funding requirements of ERISA for our qualified plan. At this time, it is too early to estimate the amount that may be contributed, but it is possible that we may fund the plans in 2013 in the range of $75-$125 million. This includes funding for both our qualified and nonqualified pension plans. While we designate assets to cover the computed liability of the nonqualified plan, the assets are not included as part of the asset balances presented in this footnote as they do not qualify as plan assets in accordance with U.S. GAAP. We may contribute to our other postretirement benefit plans in 2013 pending future analysis.

11. Employee and Agent Benefits — (continued)

Estimated Future Benefit Payments

The estimated future benefit payments, which reflect expected future service, and the expected amount of subsidy receipts under Medicare Part D are:

	Pension benefits	Other postretirement benefits (gross benefit payments, including prescription drug benefits)	Amount of Medicare Part D subsidy receipts
		(in millions)	
Year ending December 31:			
2013	**$ 89.6**	**$ 18.6**	**$0.9**
2014	**94.1**	**19.1**	**0.9**
2015	**98.0**	**19.6**	**1.0**
2016	**102.8**	**19.9**	**1.0**
2017	**109.0**	**20.1**	**1.0**
2018 - 2022	**638.2**	**100.3**	**5.2**

The above table reflects the total estimated future benefits to be paid from the plan, including both our share of the benefit cost and the participants' share of the cost, which is funded by their contributions to the plan.

The assumptions used in calculating the estimated future benefit payments are the same as those used to measure the benefit obligation for the year ended December 31, 2012.

The information that follows shows supplemental information for our defined benefit pension plans. Certain key summary data is shown separately for qualified and nonqualified plans.

	For the year ended December 31,					
	2012			2011		
	Qualified Plan	Nonqualified Plan	Total	Qualified Plan	Nonqualified Plan	Total
			(in millions)			
Amount recognized in statement of financial position						
Other assets	**$ —**	**$ —**	**$ —**	$ —	$ —	$ —
Other liabilities	**(557.7)**	**(398.2)**	**(955.9)**	(405.9)	(323.5)	(729.4)
Total	**$(557.7)**	**$(398.2)**	**$(955.9)**	$(405.9)	$(323.5)	$(729.4)
Amount recognized in accumulated other comprehensive loss						
Total net actuarial loss	**$ 725.0**	**$ 136.2**	**$ 861.2**	$ 586.3	$ 73.7	$ 660.0
Prior service benefit	**(12.5)**	**(7.9)**	**(20.4)**	(19.2)	(11.3)	(30.5)
Pre-tax accumulated other comprehensive loss	**$ 712.5**	**$ 128.3**	**$ 840.8**	$ 567.1	$ 62.4	$ 629.5
Components of net periodic benefit cost						
Service cost	**$ 42.3**	**$ 4.7**	**$ 47.0**	$ 39.3	$ 4.7	$ 44.0
Interest cost	**92.8**	**16.3**	**109.1**	91.7	16.8	108.5
Expected return on plan assets	**(114.6)**	**—**	**(114.6)**	(114.4)	—	(114.4)
Amortization of prior service benefit	**(6.3)**	**(3.1)**	**(9.4)**	(6.5)	(3.2)	(9.7)
Recognized net actuarial loss	**84.8**	**6.1**	**90.9**	61.2	4.6	65.8
Amounts recognized due to special events	**(0.4)**	**(0.3)**	**(0.7)**	(0.9)	(0.5)	(1.4)
Net periodic benefit cost	**$ 98.6**	**$ 23.7**	**$ 122.3**	$ 70.4	$ 22.4	$ 92.8
Other changes recognized in accumulated other comprehensive loss						
Net actuarial loss	**$ 223.5**	**$ 68.6**	**$ 292.1**	$ 243.3	$ 12.7	$ 256.0
Amortization of net loss	**(84.8)**	**(6.1)**	**(90.9)**	(61.2)	(4.6)	(65.8)
Amortization of prior service benefit	**6.7**	**3.4**	**10.1**	7.3	3.8	11.1
Total recognized in pre-tax accumulated other comprehensive loss	**$ 145.4**	**$ 65.9**	**$ 211.3**	$ 189.4	$ 11.9	$ 201.3
Total recognized in net periodic benefit cost and pre-tax accumulated other comprehensive loss	**$ 244.0**	**$ 89.6**	**$ 333.6**	$ 259.8	$ 34.3	$ 294.1

In addition, we have defined contribution plans that are generally available to all U.S. employees and agents. Eligible participants could not contribute more than $17,000 of their compensation to the plans in 2012. Effective January 1, 2006,

11. Employee and Agent Benefits — (continued)

we made several changes to the retirement programs. In general, the pension and supplemental executive retirement plan benefit formulas were reduced, and the 401(k) matching contribution was increased. Employees who were ages 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions and forgo receipt of the additional matching contributions. The employees who elected to retain the prior benefit provisions are referred to as "Grandfathered Choice Participants." We match the Grandfathered Choice Participant's contribution at a 50% contribution rate up to a maximum contribution of 3% of the participant's compensation. For all other participants, we match the participant's contributions at a 75% contribution rate up to a maximum of 6% of the participant's compensation. The defined contribution plans allow employees to choose among various investment options, including our common stock. We contributed $37.3 million, $36.3 million and $35.7 million in 2012, 2011 and 2010, respectively, to our qualified defined contribution plans.

We also have nonqualified deferred compensation plans available to select employees and agents that allow them to defer compensation amounts in excess of limits imposed by federal tax law with respect to the qualified plans. In 2012, we matched the Grandfathered Choice Participant's deferral at a 50% match deferral rate up to a maximum matching deferral of 3% of the participant's compensation. For all other participants, we matched the participant's deferral at a 75% match deferral rate up to a maximum matching deferral of 6% of the participant's compensation. We contributed $4.6 million, $3.5 million and $2.8 million in 2012, 2011 and 2010, respectively, to our nonqualified deferred compensation plans.

12. Contingencies, Guarantees and Indemnifications

Litigation and Regulatory Contingencies

We are regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming us as a defendant ordinarily arises out of our business operations as a provider of asset management and accumulation products and services; life, health and disability insurance, and our investment activities. Some of the lawsuits may be class actions, or purport to be, and some may include claims for unspecified or substantial punitive and treble damages.

We may discuss such litigation in one of three ways. We accrue a charge to income and disclose legal matters for which the chance of loss is probable and for which the amount of loss can be reasonably estimated. We may disclose contingencies for which the chance of loss is reasonably possible and provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Finally, we may voluntarily disclose loss contingencies for which the chance of loss is remote in order to provide information concerning matters that potentially expose us to possible losses.

In addition, regulatory bodies such as state insurance departments, the SEC, the Financial Industry Regulatory Authority, the Department of Labor, the Federal Reserve Board and other regulatory agencies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA and laws governing the activities of broker-dealers. We receive requests from regulators and other governmental authorities relating to industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

On November 8, 2006, a trustee of Fairmount Park Inc. Retirement Savings Plan filed a putative class action lawsuit in the United States District Court for the Southern District of Illinois against Principal Life. Principal Life's motion to transfer venue was granted and the case is now pending in the Southern District of Iowa. The complaint alleged, among other things, that Principal Life breached its alleged fiduciary duties while performing services to 401(k) plans by failing to disclose, or adequately disclose, to employers or plan participants the fact that Principal Life receives "revenue sharing fees from mutual funds that are included in its pre-packaged 401(k) plans" and allegedly failed to use the revenue to defray the expenses of the services provided to the plans. Plaintiff further alleged that these acts constitute prohibited transactions under ERISA. Plaintiff sought to certify a class of all retirement plans to which Principal Life was a service provider and for which Principal Life received and retained "revenue sharing" fees from mutual funds. On August 27, 2008, the plaintiff's motion for class certification was denied. On June 13, 2011, the court entered a consent judgment resolving the claims of the plaintiff. On July 12, 2011, plaintiff filed a notice of appeal related to the issue of the denial of class certification. Principal Life continues to aggressively defend the lawsuit.

On October 28, 2009, Judith Curran filed a derivative action lawsuit on behalf of Principal Funds, Inc. Strategic Asset Management Portfolios in the United States District Court for the Southern District of Iowa against Principal Management Corporation; Principal Global Investors, LLC; and Principal Funds Distributor, Inc. (the "Curran Defendants"). The lawsuit alleges the Curran Defendants breached their fiduciary duty under Section 36(b) of the

12. Contingencies, Guarantees and Indemnifications — (continued)

Investment Company Act by charging advisory fees and distribution fees that were excessive. The Curran Defendants filed a motion to dismiss the case on January 29, 2010. That motion was granted in part and overruled in part. Principal Global Investors, LLC was dismissed from the suit. The remaining Curran Defendants are aggressively defending the lawsuit.

On December 2, 2009 and December 4, 2009, two plaintiffs, Cruise and Mullaney, each filed putative class action lawsuits in the United States District Court for the Southern District of New York against us; Principal Life; Principal Global Investors, LLC; and Principal Real Estate Investors, LLC (the "Cruise/Mullaney Defendants"). The lawsuits alleged the Cruise/Mullaney Defendants failed to manage the Principal U.S. Property Separate Account ("PUSPSA") in the best interests of investors, improperly imposed a "withdrawal freeze" on September 26, 2008, and instituted a "withdrawal queue" to honor withdrawal requests as sufficient liquidity became available. Plaintiffs allege these actions constitute a breach of fiduciary duties under ERISA. Plaintiffs seek to certify a class including all qualified ERISA plans and the participants of those plans that invested in PUSPSA between September 26, 2008, and the present that have suffered losses caused by the queue. The two lawsuits, as well as two subsequently filed complaints asserting similar claims, have been consolidated and are now known as In re Principal U.S. Property Account Litigation. On April 22, 2010, an order was entered granting the motion made by the Cruise/Mullaney Defendants for change of venue to the United States District Court for the Southern District of Iowa. Plaintiffs filed an Amended Consolidated Complaint adding five new plaintiffs on November 22, 2010, and the Cruise/Mullaney Defendants moved to dismiss the amended complaint. The court denied the Cruise/Mullaney Defendants' motion to dismiss on May 17, 2011. The Cruise/Mullaney Defendants are aggressively defending the lawsuit.

In 2008, Principal Life received approximately $440.0 million in connection with the termination of certain structured transactions and the resulting prepayment of Principal Life's investment in those transactions. The transactions involved Lehman Brothers Special Financing Inc. and Lehman Brothers Holdings Inc. (collectively, "Lehman") in various capacities. Subsequent to Lehman's September 2008 bankruptcy filing, its bankruptcy estate has sought to recover from numerous sources significant amounts to which it claims entitlement under various theories. The estate is attempting to recover from us an unspecified amount, but possibly up to the amount paid to us, plus interest. We are one of numerous defendants to this action, which has been stayed by the bankruptcy court. We believe that we have meritorious defenses to Lehman's claims and intend to aggressively defend against them once the stay is lifted and we are allowed to do so.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any such matter will have a material adverse effect on our business or financial position. As of December 31, 2012, there were no estimated losses accrued related to the legal matters discussed above because we believe the loss from these matters is not probable and cannot be reasonably estimated.

We believe all of the litigation contingencies discussed above involve a chance of loss that is either remote or reasonably possible. All of these matters involve unspecified claim amounts, in which the respective plaintiffs seek an indeterminate amount of damages. To the extent such matters present a reasonably possible chance of loss, we are not able to estimate the possible loss or range of loss associated therewith.

The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could require us to pay damages or make other expenditures or establish accruals in amounts that we could not estimate at December 31, 2012.

Guarantees and Indemnifications

In the normal course of business, we have provided guarantees to third parties primarily related to a former subsidiary and joint ventures. These agreements generally expire through 2019. The maximum exposure under these agreements as of December 31, 2012, was approximately $258.0 million. At inception, the fair value of such guarantees was insignificant. In addition, we believe the likelihood is remote that material payments will be required. Therefore, any liability accrued within our consolidated statements of financial position is insignificant. Should we be required to perform under these guarantees, we generally could recover a portion of the loss from third parties through recourse provisions included in agreements with such parties, the sale of assets held as collateral that can be liquidated in the event that performance is required under the guarantees or other recourse generally available to us; therefore, such guarantees would not result in a material adverse effect on our business or financial position. While the likelihood is remote, such outcomes could materially affect net income in a particular quarter or annual period.

We are also subject to various other indemnification obligations issued in conjunction with divestitures, acquisitions and financing transactions whose terms range in duration and often are not explicitly defined. Certain portions of these

12. Contingencies, Guarantees and Indemnifications — (continued)

indemnifications may be capped, while other portions are not subject to such limitations; therefore, the overall maximum amount of the obligation under the indemnifications cannot be reasonably estimated. At inception, the fair value of such indemnifications was insignificant. In addition, we believe the likelihood is remote that material payments will be required. Therefore, any liability accrued within our consolidated statements of financial position is insignificant. While we are unable to estimate with certainty the ultimate legal and financial liability with respect to these indemnifications, we believe that performance under these indemnifications would not result in a material adverse effect on our business or financial position. While the likelihood is remote, performance under these indemnifications could materially affect net income in a particular quarter or annual period.

Guaranty Funds

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. A state's fund assesses its members based on their pro rata market share of written premiums in the state for the classes of insurance for which the insolvent insurer was engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. We accrue liabilities for guaranty fund assessments when an assessment is probable, can be reasonably estimated and when the event obligating us to pay has occurred. While we cannot predict the amount and timing of any future assessments, we have established reserves we believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings. As of December 31, 2012 and 2011, the liability balance for guaranty fund assessments, which is not discounted, was $31.0 million and $38.7 million, respectively, and was reported within other liabilities in the consolidated statements of financial position. As of December 31, 2012 and 2011, $16.5 million and $22.6 million, respectively, related to premium tax offsets were included in premiums due and other receivables in the consolidated statements of financial position.

Operating Leases

As a lessee, we lease office space, data processing equipment, office furniture and office equipment under various operating leases. Rental expense for the years ended December 31, 2012, 2011 and 2010, respectively, was $41.9 million, $51.1 million and $53.1 million.

The following represents payments due by period for operating lease obligations (in millions):

Year ending December 31:	
2013	**$ 43.0**
2014	**37.9**
2015	**30.6**
2016	**25.0**
2017	**12.2**
2018 and thereafter	**60.0**
Total operating lease obligations	**208.7**
Less: Future sublease rental income on noncancelable leases	**5.4**
Total future minimum lease payments	**$203.3**

Capital Leases

We lease hardware storage equipment under capital leases. As of December 31, 2012 and 2011, these leases had a gross asset balance of $35.5 million and $24.4 million and accumulated depreciation of $11.5 million and $13.7 million, respectively. Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $7.9 million, $4.4 million and $4.2 million, respectively.

12. Contingencies, Guarantees and Indemnifications — (continued)

The following represents future minimum lease payments due by period for capital lease obligations (in millions).

Year ending December 31:	
2013	**$ 5.3**
2014	**5.0**
2015	**2.1**
2016	**0.7**
2017	**0.1**
Total	**13.2**
Less: Amounts representing interest	**0.5**
Net present value of minimum lease payments	**$12.7**

13. Stockholders' Equity

Preferred Stock

As of December 31, 2012, we had 13.0 million shares of preferred stock authorized, issued and outstanding under the two series described below. Preferred stockholders have dividend and liquidation priority over common stockholders.

Series A. Dividends on the Series A Preferred Stock are non-cumulative and are payable quarterly when, and if, declared by our Board of Directors at a rate of 5.563% per annum of the liquidation preference. On or after the dividend payment date in June 2015, the Series A initial distribution rate will become a floating rate, subject to reset, at our option, subject to certain conditions and parameters. If reset, the rate may be at fixed or floating rates. On or after the dividend payment date in June 2015, we may, at our option, redeem the shares at a price of $100 per share, or $300.0 million in the aggregate, plus accrued and unpaid dividends for the then current dividend period to the date of redemption, if any.

The Series A Preferred Stock has no stated maturity and is not convertible into any other of our securities. Series A Preferred Stock will have no voting rights, except with respect to certain fundamental changes in the terms of the shares and in the case of certain dividend non-payments.

Series B. Dividends on the Series B Preferred Stock are non-cumulative and are payable quarterly when, and if, declared by the Board of Directors at a rate of 6.518% per annum of the liquidation preference. On or after the dividend payment date in June 2035, the Series B initial distribution rate will become a floating rate, subject to reset, at our option, subject to certain conditions and parameters. If reset, the rate may be at fixed or floating rates. On or after the dividend payment date in June 2015, we may, at our option, redeem the shares at a price of $25 per share, or $250.0 million in the aggregate, plus accrued and unpaid dividends for the then current dividend period to the date of redemption, if any.

The Series B Preferred Stock has no stated maturity and is not convertible into any other of our securities. Series B Preferred Stock will have no voting rights, except with respect to certain fundamental changes in the terms of the shares and in the case of certain dividend non-payments.

Dividend Restrictions and Payments

The certificates of designation for the Series A and B Preferred Stock restrict the declaration of preferred dividends if we fail to meet specified capital adequacy, net income or stockholders' equity levels. As of December 31, 2012, we have no preferred dividend restrictions.

On March 30, 2012; July 2, 2012; October 1, 2012 and December 31, 2012, we paid a dividend of $8.2 million, $8.3 million, $8.2 million and $8.3 million, respectively, equal to $1.39 per share on Series A non-cumulative perpetual preferred stock and equal to $0.41 per share on Series B non-cumulative perpetual preferred stock. Dividends were paid to stockholders of record as of March 15, 2012; June 14, 2012; September 13, 2012 and December 13, 2012, respectively.

On March 30, 2011; June 30, 2011; September 30, 2011 and December 30, 2011, we paid a dividend of $8.2 million, $8.3 million, $8.2 million and $8.3 million, respectively, equal to $1.39 per share on Series A non-cumulative perpetual preferred stock and equal to $0.41 per share on Series B non-cumulative perpetual preferred stock. Dividends were paid to stockholders of record as of March 11, 2011; June 9, 2011; September 8, 2011 and December 8, 2011, respectively.

On March 30, 2010; June 30, 2010; September 30, 2010 and December 30, 2010, we paid a dividend of $8.2 million, $8.3 million, $8.2 million and $8.3 million, respectively, equal to $1.39 per share on Series A non-cumulative perpetual preferred stock and equal to $0.41 per share on Series B non-cumulative perpetual preferred stock. Dividends were paid to stockholders of record as of March 11, 2010; June 10, 2010; September 9, 2010 and December 9, 2010, respectively.

13. Stockholders' Equity — (continued)

Common Stock

On December 28, 2012, we paid a quarterly dividend of $61.7 million, equal to $0.21 per share, to stockholders of record as of December 10, 2012. On September 28, 2012, we paid a quarterly dividend of $61.6 million, equal to $0.21 per share, to stockholders of record as of September 6, 2012. On June 29, 2012, we paid a quarterly dividend of $53.7 million, equal to $0.18 per share, to stockholders of record as of June 11, 2012. On March 30, 2012, we paid a quarterly dividend of $54.3 million, equal to $0.18 per share, to stockholders of record as of March 12, 2012. On December 2, 2011, we paid an annual dividend of $213.7 million, equal to $0.70 per share, to stockholders of record as of November 10, 2011. On December 3, 2010, we paid an annual dividend of $176.2 million, equal to $0.55 per share, to stockholders of record as of November 19, 2010.

Reconciliation of Outstanding Shares

	Series A preferred stock	Series B preferred stock	Common stock
		(in millions)	
Outstanding shares at January 1, 2010	3.0	10.0	319.0
Shares issued	—	—	1.5
Treasury stock acquired	—	—	(0.1)
Outstanding shares at December 31, 2010	3.0	10.0	320.4
Shares issued	—	—	1.8
Treasury stock acquired	—	—	(21.1)
Outstanding shares at December 31, 2011	3.0	10.0	301.1
Shares issued	**—**	**—**	**3.2**
Treasury stock acquired	**—**	**—**	**(10.5)**
Outstanding shares at December 31, 2012	**3.0**	**10.0**	**293.8**

In May 2011, our Board of Directors reinstated the November 2007 share repurchase program. In July 2011, we completed this program. In August 2011, our Board of Directors authorized a share repurchase program of up to $200.0 million of our outstanding common stock. We completed this program in September 2011. In November 2011, our Board of Directors authorized a share repurchase program of up to $100.0 million of our outstanding common stock. We completed this program in December 2011. In February 2012, our Board of Directors authorized a share repurchase program of up to $100.0 million of our outstanding common stock. We completed this program in May 2012. In May 2012, our Board of Directors authorized a share repurchase program of up to $200.0 million of our outstanding common stock.

Our Board of Directors has authorized various repurchase programs under which we are allowed to purchase shares of our outstanding common stock. Shares repurchased under these programs are accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity.

13. Stockholders' Equity — (continued)

Other Comprehensive Income (Loss)

	For the year ended December 31, 2012		
	Pre-Tax	Tax	After-Tax
		(in millions)	
Net unrealized gains on available-for-sale securities during the period	$1,577.3	$(520.6)	$1,056.7
Reclassification adjustment for losses included in net income	107.8	(38.4)	69.4
Adjustments for assumed changes in amortization patterns	(169.0)	59.1	(109.9)
Adjustments for assumed changes in policyholder liabilities	(689.2)	230.6	(458.6)
Net unrealized gains on available-for-sale securities	826.9	(269.3)	557.6
Noncredit component of impairment losses on fixed maturities, available-for-sale during the period	(17.3)	6.1	(11.2)
Adjustments for assumed changes in amortization patterns	4.0	(1.6)	2.4
Adjustments for assumed changes in policyholder liabilities	3.2	(1.1)	2.1
Noncredit component of impairment losses on fixed maturities, available-for-sale (1)	(10.1)	3.4	(6.7)
Net unrealized losses on derivative instruments during the period	(25.9)	9.1	(16.8)
Reclassification adjustment for losses included in net income	3.4	(1.5)	1.9
Adjustments for assumed changes in amortization patterns	25.9	(9.1)	16.8
Adjustments for assumed changes in policyholder liabilities	(70.0)	24.5	(45.5)
Net unrealized losses on derivative instruments	(66.6)	23.0	(43.6)
Foreign currency translation adjustment	(20.4)	15.6	(4.8)
Unrecognized postretirement benefit obligation during the period	(245.7)	86.0	(159.7)
Amortization of prior service cost and actuarial loss included in net periodic benefit cost	49.6	(17.3)	32.3
Net unrecognized postretirement benefit obligation	(196.1)	68.7	(127.4)
Other comprehensive income	$ 533.7	$(158.6)	$ 375.1

	For the year ended December 31, 2011		
	Pre-Tax	Tax	After-Tax
		(in millions)	
Net unrealized gains on available-for-sale securities during the period	$ 559.4	$(204.0)	$ 355.4
Reclassification adjustment for losses included in net income	112.0	(42.9)	69.1
Adjustments for assumed changes in amortization patterns	(114.9)	40.2	(74.7)
Adjustments for assumed changes in policyholder liabilities	(230.3)	89.1	(141.2)
Net unrealized gains on available-for-sale securities	326.2	(117.6)	208.6
Noncredit component of impairment losses on fixed maturities, available-for-sale during the period	49.9	(18.0)	31.9
Adjustments for assumed changes in amortization patterns	(1.4)	0.5	(0.9)
Noncredit component of impairment losses on fixed maturities, available-for-sale (1)	48.5	(17.5)	31.0
Net unrealized gains on derivative instruments during the period	39.6	(13.8)	25.8
Reclassification adjustment for losses included in net income	20.7	(7.4)	13.3
Adjustments for assumed changes in amortization patterns	(23.9)	8.4	(15.5)
Net unrealized gains on derivative instruments	36.4	(12.8)	23.6
Foreign currency translation adjustment	(139.4)	(0.1)	(139.5)
Unrecognized postretirement benefit obligation during the period	(286.7)	100.3	(186.4)
Amortization of prior service cost and actuarial loss included in net periodic benefit cost	20.7	(7.2)	13.5
Net unrecognized postretirement benefit obligation	(266.0)	93.1	(172.9)
Other comprehensive loss	$ 5.7	$ (54.9)	$ (49.2)

13. Stockholders' Equity — (continued)

	For the year ended December 31, 2010		
	Pre-Tax	Tax	After-Tax
	(in millions)		
Net unrealized gains on available-for-sale securities during the period	$2,016.4	$(688.0)	$1,328.4
Reclassification adjustment for losses included in net income	236.7	(84.2)	152.5
Adjustments for assumed changes in amortization patterns	(390.9)	136.8	(254.1)
Adjustments for assumed changes in policyholder liabilities	(136.7)	23.4	(113.3)
Net unrealized gains on available-for-sale securities	1,725.5	(612.0)	1,113.5
Noncredit component of impairment losses on fixed maturities, available-for-sale during the period	(56.1)	19.7	(36.4)
Adjustments for assumed changes in amortization patterns	4.2	(1.5)	2.7
Noncredit component of impairment losses on fixed maturities, available-for-sale (1)	(51.9)	18.2	(33.7)
Net unrealized losses on derivative instruments during the period	(1.2)	(0.3)	(1.5)
Reclassification adjustment for losses included in net income	37.9	(13.4)	24.5
Adjustments for assumed changes in amortization patterns	(15.5)	5.4	(10.1)
Net unrealized gains on derivative instruments	21.2	(8.3)	12.9
Foreign currency translation adjustment	19.5	12.4	31.9
Unrecognized postretirement benefit obligation during the period	271.0	(94.9)	176.1
Amortization of prior service cost and actuarial loss included in net periodic benefit cost	49.0	(17.1)	31.9
Net unrecognized postretirement benefit obligation	320.0	(112.0)	208.0
Other comprehensive income	$2,034.3	$(701.7)	$1,332.6

(1) Represents the net impact of (1) unrealized gains resulting from reclassification of previously recognized noncredit impairment losses from OCI to net realized capital gains (losses) for fixed maturities with bifurcated OTTI that had additional credit losses or fixed maturities that previously had bifurcated OTTI that have now been sold or are intended to be sold and (2) unrealized losses resulting from reclassification of noncredit impairment losses for fixed maturities with bifurcated OTTI from net realized capital gains (losses) to OCI.

Accumulated Other Comprehensive Income

	Net unrealized gains on available-for-sale securities	Noncredit component of impairment losses on fixed maturities available-for-sale	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Unrecognized postretirement benefit obligation	Accumulated other comprehensive income
			(in millions)			
Balances at January 1, 2010	$ (497.9)	$(164.5)	$ (1.2)	$ (2.0)	$(396.2)	$(1,061.8)
Effects of implementation of accounting change related to variable interest entities, net	11.1	—	(0.4)	—	—	10.7
Effects of electing fair value option for fixed maturities upon implementation of accounting credit derivatives, net	25.4	—	—	—	—	25.4
Other comprehensive income	1,113.5	(33.7)	12.9	31.7	208.0	1,332.4
Balances at December 31, 2010	652.1	(198.2)	11.3	29.7	(188.2)	306.7
Other comprehensive loss	208.6	31.0	23.6	(139.0)	(172.9)	(48.7)
Balances at December 31, 2011	860.7	(167.2)	34.9	(109.3)	(361.1)	258.0
Other comprehensive income	**557.6**	**(6.7)**	**(43.6)**	**(6.0)**	**(127.4)**	**373.9**
Balances at December 31, 2012	**$1,418.3**	**$(173.9)**	**$ (8.7)**	**$(115.3)**	**$(488.5)**	**$ 631.9**

Noncontrolling Interest

Interest held by unaffiliated parties in consolidated entities are reflected in noncontrolling interest, which represents the noncontrolling partners' share of the underlying net assets of our consolidated subsidiaries. Noncontrolling interest that is not redeemable is reported in the equity section of the consolidated statements of financial position.

The noncontrolling interest holders in certain of our subsidiaries maintain an equity interest that is redeemable at the option of the holder, which may be exercised on varying dates beginning in 2014. Since redemption of the noncontrolling interest is outside of our control, this interest is presented on the consolidated statements of financial

13. Stockholders' Equity — (continued)

position line item titled "Redeemable noncontrolling interest." If the interest were to be redeemed, we would be required to purchase such interest at a redemption value based on a formula that management intended to reasonably approximate fair value based on a fixed multiple of earnings over a measurement period. As such, the carrying value of the redeemable noncontrolling interest is compared to the redemption value at each reporting period. Any adjustments to the carrying amount of the redeemable noncontrolling interest for changes in redemption value prior to exercise of the redemption option are determined after the attribution of net income or loss of the subsidiary and are recorded in retained earnings.

Following is a reconciliation of the changes in the redeemable noncontrolling interest (in millions):

Balance at January 1, 2011	$ —
Net income attributable to redeemable noncontrolling interest	0.2
Redeemable noncontrolling interest assumed related to acquisition	22.0
Balance at December 31, 2011	22.2
Net income attributable to redeemable noncontrolling interest	**1.9**
Redeemable noncontrolling interest assumed related to acquisition	**37.2**
Distributions to redeemable noncontrolling interest	**(2.0)**
Foreign currency translation adjustment	**1.1**
Balance at December 31, 2012	**$60.4**

Dividend Limitations

Under Iowa law, Principal Life may pay stockholder dividends only from the earned surplus arising from its business and must receive the prior approval of the Commissioner to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. In general, the current statutory limitation is the greater of 10% of Principal Life's policyholder surplus as of the preceding year-end or the net gain from operations from the previous calendar year. Based on this limitation and 2012 statutory results, Principal Life could pay approximately $472.0 million in stockholder dividends in 2013 without exceeding the statutory limitation.

14. Fair Value Measurements

We use fair value measurements to record fair value of certain assets and liabilities and to estimate fair value of financial instruments not recorded at fair value but required to be disclosed at fair value. Certain financial instruments, particularly policyholder liabilities other than investment-type insurance contracts, are excluded from these fair value disclosure requirements.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety considering factors specific to the asset or liability.

- **Level 1** — Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets and liabilities primarily include exchange traded equity securities, mutual funds and U.S. Treasury bonds.
- **Level 2** — Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Our Level 2 assets and liabilities primarily include fixed maturities (including public and private bonds), equity securities, over-the-counter derivatives and other investments for which public quotations are not available but that are priced by third-party pricing services or internal models using substantially all observable inputs.
- **Level 3** — Fair values are based on significant unobservable inputs for the asset or liability. Our Level 3 assets and liabilities include certain assets and liabilities priced using broker quotes or other valuation methods that utilize at least one significant unobservable input. These include fixed maturities, private equity securities, real estate and commercial mortgage loan investments of our separate accounts, commercial mortgage loan investments and obligations of consolidated VIEs for which the fair value option was elected, complex derivatives, embedded derivatives and an equity method real estate investment for which the fair value option was elected.

14. Fair Value Measurements — (continued)

Determination of Fair Value

The following discussion describes the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis or disclosed at fair value. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below.

Fair value estimates are made based on available market information and judgments about the financial instrument at a specific point in time. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. We validate prices through an investment analyst review process, which includes validation through direct interaction with external sources, review of recent trade activity or use of internal models. In circumstances where broker quotes are used to value an instrument, we generally receive one non-binding quote. Broker quotes are validated through an investment analyst review process, which includes validation through direct interaction with external sources and use of internal models or other relevant information. We did not make any significant changes to our valuation processes during 2012.

Fixed Maturities

Fixed maturities include bonds, redeemable preferred stock, asset-backed securities and certain nonredeemable preferred stock. When available, the fair value of fixed maturities is based on quoted prices of identical assets in active markets. These are reflected in Level 1 and primarily include U.S. Treasury bonds and actively traded redeemable corporate preferred securities.

When quoted prices of identical assets in active markets are not available, our first priority is to obtain prices from third party pricing vendors. We have regular interaction with these vendors to ensure we understand their pricing methodologies and to confirm they are utilizing observable market information. Their methodologies vary by asset class and include inputs such as estimated cash flows, benchmark yields, reported trades, broker quotes, credit quality, industry events and economic events. Fixed maturities with validated prices from pricing services, which includes the majority of our public fixed maturities in all asset classes, are generally reflected in Level 2. Also included in Level 2 are corporate bonds where quoted market prices are not available, for which an internal model using substantially all observable inputs or a matrix pricing valuation approach is used. In the matrix approach, securities are grouped into pricing categories that vary by sector, rating and average life. Each pricing category is assigned a risk spread based on studies of observable public market data from the investment professionals assigned to specific security classes. The expected cash flows of the security are then discounted back at the current Treasury curve plus the appropriate risk spread. Although the matrix valuation approach provides a fair valuation of each pricing category, the valuation of an individual security within each pricing category may actually be impacted by company specific factors.

If we are unable to price a fixed maturity security using prices from third party pricing vendors or other sources specific to the asset class, we may obtain a broker quote or utilize an internal pricing model specific to the asset utilizing relevant market information, to the extent available and where at least one significant unobservable input is utilized, which are reflected in Level 3 and can include fixed maturities across all asset classes. As of December 31, 2012, less than 1% of our fixed maturities were valued using internal pricing models, which were classified as Level 3 assets accordingly.

The primary inputs, by asset class, for valuations of the majority of our Level 2 investments from third party pricing vendors or our internal pricing valuation approach are described below.

U.S. Government and Agencies/Non-U.S. Governments. Inputs include recently executed market transactions, interest rate yield curves, maturity dates, market price quotations and credit spreads relating to similar instruments.

State and Political Subdivisions. Inputs include Municipal Securities Rulemaking Board reported trades, U.S. Treasury and other benchmark curves, material event notices, new issue data and obligor credit ratings.

Corporate. Inputs include recently executed transactions, market price quotations, benchmark yields, issuer spreads and observations of equity and credit default swap curves related to the issuer. For private placement corporate securities valued through the matrix valuation approach inputs include the current U.S. Treasury curve and risk spreads based on sector, rating and average life of the issuance.

RMBS, CMBS, Collateralized Debt Obligations and Other Debt Obligations. Inputs include cash flows, priority of the tranche in the capital structure, expected time to maturity for the specific tranche, reinvestment period remaining and performance of the underlying collateral including prepayments, defaults, deferrals, loss severity of defaulted collateral

14. Fair Value Measurements — (continued)

and, for RMBS, prepayment speed assumptions. Other inputs include market indices and recently executed market transactions.

Equity Securities

Equity securities include mutual funds, common stock and nonredeemable preferred stock. Fair values of equity securities are determined using quoted prices in active markets for identical assets when available, which are reflected in Level 1. When quoted prices are not available, we may utilize internal valuation methodologies appropriate for the specific asset that use observable inputs such as underlying share prices, which are reflected in Level 2. Fair values might also be determined using broker quotes or through the use of internal models or analysis that incorporate significant assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities, which are reflected in Level 3.

Derivatives

The fair values of exchange-traded derivatives are determined through quoted market prices, which are reflected in Level 1. Exchange-traded derivatives include interest rate and equity futures that are settled daily such that their fair value is not reflected in the consolidated statements of financial position. The fair values of over-the-counter derivative instruments are determined using either pricing valuation models that utilize market observable inputs or broker quotes. The majority of our over-the-counter derivatives are valued with models that use market observable inputs, which are reflected in Level 2. Significant inputs include contractual terms, interest rates, currency exchange rates, credit spread curves, equity prices and volatilities. These valuation models consider projected discounted cash flows, relevant swap curves and appropriate implied volatilities. Certain over-the-counter derivatives utilize unobservable market data, primarily independent broker quotes that are nonbinding quotes based on models that do not reflect the result of market transactions, which are reflected in Level 3.

Our derivative contracts are generally documented under ISDA Master Agreements, which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties. Collateral arrangements are bilateral and based on current ratings of each entity. We utilize the LIBOR interest rate curve to value our positions, which includes a credit spread. This credit spread incorporates an appropriate level of nonperformance risk into our valuations given the current ratings of our counterparties, as well as the collateral agreements in place. Counterparty credit risk is routinely monitored to ensure our adjustment for non-performance risk is appropriate.

Interest Rate Contracts. We use discounted cash flow valuation techniques to determine the fair value of interest rate swaps using observable swap curves as the inputs. These are reflected in Level 2. In addition, we have a limited number of complex inflation-linked interest rate swaps, interest rate collars and swaptions that are valued using broker quotes. These are reflected in Level 3.

Foreign Exchange Contracts. We use discounted cash flow valuation techniques that utilize observable swap curves and exchange rates as the inputs to determine the fair value of foreign currency swaps. These are reflected in Level 2. Currency forwards are valued using observable market inputs, including forward currency exchange rates. These are reflected in Level 2. In addition, we have a limited number of currency options and non-standard currency swaps that are valued using broker quotes. These are reflected within Level 3.

Equity Contracts. We use an option pricing model using observable implied volatilities, dividend yields, index prices and swap curves as the inputs to determine the fair value of equity options. These are reflected in Level 2.

Credit Contracts. We use either the ISDA Credit Default Swap Standard discounted cash flow model that utilizes observable default probabilities and recovery rates as inputs or broker prices to determine the fair value of credit default swaps. These are reflected in Level 3. In addition, we have a limited number of total return swaps that are valued based on the observable quoted price of underlying equity indices. These are reflected in Level 2.

Other Investments

Other investments reported at fair value primarily include seed money investments, for which the fair value is determined using the net asset value of the fund. The net asset value of the fund represents the price at which we feel we would be able to initiate a transaction. Seed money investments in mutual funds for which the net asset value is published are reflected in Level 1. Seed money investments in mutual funds or other investment funds in markets that do not have a published net asset value are reflected in Level 2.

14. Fair Value Measurements — (continued)

Other investments reported at fair value also include commercial mortgage loans of consolidated VIEs and an equity method real estate investment for which the fair value option was elected, which are reflected in Level 3. Fair value of the commercial mortgage loans is computed utilizing a discount rate based on the current market. The market discount rate is then adjusted based on various factors that differentiate it from our pool of loans. The equity method real estate investment consists of underlying real estate and debt. The real estate fair value is estimated using a discounted cash flow valuation model that utilizes public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates and discount rates. The debt fair value is estimated using a discounted cash flow analysis based on our incremental borrowing rate for similar borrowing arrangements.

Cash and Cash Equivalents

Certain cash equivalents are reported at fair value on a recurring basis and include money market instruments and other short-term investments with maturities of less than three months. Fair values of these cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of the highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2.

Separate Account Assets

Separate account assets include equity securities, debt securities and derivative instruments, for which fair values are determined as previously described, and are reflected in Level 1, Level 2 and Level 3. Separate account assets also include commercial mortgage loans, for which the fair value is estimated by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of the loans. The market clearing spreads vary based on mortgage type, weighted average life, rating and liquidity. These are reflected in Level 3. Finally, separate account assets include real estate, for which the fair value is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates and discount rates. In addition, each property is appraised annually by an independent appraiser. The real estate included in separate account assets is recorded net of related mortgage encumbrances for which the fair value is estimated using discounted cash flow analysis based on our incremental borrowing rate for similar borrowing arrangements. The real estate within the separate accounts is reflected in Level 3.

Investment-Type Insurance Contracts

Certain annuity contracts and other investment-type insurance contracts include embedded derivatives that have been bifurcated from the host contract and that are measured at fair value on a recurring basis, which are reflected in Level 3. The key assumptions for calculating the fair value of the embedded derivative liabilities are market assumptions (such as equity market returns, interest rate levels, market volatility and correlations) and policyholder behavior assumptions (such as lapse, mortality, utilization and withdrawal patterns). They are valued using a combination of historical data and actuarial judgment. Stochastic models are used to value the embedded derivatives that incorporate a spread reflecting our own creditworthiness and risk margins.

The assumption for our own non-performance risk for investment-type insurance contracts and any embedded derivatives bifurcated from certain annuity and investment-type insurance contracts is based on the current market credit spreads for debt-like instruments that we have issued and are available in the market.

Other Liabilities

Certain obligations reported in other liabilities include embedded derivatives to deliver underlying securities of structured investments to third parties. The fair value of the embedded derivatives is calculated based on the value of the underlying securities that are valued based on prices obtained from third party pricing vendors as utilized and described in our discussion of how fair value is determined for fixed maturities, which are reflected in Level 2.

Additionally, obligations of consolidated VIEs for which the fair value option was elected are included in other liabilities. These obligations are valued either based on prices obtained from third party pricing vendors as utilized and described in our discussion of how fair value is determined for fixed maturities, which are reflected in Level 2, or broker quotes, which are reflected in Level 3.

14. Fair Value Measurements — (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	As of December 31, 2012			
	Assets/ (liabilities) measured at fair value	Fair value hierarchy level		
		Level 1	Level 2	Level 3
		(in millions)		
Assets				
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 944.3	$ 203.5	$ 740.8	$ —
Non-U.S. governments	1,208.3	—	1,164.0	44.3
States and political subdivisions	3,178.8	—	3,176.9	1.9
Corporate	34,325.4	85.9	34,065.0	174.5
Residential mortgage-backed securities	3,226.7	—	3,226.7	—
Commercial mortgage-backed securities	3,897.4	—	3,897.4	—
Collateralized debt obligations	379.2	—	301.6	77.6
Other debt obligations	3,779.2	—	3,764.5	14.7
Total fixed maturities, available-for-sale	50,939.3	289.4	50,336.9	313.0
Fixed maturities, trading	626.7	9.4	450.5	166.8
Equity securities, available-for-sale	136.5	54.4	66.8	15.3
Equity securities, trading	252.8	99.8	153.0	—
Derivative assets (1)	1,016.7	—	941.6	75.1
Other investments (2)	272.1	64.1	94.1	113.9
Cash equivalents (3)	1,772.6	561.4	1,211.2	—
Sub-total excluding separate account assets	55,016.7	1,078.5	53,254.1	684.1
Separate account assets	81,653.8	54,010.1	23,027.7	4,616.0
Total assets	$136,670.5	$55,088.6	$76,281.8	$5,300.1
Liabilities				
Investments-type insurance contracts (4)	$ (170.5)	$ —	$ —	$ (170.5)
Derivative liabilities (1)	(1,205.1)	—	(1,102.5)	(102.6)
Other liabilities (4)	(237.4)	—	(197.8)	(39.6)
Total liabilities	$ (1,613.0)	$ —	$ (1,300.3)	$ (312.7)
Net assets (liabilities)	$135,057.5	$55,088.6	$74,981.5	$4,987.4

14. Fair Value Measurements — (continued)

	As of December 31, 2011			
	Assets/ (liabilities) measured at fair value	Fair value hierarchy level		
		Level 1	Level 2	Level 3
	(in millions)			
Assets				
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 805.1	$ 57.5	$ 747.6	$ —
Non-U.S. governments	1,096.7	—	1,073.8	22.9
States and political subdivisions	2,882.7	—	2,882.7	—
Corporate	33,556.5	87.5	33,172.0	297.0
Residential mortgage-backed securities	3,343.0	—	3,343.0	—
Commercial mortgage-backed securities	3,413.7	—	3,413.7	—
Collateralized debt obligations	338.8	—	236.3	102.5
Other debt obligations	3,570.2	—	3,542.9	27.3
Total fixed maturities, available-for-sale	49,006.7	145.0	48,412.0	449.7
Fixed maturities, trading	971.7	199.6	551.3	220.8
Equity securities, available-for-sale	77.1	56.5	2.6	18.0
Equity securities, trading	404.8	291.6	113.2	—
Derivative assets (1)	1,171.1	—	1,110.9	60.2
Other investments (2)	213.3	17.6	98.2	97.5
Cash equivalents (3)	1,659.8	677.3	982.5	—
Sub-total excluding separate account assets	53,504.5	1,387.6	51,270.7	846.2
Separate account assets	71,364.4	49,477.1	17,689.1	4,198.2
Total assets	$124,868.9	$50,864.7	$68,959.8	$5,044.4
Liabilities				
Investments-type insurance contracts (4)	$ (195.8)	$ —	$ —	$ (195.8)
Derivative liabilities (1)	(1,527.3)	—	(1,350.2)	(177.1)
Other liabilities (4)	(225.3)	—	(201.1)	(24.2)
Total liabilities	$ (1,948.4)	$ —	$(1,551.3)	$ (397.1)
Net assets (liabilities)	$122,920.5	$50,864.7	$67,408.5	$4,647.3

(1) Within the consolidated statements of financial position, derivative assets are reported with other investments and derivative liabilities are reported with other liabilities. Refer to Note 5, Derivative Financial Instruments, for further information on fair value by class of derivative instruments. Our derivatives are primarily Level 2, with the exception of certain credit default swaps and other swaps that are Level 3.

(2) Primarily includes seed money investments, commercial mortgage loans of consolidated VIEs and, beginning in 2012, an equity method investment reported at fair value.

(3) Includes money market instruments and short-term investments with a maturity date of three months or less when purchased.

(4) Includes bifurcated embedded derivatives that are reported at fair value within the same line item in the consolidated statements of financial position in which the host contract is reported. Other liabilities also include obligations of consolidated VIEs reported at fair value.

14. Fair Value Measurements — (continued)

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are summarized as follows:

	For the year ended December 31, 2012							
		Total realized/unrealized gains (losses)						
	Beginning asset/ (liability) balance as of December 31, 2011	Included in net income (1)	Included in other comprehensive income	Net purchases, sales, issuances and settlements (4)	Transfers into Level 3	Transfers out of Level 3	Ending asset/ (liability) balance as of December 31, 2012	Changes in unrealized gains (losses) included in net income relating to positions still held (1)
	(in millions)							
Assets								
Fixed maturities, available-for-sale:								
Non-U.S. governments	$ 22.9	$ (0.2)	$ (0.3)	$ 7.4	$ 14.5	$ —	$ 44.3	$ (0.1)
States and political subdivisions	—	—	0.2	(0.1)	1.8	—	1.9	—
Corporate	297.0	(9.2)	19.9	(75.5)	79.7	(137.4)	174.5	(2.6)
Collateralized debt obligations	102.5	(3.3)	5.1	4.5	—	(31.2)	77.6	—
Other debt obligations	27.3	(2.3)	0.6	(26.2)	15.3	—	14.7	(2.2)
Total fixed maturities, available-for-sale	449.7	(15.0)	25.5	(89.9)	111.3	(168.6)	313.0	(4.9)
Fixed maturities, trading	220.8	3.2	—	(66.7)	9.5	—	166.8	(4.4)
Equity securities, available-for-sale	18.0	(0.3)	(2.4)	—	—	—	15.3	—
Derivative assets	60.2	2.9	—	12.0	—	—	75.1	4.9
Other investments	97.5	2.1	—	14.3	—	—	113.9	2.2
Separate account assets (2)	4,198.2	421.3	0.4	(3.6)	1.6	(1.9)	4,616.0	412.8
Liabilities								
Investments-type insurance contracts	(195.8)	38.3	(0.1)	(12.9)	—	—	(170.5)	35.3
Derivative liabilities	(177.1)	39.8	1.3	33.4	—	—	(102.6)	38.6
Other liabilities (3)	(24.2)	(23.5)	—	8.1	—	—	(39.6)	(20.2)

	For the year ended December 31, 2011							
		Total realized/unrealized gains (losses)						
	Beginning asset/ (liability) balance as of December 31, 2010	Included in net income (1)	Included in other comprehensive income	Net purchases, sales, issuances and settlements (4)	Transfers into Level 3	Transfers out of Level 3	Ending asset/ (liability) balance as of December 31, 2011	Changes in unrealized gains (losses) included in net income relating to positions still held (1)
	(in millions)							
Assets								
Fixed maturities, available-for-sale:								
Non-U.S. governments	$ 24.5	$ 0.2	$ —	$ (1.8)	$ —	$ —	$ 22.9	$ 0.1
Corporate	552.1	(10.8)	(20.8)	(42.7)	103.2	(284.0)	297.0	(6.1)
Commercial mortgage-backed securities	16.2	(3.7)	5.1	(10.5)	—	(7.1)	—	—
Collateralized debt obligations	109.3	(19.6)	13.8	0.3	—	(1.3)	102.5	(9.3)
Other debt obligations	88.8	0.1	(1.1)	(30.5)	9.0	(39.0)	27.3	—
Total fixed maturities, available-for-sale	790.9	(33.8)	(3.0)	(85.2)	112.2	(331.4)	449.7	(15.3)
Fixed maturities, trading	269.1	(16.6)	—	(27.2)	20.5	(25.0)	220.8	(15.8)
Equity securities, available-for-sale	43.2	(6.1)	12.0	(28.0)	13.0	(16.1)	18.0	(4.5)
Derivative assets	33.3	37.8	(0.1)	(10.8)	—	—	60.2	33.4
Other investments	128.3	(2.5)	—	(28.3)	—	—	97.5	(2.6)
Separate account assets (2)	3,771.5	406.6	—	88.9	13.5	(82.3)	4,198.2	400.9
Liabilities								
Investments-type insurance contracts	(6.6)	(206.3)	—	17.1	—	—	(195.8)	(206.6)
Derivative liabilities	(181.5)	(11.4)	0.2	15.6	—	—	(177.1)	(8.6)
Other liabilities (3)	(156.8)	(1.2)	13.4	(15.9)	—	136.3	(24.2)	(1.1)

14. Fair Value Measurements — (continued)

	For the year ended December 31, 2010							
	Beginning asset/ (liability) balance as of December 31, 2009	Total realized/unrealized gains (losses) Included in net income (1)	Total realized/unrealized gains (losses) Included in other comprehensive income	Net purchases, sales, issuances and settlements (4)	Transfers into Level 3	Transfers out of Level 3	Ending asset/ (liability) balance as of December 31, 2010	Changes in unrealized gains (losses) included in net income relating to positions still held (1)
	(in millions)							
Assets								
Fixed maturities, available-for-sale:								
Non-U.S. governments	$ 16.1	$ (0.1)	$ 0.1	$ 8.4	$ —	$ —	$ 24.5	$ (0.1)
States and political subdivisions	11.5	—	1.0	—	11.5	(24.0)	—	—
Corporate	737.3	0.7	26.9	(193.2)	152.2	(171.8)	552.1	(2.2)
Commercial mortgage-backed securities	34.3	(0.1)	1.0	11.2	—	(30.2)	16.2	(0.1)
Collateralized debt obligations	296.8	(14.9)	40.0	(125.2)	0.9	(88.3)	109.3	(1.9)
Other debt obligations	76.6	—	4.5	36.9	32.9	(62.1)	88.8	—
Total fixed maturities, available-for-sale	1,172.6	(14.4)	73.5	(261.9)	197.5	(376.4)	790.9	(4.3)
Fixed maturities, trading	63.5	13.5	—	194.1	—	(2.0)	269.1	13.2
Equity securities, available-for-sale	71.7	2.6	(8.2)	(21.4)	0.1	(1.6)	43.2	3.3
Derivative assets	54.4	(18.3)	(0.1)	(2.7)	—	—	33.3	(17.1)
Other investments	—	25.9	—	102.4	—	—	128.3	25.9
Separate account assets (2)	4,120.7	304.0	(0.4)	(564.2)	28.5	(117.1)	3,771.5	249.0
Liabilities								
Investments-type insurance contracts	(23.6)	(8.2)	—	25.2	—	—	(6.6)	(8.6)
Derivative liabilities	(93.7)	9.9	(1.4)	(96.3)	—	—	(181.5)	8.0
Other liabilities (3)	(89.1)	9.3	(28.3)	(48.7)	—	—	(156.8)	2.3

(1) Both realized gains (losses) and mark-to-market unrealized gains (losses) are generally reported in net realized capital gains (losses) within the consolidated statements of operations. Realized and unrealized gains (losses) on certain fixed maturities, trading and certain derivatives used in relation to certain trading portfolios are reported in net investment income within the consolidated statements of operation.

(2) Gains and losses for separate account assets do not impact net income as the change in value of separate account assets is offset by a change in value of separate account liabilities. Foreign currency translation adjustments related to the Principal International segment separate account assets are recorded in AOCI and are offset by foreign currency translation adjustments of the corresponding separate account liabilities.

(3) Certain embedded derivatives reported in other liabilities are part of a cash flow hedge, with the effective portion of the unrealized gains (losses) recorded in AOCI.

(4) Gross purchases, sales, issuances and settlements were:

	For the year ended December 31, 2012				
	Purchases	Sales	Issuances	Settlements	Net purchases, sales, issuances and settlements
	(in millions)				
Assets					
Fixed maturities, available-for-sale:					
Non-U.S. government	**$ 13.5**	**$ (5.0)**	**$ —**	**$ (1.1)**	**$ 7.4**
State and political subdivisions	**—**	**—**	**—**	**(0.1)**	**(0.1)**
Corporate	**29.2**	**(92.0)**	**—**	**(12.7)**	**(75.5)**
Collateralized debt obligations	**5.1**	**(1.1)**	**—**	**0.5**	**4.5**
Other debt obligations	**—**	**—**	**—**	**(26.2)**	**(26.2)**
Total fixed maturities, available-for-sale	**47.8**	**(98.1)**	**—**	**(39.6)**	**(89.9)**
Fixed maturities, trading	**—**	**(24.6)**	**—**	**(42.1)**	**(66.7)**
Derivative assets	**12.6**	**(0.6)**	**—**	**—**	**12.0**
Other investments	**34.0**	**—**	**—**	**(19.7)**	**14.3**
Separate account assets (5)	**342.2**	**(310.6)**	**(208.4)**	**173.2**	**(3.6)**
Liabilities					
Investment-type insurance contracts	**—**	**—**	**(16.6)**	**3.7**	**(12.9)**
Derivative liabilities	**(8.9)**	**42.3**	**—**	**—**	**33.4**
Other liabilities	**—**	**8.1**	**—**	**—**	**8.1**

14. Fair Value Measurements — (continued)

	For the year ended December 31, 2011				
	Purchases	Sales	Issuances	Settlements	Net purchases, sales, issuances and settlements
	(in millions)				
Assets					
Fixed maturities, available-for-sale:					
Non-U.S. government	$ 3.6	$ (5.4)	$—	$ —	$ (1.8)
Corporate	21.2	(25.6)	—	(38.3)	(42.7)
Commercial mortgage-backed securities	—	(10.5)	—	—	(10.5)
Collateralized debt obligations	1.3	(0.4)	—	(0.6)	0.3
Other debt obligations	—	—	—	(30.5)	(30.5)
Total fixed maturities, available-for-sale	26.1	(41.9)	—	(69.4)	(85.2)
Fixed maturities, trading	10.0	(8.7)	—	(28.5)	(27.2)
Equity securities, available-for-sale	0.3	(28.3)	—	—	(28.0)
Derivative assets	19.0	(29.8)	—	—	(10.8)
Other investments	—	—	—	(28.3)	(28.3)
Separate account assets	342.7	(191.8)	—	(62.0)	88.9
Liabilities					
Investment-type insurance contracts	—	—	9.2	7.9	17.1
Derivative liabilities	(12.1)	27.7	—	—	15.6
Other liabilities	(2.1)	—	—	(13.8)	(15.9)

(5) Issuances and settlements include amounts related to mortgage encumbrances associated with real estate in our separate accounts.

Transfers

Transfers of assets and liabilities measured at fair value on a recurring basis between fair value hierarchy levels are summarized below.

	For the year ended December 31, 2012					
	Transfers out of Level 1 into Level 2	Transfers out of Level 1 into Level 3	Transfers out of Level 2 into Level 1	Transfers out of Level 2 into Level 3	Transfers out of Level 3 into Level 1	Transfers out of Level 3 into Level 2
	(in millions)					
Assets						
Fixed maturities, available-for-sale:						
Non-U.S. governments	$ —	$—	$ —	$ 14.5	$—	$ —
State and political subdivisions	—	—	—	1.8	—	—
Corporate	—	—	—	79.7	—	137.4
Collateralized debt obligations	—	—	—	—	—	31.2
Other debt obligations	—	—	—	15.3	—	—
Total fixed maturities, available-for-sale	—	—	—	111.3	—	168.6
Fixed maturities, trading	—	—	—	9.5	—	—
Separate account assets	3,255.7	0.3	205.5	1.3	—	1.9

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

We had significant transfers of separate account assets between Level 1 and Level 2, primarily related to foreign equity securities. When these securities are valued at the local close price of the exchange where the assets traded, they are reflected in Level 1. When events materially affecting the value occur between the close of the local exchange and the New York Stock Exchange, we use adjusted prices determined by a third party pricing vendor to update the foreign market closing prices and the fair value is reflected in Level 2. During 2011 and 2010, $2,796.1 million and $6,600.6 million, respectively, of separate account assets transferred out of Level 2 into Level 1. During 2011 and 2010, $3,595.9 million and $3,128.3 million, respectively, of separate account assets transferred out of Level 1 into Level 2.

Assets transferred into Level 3 during 2012, 2011 and 2010, primarily included those assets for which we are now unable to obtain pricing from a recognized third party pricing vendor as well as assets that were previously priced using a matrix valuation approach that may no longer be relevant when applied to asset-specific situations.

Assets transferred out of Level 3 during 2012, 2011 and 2010, included those for which we are now able to obtain pricing from a recognized third party pricing vendor or from internal models using substantially all market observable information.

14. Fair Value Measurements — (continued)

Quantitative Information about Level 3 Fair Value Measurements

The following table provides quantitative information about the significant unobservable inputs used for recurring fair value measurements categorized within Level 3, excluding assets and liabilities for which significant quantitative unobservable inputs are not developed internally, which primarily consists of those valued using broker quotes. Refer to "Assets and liabilities measured at fair value on a recurring basis" for a complete valuation hierarchy summary.

	As of December 31, 2012				
	Assets / (liabilities) measured at fair value	Valuation technique(s)	Unobservable input description	Input/range of inputs	Weighted average
	(in millions)				
Assets					
Fixed maturities, available-for-sale:					
Non-U.S. governments	$ 12.9	Discounted cash flow	Discount rate (1)	1.6%	1.6%
			Illiquidity premium	50 basis points ("bps")	50bps
Corporate	66.6	Discounted cash flow	Discount rate (1)	1.7% - 29.0%	8.4%
			Illiquidity premium	0bps - 100bps	39bps
			Earnings before interest, taxes, depreciation and amortization multiple	0x - 3.5x	0.2x
			Probability of default	0% - 100%	6.4%
			Potential loss severity	0% - 30%	1.9%
Collateralized debt obligations	38.2	Discounted cash flow	Discount rate (1)	1.0% - 19.8%	13.3%
			Illiquidity premium	400bps - 1,000bps	791bps
Other debt obligations	14.7	Discounted cash flow	Discount rate (1)	6.5% - 20.0%	11.8%
			Illiquidity premium	0bps - 50bps	30bps
Fixed maturities, trading	35.9	Discounted cash flow	Discount rate (1)	1.2% - 60.5%	4.1%
			Illiquidity premium	0bps - 1,400bps	390bps
	110.4	See note (2)			
Other investments	80.3	Discounted cash flow — commercial mortgage loans of consolidated VIEs	Discount rate (1)	3.5%	3.5%
			Illiquidity premium	287bps	287bps
	33.6	Discounted cash flow — equity method real estate investment	Discount rate (1)	9.3%	9.3%
			Terminal capitalization rate	5.5%	5.5%
			Average market rent growth rate	3.6%	3.6%
		Discounted cash flow — equity method real estate investment debt	Loan to value	49.4%	49.4%
			Credit spread rate	3.3%	3.3%

14. Fair Value Measurements — (continued)

	As of December 31, 2012				
	Assets / (liabilities) measured at fair value	Valuation technique(s)	Unobservable input description	Input/range of inputs	Weighted average
	(in millions)				
Separate account assets . .	**4,449.0**	Discounted cash flow — mortgage loans	Discount rate (1)	0.8% - 10.4%	3.3%
			Illiquidity premium	0bps - 50bps	
			Credit spread rate	65bps - 1,025bps	253bps
		Discounted cash flow — real estate	Discount rate (1)	6.5% - 16.0%	8.3%
			Terminal capitalization rate	4.8% - 9.0%	7.2%
			Average market rent growth rate	2.3% - 5.5%	3.3%
		Discounted cash flow — real estate debt	Loan to value	17.0% - 86.0%	54.8%
			Credit spread rate	1.6% - 5.3%	3.5%
Liabilities					
Investment-type insurance contracts	**(170.5)**	Discounted cash flow	Long duration interest rate	2.6% - 2.8% (3)	
			Long-term equity market volatility	16.1% - 38.3%	
			Non-performance risk	0.3% - 1.6%	
			Utilization rate	See note (4)	
			Lapse rate	0.5% - 14.6%	
			Mortality rate	See note (5)	
Derivative liabilities	**(65.1)**	See note (2)			
Other liabilities	**(39.6)**	See note (2)			

(1) Represents market comparable interest rate or an index adjusted rate used as the base rate in the discounted cash flow analysis prior to any credit spread, illiquidity or other adjustments, where applicable.

(2) Relates to a consolidated collateralized private investment vehicle that is a VIE. Fixed maturity, trading represents the underlying collateral of the investment structure and consists of high-grade fixed maturity investments, which are over-collateralized based on outstanding notes priced at par. The derivative liability represents credit default swaps that are valued using a correlation model to the credit default swap ("CDS") Index ("CDX") and inputs to the valuation are based on observable market data such as the end of period swap curve, CDS constituents of the index and spread levels of the index, as well as CDX tranche spreads. The other liabilities represent obligations to third party note holders due at maturity or termination of the trust. The value of the obligations reflect the third parties' interest in the investment structure.

(3) Represents the range of rate curves used in the valuation analysis that we have determined market participants would use when pricing the instrument. Derived from interpolation between observable 20 and 30-year swap rates.

(4) This input factor is the number of contractholders taking withdrawals as well as the amount and timing of the withdrawals and a range does not provide a meaningful presentation.

(5) This input is based on an appropriate industry mortality table and a range does not provide a meaningful presentation.

Market comparable discount rates are used as the base rate in the discounted cash flows used to determine the fair value of certain assets. Increases or decreases in the credit spreads on the comparable assets could cause the fair value of the assets to significantly decrease or increase, respectively. Additionally, we may adjust the base discount rate or the modeled price by applying an illiquidity premium given the highly structured nature of certain assets. Increases or

14. Fair Value Measurements — (continued)

decreases in this illiquidity premium could cause significant decreases or increases, respectively, in the fair value of the asset.

Embedded derivatives can be either assets or liabilities within the investment-type insurance contracts line item, depending on certain inputs at the reporting date. Increases to an asset or decreases to a liability are described as increases to fair value. Increases or decreases in market volatilities could cause significant decreases or increases, respectively, in the fair value of embedded derivatives in investment-type insurance contracts. Long duration interest rates are used as the mean return when projecting the growth in the value of associated account value and impact the discount rate used in the discounted future cash flows valuation. The amount of claims will increase if account value is not sufficient to cover guaranteed withdrawals. Increases or decreases in risk free rates could cause the fair value of the embedded derivative to significantly increase or decrease, respectively. Increases or decreases in our own credit risks, which impact the rates used to discount future cash flows, could significantly increase or decrease, respectively, the fair value of the embedded derivative. All of these changes in fair value would impact net income.

Decreases or increases in the mortality rate assumption could cause the fair value of the embedded derivative to decrease or increase, respectively. Decreases or increases in the overall lapse rate assumption could cause the fair value of the embedded derivative to decrease or increase, respectively. The lapse rate assumption varies dynamically based on the relationship of the guarantee and associated account value. A stronger or weaker dynamic lapse rate assumption could cause the fair value of the embedded derivative to decrease or increase, respectively. The utilization rate assumption includes how many contractholders will take withdrawals, when they will take them and how much of their benefit they will take. Increases or decreases in the assumption of the number of contractholders taking withdrawals could cause the fair value of the embedded derivative to decrease or increase, respectively. Assuming contractholders take withdrawals earlier or later could cause the fair value of the embedded derivative to decrease or increase, respectively. Assuming contractholders take more or less of their benefit could cause the fair value of the embedded derivative to decrease or increase, respectively.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis. During 2012, certain mortgage loans had been marked to fair value of $173.8 million. The net impact of impairments and improvements in estimated fair value of previously impaired loans resulted in a net loss of $12.3 million that was recorded in net realized capital gains (losses) as part of the mortgage loan valuation allowance. This includes the impact of certain loans no longer on our books. These collateral-dependent mortgage loans are a Level 3 fair value measurement, as fair value is based on the fair value of the underlying real estate collateral, which is estimated using appraised values that involve significant unobservable inputs. The fair value of the underlying collateral is determined based on a discounted cash flow valuation either from an external broker opinion of value or an internal model. Significant inputs used in the discounted cash flow calculation include: a discount rate, terminal capitalization rate and average market rent growth. The ranges of inputs used in the fair value measurements for the mortgage loans marked to fair value during 2012 were:

Discount rate = 8.0% - 20.0%
Terminal capitalization rate = 6.3% - 10.5%
Average market rent growth = 3.0% - 8.0%

During 2012, certain mortgage servicing rights had been marked to fair value of $7.0 million. The net impact of impairments and subsequent improvements in estimated fair value of previously impaired mortgage servicing rights resulted in a net gain of $0.4 million that was recorded in operating expenses. These mortgage servicing rights are a Level 3 fair value measurement, as fair value is determined by calculating the present value of the future servicing cash flows from the underlying mortgage loans. The discount rate used in calculating the present value of the future servicing cash flows was 3.1% for the year ended December 31, 2012.

During 2012, certain real estate had been written down to fair value of $5.0 million. This write down resulted in a loss of $0.1 million that was recorded in net realized capital gains (losses). This is a Level 3 fair value measurement, as the fair value of real estate is estimated using appraised values that involve significant unobservable inputs.

During 2011, certain mortgage loans had been marked to fair value of $206.0 million. The net impact of impairments and improvements in estimated fair value of previously impaired loans resulted in a net loss of $27.7 million that was recorded in net realized capital gains (losses) as part of the mortgage loan valuation allowance. This includes the impact of certain loans no longer on our books. These collateral-dependent mortgage loans are a Level 3 fair value measurement, as fair value is based on the fair value of the underlying real estate collateral, which is estimated using appraised values that involve significant unobservable inputs.

14. Fair Value Measurements — (continued)

During 2011, certain mortgage servicing rights had been written down to fair value of $4.4 million. The net impact of impairments and improvements in estimated fair value of previously impaired mortgage servicing rights resulted in a net loss of $1.1 million that was recorded in operating expenses. These mortgage servicing rights are a Level 3 fair value measurement, as fair value is determined by calculating the present value of the future servicing cash flows from the underlying mortgage loans.

During 2010, certain mortgage loans had been impaired or written down to fair value of $250.7 million. The impairments resulted in a loss of $79.6 million that was recorded in net realized capital gains (losses) as part of the mortgage loan valuation allowance. These collateral-dependent mortgage loans are a Level 3 fair value measurement, as fair value is based on the fair value of the underlying real estate collateral, which is estimated using appraised values that involve significant unobservable inputs.

During 2010, certain real estate had been written down to fair value of $1.4 million. This write down resulted in a loss of $0.3 million that was recorded in net realized capital gains (losses). This is a Level 3 fair value measurement, as the fair value of real estate is estimated using appraised values that involve significant unobservable inputs.

During 2010, certain mortgage servicing rights had been written down to fair value of $1.0 million, resulting in a charge of $0.6 million that was recorded in operating expenses. These mortgage servicing rights are a Level 3 fair value measurement, as fair value is determined by calculating the present value of the future servicing cash flows from the underlying mortgage loans.

During 2010, we impaired goodwill and finite lived intangible assets. See Note 2, Goodwill and Other Intangible Assets, for further details.

Fair Value Option

As a result of our implementation of new authoritative guidance related to the accounting for VIEs effective January 1, 2010, we elected fair value accounting for certain assets and liabilities of newly consolidated VIEs for which it was not practicable for us to determine the carrying value. The fair value option was elected for commercial mortgage loans reported with other investments and obligations reported with other liabilities in the consolidated statements of financial position. The changes in fair value of these items are reported in net realized capital gains (losses) on the consolidated statements of operations.

The fair value and aggregate contractual principal amounts of commercial mortgage loans for which the fair value option has been elected were $80.3 million and $76.4 million as of December 31, 2012, and $97.5 million and $96.1 million as of December 31, 2011, respectively. The change in fair value of the loans resulted in a $2.6 million, ($2.6) million and $25.9 million pre-tax gain (loss) for the years ended December 31, 2012, 2011 and 2010, respectively, none of which related to instrument-specific credit risk. None of these loans were more than 90 days past due or in nonaccrual status. Interest income on these commercial mortgage loans is included in net investment income on the consolidated statements of operations and is recorded based on the effective interest rates as determined at the closing of the loan. Interest income recorded on these commercial mortgage loans was $6.9 million, $8.6 million and $10.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The fair value and aggregate unpaid principal amounts of obligations for which the fair value option has been elected were $85.0 million and $186.8 million as of December 31, 2012, and $88.4 million and $169.8 million as of December 31, 2011, respectively. For the years ended December 31, 2012, 2011 and 2010, the change in fair value of the obligations resulted in a pre-tax gain (loss) of ($37.7) million, $1.2 million and ($2.9) million, which includes a pre-tax loss of ($37.4) million, ($1.1) million and $3.0 million related to instrument-specific credit risk that is estimated based on credit spreads and quality ratings, respectively. Interest expense recorded on these obligations is included in operating expenses on the consolidated statements of operations and was $5.3 million, $6.8 million and $8.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We invest in real estate ventures for the purpose of earning investment returns and for capital appreciation. We elected the fair value option for a venture entered into during the third quarter of 2012 that is subject to the equity method of accounting because the nature of the investment is to add value to the property and generate income from the operations of the property. Other equity method real estate investments are not fair valued because the investments mainly generate income from the operations of the underlying properties. This investment is reported with other investments in the consolidated statements of financial position. The change in fair value is reported in net investment income on the consolidated statements of operations. The fair value of the equity method investment for which the fair value option has been elected was $33.6 million as of December 31, 2012. The change in fair value of the investment resulted in a $0.4 million pre-tax loss for the year ended December 31, 2012.

14. Fair Value Measurements — (continued)

Financial Instruments Not Reported at Fair Value

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis but required to be disclosed at fair value were as follows:

	December 31, 2012				
			Fair value hierarchy level		
	Carrying amount	Fair value	Level 1	Level 2	Level 3
	(in millions)				
Assets (liabilities)					
Mortgage loans	$ 11,519.7	$ 12,163.7	$ —	$ —	$ 12,163.7
Policy loans	864.9	1,056.8	—	—	1,056.8
Other investments	280.1	280.5	—	195.3	85.2
Cash and cash equivalents	2,404.6	2,404.6	2,364.6	40.0	—
Investments-type insurance contracts	(31,953.1)	(32,531.6)	—	(7,367.4)	(25,164.2)
Short-term debt	(40.8)	(40.8)	—	(40.8)	—
Long-term debt	(2,671.3)	(2,951.4)	—	(2,921.7)	(29.7)
Separate account liabilities	(73,096.0)	(72,173.8)	—	—	(72,173.8)
Bank deposits	(2,174.7)	(2,177.7)	(1,404.4)	(773.3)	—
Cash collateral payable	(205.6)	(205.6)	(205.6)	—	—

	December 31, 2011	
	Carrying amount	Fair value
	(in millions)	
Assets (liabilities)		
Mortgage loans	$ 10,727.2	$ 11,223.4
Policy loans	885.1	1,114.2
Other investments	165.6	165.6
Cash and cash equivalents	1,174.1	1,174.1
Investments-type insurance contracts	(32,408.5)	(32,234.0)
Short-term debt	(105.2)	(105.2)
Long-term debt	(1,564.8)	(1,750.7)
Separate account liabilities	(64,016.2)	(62,906.9)
Bank deposits	(2,142.8)	(2,150.2)
Cash collateral payable	(234.0)	(234.0)

Mortgage Loans

Fair values of commercial and residential mortgage loans are primarily determined by discounting the expected cash flows at current treasury rates plus an applicable risk spread, which reflects credit quality and maturity of the loans. The risk spread is based on market clearing levels for loans with comparable credit quality, maturities and risk. The fair value of mortgage loans may also be based on the fair value of the underlying real estate collateral less cost to sell, which is estimated using appraised values. These are reflected in Level 3.

Policy Loans

Fair values of policy loans are estimated by discounting expected cash flows using a risk-free rate based on the U.S. Treasury curve. The expected cash flows reflect an estimate of timing of the repayment of the loans. These are reflected in Level 3.

Other Investments

The fair value of commercial loans and certain consumer loans included in other investments is calculated by discounting scheduled cash flows through the estimated maturity date using market interest rates that reflect the credit and interest rate risk inherent in the loans. The estimate of term to maturity is based on historical experience, adjusted as required, for current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate. These are reflected in Level 3. The carrying value of the remaining investments reported in this line item approximate their fair value and are of a short-term nature. These are reflected in Level 2.

14. Fair Value Measurements — (continued)

Cash and Cash Equivalents

Certain cash equivalents not reported at fair value include short-term investments with maturities of less than three months for which public quotations are not available to use in determining fair value. Because of the highly liquid nature of these assets, carrying amounts are used to approximate fair value, which are reflected in Level 2. The carrying amounts of the remaining cash and cash equivalents that are not reported at fair value on a recurring basis approximate their fair value, which are reflected in Level 1 given the nature of cash.

Investment-Type Insurance Contracts

The fair values of our reserves and liabilities for investment-type insurance contracts are determined via a third party pricing vendor or using discounted cash flow analyses when we are unable to find a price from third party pricing vendors. Third party pricing on various outstanding medium-term notes and funding agreements is based on observable inputs such as benchmark yields and spreads based on reported trades for our medium-term notes and funding agreement issuances. These are reflected in Level 2. The discounted cash flow analyses for the remaining contracts is based on current interest rates, including non-performance risk, being offered for similar contracts with maturities consistent with those remaining for the investment-type contracts being valued. These are reflected in Level 3. Investment-type insurance contracts include insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk and are only a portion of the policyholder liabilities appearing in the consolidated statements of financial position. Insurance contracts include insurance, annuity and other policy contracts that do involve significant mortality or morbidity risk. The fair values for our insurance contracts, other than investment-type contracts, are not required to be disclosed.

Short-Term Debt

The carrying amount of short-term debt approximates its fair value because of the relatively short time between origination of the debt instrument and its maturity, which is reflected in Level 2.

Long-Term Debt

Long-term debt primarily includes senior note issuances for which the fair values are determined using inputs that are observable in the market or that can be derived from or corroborated with observable market data. These are reflected in Level 2. Additionally, our long-term debt includes non-recourse mortgages and notes payable that are primarily financings for real estate developments for which the fair values are estimated using discounted cash flow analysis based on our incremental borrowing rate for similar borrowing arrangements. These are reflected in Level 3.

Separate Account Liabilities

Fair values of separate account liabilities, excluding insurance-related elements, are estimated based on market assumptions around what a potential acquirer would pay for the associated block of business, including both the separate account assets and liabilities. As the applicable separate account assets are already reflected at fair value, any adjustment to the fair value of the block is an assumed adjustment to the separate account liabilities. To compute fair value, the separate account liabilities are originally set to equal separate account assets because these are pass-through contracts. The separate account liabilities are reduced by the amount of future fees expected to be collected that are intended to offset upfront acquisition costs already incurred that a potential acquirer would not have to pay. The estimated future fees are adjusted by an adverse deviation discount and the amount is then discounted at a risk-free rate as measured by the yield on U.S. Treasury securities at maturities aligned with the estimated timing of fee collection. These are reflected in Level 3.

Bank Deposits

The fair value of deposits of our Principal Bank subsidiary with no stated maturity, such as demand deposits, savings, and interest-bearing demand accounts, is equal to the amount payable on demand (i.e., their carrying amounts). These are reflected in Level 1. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount is estimated using the rates currently offered for deposits of similar remaining maturities. These are reflected in Level 2.

14. Fair Value Measurements — (continued)

Cash Collateral Payable

The carrying amount of the payable associated with our obligation to return the cash collateral received under derivative credit support annex (collateral) agreements approximates its fair value, which is reflected in Level 1.

15. Statutory Insurance Financial Information

Principal Life, the largest indirect subsidiary of PFG, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa (the "State of Iowa"). The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company to determine its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures Manual has been adopted as a component of prescribed practices by the State of Iowa. The Commissioner has the right to permit other specific practices that deviate from prescribed practices. As of December 31, 2012, our use of prescribed and permitted statutory accounting practices has resulted in higher statutory capital and surplus of $211.1 million relative to the accounting practices and procedures of the NAIC primarily due to a state prescribed practice associated with reinsurance of our term life products and "secondary" or "no lapse" guarantee provisions on our universal life products. Statutory accounting practices differ from U.S. GAAP primarily due to charging policy acquisition costs to expense as incurred, establishing reserves using different actuarial assumptions, valuing investments on a different basis and not admitting certain assets, including certain net deferred income tax assets.

Life and health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2012, Principal Life meets the minimum RBC requirements.

Statutory net income and statutory capital and surplus of Principal Life were as follows:

	As of or for the year ended December 31,		
	2012	**2011**	**2010**
		(in millions)	
Statutory net income	**$ 576.1**	$ 326.8	$ 404.6
Statutory capital and surplus	**3,944.3**	4,218.2	4,377.8

16. Segment Information

We provide financial products and services through the following segments: Retirement and Investor Services, Principal Global Investors, Principal International and U.S. Insurance Solutions. In addition, there is a Corporate segment. The segments are managed and reported separately because they provide different products and services, have different strategies or have different markets and distribution channels.

The Retirement and Investor Services segment provides retirement and related financial products and services primarily to businesses, their employees and other individuals.

The Principal Global Investors segment provides asset management services to our asset accumulation business, our insurance operations, the Corporate segment and third-party clients.

The Principal International segment has operations in Brazil, Chile, China, Hong Kong Special Administrative Region, India, Mexico and Southeast Asia. We focus on countries with large middle classes, favorable demographics and growing long-term savings, ideally with defined contribution markets. We entered these countries through acquisitions, start-up operations and joint ventures.

The U.S. Insurance Solutions segment provides individual life insurance and specialty benefits, which consists of group dental and vision insurance, individual and group disability insurance, group life insurance, wellness services and non-medical fee-for-service claims administration, throughout the United States.

The Corporate segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate segment primarily reflect our financing activities (including interest expense and preferred stock dividends), income on capital not allocated to other segments, inter-segment eliminations, income tax

16. Segment Information — (continued)

risks and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items. Results of our exited group medical insurance business are reported in this segment.

Management uses segment operating earnings in goal setting, as a basis for determining employee compensation and in evaluating performance on a basis comparable to that used by securities analysts. We determine segment operating earnings by adjusting U.S. GAAP net income for net realized capital gains (losses), as adjusted, and other after-tax adjustments which management believes are not indicative of overall operating trends. Net realized capital gains (losses), as adjusted, are net of income taxes, related changes in the amortization pattern of DPAC and sales inducements, recognition of deferred front-end fee revenues for sales charges on retirement and life insurance products and services, amortization of hedge accounting book value adjustments for certain discontinued hedges, net realized capital gains and losses distributed, noncontrolling interest capital gains and losses and certain market value adjustments to fee revenues. Net realized capital gains (losses), as adjusted, exclude periodic settlements and accruals on derivative instruments not designated as hedging instruments and exclude certain market value adjustments of embedded derivatives and realized capital gains (losses) associated with our exited group medical insurance business. Segment operating revenues exclude net realized capital gains (losses) (except periodic settlements and accruals on derivatives not designated as hedging instruments), including their impact on recognition of front-end fee revenues, certain market value adjustments to fee revenues and amortization of hedge accounting book value adjustments for certain discontinued hedges, and revenue from our exited group medical insurance business. Segment operating revenues include operating revenues from real estate properties that qualify for discontinued operations. While these items may be significant components in understanding and assessing the consolidated financial performance, management believes the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, ongoing operations of the business.

The accounting policies of the segments are consistent with the accounting policies for the consolidated financial statements, with the exception of income tax allocation. The Corporate segment functions to absorb the risk inherent in interpreting and applying tax law. The segments are allocated tax adjustments consistent with the positions we took on tax returns. The Corporate segment results reflect any differences between the tax returns and the estimated resolution of any disputes.

The following tables summarize select financial information by segment and reconcile segment totals to those reported in the consolidated financial statements:

	December 31, 2012	December 31, 2011
	(in millions)	
Assets:		
Retirement and Investor Services	**$117,399.5**	$108,998.0
Principal Global Investors	**1,282.2**	1,833.3
Principal International	**19,267.2**	15,612.1
U.S. Insurance Solutions	**19,017.2**	17,389.1
Corporate	**4,960.4**	3,529.2
Total consolidated assets	**$161,926.5**	$147,361.7

16. Segment Information — (continued)

	For the year ended December 31,		
	2012	2011	2010
	(in millions)		
Operating revenues by segment:			
Retirement and Investor Services	**$4,834.9**	$4,075.0	$4,126.1
Principal Global Investors	**591.2**	546.3	481.4
Principal International	**942.7**	909.0	779.2
U.S. Insurance Solutions	**2,994.7**	2,939.9	2,809.2
Corporate	**(188.1)**	(189.2)	(118.9)
Total segment operating revenues	**9,175.4**	8,281.0	8,077.0
Net realized capital gains (losses), net of related revenue adjustments	**14.7**	(221.5)	(281.9)
Exited group medical insurance business	**25.0**	606.3	1,403.9
Terminated commercial mortgage securities issuance operation	**—**	—	(0.8)
Assumption change within our Individual Life business	**—**	4.9	—
Total revenues per consolidated statements of operations	**$9,215.1**	$8,670.7	$9,198.2
Operating earnings (loss) by segment, net of related income taxes:			
Retirement and Investor Services	**$ 575.1**	$ 562.9	$ 543.0
Principal Global Investors	**81.2**	74.0	58.5
Principal International	**153.3**	149.5	132.6
U.S. Insurance Solutions	**138.2**	204.3	197.8
Corporate	**(139.8)**	(146.9)	(128.7)
Total segment operating earnings, net of related income taxes	**808.0**	843.8	803.2
Net realized capital gains (losses), as adjusted (1)	**39.1**	(141.8)	(189.0)
Other after-tax adjustments (2)	**(74.2)**	(82.3)	15.7
Net income available to common stockholders per consolidated statements of operations	**$ 772.9**	$ 619.7	$ 629.9

(1) Net realized capital gains (losses), as adjusted, is derived as follows:

	For the year ended December 31,		
	2012	2011	2010
	(in millions)		
Net realized capital gains (losses):			
Net realized capital gains (losses)	**$114.1**	$(122.3)	$(190.2)
Certain derivative and hedging-related adjustments	**(98.9)**	(98.8)	(90.0)
Certain market value adjustments to fee revenues	**(0.3)**	(0.1)	(3.4)
Recognition of front-end fee revenue	**(0.2)**	(0.3)	1.7
Net realized capital gains (losses), net of related revenue adjustments	**14.7**	(221.5)	(281.9)
Amortization of deferred policy acquisition and sales inducement costs	**36.6**	(21.5)	(22.1)
Capital gains distributed	**(12.2)**	(3.1)	(12.0)
Certain market value adjustments of embedded derivatives	**(0.6)**	65.6	7.2
Net realized capital (gains) losses associated with exited group medical insurance business	**0.2**	(0.2)	3.0
Noncontrolling interest capital gains	**(8.3)**	(31.6)	(11.6)
Income tax effect	**8.7**	70.5	128.4
Net realized capital gains (losses), as adjusted	**$ 39.1**	$(141.8)	$(189.0)

(2) For the year ended December 31, 2012, other after-tax adjustments included the negative effect of (a) a contribution made to The Principal Financial Group Foundation, Inc. ($39.8 million), (b) one-time costs incurred to extinguish long-term debt that was scheduled to mature in 2014 ($24.8 million) and (c) losses associated with our exited group medical insurance business that does not qualify for discontinued operations accounting treatment under U.S. GAAP ($9.6 million).

For the year ended December 31, 2011, other after-tax adjustments included (1) the negative effect resulting from (a) the impact of a court ruling on some uncertain tax positions ($68.9 million), (b) an assumption change in our Individual Life business ($34.5 million), (c) a contribution made to The Principal Financial Group Foundation, Inc. ($19.5 million) and (d) our estimated obligation associated with Executive Life of New York's liquidation petition ($10.3 million) and (2) the positive effect of gains associated with our exited group medical insurance business that does not qualify for discontinued operations accounting treatment under U.S. GAAP ($50.9 million).

For the year ended December 31, 2010, other after-tax adjustments included (1) the positive effect of gains associated with our exited group medical insurance business that does not qualify for discontinued operations accounting treatment under U.S. GAAP ($24.0 million) and (2) the negative effect resulting from: (a) the tax impact of healthcare reform, which eliminates the tax deductibility of retiree prescription drug expenses related to our employees incurred after 2012 ($7.8 million) and (b) losses associated with our

16. Segment Information — (continued)

terminated commercial mortgage securities issuance operation that has been exited but does not qualify for discontinued operations accounting treatment under U.S. GAAP ($0.5 million).

The following is a summary of income tax expense (benefit) allocated to our segments for purposes of determining operating earnings. Segment income taxes are reconciled to income taxes reported on our consolidated statements of operations.

	For the year ended December 31,		
	2012	**2011**	**2010**
	(in millions)		
Income tax expense by segment:			
Retirement and Investor Services	**$150.0**	$163.9	$ 148.2
Principal Global Investors	**43.5**	41.0	33.7
Principal International	**0.8**	2.7	(1.9)
U.S. Insurance Solutions	**61.3**	95.3	93.7
Corporate	**(69.6)**	(72.9)	(61.4)
Total segment income taxes from operating earnings	**186.0**	230.0	212.3
Tax benefit related to net realized capital losses, as adjusted	**(8.7)**	(70.5)	(128.4)
Tax expense (benefit) related to other after-tax adjustments	**(42.6)**	44.7	21.0
Total income taxes expense per consolidated statements of operations	**$134.7**	$204.2	$ 104.9

The following table summarizes operating revenues for our products and services:

	For the year ended December 31,		
	2012	**2011**	**2010**
	(in millions)		
Retirement and Investor Services:			
Full service accumulation	**$1,357.0**	$1,338.0	$1,338.1
Principal Funds	**619.6**	560.4	507.3
Individual annuities	**1,162.4**	1,119.2	1,018.6
Bank and trust services	**101.6**	100.5	91.8
Eliminations	**(120.3)**	(111.8)	(100.3)
Total Accumulation	**3,120.3**	3,006.3	2,855.5
Investment only	**431.6**	508.0	643.4
Full service payout	**1,283.0**	560.7	627.2
Total Guaranteed	**1,714.6**	1,068.7	1,270.6
Total Retirement and Investor Services	**4,834.9**	4,075.0	4,126.1
Principal Global Investors (1)	**591.2**	546.3	481.4
Principal International	**942.7**	909.0	779.2
U.S. Insurance Solutions:			
Individual life insurance	**1,423.3**	1,432.0	1,395.6
Specialty benefits insurance	**1,571.4**	1,507.9	1,413.6
Total U.S. Insurance Solutions	**2,994.7**	2,939.9	2,809.2
Corporate	**(188.1)**	(189.2)	(118.9)
Total operating revenues	**$9,175.4**	$8,281.0	$8,077.0
Total operating revenues	**$9,175.4**	$8,281.0	$8,077.0
Net realized capital gains (losses), net of related revenue adjustments	**14.7**	(221.5)	(281.9)
Exited group medical insurance business	**25.0**	606.3	1,403.9
Terminated commercial mortgage securities issuance operation	**—**	—	(0.8)
Assumption change within our Individual Life business	**—**	4.9	—
Total revenues per consolidated statements of operations	**$9,215.1**	$8,670.7	$9,198.2

(1) Reflects inter-segment revenues of $217.6 million, $212.2 million and $203.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

17. Stock-Based Compensation Plans

As of December 31, 2012, we have the Amended and Restated 2010 Stock Incentive Plan, the Employee Stock Purchase Plan, the 2005 Directors Stock Plan, the Stock Incentive Plan, the Directors Stock Plan and the Long-Term Performance Plan ("Stock-Based Compensation Plans"). As of May 17, 2005, no new grants will be made under the Stock Incentive Plan, the Directors Stock Plan or the Long-Term Performance Plan. Under the terms of the Amended and Restated 2010 Stock Incentive Plan, grants may be nonqualified stock options, incentive stock options qualifying under Section 422 of the Internal Revenue Code, restricted stock, restricted stock units, stock appreciation rights, performance shares, performance units or other stock-based awards. The 2005 Directors Stock Plan provides for the grant of nonqualified stock options, restricted stock, restricted stock units or other stock-based awards to our nonemployee directors. To date, we have not granted any incentive stock options, restricted stock or performance units.

As of December 31, 2012, the maximum number of new shares of common stock that were available for grant under the Amended and Restated 2010 Stock Incentive Plan and the 2005 Directors Stock Plan was 8.6 million.

For awards with graded vesting, we use an accelerated expense attribution method. The compensation cost that was charged against income for stock-based awards granted under the Stock-Based Compensation Plans was as follows:

	For the year ended December 31,		
	2012	**2011**	**2010**
		(in millions)	
Compensation cost	**$53.7**	$46.3	$50.8
Related income tax benefit	**17.7**	15.8	16.1
Capitalized as part of an asset	**2.3**	2.2	2.2

Nonqualified Stock Options

Nonqualified stock options were granted to certain employees under the Amended and Restated 2010 Stock Incentive Plan and the Stock Incentive Plan. Options outstanding under the Amended and Restated 2010 Stock Incentive Plan and the Stock Incentive Plan were granted at an exercise price equal to the fair market value of our common stock on the date of grant, and expire ten years after the grant date. These options have graded vesting over a three-year period, except in the case of approved retirement. Total options granted under the Amended and Restated 2010 Stock Incentive Plan were 0.8 million, 0.5 million and 0.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Nonqualified stock options granted under the Directors Stock Plan have an exercise price equal to the fair market value of our common stock on the date of the grant and a contractual term equal to the earlier of five years from the date the participant ceases to provide service or the tenth anniversary of the date the option was granted. Beginning with the 2003 grant, options become exercisable in four approximately equal installments on the three, six and nine month anniversaries of the grant date, and on the date that the Director's full term of office expires. There were no options granted during the years ended December 31, 2012, 2011 and 2010.

The following is a summary of the status of all of our stock option plans:

	Number of options	Weighted-average exercise price	Intrinsic value
	(in millions)		*(in millions)*
Options outstanding at January 1, 2012	**12.2**	**$39.33**	
Granted	**0.8**	**27.46**	
Exercised	**0.6**	**18.62**	
Expired	**0.2**	**38.15**	
Options outstanding at December 31, 2012	**12.2**	**$39.62**	**$33.9**
Options vested or expected to vest at December 31, 2012	**12.2**	**$39.63**	**$33.9**
Options exercisable at December 31, 2012	**10.9**	**$40.99**	**$31.6**

The total intrinsic value of stock options exercised was $5.7 million, $4.0 million and $1.9 million during 2012, 2011, and 2010, respectively.

17. Stock-Based Compensation Plans — (continued)

The following is a summary of weighted-average remaining contractual lives for stock options outstanding and the range of exercise prices on the stock options as of December 31, 2012:

Range of exercise prices	Number of options outstanding	Weighted-average remaining contractual life
	(in millions)	
$11.07 - $21.69	**1.6**	**6.2**
$21.70 - $32.32	**2.0**	**6.4**
$32.33 - $42.95	**3.9**	**2.7**
$42.96 - $53.58	**1.7**	**3.2**
$53.59 - $64.22	**3.0**	**4.7**
$11.07 - $64.22	**12.2**	**4.3**

The weighted-average remaining contractual lives for stock options exercisable is approximately 3.8 years as of December 31, 2012.

The fair value of stock options is estimated using the Black-Scholes option pricing model. The following is a summary of the assumptions used in this model for the stock options granted during the period:

Options	For the year ended December 31,		
	2012	2011	2010
Expected volatility	**70.0%**	67.9%	66.6%
Expected term (in years)	**6.0**	6.0	6.0
Risk-free interest rate	**1.1%**	2.5%	2.8%
Expected dividend yield	**2.55%**	1.60%	2.25%
Weighted average estimated fair value	**$13.95**	$18.82	$11.48

We determine expected volatility based on, among other factors, historical volatility using daily price observations. The expected term represents the period of time that options granted are expected to be outstanding. We determine expected term using historical exercise and employee termination data. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury risk-free interest rate in effect at the time of grant. The dividend yield is based on historical dividend distributions compared to the closing price of our common shares on the grant date.

As of December 31, 2012, there was $3.2 million of total unrecognized compensation costs related to nonvested stock options. The cost is expected to be recognized over a weighted-average service period of approximately 1.8 years.

Cash received from stock options exercised under these share-based payment arrangements during 2012, 2011 and 2010 was $11.3 million, $7.3 million and $2.2 million, respectively. The actual tax benefits realized for the tax deductions for options exercised under these share-based payment arrangements during 2012, 2011 and 2010 was $1.6 million, $1.4 million and $0.5 million, respectively.

Performance Share Awards

We granted performance share awards to certain employees under the Amended and Restated 2010 Stock Incentive Plan. The performance share awards are treated as an equity award and are paid in shares. Whether the performance shares are earned depends upon the participant's continued employment through the performance period (except in the case of an approved retirement) and our performance against three-year goals set at the beginning of the performance period. Performance goals based on various factors, including return on equity, operating income and book value per share, must be achieved for any of the performance shares to be earned. If the performance requirements are not met, the performance shares will be forfeited, no compensation cost is recognized and any previously recognized compensation cost is reversed. There is no maximum contractual term on these awards. Dividend equivalents are credited on performance shares outstanding as of the record date. These dividend equivalents are only paid on the shares released. Total performance share awards granted were 0.4 million, 0.3 million and 0.4 million in 2012, 2011 and 2010, respectively.

17. Stock-Based Compensation Plans — (continued)

The following is a summary of activity for the nonvested performance share awards:

	Number of performance share awards	Weighted-average grant-date fair value
	(in millions)	
Nonvested performance share awards at January 1, 2012	1.1	$20.08
Granted	0.4	27.46
Vested	0.5	11.07
Nonvested performance share awards at December 31, 2012	1.0	$27.28

Performance share awards above represent initial target awards and do not reflect potential increases or decreases resulting from the final performance objectives to be determined at the end of the respective performance period. The actual number of shares to be awarded at the end of each performance period will range between 0% and 150% of the initial target awards.

The total intrinsic value of performance share awards vested was $13.0 million, zero and zero during 2012, 2011 and 2010, respectively.

The fair value of performance share awards is determined based on the closing stock price of our common shares on the grant date. The weighted-average grant-date fair value of performance share awards granted during 2012, 2011 and 2010 were $27.46, $34.26 and $22.21, respectively.

As of December 31, 2012, there was $4.9 million of total unrecognized compensation cost related to nonvested performance share awards granted. The cost is expected to be recognized over a weighted-average service period of approximately 1.7 years.

Actual tax benefits realized for the tax deductions for performance share awards paid out under these share based payment arrangements for 2012, 2011 and 2010 was $4.7 million, zero and zero, respectively.

Restricted Stock Units

We issue restricted stock units under the Amended and Restated 2010 Stock Incentive Plan, 2005 Directors Stock Plan, Stock Incentive Plan, and Directors Stock Plan. Restricted stock units are treated as an equity award and are paid in shares. There is no maximum contractual term on these awards. Dividend equivalents are credited on restricted stock units outstanding as of the record date. These dividend equivalents are only paid on the shares released. In 2012, 2011 and 2010, 1.2 million, 0.9 million and 1.2 million restricted stock units were granted, respectively.

Restricted stock units were issued to certain employees and agents pursuant to the Amended and Restated 2010 Stock Incentive Plan and Stock Incentive Plan. Under these plans, awards have graded or cliff vesting over a three-year service period. When service for PFG ceases (except in the case of an approved retirement), all vesting stops and unvested units are forfeited.

Pursuant to the 2005 Directors Stock Plan, restricted stock units are granted to each non-employee director in office immediately following each annual meeting of stockholders and, at the discretion of the Nominating and Governance Committee, to each person who becomes a member of the Board other than on the date of the annual meeting of stockholders. Under the 2005 Directors Stock Plan, awards are granted on an annual basis and cliff vest after a one-year service period. When service to PFG ceases, all vesting stops and unvested units are forfeited.

17. Stock-Based Compensation Plans — (continued)

The following is a summary of activity for the nonvested restricted stock units:

	Number of restricted stock units	Weighted-average grant-date fair value
	(in millions)	
Nonvested restricted stock units at January 1, 2012	**3.1**	**$21.68**
Granted	**1.2**	**27.33**
Vested	**1.1**	**12.00**
Canceled	**0.1**	**28.17**
Nonvested restricted stock units at December 31, 2012	**3.1**	**$27.30**

The total intrinsic value of restricted stock units vested was $31.9 million, $19.9 million and $11.6 million during 2012, 2011 and 2010, respectively.

The fair value of restricted stock units is determined based on the closing stock price of our common shares on the grant date. The weighted-average grant-date fair value of restricted stock units granted during 2012, 2011 and 2010 was $27.33, $33.35 and $22.78, respectively.

As of December 31, 2012, there was $31.5 million of total unrecognized compensation cost related to nonvested restricted stock unit awards granted under these plans. The cost is expected to be recognized over a weighted-average period of approximately 1.7 years.

The actual tax benefits realized for the tax deductions for restricted stock unit payouts under these share-based payment arrangements for 2012, 2011 and 2010 was $11.1 million, $7.3 million and $3.2 million, respectively.

Employee Stock Purchase Plan

Under our Employee Stock Purchase Plan, participating employees have the opportunity to purchase shares of our common stock on a semi-annual basis. Employees may purchase up to $25,000 worth of company stock each year. Employees may purchase shares of our common stock at a price equal to 85% of the shares' fair market value as of the beginning or end of the purchase period, whichever is lower. Under the Employee Stock Purchase Plan, employees purchased 0.9 million, 0.7 million and 0.9 million shares during 2012, 2011 and 2010, respectively.

We recognize compensation expense for the fair value of the discount granted to employees participating in the employee stock purchase plan in the period of grant. Shares of the Employee Stock Purchase Plan are treated as an equity award. The weighted-average fair value of the discount on the stock purchased was $5.34, $4.20 and $7.43 during 2012, 2011 and 2010, respectively. The total intrinsic value of the Employee Stock Purchase Plan shares settled was $4.6 million, $3.1 million and $6.8 million during 2012, 2011 and 2010, respectively.

Cash received from shares issued under these share-based payment arrangements for 2012, 2011 and 2010 was $17.8 million, $18.7 million and $18.5 million, respectively. The actual tax benefits realized for the tax deductions for the settlement of the share-based payment arrangements for 2012, 2011 and 2010 was $0.5 million, $0.7 million and $0.7 million, respectively.

As of December 31, 2012, a total of 6.0 million of new shares are available to be made issuable by us for this plan.

18. Earnings Per Common Share

The computations of the basic and diluted per share amounts were as follows:

	For the year ended December 31,		
	2012	2011	2010
	(in millions, except per share data)		
Net income	**$824.7**	$688.9	$680.8
Subtract:			
Net income attributable to noncontrolling interest	**18.8**	36.2	17.9
Preferred stock dividends	**33.0**	33.0	33.0
Net income available to common stockholders	**$772.9**	$619.7	$629.9
Weighted-average shares outstanding:			
Basic	**297.5**	314.5	320.3
Dilutive effects:			
Stock options	**1.0**	1.2	0.9
Restricted stock units	**1.5**	1.5	1.5
Performance share awards	**0.4**	0.4	0.3
Diluted	**300.4**	317.6	323.0
Net income per common share:			
Basic	**$ 2.60**	$ 1.97	$ 1.97
Diluted	**$ 2.57**	$ 1.95	$ 1.95

The calculation of diluted earnings per share for the years ended December 31, 2012, 2011 and 2010, excludes the incremental effect related to certain outstanding stock-based compensation grants due to their anti-dilutive effect.

19. Quarterly Results of Operations (Unaudited)

The following is a summary of unaudited quarterly results of operations.

	For the three months ended			
	December 31	September 30	June 30	March 31
	(in millions, except per share data)			
2012				
Total revenues	**$2,295.9**	**$2,704.7**	**$2,118.6**	**$2,095.9**
Total expenses	**2,030.0**	**2,523.3**	**1,883.6**	**1,818.8**
Net income	**230.4**	**191.3**	**184.1**	**218.9**
Net income available to common stockholders	**218.6**	**179.7**	**173.1**	**201.5**
Basic earnings per common share for net income available to common stockholders	**0.74**	**0.61**	**0.58**	**0.67**
Diluted earnings per common share for net income available to common stockholders	**0.74**	**0.60**	**0.58**	**0.66**
2011				
Total revenues	$2,058.8	$2,093.6	$2,296.4	$2,221.9
Total expenses	1,888.5	1,942.5	1,986.2	1,960.4
Net income	156.4	74.5	249.2	208.8
Net income available to common stockholders	148.5	71.9	217.3	182.0
Basic earnings per common share for net income available to common stockholders	0.48	0.23	0.68	0.57
Diluted earnings per common share for net income available to common stockholders	0.48	0.23	0.67	0.56

20. Condensed Consolidating Financial Information

Principal Life has established special purpose entities to issue secured medium-term notes. Under the program, the payment obligations of principal and interest on the notes are secured by funding agreements issued by Principal Life. Principal Life's payment obligations on the funding agreements are fully and unconditionally guaranteed by PFG. All of the outstanding stock of Principal Life is indirectly owned by PFG and PFG is the only guarantor of the payment obligations of the funding agreements.

The following tables set forth condensed consolidating financial information of (i) PFG, (ii) Principal Life, (iii) Principal Financial Services, Inc. ("PFS") and all other direct and indirect subsidiaries of PFG on a combined basis and (iv) the eliminations necessary to arrive at the information for PFG on a consolidated basis as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010.

In presenting the condensed consolidating financial statements, the equity method of accounting has been applied to (i) PFG's interest in PFS, (ii) Principal Life's interest in all direct subsidiaries of Principal Life and (iii) PFS's interest in Principal Life even though all such subsidiaries meet the requirements to be consolidated under U.S. GAAP. Earnings of subsidiaries are, therefore, reflected in the parent's investment and earnings. All intercompany balances and transactions, including elimination of the parent's investment in subsidiaries, between PFG, Principal Life and PFS and all other subsidiaries have been eliminated, as shown in the column "Eliminations." These condensed consolidating financial statements should be read in conjunction with the consolidated financial statements. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiaries operated as independent entities.

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position
December 31, 2012

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Fixed maturities, available-for-sale	$ —	$ 44,614.6	$ 6,681.7	$ (357.0)	$ 50,939.3
Fixed maturities, trading	10.5	284.4	331.8	—	626.7
Equity securities, available-for-sale	—	131.3	5.2	—	136.5
Equity securities, trading	—	0.3	252.5	—	252.8
Mortgage loans	—	10,054.2	1,775.5	(310.0)	11,519.7
Real estate	—	8.4	1,171.9	—	1,180.3
Policy loans	—	834.0	30.9	—	864.9
Investment in unconsolidated entities	11,923.0	3,309.2	4,808.3	(19,171.5)	869.0
Other investments	11.1	2,834.0	1,208.4	(1,631.4)	2,422.1
Cash and cash equivalents	207.1	1,698.4	2,286.9	(15.2)	4,177.2
Accrued investment income	—	521.6	64.5	(1.7)	584.4
Premiums due and other receivables	0.1	916.7	1,327.1	(1,159.5)	1,084.4
Deferred policy acquisition costs	—	2,394.8	279.0	—	2,673.8
Property and equipment	—	402.2	62.0	—	464.2
Goodwill	—	54.3	489.1	—	543.4
Other intangibles	—	27.9	899.3	—	927.2
Separate account assets	—	69,217.8	12,436.0	—	81,653.8
Other assets	78.1	947.8	1,567.6	(1,586.7)	1,006.8
Total assets	$12,229.9	$138,251.9	$35,677.7	$(24,233.0)	$161,926.5
Liabilities					
Contractholder funds	$ —	$ 37,053.3	$ 1,011.9	$ (278.7)	$ 37,786.5
Future policy benefits and claims	—	17,944.9	4,679.6	(188.3)	22,436.2
Other policyholder funds	—	676.5	40.3	(0.4)	716.4
Short-term debt	—	—	40.8	—	40.8
Long-term debt	2,448.6	99.4	433.3	(310.0)	2,671.3
Income taxes currently payable	—	—	84.7	(69.4)	15.3
Deferred income taxes	—	324.5	404.9	(102.9)	626.5
Separate account liabilities	—	69,217.8	12,436.0	—	81,653.8
Other liabilities	28.1	5,375.1	4,538.4	(3,795.5)	6,146.1
Total liabilities	2,476.7	130,691.5	23,669.9	(4,745.2)	152,092.9
Redeemable noncontrolling interest	—	—	60.4	—	60.4
Stockholders' equity					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	0.1	—	—	—	0.1
Common stock	4.5	2.5	—	(2.5)	4.5
Additional paid-in capital	9,730.9	5,747.6	9,393.8	(15,141.4)	9,730.9
Retained earnings	4,940.2	1,167.7	1,861.5	(3,029.2)	4,940.2
Accumulated other comprehensive income	631.9	642.6	667.7	(1,310.3)	631.9
Treasury stock, at cost	(5,554.4)	—	—	—	(5,554.4)
Total stockholders' equity attributable to PFG	9,753.2	7,560.4	11,923.0	(19,483.4)	9,753.2
Noncontrolling interest	—	—	24.4	(4.4)	20.0
Total stockholders' equity	9,753.2	7,560.4	11,947.4	(19,487.8)	9,773.2
Total liabilities and stockholders' equity	$12,229.9	$138,251.9	$35,677.7	$(24,233.0)	$161,926.5

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position
December 31, 2011

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Fixed maturities, available-for-sale	$ —	$ 43,285.3	$ 6,082.4	$ (361.0)	$ 49,006.7
Fixed maturities, trading	268.7	374.8	328.2	—	971.7
Equity securities, available-for-sale	—	73.4	3.7	—	77.1
Equity securities, trading	—	0.3	404.5	—	404.8
Mortgage loans	—	9,271.5	1,831.8	(376.1)	10,727.2
Real estate	—	9.2	1,084.9	(1.2)	1,092.9
Policy loans	—	859.3	25.8	—	885.1
Investment in unconsolidated entities	9,828.0	3,115.7	4,718.4	(16,834.8)	827.3
Other investments	7.0	2,559.0	925.3	(1,332.8)	2,158.5
Cash and cash equivalents	226.7	1,344.5	1,277.6	(14.9)	2,833.9
Accrued investment income	1.8	551.1	66.6	(4.3)	615.2
Premiums due and other receivables	—	969.1	827.7	(600.3)	1,196.5
Deferred policy acquisition costs	—	2,197.4	230.6	—	2,428.0
Property and equipment	—	395.9	61.3	—	457.2
Goodwill	—	54.3	428.0	—	482.3
Other intangibles	—	29.2	861.4	—	890.6
Separate account assets	—	61,615.1	9,749.3	—	71,364.4
Other assets	14.8	668.9	994.7	(736.1)	942.3
Total assets	$10,347.0	$127,374.0	$29,902.2	$(20,261.5)	$147,361.7
Liabilities					
Contractholder funds	$ —	$ 37,356.8	$ 586.7	$ (267.1)	$ 37,676.4
Future policy benefits and claims	—	16,373.3	3,937.9	(100.8)	20,210.4
Other policyholder funds	—	519.7	29.0	(0.1)	548.6
Short-term debt	—	—	105.2	—	105.2
Long-term debt	1,351.7	99.4	504.8	(391.1)	1,564.8
Income taxes currently payable	(18.6)	(218.4)	34.3	205.8	3.1
Deferred income taxes	(22.5)	90.6	155.2	(14.6)	208.7
Separate account liabilities	—	61,615.1	9,749.3	—	71,364.4
Other liabilities	18.5	4,293.3	4,591.5	(2,617.1)	6,286.2
Total liabilities	1,329.1	120,129.8	19,693.9	(3,185.0)	137,967.8
Redeemable noncontrolling interest	—	—	22.2	—	22.2
Stockholders' equity					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	0.1	—	—	—	0.1
Common stock	4.5	2.5	—	(2.5)	4.5
Additional paid-in capital	9,634.7	5,718.1	7,870.2	(13,588.3)	9,634.7
Retained earnings	4,402.3	1,195.0	1,660.3	(2,855.3)	4,402.3
Accumulated other comprehensive income	258.0	328.6	297.5	(626.1)	258.0
Treasury stock, at cost	(5,281.7)	—	—	—	(5,281.7)
Total stockholders' equity attributable to PFG	9,017.9	7,244.2	9,828.0	(17,072.2)	9,017.9
Noncontrolling interest	—	—	358.1	(4.3)	353.8
Total stockholders' equity	9,017.9	7,244.2	10,186.1	(17,076.5)	9,371.7
Total liabilities and stockholders' equity	$10,347.0	$127,374.0	$29,902.2	$(20,261.5)	$147,361.7

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2012

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$2,878.9	$ 340.5	$ —	$3,219.4
Fees and other revenues	0.5	1,529.7	1,404.1	(307.6)	2,626.7
Net investment income	3.0	2,484.5	743.4	24.0	3,254.9
Net realized capital gains (losses), excluding impairment losses on available-for-sale securities	0.3	(194.8)	454.8	(27.6)	232.7
Total other-than-temporary impairment losses on available-for-sale securities	—	(121.1)	(14.8)	—	(135.9)
Other-than-temporary impairment losses on fixed maturities, available-for-sale reclassified to other comprehensive income	—	13.8	3.5	—	17.3
Net impairment losses on available-for-sale securities	—	(107.3)	(11.3)	—	(118.6)
Net realized capital gains (losses)	0.3	(302.1)	443.5	(27.6)	114.1
Total revenues	3.8	6,591.0	2,931.5	(311.2)	9,215.1
Expenses					
Benefits, claims and settlement expenses	—	4,517.8	618.5	(12.4)	5,123.9
Dividends to policyholders	—	197.7	—	—	197.7
Operating expenses	170.2	1,764.2	1,265.6	(265.9)	2,934.1
Total expenses	170.2	6,479.7	1,884.1	(278.3)	8,255.7
Income (loss) before income taxes	(166.4)	111.3	1,047.4	(32.9)	959.4
Income taxes (benefits)	(67.6)	(83.2)	287.2	(1.7)	134.7
Equity in the net income of subsidiaries	904.7	480.4	163.9	(1,549.0)	—
Net income	805.9	674.9	924.1	(1,580.2)	824.7
Net income attributable to noncontrolling interest	—	—	19.4	(0.6)	18.8
Net income attributable to PFG	805.9	674.9	904.7	(1,579.6)	805.9
Preferred stock dividends	33.0	—	—	—	33.0
Net income available to common stockholders	$ 772.9	$ 674.9	$ 904.7	$(1,579.6)	$ 772.9
Net income	$ 805.9	$ 674.9	$ 924.1	$(1,580.2)	$ 824.7
Other comprehensive income	326.2	315.2	100.1	(366.4)	375.1
Comprehensive income	$1,132.1	$ 990.1	$1,024.2	$(1,946.6)	$1,199.8

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2011

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$2,579.6	$ 311.4	$ —	$2,891.0
Fees and other revenues	0.2	1,566.7	1,257.6	(297.8)	2,526.7
Net investment income (loss)	(12.0)	2,578.9	763.2	45.2	3,375.3
Net realized capital gains (losses), excluding impairment losses on available-for-sale securities	—	442.8	(388.7)	20.9	75.0
Total other-than-temporary impairment losses on available-for-sale securities	—	(130.6)	(17.0)	—	(147.6)
Other-than-temporary impairment losses on fixed maturities, available-for-sale reclassified to (from) other comprehensive income	—	(51.5)	1.8	—	(49.7)
Net impairment losses on available-for-sale securities	—	(182.1)	(15.2)	—	(197.3)
Net realized capital gains (losses)	—	260.7	(403.9)	20.9	(122.3)
Total revenues	(11.8)	6,985.9	1,928.3	(231.7)	8,670.7
Expenses					
Benefits, claims and settlement expenses	—	4,013.0	616.9	(13.3)	4,616.6
Dividends to policyholders	—	210.2	—	—	210.2
Operating expenses	116.0	1,965.0	1,122.6	(252.8)	2,950.8
Total expenses	116.0	6,188.2	1,739.5	(266.1)	7,777.6
Income (loss) before income taxes	(127.8)	797.7	188.8	34.4	893.1
Income taxes (benefits)	(50.4)	267.0	(12.6)	0.2	204.2
Equity in the net income of subsidiaries	730.1	7.2	565.1	(1,302.4)	—
Net income	652.7	537.9	766.5	(1,268.2)	688.9
Net income attributable to noncontrolling interest	—	—	36.4	(0.2)	36.2
Net income attributable to PFG	652.7	537.9	730.1	(1,268.0)	652.7
Preferred stock dividends	33.0	—	—	—	33.0
Net income available to common stockholders	$ 619.7	$ 537.9	$ 730.1	$(1,268.0)	$ 619.7
Net income	$ 652.7	$ 537.9	$ 766.5	$(1,268.2)	$ 688.9
Other comprehensive income (loss)	12.2	100.1	(175.2)	13.7	(49.2)
Comprehensive income	$ 664.9	$ 638.0	$ 591.3	$(1,254.5)	$ 639.7

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2010

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$3,260.2	$ 295.3	$ —	$3,555.5
Fees and other revenues	0.1	1,483.0	1,139.1	(285.1)	2,337.1
Net investment income	33.2	2,800.9	628.3	33.4	3,495.8
Net realized capital gains (losses), excluding impairment losses on available-for-sale securities	0.7	160.2	(110.6)	(0.3)	50.0
Total other-than-temporary impairment losses on available-for-sale securities	—	(284.7)	(11.6)	—	(296.3)
Other-than-temporary impairment losses on fixed maturities, available-for-sale reclassified to other comprehensive income	—	51.6	4.5	—	56.1
Net impairment losses on available-for-sale securities	—	(233.1)	(7.1)	—	(240.2)
Net realized capital gains (losses)	0.7	(72.9)	(117.7)	(0.3)	(190.2)
Total revenues	34.0	7,471.2	1,945.0	(252.0)	9,198.2
Expenses					
Benefits, claims and settlement expenses	—	4,700.8	520.6	(17.1)	5,204.3
Dividends to policyholders	—	219.9	—	—	219.9
Operating expenses	117.0	2,069.1	1,040.3	(238.1)	2,988.3
Total expenses	117.0	6,989.8	1,560.9	(255.2)	8,412.5
Income (loss) before income taxes	(83.0)	481.4	384.1	3.2	785.7
Income taxes (benefits)	(31.6)	101.4	35.1	—	104.9
Equity in the net income of subsidiaries	714.3	72.5	383.4	(1,170.2)	—
Net income	662.9	452.5	732.4	(1,167.0)	680.8
Net income attributable to noncontrolling interest	—	—	18.1	(0.2)	17.9
Net income attributable to PFG	662.9	452.5	714.3	(1,166.8)	662.9
Preferred stock dividends	33.0	—	—	—	33.0
Net income available to common stockholders	$ 629.9	$ 452.5	$ 714.3	$(1,166.8)	$ 629.9
Net income	$ 662.9	$ 452.5	$ 732.4	$(1,167.0)	$ 680.8
Other comprehensive income	1,341.1	1,301.8	130.6	(1,440.9)	1,332.6
Comprehensive income	$2,004.0	$1,754.3	$ 863.0	$(2,607.9)	$2,013.4

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2012

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ 204.8	$ 3,133.8	$ (377.1)	$ 119.4	$ 3,080.9
Investing activities					
Available-for-sale securities:					
Purchases	—	(7,254.5)	(1,024.9)	15.5	(8,263.9)
Sales	—	1,183.9	134.8	(15.0)	1,303.7
Maturities	—	5,805.7	841.8	—	6,647.5
Mortgage loans acquired or originated	—	(2,224.8)	(250.4)	(63.2)	(2,538.4)
Mortgage loans sold or repaid	—	1,422.2	382.3	(136.5)	1,668.0
Real estate acquired	—	—	(151.8)	—	(151.8)
Net purchases of property and equipment	—	(22.2)	(16.7)	—	(38.9)
Purchases of interests in subsidiaries, net of cash acquired	—	—	(80.4)	—	(80.4)
Dividends and returns of capital received from (contributions to) unconsolidated entities	(759.2)	299.2	714.8	(254.8)	—
Net change in other investments	(0.2)	(148.4)	(7.0)	(1.6)	(157.2)
Net cash provided by (used in) investing activities	(759.4)	(938.9)	542.5	(455.6)	(1,611.4)
Financing activities					
Issuance of common stock	28.9	—	—	—	28.9
Acquisition of treasury stock	(272.7)	—	—	—	(272.7)
Proceeds from financing element derivatives	—	51.8	—	—	51.8
Payments for financing element derivatives	—	(49.9)	—	—	(49.9)
Excess tax benefits from share-based payment arrangements	—	5.1	5.7	—	10.8
Dividends to common stockholders	(231.3)	—	—	—	(231.3)
Dividends to preferred stockholders	(33.0)	—	—	—	(33.0)
Issuance of long-term debt	1,483.9	—	9.5	—	1,493.4
Principal repayments of long-term debt	(440.8)	—	(90.9)	81.1	(450.6)
Net repayments of short-term borrowings	—	—	(68.8)	—	(68.8)
Capital received from (dividends and capital paid to) parent	—	(714.8)	460.0	254.8	—
Investment contract deposits	—	6,401.2	499.2	—	6,900.4
Investment contract withdrawals	—	(7,519.8)	(2.8)	—	(7,522.6)
Net increase in banking operation deposits	—	—	32.0	—	32.0
Other	—	(14.6)	—	—	(14.6)
Net cash provided by (used in) financing activities	535.0	(1,841.0)	843.9	335.9	(126.2)
Net increase (decrease) in cash and cash equivalents	(19.6)	353.9	1,009.3	(0.3)	1,343.3
Cash and cash equivalents at beginning of period	226.7	1,344.5	1,277.6	(14.9)	2,833.9
Cash and cash equivalents at end of period	$ 207.1	$ 1,698.4	$ 2,286.9	$ (15.2)	$ 4,177.2

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2011

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (73.3)	$ 2,495.5	$ 374.7	$ (83.6)	$ 2,713.3
Investing activities					
Available-for-sale securities:					
Purchases	(4.4)	(6,047.2)	(696.8)	6.0	(6,742.4)
Sales	200.0	689.5	116.2	(25.0)	980.7
Maturities	4.4	5,037.0	719.4	—	5,760.8
Mortgage loans acquired or originated	—	(1,372.7)	(169.0)	56.8	(1,484.9)
Mortgage loans sold or repaid	—	1,548.6	339.3	(94.8)	1,793.1
Real estate acquired	—	(0.3)	(129.6)	—	(129.9)
Net purchases of property and equipment	—	(46.7)	(10.2)	—	(56.9)
Purchases of interests in subsidiaries, net of cash acquired	—	—	(270.5)	—	(270.5)
Dividends and returns of capital received from unconsolidated entities	506.5	327.9	756.5	(1,590.9)	—
Net change in other investments	(0.2)	(48.1)	14.5	(18.3)	(52.1)
Net cash provided by (used in) investing activities	706.3	88.0	669.8	(1,666.2)	(202.1)
Financing activities					
Issuance of common stock	25.9	—	—	—	25.9
Acquisition of treasury stock	(556.4)	—	—	—	(556.4)
Proceeds from financing element derivatives	—	75.9	—	—	75.9
Payments for financing element derivatives	—	(46.5)	—	—	(46.5)
Excess tax benefits from share-based payment arrangements	—	0.8	1.2	—	2.0
Dividends to common stockholders	(213.7)	—	—	—	(213.7)
Dividends to preferred stockholders	(33.0)	—	—	—	(33.0)
Principal repayments of long-term debt	—	—	(69.4)	57.2	(12.2)
Net proceeds from short-term borrowings	—	—	3.2	—	3.2
Dividends and capital paid to parent	—	(756.5)	(834.4)	1,590.9	—
Investment contract deposits	—	5,868.7	433.4	—	6,302.1
Investment contract withdrawals	—	(7,076.7)	(2.3)	—	(7,079.0)
Net decrease in banking operation deposits	—	—	(18.5)	—	(18.5)
Other	—	(4.5)	—	—	(4.5)
Net cash used in financing activities	(777.2)	(1,938.8)	(486.8)	1,648.1	(1,554.7)
Net increase (decrease) in cash and cash equivalents	(144.2)	644.7	557.7	(101.7)	956.5
Cash and cash equivalents at beginning of period	370.9	699.8	719.9	86.8	1,877.4
Cash and cash equivalents at end of period	$ 226.7	$ 1,344.5	$1,277.6	$ (14.9)	$ 2,833.9

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2010

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by operating activities	$ 29.3	$ 2,374.5	$ 414.8	$ (26.9)	$ 2,791.7
Investing activities					
Available-for-sale securities:					
Purchases	(286.8)	(5,631.7)	(1,273.5)	4.1	(7,187.9)
Sales	95.5	1,240.8	380.3	(32.0)	1,684.6
Maturities	117.9	4,390.7	652.7	—	5,161.3
Mortgage loans acquired or originated	—	(1,209.4)	(295.8)	233.2	(1,272.0)
Mortgage loans sold or repaid	—	1,624.1	422.6	(248.7)	1,798.0
Real estate acquired	—	(0.2)	(53.6)	—	(53.8)
Net purchases of property and equipment	—	(4.3)	(17.2)	—	(21.5)
Dividends and returns of capital received from unconsolidated entities	301.8	229.1	301.8	(832.7)	—
Net change in other investments	(0.2)	(46.8)	(163.3)	129.1	(81.2)
Net cash provided by (used in) investing activities	228.2	592.3	(46.0)	(747.0)	27.5
Financing activities					
Issuance of common stock	20.6	—	—	—	20.6
Acquisition of treasury stock	(2.6)	—	—	—	(2.6)
Proceeds from financing element derivatives	—	79.3	—	—	79.3
Payments for financing element derivatives	—	(46.5)	—	—	(46.5)
Excess tax benefits from share-based payment arrangements	—	0.4	0.6	—	1.0
Dividends to common stockholders	(176.2)	—	—	—	(176.2)
Dividends to preferred stockholders	(33.0)	—	—	—	(33.0)
Issuance of long-term debt	—	—	27.6	(25.3)	2.3
Principal repayments of long-term debt	—	—	(58.7)	47.6	(11.1)
Net proceeds from (repayments of) short-term borrowings	—	—	(30.4)	32.1	1.7
Dividends and capital paid to parent	—	(301.8)	(530.9)	832.7	—
Investment contract deposits	—	4,100.0	183.8	—	4,283.8
Investment contract withdrawals	—	(7,343.3)	(0.1)	—	(7,343.4)
Net increase in banking operation deposits	—	—	46.2	—	46.2
Other	—	(4.3)	—	—	(4.3)
Net cash used in financing activities	(191.2)	(3,516.2)	(361.9)	887.1	(3,182.2)
Net increase (decrease) in cash and cash equivalents	66.3	(549.4)	6.9	113.2	(363.0)
Cash and cash equivalents at beginning of period	304.6	1,249.2	713.0	(26.4)	2,240.4
Cash and cash equivalents at end of period	$ 370.9	$ 699.8	$ 719.9	$ 86.8	$ 1,877.4

20. Condensed Consolidating Financial Information — (continued)

On May 24, 2011, our shelf registration statement was filed with the SEC and became effective. The shelf registration replaces the shelf registration that had been in effect since June 2008, as it was scheduled to expire in June 2011. Under our current shelf registration, we have the ability to issue unsecured senior debt securities or subordinated debt securities, junior subordinated debt, preferred stock, common stock, warrants, depository shares, stock purchase contracts and stock purchase units of PFG, trust preferred securities of three subsidiary trusts and guarantees by PFG of these trust preferred securities. Our wholly owned subsidiary, PFS, may guarantee, fully and unconditionally or otherwise, our obligations with respect to any non-convertible securities, other than common stock, described in the shelf registration statement.

The following tables set forth condensed consolidating financial information of (i) PFG, (ii) PFS, (iii) Principal Life and all other direct and indirect subsidiaries of PFG on a combined basis and (iv) the eliminations necessary to arrive at the information for PFG on a consolidated basis as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010.

In presenting the condensed consolidating financial statements, the equity method of accounting has been applied to (i) PFG's interest in PFS and (ii) PFS's interest in Principal Life and all other subsidiaries, where applicable, even though all such subsidiaries meet the requirements to be consolidated under U.S. GAAP. Earnings of subsidiaries are, therefore, reflected in the parent's investment and earnings. All intercompany balances and transactions, including elimination of the parent's investment in subsidiaries, between PFG, PFS and Principal Life and all other subsidiaries have been eliminated, as shown in the column "Eliminations." These condensed consolidating financial statements should be read in conjunction with the consolidated financial statements. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiaries operated as independent entities.

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position
December 31, 2012

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Fixed maturities, available-for-sale	$ —	$ —	$ 50,939.3	$ —	$ 50,939.3
Fixed maturities, trading	10.5	—	616.2	—	626.7
Equity securities, available-for-sale	—	—	136.5	—	136.5
Equity securities, trading	—	—	252.8	—	252.8
Mortgage loans	—	—	11,519.7	—	11,519.7
Real estate	—	—	1,180.3	—	1,180.3
Policy loans	—	—	864.9	—	864.9
Investment in unconsolidated entities	11,923.0	10,701.8	860.2	(22,616.0)	869.0
Other investments	11.1	39.6	2,371.4	—	2,422.1
Cash and cash equivalents	207.1	612.5	4,241.3	(883.7)	4,177.2
Accrued investment income	—	—	584.4	—	584.4
Premiums due and other receivables	0.1	1,122.1	2,206.7	(2,244.5)	1,084.4
Deferred policy acquisition costs	—	—	2,673.8	—	2,673.8
Property and equipment	—	—	464.2	—	464.2
Goodwill	—	—	543.4	—	543.4
Other intangibles	—	—	927.2	—	927.2
Separate account assets	—	—	81,653.8	—	81,653.8
Other assets	78.1	51.0	1,003.4	(125.7)	1,006.8
Total assets	$12,229.9	$12,527.0	$163,039.5	$(25,869.9)	$161,926.5
Liabilities					
Contractholder funds	$ —	$ —	$ 37,786.5	$ —	$ 37,786.5
Future policy benefits and claims	—	—	22,436.2	—	22,436.2
Other policyholder funds	—	—	716.4	—	716.4
Short-term debt	—	—	2,564.1	(2,523.3)	40.8
Long-term debt	2,448.6	—	222.7	—	2,671.3
Income taxes currently payable	—	0.1	47.2	(32.0)	15.3
Deferred income taxes	—	—	712.6	(86.1)	626.5
Separate account liabilities	—	—	81,653.8	—	81,653.8
Other liabilities	28.1	603.9	6,117.8	(603.7)	6,146.1
Total liabilities	2,476.7	604.0	152,257.3	(3,245.1)	152,092.9
Redeemable noncontrolling interest	—	—	60.4	—	60.4
Stockholders' equity					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	0.1	—	—	—	0.1
Common stock	4.5	—	17.8	(17.8)	4.5
Additional paid-in capital	9,730.9	9,393.8	8,287.7	(17,681.5)	9,730.9
Retained earnings	4,940.2	1,861.5	1,744.8	(3,606.3)	4,940.2
Accumulated other comprehensive income	631.9	667.7	653.5	(1,321.2)	631.9
Treasury stock, at cost	(5,554.4)	—	(2.0)	2.0	(5,554.4)
Total stockholders' equity attributable to PFG	9,753.2	11,923.0	10,701.8	(22,624.8)	9,753.2
Noncontrolling interest	—	—	20.0	—	20.0
Total stockholders' equity	9,753.2	11,923.0	10,721.8	(22,624.8)	9,773.2
Total liabilities and stockholders' equity	$12,229.9	$12,527.0	$163,039.5	$(25,869.9)	$161,926.5

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position
December 31, 2011

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Fixed maturities, available-for-sale	$ —	$ —	$ 49,006.7	$ —	$ 49,006.7
Fixed maturities, trading	268.7	—	703.0	—	971.7
Equity securities, available-for-sale	—	—	77.1	—	77.1
Equity securities, trading	—	—	404.8	—	404.8
Mortgage loans	—	—	10,727.2	—	10,727.2
Real estate	—	—	1,092.9	—	1,092.9
Policy loans	—	—	885.1	—	885.1
Investment in unconsolidated entities	9,828.0	9,762.9	827.2	(19,590.8)	827.3
Other investments	7.0	3.0	2,148.5	—	2,158.5
Cash and cash equivalents	226.7	702.4	2,787.9	(883.1)	2,833.9
Accrued investment income	1.8	—	613.4	—	615.2
Premiums due and other receivables	—	—	1,195.2	1.3	1,196.5
Deferred policy acquisition costs	—	—	2,428.0	—	2,428.0
Property and equipment	—	—	457.2	—	457.2
Goodwill	—	—	482.3	—	482.3
Other intangibles	—	—	890.6	—	890.6
Separate account assets	—	—	71,364.4	—	71,364.4
Other assets	14.8	10.4	926.1	(9.0)	942.3
Total assets	$10,347.0	$10,478.7	$147,017.6	$(20,481.6)	$147,361.7
Liabilities					
Contractholder funds	$ —	$ —	$ 37,676.4	$ —	$ 37,676.4
Future policy benefits and claims	—	—	20,210.4	—	20,210.4
Other policyholder funds	—	—	548.6	—	548.6
Short-term debt	—	50.0	318.9	(263.7)	105.2
Long-term debt	1,351.7	—	213.1	—	1,564.8
Income taxes currently payable	(18.6)	(0.9)	12.0	10.6	3.1
Deferred income taxes	(22.5)	(22.9)	270.8	(16.7)	208.7
Separate account liabilities	—	—	71,364.4	—	71,364.4
Other liabilities	18.5	624.5	6,264.1	(620.9)	6,286.2
Total liabilities	1,329.1	650.7	136,878.7	(890.7)	137,967.8
Redeemable noncontrolling interest	—	—	22.2	—	22.2
Stockholders' equity					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	0.1	—	—	—	0.1
Common stock	4.5	—	17.8	(17.8)	4.5
Additional paid-in capital	9,634.7	7,870.2	7,543.4	(15,413.6)	9,634.7
Retained earnings	4,402.3	1,660.3	1,907.5	(3,567.8)	4,402.3
Accumulated other comprehensive income	258.0	297.5	296.2	(593.7)	258.0
Treasury stock, at cost	(5,281.7)	—	(2.0)	2.0	(5,281.7)
Total stockholders' equity attributable to PFG	9,017.9	9,828.0	9,762.9	(19,590.9)	9,017.9
Noncontrolling interest	—	—	353.8	—	353.8
Total stockholders' equity	9,017.9	9,828.0	10,116.7	(19,590.9)	9,371.7
Total liabilities and stockholders' equity	$10,347.0	$10,478.7	$147,017.6	$(20,481.6)	$147,361.7

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations For the year ended December 31, 2012

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$3,219.4	$ —	$3,219.4
Fees and other revenues	0.5	—	2,627.3	(1.1)	2,626.7
Net investment income	3.0	0.4	3,250.8	0.7	3,254.9
Net realized capital gains, excluding impairment losses on available-for-sale securities	0.3	3.0	229.6	(0.2)	232.7
Total other-than-temporary impairment losses on available-for-sale securities	—	—	(135.9)	—	(135.9)
Other-than-temporary impairment losses on fixed maturities, available-for-sale reclassified to other comprehensive income	—	—	17.3	—	17.3
Net impairment losses on available-for-sale securities	—	—	(118.6)	—	(118.6)
Net realized capital gains	0.3	3.0	111.0	(0.2)	114.1
Total revenues	3.8	3.4	9,208.5	(0.6)	9,215.1
Expenses					
Benefits, claims and settlement expenses	—	—	5,123.9	—	5,123.9
Dividends to policyholders	—	—	197.7	—	197.7
Operating expenses	170.2	9.3	2,755.2	(0.6)	2,934.1
Total expenses	170.2	9.3	8,076.8	(0.6)	8,255.7
Income (loss) before income taxes	(166.4)	(5.9)	1,131.7	—	959.4
Income taxes (benefits)	(67.6)	(6.9)	209.2	—	134.7
Equity in the net income of subsidiaries	904.7	903.7	—	(1,808.4)	—
Net income	805.9	904.7	922.5	(1,808.4)	824.7
Net income attributable to noncontrolling interest	—	—	18.8	—	18.8
Net income attributable to PFG	805.9	904.7	903.7	(1,808.4)	805.9
Preferred stock dividends	33.0	—	—	—	33.0
Net income available to common stockholders	$ 772.9	$ 904.7	$ 903.7	$(1,808.4)	$ 772.9
Net income	$ 805.9	$ 904.7	$ 922.5	$(1,808.4)	$ 824.7
Other comprehensive income	326.2	371.3	358.7	(681.1)	375.1
Comprehensive income	$1,132.1	$1,276.0	$1,281.2	$(2,489.5)	$1,199.8

Principal Financial Group, Inc.
Notes to Consolidated Financial Statements — (continued)
December 31, 2012

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2011

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$2,891.0	$ —	$2,891.0
Fees and other revenues	0.2	—	2,529.5	(3.0)	2,526.7
Net investment income (loss)	(12.0)	(3.3)	3,387.6	3.0	3,375.3
Net realized capital gains (losses), excluding impairment losses on available-for-sale securities	—	(0.1)	75.1	—	75.0
Total other-than-temporary impairment losses on available-for-sale securities	—	—	(147.6)	—	(147.6)
Other-than-temporary impairment losses on fixed maturities, available-for-sale reclassified from other comprehensive income	—	—	(49.7)	—	(49.7)
Net impairment losses on available-for-sale securities	—	—	(197.3)	—	(197.3)
Net realized capital losses	—	(0.1)	(122.2)	—	(122.3)
Total revenues	(11.8)	(3.4)	8,685.9	—	8,670.7
Expenses					
Benefits, claims and settlement expenses	—	—	4,616.6	—	4,616.6
Dividends to policyholders	—	—	210.2	—	210.2
Operating expenses	116.0	1.7	2,833.1	—	2,950.8
Total expenses	116.0	1.7	7,659.9	—	7,777.6
Income (loss) before income taxes	(127.8)	(5.1)	1,026.0	—	893.1
Income taxes (benefits)	(50.4)	(9.9)	264.5	—	204.2
Equity in the net income of subsidiaries	730.1	725.3	—	(1,455.4)	—
Net income	652.7	730.1	761.5	(1,455.4)	688.9
Net income attributable to noncontrolling interest	—	—	36.2	—	36.2
Net income attributable to PFG	652.7	730.1	725.3	(1,455.4)	652.7
Preferred stock dividends	33.0	—	—	—	33.0
Net income available to common stockholders	$ 619.7	$730.1	$ 725.3	$(1,455.4)	$ 619.7
Net income	$ 652.7	$730.1	$ 761.5	$(1,455.4)	$ 688.9
Other comprehensive income (loss)	12.2	(52.6)	(59.7)	50.9	(49.2)
Comprehensive income	$ 664.9	$677.5	$ 701.8	$(1,404.5)	$ 639.7

Principal Financial Group, Inc.

Notes to Consolidated Financial Statements — (continued)

December 31, 2012

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2010

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$3,555.5	$ —	$3,555.5
Fees and other revenues	0.1	—	2,341.8	(4.8)	2,337.1
Net investment income (loss)	33.2	(3.1)	3,461.0	4.7	3,495.8
Net realized capital gains (losses), excluding impairment losses on available-for-sale securities	0.7	(0.2)	49.5	—	50.0
Total other-than-temporary impairment losses on available-for-sale securities	—	—	(296.3)	—	(296.3)
Other-than-temporary impairment losses on fixed maturities, available-for-sale reclassified to other comprehensive income	—	—	56.1	—	56.1
Net impairment losses on available-for-sale securities	—	—	(240.2)	—	(240.2)
Net realized capital gains (losses)	0.7	(0.2)	(190.7)	—	(190.2)
Total revenues	34.0	(3.3)	9,167.6	(0.1)	9,198.2
Expenses					
Benefits, claims and settlement expenses	—	—	5,204.3	—	5,204.3
Dividends to policyholders	—	—	219.9	—	219.9
Operating expenses	117.0	1.2	2,870.2	(0.1)	2,988.3
Total expenses	117.0	1.2	8,294.4	(0.1)	8,412.5
Income (loss) before income taxes	(83.0)	(4.5)	873.2	—	785.7
Income taxes (benefits)	(31.6)	(1.7)	138.2	—	104.9
Equity in the net income of subsidiaries	714.3	717.1	—	(1,431.4)	—
Net income	662.9	714.3	735.0	(1,431.4)	680.8
Net income attributable to noncontrolling interest	—	—	17.9	—	17.9
Net income attributable to PFG	662.9	714.3	717.1	(1,431.4)	662.9
Preferred stock dividends	33.0	—	—	—	33.0
Net income available to common stockholders	$ 629.9	$ 714.3	$ 717.1	$(1,431.4)	$ 629.9
Net income	$ 662.9	$ 714.3	$ 735.0	$(1,431.4)	$ 680.8
Other comprehensive income	1,341.1	1,330.5	1,320.5	(2,659.5)	1,332.6
Comprehensive income	$2,004.0	$2,044.8	$2,055.5	$(4,090.9)	$2,013.4

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows For the year ended December 31, 2012

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ 204.8	$(1,145.0)	$ 1,762.0	$ 2,259.1	$ 3,080.9
Investing activities					
Available-for-sale securities:					
Purchases	—	—	(8,263.9)	—	(8,263.9)
Sales	—	—	1,303.7	—	1,303.7
Maturities	—	—	6,647.5	—	6,647.5
Mortgage loans acquired or originated	—	—	(2,538.4)	—	(2,538.4)
Mortgage loans sold or repaid	—	—	1,668.0	—	1,668.0
Real estate acquired	—	—	(151.8)	—	(151.8)
Net purchases of property and equipment	—	—	(38.9)	—	(38.9)
Purchases of interests in subsidiaries, net of cash acquired	—	—	(80.4)	—	(80.4)
Dividends and returns of capital received from (contributions to) unconsolidated entities	(759.2)	381.0	—	378.2	—
Net change in other investments	(0.2)	(35.1)	(121.9)	—	(157.2)
Net cash provided by (used in) investing activities	(759.4)	345.9	(1,576.1)	378.2	(1,611.4)
Financing activities					
Issuance of common stock	28.9	—	—	—	28.9
Acquisition of treasury stock	(272.7)	—	—	—	(272.7)
Proceeds from financing element derivatives	—	—	51.8	—	51.8
Payments for financing element derivatives	—	—	(49.9)	—	(49.9)
Excess tax benefits from share-based payment arrangements	—	—	10.8	—	10.8
Dividends to common stockholders	(231.3)	—	—	—	(231.3)
Dividends to preferred stockholders	(33.0)	—	—	—	(33.0)
Issuance of long-term debt	1,483.9	—	9.5	—	1,493.4
Principal repayments of long-term debt	(440.8)	—	(9.8)	—	(450.6)
Net proceeds from (repayments of) short-term borrowings	—	(50.0)	2,240.9	(2,259.7)	(68.8)
Capital received from (dividends and capital paid to) parent	—	759.2	(381.0)	(378.2)	—
Investment contract deposits	—	—	6,900.4	—	6,900.4
Investment contract withdrawals	—	—	(7,522.6)	—	(7,522.6)
Net increase in banking operation deposits	—	—	32.0	—	32.0
Other	—	—	(14.6)	—	(14.6)
Net cash provided by financing activities	535.0	709.2	1,267.5	(2,637.9)	(126.2)
Net increase (decrease) in cash and cash equivalents	(19.6)	(89.9)	1,453.4	(0.6)	1,343.3
Cash and cash equivalents at beginning of period	226.7	702.4	2,787.9	(883.1)	2,833.9
Cash and cash equivalents at end of period	$ 207.1	$ 612.5	$ 4,241.3	$ (883.7)	$ 4,177.2

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2011

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (73.3)	$ 70.5	$ 2,795.0	$ (78.9)	$ 2,713.3
Investing activities					
Available-for-sale securities:					
Purchases	(4.4)	—	(6,738.0)	—	(6,742.4)
Sales	200.0	—	780.7	—	980.7
Maturities	4.4	—	5,756.4	—	5,760.8
Mortgage loans acquired or originated	—	—	(1,484.9)	—	(1,484.9)
Mortgage loans sold or repaid	—	—	1,793.1	—	1,793.1
Real estate acquired	—	—	(129.9)	—	(129.9)
Net purchases of property and equipment	—	—	(56.9)	—	(56.9)
Purchases of interests in subsidiaries, net of cash acquired	—	—	(270.5)	—	(270.5)
Dividends and returns of capital received from unconsolidated entities	506.5	624.1	—	(1,130.6)	—
Net change in other investments	(0.2)	(5.4)	(46.5)	—	(52.1)
Net cash provided by (used in) investing activities	706.3	618.7	(396.5)	(1,130.6)	(202.1)
Financing activities					
Issuance of common stock	25.9	—	—	—	25.9
Acquisition of treasury stock	(556.4)	—	—	—	(556.4)
Proceeds from financing element derivatives	—	—	75.9	—	75.9
Payments for financing element derivatives	—	—	(46.5)	—	(46.5)
Excess tax benefits from share-based payment arrangements	—	—	2.0	—	2.0
Dividends to common stockholders	(213.7)	—	—	—	(213.7)
Dividends to preferred stockholders	(33.0)	—	—	—	(33.0)
Principal repayments of long-term debt	—	—	(12.2)	—	(12.2)
Net proceeds from (repayments of) short-term borrowings	—	—	(27.5)	30.7	3.2
Dividends and capital paid to parent	—	(506.5)	(624.1)	1,130.6	—
Investment contract deposits	—	—	6,302.1	—	6,302.1
Investment contract withdrawals	—	—	(7,079.0)	—	(7,079.0)
Net decrease in banking operation deposits	—	—	(18.5)	—	(18.5)
Other	—	—	(4.5)	—	(4.5)
Net cash used in financing activities	(777.2)	(506.5)	(1,432.3)	1,161.3	(1,554.7)
Net increase (decrease) in cash and cash equivalents	(144.2)	182.7	966.2	(48.2)	956.5
Cash and cash equivalents at beginning of period	370.9	519.7	1,821.7	(834.9)	1,877.4
Cash and cash equivalents at end of period	$ 226.7	$ 702.4	$ 2,787.9	$ (883.1)	$ 2,833.9

20. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows For the year ended December 31, 2010

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ 29.3	$ (19.7)	$ 2,777.2	$ 4.9	$ 2,791.7
Investing activities					
Available-for-sale securities:					
Purchases	(286.8)	—	(6,901.1)	—	(7,187.9)
Sales	95.5	—	1,589.1	—	1,684.6
Maturities	117.9	—	5,043.4	—	5,161.3
Mortgage loans acquired or originated	—	—	(1,272.0)	—	(1,272.0)
Mortgage loans sold or repaid	—	—	1,798.0	—	1,798.0
Real estate acquired	—	—	(53.8)	—	(53.8)
Net purchases of property and equipment	—	—	(21.5)	—	(21.5)
Dividends and returns of capital received from unconsolidated entities	301.8	326.4	—	(628.2)	—
Net change in other investments	(0.2)	5.4	(84.3)	(2.1)	(81.2)
Net cash provided by investing activities	228.2	331.8	97.8	(630.3)	27.5
Financing activities					
Issuance of common stock	20.6	—	—	—	20.6
Acquisition of treasury stock	(2.6)	—	—	—	(2.6)
Proceeds from financing element derivatives	—	—	79.3	—	79.3
Payments for financing element derivatives	—	—	(46.5)	—	(46.5)
Excess tax benefits from share-based payment arrangements	—	—	1.0	—	1.0
Dividends to common stockholders	(176.2)	—	—	—	(176.2)
Dividends to preferred stockholders	(33.0)	—	—	—	(33.0)
Issuance of long-term debt	—	—	2.3	—	2.3
Principal repayments of long-term debt	—	—	(11.1)	—	(11.1)
Net proceeds from (repayments of) short-term borrowings	—	(25.0)	9.0	17.7	1.7
Dividends and capital paid to parent	—	(301.8)	(326.4)	628.2	—
Investment contract deposits	—	—	4,283.8	—	4,283.8
Investment contract withdrawals	—	—	(7,343.4)	—	(7,343.4)
Net increase in banking operation deposits	—	—	46.2	—	46.2
Other	—	—	(4.3)	—	(4.3)
Net cash used in financing activities	(191.2)	(326.8)	(3,310.1)	645.9	(3,182.2)
Net increase (decrease) in cash and cash equivalents	66.3	(14.7)	(435.1)	20.5	(363.0)
Cash and cash equivalents at beginning of period	304.6	534.4	2,256.8	(855.4)	2,240.4
Cash and cash equivalents at end of period	$ 370.9	$ 519.7	$ 1,821.7	$(834.9)	$ 1,877.4

21. Subsequent Event

On February 4, 2013, we acquired approximately 90% ownership of AFP Cuprum S.A. ("Cuprum"), a leading pension manager in Chile for approximately $1.4 billion. Through a tender offer, we acquired a 63% interest from Empresas Penta S.A. and Inversiones Banpenta Limitada and acquired the remaining approximately 27% interest from publicly traded shares. The results of operations of Cuprum will be consolidated within our Principal International segment. The activities required to complete the initial accounting have not been completed as of the issuance date of these consolidated financial statements. As a result, we are unable to provide additional disclosures regarding the acquisition at this time. This information will be included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting

Management of Principal Financial Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer, Larry D. Zimpleman, and our Chief Financial Officer, Terrance J. Lillis, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that Principal Financial Group, Inc.'s internal control over financial reporting was effective as of December 31, 2012.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this annual report on Form 10-K, has issued its report on the effectiveness of our internal control over financial reporting. The report is included in Item 8. "Financial Statements and Supplementary Data."

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

In order to ensure that the information that we must disclose in our filings with the SEC is recorded, processed, summarized and reported on a timely basis, we have adopted disclosure controls and procedures. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file with or submit to the SEC is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer, Larry D. Zimpleman, and our Chief Financial Officer, Terrance J. Lillis, have reviewed and evaluated our disclosure controls and procedures as of December 31, 2012, and have concluded that our disclosure controls and procedures are effective.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information called for by Item 10 pertaining to directors is set forth in Principal Financial Group, Inc.'s proxy statement relating to the 2013 annual stockholders meeting (the "Proxy Statement"), which will be filed with the SEC on or about April 11, 2013, under the captions, "Election of Directors," "Corporate Governance," and "Security Ownership of Certain Beneficial Owners and Management — Section 16(a) Beneficial Ownership Reporting Compliance." Such information is incorporated herein by reference. The information called for by Item 10 pertaining to executive officers can be found in Part I of this Form 10-K under the caption, "Executive Officers of the Registrant." The Company has adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. The code of ethics has been posted on our Internet website, found at *www.principal.com*. We intend to satisfy disclosure requirements regarding amendments to, or waivers from, any provision of our code of ethics on our website.

Item 11. Executive Compensation

The information called for by Item 11 pertaining to executive compensation is set forth in the Proxy Statement under the caption, "Executive Compensation," and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by Item 12 pertaining to security ownership of certain beneficial owners and management is set forth in the Proxy Statement under the caption, "Security Ownership of Certain Beneficial Owners and Management," and is incorporated herein by reference.

Equity Compensation Plan Information

In general, we have three compensation plans under which our equity securities are authorized for issuance to employees or directors (not including our tax qualified pension plans): the Principal Financial Group, Inc. Amended and Restated 2010 Stock Incentive Plan, the Principal Financial Group, Inc. Employee Stock Purchase Plan and the Principal Financial Group, Inc. 2005 Directors Stock Plan. The following table shows the number of shares of Common Stock issuable upon exercise of options outstanding at December 31, 2012, the weighted average exercise price of those options and the number of shares of Common Stock remaining available for future issuance at December 31, 2012, excluding shares issuable upon exercise of outstanding options.

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by our stockholders (1)	**16,819,760 (2)**	**$39.62 (3)**	**14,631,662 (4)**
Equity compensation plans not approved by our stockholders	**—**	**n/a**	**—**

(1) The Principal Financial Group, Inc. Employee Stock Purchase Plan, the Principal Financial Group, Inc. Stock Incentive Plan and the Principal Financial Group, Inc. Directors Stock Plan were each approved by our sole stockholder, Principal Mutual Holding Company, prior to our initial public offering of Common Stock on October 22, 2001. Subsequently, the Principal Financial Group, Inc. 2005 Stock Incentive Plan and the Principal Financial Group, Inc. 2005 Directors Stock Plan were each approved by our stockholders on May 17, 2005. An amendment to the Principal Financial Group, Inc. Employee Stock Purchase Plan to increase the number of shares available for issuance under the plan was approved on May 19, 2009. On May 18, 2010, our shareholders approved the 2010 Stock Incentive Plan, which replaced the 2005 Stock Incentive Plan. The 2010 Stock Incentive Plan was subsequently renamed the Amended and Restated 2010 Stock Incentive Plan.

(2) Includes 12,162,208 options outstanding under the employee stock incentive plans, 34,380 options outstanding under the directors stock plans, 1,080,955 performance shares under the employee stock incentive plans, 3,282,223 restricted stock units under the employee stock incentive plans, 220,442 restricted stock units under the directors stock plans and 39,552 other stock-based awards under the Directors 2005 Stock Plan for obligations under the Deferred Compensation Plan for Non-Employee Directors of Principal Financial Group, Inc.

(3) The weighted-average exercise price relates only to outstanding stock options, not to outstanding performance shares, restricted stock units or other stock-based awards.

(4) This number includes 6,045,649 shares remaining for issuance under the Employee Stock Purchase Plan, 8,381,352 shares available for issuance in respect of future awards of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards under the 2010 Stock Incentive Plan and 204,661 shares available for issuance in respect of future awards of stock options, restricted stock, restricted stock units and other stock-based awards under the 2005 Directors Stock Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by Item 13 pertaining to certain relationships and related transactions is set forth in the Proxy Statement under the captions, "Corporate Governance — Director Independence," and "Corporate Governance — Certain Relationships and Related Transactions," and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information called for by Item 14 pertaining to principal accounting fees and services is set forth in the Proxy Statement under the caption, "Ratification of Appointment of Independent Registered Public Accountants," and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

a. Documents filed as part of this report.

1. Financial Statements (see Item 8. Financial Statements and Supplementary Data)
   Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
   Report of Independent Registered Public Accounting Firm
   Audited Consolidated Financial Statements
   Consolidated Statements of Financial Position
   Consolidated Statements of Operations
   Consolidated Statements of Comprehensive Income
   Consolidated Statements of Stockholders' Equity
   Consolidated Statements of Cash Flows
   Notes to Consolidated Financial Statements

2. Report of Independent Registered Public Accounting Firm on Schedules
   Schedule I — Summary of Investments — Other Than Investments in Related Parties
   Schedule II — Condensed Financial Information of Registrant (Parent Only)
   Schedule III — Supplementary Insurance Information
   Schedule IV — Reinsurance

   All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits — Please refer to the Exhibit Index on page 220.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRINCIPAL FINANCIAL GROUP, INC.

Dated: February 13, 2013

By /s/ TERRANCE J. LILLIS
Terrance J. Lillis
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Dated: February 13, 2013

By /s/ LARRY D. ZIMPLEMAN
Larry D. Zimpleman
Chairman, President, Chief Executive Officer and Director

By /s/ TERRANCE J. LILLIS
Terrance J. Lillis
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Chief Accounting Officer)

By /s/ BETSY J. BERNARD
Betsy J. Bernard
Director

By /s/ JOCELYN CARTER-MILLER
Jocelyn Carter-Miller
Director

By /s/ GARY E. COSTLEY
Gary E. Costley
Director

By /s/ MICHAEL T. DAN
Michael T. Dan
Director

By /s/ DENNIS H. FERRO
Dennis H. Ferro
Director

By /s/ C. DANIEL GELATT, JR.
C. Daniel Gelatt, Jr.
Director

By /s/ SANDRA L. HELTON
Sandra L. Helton
Director

By /s/ RICHARD L. KEYSER
Richard L. Keyser
Director

By /s/ LUCA MAESTRI
Luca Maestri
Director

By /s/ ELIZABETH E. TALLETT
Elizabeth E. Tallett
Director

Report of Independent Registered Public Accounting Firm

The Board to Directors and Stockholders
Principal Financial Group, Inc.

We have audited the consolidated financial statements of Principal Financial Group, Inc. ("the Company") as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012 and have issued our report thereon dated February 13, 2013 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedules listed in the Index at Item 15.a.2. of this Form 10-K. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, the Company changed its methods of accounting for the capitalization of deferred policy acquisition costs effective January 1, 2012, for credit derivatives embedded in beneficial interests in securitized financial assets effective July 1, 2010 and for variable interest entities effective January 1, 2010. In addition, the Company has elected to change its methods of accounting for the cost of long duration universal life and variable universal life reinsurance contracts and for the estimated gross profits of these contracts effective January 1, 2012.

/s/ ERNST & YOUNG LLP

Des Moines, IA
February 13, 2013

Schedule I — Summary of Investments — Other Than Investments in Related Parties
As of December 31, 2012

Type of Investment	Cost	Value	Amount as shown in the Consolidated Statement of Financial Position
		(in millions)	
Fixed maturities, available-for-sale:			
U.S Treasury securities and obligations of U.S government corporations and agencies	$ 911.4	$ 944.3	$ 944.3
States, municipalities and political subdivisions	2,940.4	3,178.8	3,178.8
Foreign governments	944.9	1,208.3	1,208.3
Public utilities	4,785.7	4,543.8	4,543.8
Redeemable preferred stock	82.4	87.4	87.4
All other corporate bonds	26,747.3	29,694.2	29,694.2
Residential mortgage-backed securities	3,022.7	3,226.7	3,226.7
Commercial mortgage-backed securities	4,094.8	3,897.4	3,897.4
Collateralized debt obligations	428.8	379.2	379.2
Other debt obligations	3,756.9	3,779.2	3,779.2
Total fixed maturities, available-for-sale	47,715.3	50,939.3	50,939.3
Fixed maturities, trading	626.7	626.7	626.7
Equity securities, available-for-sale:			
Common stocks:			
Banks, trust and insurance companies	65.8	63.2	63.2
Industrial, miscellaneous and all other	5.1	7.7	7.7
Non-redeemable preferred stock	61.5	65.6	65.6
Total equity securities, available-for-sale	132.4	136.5	136.5
Equity securities, trading	252.8	252.8	252.8
Mortgage loans (1)	11,617.0	XXXX	11,519.7
Real estate, net:			
Real estate acquired in satisfaction of debt	241.9	XXXX	241.9
Other real estate	938.4	XXXX	938.4
Policy loans	864.9	XXXX	864.9
Other investments (2)	1,858.5	XXXX	3,291.1
Total investments	$64,247.9	XXXX	$68,811.3

(1) The amount shown in the Consolidated Statement of Financial Position for mortgage loans differs from cost as mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method and net of valuation allowances.

(2) The amount shown in the Consolidated Statement of Financial Position for other investments differs from cost due to accumulated earnings from minority interests in unconsolidated entities and properties owned jointly with venture partners and operated by the partners. Other investments also includes derivatives assets and certain seed money investments, which are reported at fair value, and commercial mortgage loans of consolidated VIEs for which the fair value option was elected.

Schedule II — Condensed Financial Information of Registrant (Parent Only)

Statements of Financial Position

	December 31,	
	2012	2011
	(in millions)	
Assets		
Fixed maturities, trading	**$ 10.5**	$ 268.7
Cash and cash equivalents	**207.1**	226.7
Other investments	**11.1**	7.0
Income taxes receivable	**35.8**	18.6
Deferred income taxes	**20.6**	22.5
Amounts receivable from subsidiary	**0.9**	0.9
Other assets	**20.9**	15.7
Investment in subsidiary	**11,923.0**	9,828.0
Total assets	**$12,229.9**	$10,388.1
Liabilities		
Amounts payable to subsidiary	**$ 2.1**	$ 1.4
Long-term debt	**2,448.6**	1,351.7
Accrued investment payable	**22.3**	15.4
Other liabilities	**3.7**	1.7
Total liabilities	**2,476.7**	1,370.2
Stockholders' equity		
Series A preferred stock, par value $0.01 per share with liquidation preference of $100 per share — 3.0 million shares authorized, issued and outstanding in 2012 and 2011	**—**	—
Series B preferred stock, par value $0.01 per share with liquidation preference of $25 per share — 10.0 million shares authorized, issued and outstanding in 2012 and 2011	**0.1**	0.1
Common stock, par value $.01 per share — 2,500 million shares authorized, 453.5 million and 450.3 million shares issued, and 293.8million and 301.1 million shares outstanding in 2012 and 2011	**4.5**	4.5
Additional paid-in capital	**9,730.9**	9,634.7
Retained earnings	**4,940.2**	4,402.3
Accumulated other comprehensive income	**631.9**	258.0
Treasury stock, at cost (159.7 million and 149.2 million shares in 2012 and 2011)	**(5,554.4)**	(5,281.7)
Total stockholders' equity attributable to Principal Financial Group, Inc.	**9,753.2**	9,017.9
Total liabilities and stockholders' equity	**$12,229.9**	$10,388.1

See accompanying notes.

Statements of Operations

	For the year ended December 31,		
	2012	2011	2010
	(in millions)		
Revenues			
Fees and other revenues	**$ 0.5**	$ 0.2	$ 0.1
Net investment income (loss)	**3.0**	(12.0)	33.2
Net realized capital gains	**0.3**	—	0.7
Total revenues	**3.8**	(11.8)	34.0
Expenses			
Other operating costs and expenses	**170.2**	116.0	117.0
Total expenses	**170.2**	116.0	117.0
Losses before income taxes	**(166.4)**	(127.8)	(83.0)
Income tax benefits	**(67.6)**	(50.4)	(31.6)
Equity in the net income of subsidiaries	**904.7**	730.1	714.3
Net income attributable to Principal Financial Group, Inc.	**805.9**	652.7	662.9
Preferred stock dividends	**33.0**	33.0	33.0
Net income available to common stockholders	**$ 772.9**	$ 619.7	$629.9

See accompanying notes.

Statements of Cash Flows

	For the year ended December 31,		
	2012	2011	2010
	(in millions)		
Operating activities			
Net income	**$ 805.9**	$ 652.7	$ 662.9
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in the net income of subsidiaries	**(904.7)**	(730.1)	(714.3)
Net realized capital gains	**(0.3)**	—	(0.7)
Net cash flows for trading securities	**258.2**	21.7	111.1
Current and deferred income tax benefits	**(2.3)**	(3.7)	(4.5)
Stock-based compensation	**2.2**	1.6	0.8
Other	**45.8**	(15.5)	(26.0)
Net cash provided by (used in) operating activities	**204.8**	(73.3)	29.3
Investing activities			
Available-for-sale securities:			
Purchases	—	(4.4)	(286.8)
Sales	—	200.0	95.5
Maturities	—	4.4	117.9
Net change in other investments	**(0.2)**	(0.2)	(0.2)
Dividends and returns of capital received from (contributions to) unconsolidated entity	**(759.2)**	506.5	301.8
Net cash provided by (used in) investing activities	**(759.4)**	706.3	228.2
Financing activities			
Issuance of common stock	**28.9**	25.9	20.6
Acquisition of treasury stock	**(272.7)**	(556.4)	(2.6)
Dividends to common stockholders	**(231.3)**	(213.7)	(176.2)
Dividends to preferred stockholders	**(33.0)**	(33.0)	(33.0)
Principal repayments of long term debt	**(440.8)**	—	—
Issuance of long-term debt	**1,483.9**	—	—
Net cash provided by (used in) financing activities	**535.0**	(777.2)	(191.2)
Net increase (decrease) in cash and cash equivalents	**(19.6)**	(144.2)	66.3
Cash and cash equivalents at beginning of year	**226.7**	370.9	304.6
Cash and cash equivalents at end of year	**$ 207.1**	$ 226.7	$ 370.9

See accompanying notes

(1) Basis of Presentation

The accompanying condensed financial statement should be read in conjunction with the consolidated financial statements and notes thereto of Principal Financial Group, Inc.

In the parent company only financial statements, our investments in subsidiaries are stated as cost plus equity in undistributed earnings of subsidiaries.

(2) Cash Dividends and Returns of Capital Received from (Capital Contributed to) Unconsolidated Entity

The parent company contributed capital of $759.2 million in 2012 to its unconsolidated entity and received cash dividends and returns of capital totaling $506.5 million and $301.8 million from its unconsolidated entity in 2011 and 2010, respectively.

Schedule III — Supplementary Insurance Information
As of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010

Segment	Deferred policy acquisition costs	Future policy benefits and claims	Contractholder and other policyholder funds
		(in millions)	
2012:			
Retirement and Investor Services	**$ 699.4**	**$ 9,702.7**	**$32,801.4**
Principal Global Investors	**—**	**—**	**—**
Principal International	**279.1**	**4,435.5**	**108.5**
U.S. Insurance Solutions	**1,695.3**	**8,247.6**	**5,867.4**
Corporate	**—**	**50.4**	**(274.4)**
Total	**$2,673.8**	**$22,436.2**	**$38,502.9**
2011:			
Retirement and Investor Services	$ 792.2	$ 8,563.1	$33,275.9
Principal Global Investors	—	—	—
Principal International	230.7	3,821.3	83.1
U.S. Insurance Solutions	1,405.1	7,757.3	5,126.0
Corporate	—	68.7	(260.0)
Total	$2,428.0	$20,210.4	$38,225.0

Schedule III — Supplementary Insurance Information — (continued)
As of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010

Segment	Premiums and other considerations	Net investment income (1)	Benefits, claims and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses (1)
			(in millions)		
2012:					
Retirement and Investor Services	**$1,162.6**	**$2,075.4**	**$2,629.1**	**$ 84.8**	**$1,362.5**
Principal Global Investors	**—**	**15.4**	**—**	**—**	**456.9**
Principal International	**284.6**	**435.2**	**567.2**	**10.3**	**211.4**
U.S. Insurance Solutions	**1,769.3**	**675.2**	**1,935.5**	**(2.5)**	**662.0**
Corporate	**2.9**	**53.7**	**(7.9)**	**—**	**148.7**
Total	**$3,219.4**	**$3,254.9**	**$5,123.9**	**$ 92.6**	**$2,841.5**
2011:					
Retirement and Investor Services	$ 390.4	$2,182.8	$1,933.3	$119.4	$1,258.5
Principal Global Investors	—	15.1	—	—	429.3
Principal International	264.5	469.9	581.7	(2.7)	175.6
U.S. Insurance Solutions	1,724.0	669.9	1,725.1	143.6	630.2
Corporate	512.1	37.6	376.5	—	196.9
Total	$2,891.0	$3,375.3	$4,616.6	$260.3	$2,690.5
2010:					
Retirement and Investor Services	$ 332.2	$2,366.5	$2,122.8	$136.7	$1,181.1
Principal Global Investors	—	13.4	—	—	384.4
Principal International	255.2	374.8	497.7	3.7	145.8
U.S. Insurance Solutions	1,685.7	650.0	1,600.2	128.3	580.0
Corporate	1,282.4	91.1	983.6	—	428.3
Total	$3,555.5	$3,495.8	$5,204.3	$268.7	$2,719.6

(1) Allocations of net investment income and certain operating expenses are based on a number of assumptions and estimates, and reported operating results would change by segment if different methods were applied.

Schedule IV — Reinsurance
As of December 31, 2012, 2011 and 2010 and for each of the years then ended

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
			($ in millions)		
2012:					
Life insurance in force	**$286,435.3**	**$115,315.7**	**$1,606.2**	**$172,725.8**	**0.9%**
Premiums:					
Life insurance	**$ 2,289.4**	**$ 174.4**	**$ 2.6**	**$ 2,117.6**	**0.1%**
Accident and health insurance	**1,264.7**	**162.9**	**—**	**1,101.8**	**—%**
Total	**$ 3,554.1**	**$ 337.3**	**$ 2.6**	**$ 3,219.4**	**0.1%**
2011:					
Life insurance in force	$256,880.3	$ 94,839.7	$1,814.9	$163,855.5	1.1%
Premiums:					
Life insurance	$ 1,490.8	$ 158.5	$ 3.0	$ 1,335.3	0.2%
Accident and health insurance	1,714.8	159.1	—	1,555.7	—%
Total	$ 3,205.6	$ 317.6	$ 3.0	$ 2,891.0	0.1%
2010:					
Life insurance in force	$241,996.5	$ 84,403.8	$2,051.9	$159,644.6	1.3%
Premiums:					
Life insurance	$ 1,437.9	$ 146.2	$ 3.5	$ 1,295.2	0.3%
Accident and health insurance	2,421.9	161.6	—	2,260.3	—%
Total	$ 3,859.8	$ 307.8	$ 3.5	$ 3,555.5	0.1%

Exhibit Index

Exhibit Number	Description
2.1	Plan of Conversion (1)
2.2	Stock Purchase Agreement dated as of May 11, 2004 by and between Principal Holding Company and CitiMortgage, Inc. (2)
2.3	Stock Purchase Agreement among Washington Mutual, Inc., New American Capital, Inc., Principal Financial Group, Inc., and Principal Management Corporation for the purchase and sale of the outstanding capital stock of WM Advisors, Inc., dated as of July 25, 2006. (3)
2.3.1	Amendment No. 1 and Waiver, dated as of December 29, 2006, to the Stock Purchase Agreement, dated as of July 25, 2006, by and among Washington Mutual, Inc., New American Capital, Inc., Principal Financial Group, Inc., and Principal Management Corporation for the purchase and sale of the outstanding capital stock of WM Advisors, Inc. (4)
2.3.2	Memorandum of Understanding dated as of December 29, 2006, amending and modifying the Stock Purchase Agreement by and among Washington Mutual, Inc., New American Capital, Inc., Principal Financial Group, Inc., and Principal Management Corporation for the purchase and sale of the outstanding capital stock of WM Advisors, Inc. (4)
2.4	Sale and Purchase Promise Agreement, dated October 5, 2012, among Principal Financial Services, Inc., Empresas Penta S.A. and Inversiones Banpenta Limitada (5)
3.1	Amended and Restated Certificate of Incorporation of Principal Financial Group, Inc. (included in Exhibit 2.1) (6)
3.2	Amended and Restated By-Laws of Principal Financial Group, Inc. (7)
4.1	Form of Certificate for the Common Stock of Principal Financial Group, Inc., par value $0.01 per share (1)
4.1.1	Certificate of Designations of the Company's Series A Non-Cumulative Perpetual Preferred Stock, dated June 16, 2005. (6)
4.1.2	Certificate of Designations of the Company's Series B Non-Cumulative Perpetual Preferred Stock, dated June 16, 2005. (6)
4.1.3	Specimen Stock Certificate for the Company's Series A Non-Cumulative Perpetual Preferred Stock. (6)
4.1.4	Specimen Stock Certificate for the Company's Series B Non-Cumulative Perpetual Preferred Stock. (6)
4.1.5	Senior Indenture, dated as of October 11, 2006, between Principal Financial Group, Inc. and The Bank of New York, as Trustee. (8)
4.1.6	First Supplemental Indenture, dated as of October 16, 2006, among Principal Financial Group, Inc., Principal Financial Services, Inc. and The Bank of New York, as Trustee. (8)
4.1.7	6.05% Senior Note ($500,000,000) due October 15, 2036. (8)
4.1.8	6.05% Senior Note ($100,000,000) due October 15, 2036. (9)
4.1.9	Guarantee, dated as of October 16, 2006, by Principal Financial Services, Inc. (8)
4.1.10	Senior Indenture, dated as of May 21, 2009, among Principal Financial Group, Inc., Principal Financial Services, Inc., as guarantor, and The Bank of New York, as Trustee (10)
4.1.11	First Supplemental Indenture (including the form of 2014 Notes), dated as of May 21, 2009, among Principal Financial Group, Inc., as issuer, Principal Financial Services, Inc., as guarantor, and The Bank of New York Mellon Trust Company, as trustee (10)
4.1.12	Second Supplemental Indenture (including the form of 2019 Notes), dated as of May 21, 2009, among Principal Financial Group, Inc., as issuer, Principal Financial Services, Inc., as guarantor, and The Bank of New York Mellon Trust Company, as trustee (10)
4.1.13	Third Supplemental Indenture (including the form of 2022 Notes), dated as of September 10, 2012, among Principal Financial Group, Inc., as issuer, Principal Financial Services, Inc., as guarantor, and The Bank of New York Mellon Trust Company, as trustee (11)
4.1.14	Fourth Supplemental Indenture (including the form of 2022 Notes), dated as of September 10, 2012, among Principal Financial Group, Inc., as issuer, Principal Financial Services, Inc., as guarantor, and The Bank of New York Mellon Trust Company, as trustee (11)
4.1.15	Fifth Supplemental Indenture (including the form of 2017 Notes), dated as of November 16, 2012, among Principal Financial Group, Inc., as issuer, Principal Financial Services, Inc., as guarantor, and The Bank of New York Mellon Trust Company, as trustee (12)
4.1.16	Sixth Supplemental Indenture (including the form of 2023 Notes), dated as of November 16, 2012, among Principal Financial Group, Inc., as issuer, Principal Financial Services, Inc., as guarantor, and The Bank of New York Mellon Trust Company, as trustee (12)
4.1.17	Seventh Supplemental Indenture (including the form of 2043 Notes), dated as of November 16, 2012, among Principal Financial Group, Inc., as issuer, Principal Financial Services, Inc., as guarantor, and The Bank of New York Mellon Trust Company, as trustee (12)
4.1.18	Guarantee from Principal Financial Services, Inc. with respect to the 7.875% Senior Notes due 2014 (10)
4.1.19	Guarantee from Principal Financial Services, Inc. with respect to the 8.875% Senior Notes due 2019 (10)
4.1.20	Guarantee from Principal Financial Services, Inc. with respect to the 3.300% Senior Notes due 2022 (11)
4.1.21	Guarantee from Principal Financial Services, Inc. with respect to the 4.625% Senior Notes due 2042 (11)
4.1.22	Guarantee from Principal Financial Services, Inc. with respect to the 1.850% Senior Notes due 2017 (12)
4.1.23	Guarantee from Principal Financial Services, Inc. with respect to the 3.125% Senior Notes due 2023 (12)
4.1.24	Guarantee from Principal Financial Services, Inc. with respect to the 4.350% Senior Notes due 2043 (12)
10.1	Principal Financial Group, Inc. Stock Incentive Plan (13)
10.1.1	Form of Restricted Stock Unit Award Agreement (14)
10.1.2	Form of Stock Option Award Agreement (14)
10.1.3	Principal Financial Group, Inc. 2005 Stock Incentive Plan (15)
10.1.4	Principal Financial Group, Inc. 2010 Stock Incentive Plan (16)
10.1.5	Amended and Restated Principal Financial Group, Inc. 2010 Stock Incentive Plan (17)
10.2	Principal Financial Group Long-Term Performance Plan (1)
10.3	Resolution of Human Resources Committee of the Board of Directors of Principal Financial Group, Inc. amending the Principal Financial Group Long-Term Performance Plan as of October 31, 2002 (18)
10.4	Principal Financial Group Incentive Pay Plan (PrinPay), amended and restated effective January 1, 2002 (19)
10.5	Principal Financial Group, Inc. Annual Incentive Plan (20)
10.6	Revised Summary of Standard Compensatory Arrangement for Non-Employee Directors of the Principal Financial Group, Inc. Board of Directors (21)
10.6.1	Revised Summary of Standard Compensatory Arrangement for Non-Employee Directors, effective March 28, 2009 (22)

Exhibit Number	Description
10.6.2	Revised Summary of Standard Compensatory Arrangement for Non-Employee Directors of the Principal Financial Group, Inc., effective May 17, 2010 (23)
10.6.3	Revised Summary of Standard Compensatory Arrangement for Non-Employee Directors of the Principal Financial Group, Inc., effective January 1, 2012 (24)
10.7	Principal Financial Group, Inc. Directors Stock Plan (1)
10.7.1	Principal Financial Group, Inc. 2005 Directors Stock Plan (15)
10.8	Deferred Compensation Plan for Non-Employee Directors of Principal Financial Group, Inc. (25)
10.9	Principal Select Savings Excess Plan, restated as of January 1, 2004 (26)
10.9.1	Amendment No. 1 to Principal Select Savings Excess Plan (25)
10.10	Supplemental Executive Retirement Plan for Employees, restated as of January 1, 2003 (26)
10.10.1	Amendment No. 1 to the Principal Supplemental Executive Retirement Plan for Employees (25)
10.11	Form of Principal Financial Group, Inc. and Principal Life Insurance Company Change-of-Control Employment Agreement (Tier One Executives), dated as of February 28, 2006, by and among Principal Financial Group, Inc., Principal Financial Services, Inc., Principal Life Insurance Company and an Executive. (27)
10.11.1	Form of Principal Financial Group, Inc. and Principal Life Insurance Company Change-of-Control Employment Agreement (Tier One Executives) (28)
10.11.2	Form of Principal Financial Group, Inc. and Principal Life Insurance Company Change of Control Employment Agreement (Tier One Executives), effective December 31, 2010 (23)
10.12	Form of Principal Financial Group, Inc. Indemnification Agreement (28)
10.13	Compensatory Arrangement, dated as of March 14, 2002, between Principal Life Insurance Company and James P. McCaughan. (29)
10.14	Fiscal Agency Agreement, dated as of August 25, 1999, among Principal Financial Group (Australia) Holdings Pty Limited, Principal Financial Services, Inc. and U.S. Bank Trust National Association (1)
10.15	Employment Agreement dated as of June 1, 2006, by and between Principal Financial Group, Inc., Principal Financial Services, Inc., Principal Life Insurance Company, and Larry D. Zimpleman. (4)
10.15.1	Amended and Restated Employment Agreement dated as of May 1, 2008, by and between Principal Financial Group, Inc., Principal Financial Services, Inc., Principal Life Insurance Company and Larry D. Zimpleman (30)
10.15.2	Letter dated March 16, 2009 amending the Amended and Restated Employment Agreement dated as of May 1, 2008 by and between Principal Financial Group, Inc., Principal Financial Services, Inc., Principal Life Insurance Company and Larry D. Zimpleman (22)
10.15.3	Letter dated December 1, 2009 amending the Amended and Restated Employment Agreement dated as of May 1, 2008 by and between Principal Financial Group, Inc., Principal Financial Services, Inc., Principal Life Insurance Company and Larry D. Zimpleman (31)
10.16	The Principal Severance Plan for Senior Executives, restated effective January 1, 2009 (22)
12	Computation of Earnings to Fixed Charges Ratio (32)
21	Principal Financial Group, Inc. Member Companies as of December 31, 2011 (32)
23	Consent of Independent Registered Public Accounting Firm (32)
31.1	Certification of Larry D. Zimpleman (32)
31.2	Certification of Terrance J. Lillis (32)
32.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code — Larry D. Zimpleman (32)
32.2	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code — Terrance J. Lillis (32)
101	The following materials from Principal Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Financial Position, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, (vi) the Notes to Consolidated Financial Statements, (vii) Schedule I — Summary of Investments — Other Than Investments in Related Parties, (viii) Schedule II — Condensed Financial Information of Registrant (Parent Only), (ix) Schedule III — Supplementary Information and (x) Schedule IV — Reinsurance.

(1) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Registration Statement on Form S-1, as amended (Commission File No. 333-62558).

(2) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (Commission File No. 1-16725).

(3) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (Commission File No. 1-16725).

(4) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006 (Commission File No. 1-16725).

(5) Incorporated by reference to exhibit filed with Principal Financial Group Inc.'s Current Report on Form 8-K filed on November 13, 2012 (Commission File No. 1-16725).

(6) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Current Report on Form 8-K filed on June 17, 2005 (Commission File No. 1-16725).

(7) Incorporated herein by reference to exhibit filed with Principal Financial Group Inc.'s Current Report on Form 8-K filed on February 27, 2009 (Commission File No. 1-16725).

(8) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Current Report on Form 8-K filed on October 17, 2006 (Commission File No. 1-16725).

(9) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Current Report on Form 8-K filed on December 6, 2006 (Commission File No. 1-16725).

(10) Incorporated herein by reference to exhibit filed with Principal Financial Group Inc.'s Current Report on Form 8-K filed on May 21, 2009 (Commission File No. 1-16725).

(11) Incorporated by reference to exhibit filed with Principal Financial Group Inc.'s Current Report on Form 8-K filed on September 10, 2012 (Commission File No. 1-16725).

(12) Incorporated by reference to exhibit filed with Principal Financial Group Inc.'s Current Report on Form 8-K filed on November 16, 2012 (Commission File No. 1-16725).

(13) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (Commission File No. 1-16725).

(14) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Current Report on Form 8-K filed on March 7, 2005 (Commission File No. 1-16725).

(15) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (Commission File No. 1-16725).

(16) Incorporated by reference to Appendix A of Principal Financial Group, Inc.'s 2010 Definitive Proxy Statement on Form DEF14A, filed on April 6, 2010 (Commission File No. 1-16725).

(17) Incorporated by reference to exhibit filed with Principal Financial Group Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Commission File No. 1-16725).

(18) Incorporated by reference to the exhibit filed with Principal Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 1-16725).

(19) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (Commission File No. 1-16725).

(20) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004 (Commission File No. 1-16725).

(21) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (Commission File No. 1-16725).

(22) Incorporated by reference to the Principal Financial Group, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (Commission File No. 1-16725).

(23) Incorporated herein by reference to exhibit filed with Principal Financial Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (Commission File No. 1-16725).

(24) Incorporated by reference to exhibit filed with Principal Financial Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011 (Commission File No. 1-16725).

(25) Incorporated by reference to the exhibit filed with Principal Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005 (Commission File 1-16725).

(26) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (Commission File No. 1-16725).

(27) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (Commission File No. 1-16725).

(28) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Current Report on Form 8-K filed on December 2, 2008 (Commission File No. 1-16725).

(29) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (Commission File No. 1-16725).

(30) Incorporated by reference to exhibit filed with Principal Financial Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (Commission File No. 1-16725).

(31) Incorporated by reference to the exhibit filed with Principal Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (Commission File No. 1-16725).

(32) Filed herewith.

Paper copies of exhibits will be provided to shareholders upon reasonable request and upon payment of reasonable copying and mailing expenses.

Performance Graph

The following graph sets forth a comparison of cumulative total return for Principal Financial Group, Inc.'s common stock, the Standard & Poor's 500 Index ("S&P 500"), and the Standard & Poor's 500 Financials Index ("S&P 500 Financials"), adjusted to assume the reinvestment of dividends for the past five calendar years. It assumes $100 invested in each of the Company's common stock, the S&P 500 and the S&P 500 Financials.



$180
$160
$140
$120
$100
$80
$60
$40
$20
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
PFG
S&P 500
S&P 500 Fin

Yearly	PFG	S&P 500	S&P 500 Fin
12/31/2007	100.00	100.00	100.00
12/31/2008	36.75	63.00	44.68
12/31/2009	39.47	79.68	52.38
12/31/2010	51.99	91.68	58.73
12/31/2011	41.97	93.61	48.71
12/31/2012	48.45	108.59	62.75

WE'LL GIVE YOU **AN EDGE**®


Principal
Financial
Group

DES MOINES, IOWA 50392
1-800-986-EDGE (3343)
WWW.PRINCIPAL.COM


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EE9038-11